Form 20-F
period 2002-05-31
CALAIS RESOURCES INC
filed 2002-12-05
CIK 1044650

1: 2: 3: 4: 5: < 6: 7: 8: 9:

<!DOCTYPE HTML PUBLIC "-//W3C//DTD HTML 4.0 Transitional//EN">

10:

<!-- saved from url=(0226)http://207.68.162.250/cgi-bin/getmsg/form20rev12-02-02.htm?curmbox=F000000001&a=2dd7215aae4fb98a6275d349f18368b5&msg=MSG1038959755.20&start=245631&len=876458&mimepart=6&disk=207.68.162.70_d840&login=kimmee57&domain=hotmail.com --><HTML

11:

xmlns="http://www.w3.org/TR/REC-html40" xmlns:v =

12:

"urn:schemas-microsoft-com:vml" xmlns:o =

13:

"urn:schemas-microsoft-com:office:office" xmlns:w =

14:

"urn:schemas-microsoft-com:office:word"><HEAD><TITLE>UNITED STATES SECURITIES AND EXCHANGE COMMISSION</TITLE>

15:

<META http-equiv=Content-Type content="text/html; charset=iso-8859-1">

16:

<META content=Word.Document name=ProgId>

17:

<META content="MSHTML 5.50.4611.1300" name=GENERATOR>

18:

<META content="Microsoft Word 9" name=Originator><LINK

19:

href="./form20rev12-02-02_files/filelist.xml" rel=File-List><!--[if gte mso 9]><xml>

20:

<o:DocumentProperties>

21:

<o:Author>_</o:Author>

22:

<o:Template>Normal</o:Template>

23:

<o:LastAuthor>Laurie Rempel</o:LastAuthor>

24:

<o:Revision>2</o:Revision>

25:

<o:TotalTime>113</o:TotalTime>

26:

<o:LastPrinted>2002-12-03T22:54:00Z</o:LastPrinted>

27:

<o:Created>2002-12-03T23:54:00Z</o:Created>

28:

<o:LastSaved>2002-12-03T23:54:00Z</o:LastSaved>

29:

<o:Pages>7</o:Pages>

30:

<o:Words>14096</o:Words>

31:

<o:Characters>80349</o:Characters>

32:

<o:Company> </o:Company>

33:

<o:Lines>669</o:Lines>

34:

<o:Paragraphs>160</o:Paragraphs>

35:

<o:CharactersWithSpaces>98674</o:CharactersWithSpaces>

36:

<o:Version>9.4402</o:Version>

37:

</o:DocumentProperties>

38:

</xml><![endif]--><!--[if gte mso 9]><xml>

39:

<w:WordDocument>

40:

<w:TrackRevisions/>

41:

<w:DoNotShowRevisions/>

42:

<w:DoNotPrintRevisions/>

43:

<w:DoNotHyphenateCaps/>

44:

<w:DisplayHorizontalDrawingGridEvery>0</w:DisplayHorizontalDrawingGridEvery>

45:

<w:DisplayVerticalDrawingGridEvery>0</w:DisplayVerticalDrawingGridEvery>

46:

<w:UseMarginsForDrawingGridOrigin/>

47:

<w:Compatibility>

48:

<w:UsePrinterMetrics/>

49:

<w:WW6BorderRules/>

50:

<w:FootnoteLayoutLikeWW8/>

51:

<w:ShapeLayoutLikeWW8/>

52:

<w:AlignTablesRowByRow/>

53:

<w:ForgetLastTabAlignment/>

54:

<w:LayoutRawTableWidth/>

55:

<w:LayoutTableRowsApart/>

56:

</w:Compatibility>

57:

</w:WordDocument>

58:

</xml><![endif]-->

59:

<STYLE>@font-face {

60:

font-family: Helvetica;

61:

}

62:

@font-face {

63:

font-family: Wingdings;

64:

}

65:

@font-face {

66:

font-family: MS Mincho;

67:

}

68:

@font-face {

69:

font-family: \@MS Mincho;

70:

}

71:

@page Section1 {size: 8.5in 11.0in; margin: .6in .8in 41.75pt .8in; mso-header-margin: 1.0in; mso-footer-margin: .2in; mso-page-numbers: 1; mso-even-footer: url("./form20rev12-02-02_files/header.htm") ef1; mso-footer: url("./form20rev12-02-02_files/header.htm") f1; mso-first-footer: url("./form20rev12-02-02_files/header.htm") ff1; mso-paper-source: 0; }

72:

P.MsoNormal {

73:

FONT-SIZE: 12pt; MARGIN: 0in 0in 0pt; FONT-FAMILY: "Courier New"; mso-bidi-font-size: 10.0pt; mso-style-parent: ""; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt

74:

}

75:

LI.MsoNormal {

76:

FONT-SIZE: 12pt; MARGIN: 0in 0in 0pt; FONT-FAMILY: "Courier New"; mso-bidi-font-size: 10.0pt; mso-style-parent: ""; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt

77:

}

78:

DIV.MsoNormal {

79:

FONT-SIZE: 12pt; MARGIN: 0in 0in 0pt; FONT-FAMILY: "Courier New"; mso-bidi-font-size: 10.0pt; mso-style-parent: ""; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt

80:

}

81:

H1 {

82:

FONT-SIZE: 14pt; MARGIN: 12pt 0in 3pt; FONT-FAMILY: Arial; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt; mso-style-next: Normal; mso-outline-level: 1; mso-bidi-font-weight: normal

83:

}

84:

H2 {

85:

FONT-SIZE: 12pt; MARGIN: 12pt 0in 3pt; FONT-STYLE: italic; FONT-FAMILY: Arial; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt; mso-style-next: Normal; mso-outline-level: 2; mso-bidi-font-weight: normal; mso-bidi-font-style: normal

86:

}

87:

H3 {

88:

FONT-WEIGHT: normal; FONT-SIZE: 12pt; MARGIN: 12pt 0in 3pt; FONT-FAMILY: Arial; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt; mso-style-next: Normal; mso-outline-level: 3

89:

}

90:

H4 {

91:

FONT-SIZE: 12pt; MARGIN: 12pt 0in 3pt; FONT-FAMILY: Arial; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt; mso-style-next: Normal; mso-outline-level: 4; mso-bidi-font-weight: normal

92:

}

93:

H5 {

94:

FONT-WEIGHT: normal; FONT-SIZE: 11pt; MARGIN: 12pt 0in 3pt; FONT-FAMILY: Arial; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt; mso-style-next: Normal; mso-outline-level: 5

95:

}

96:

H6 {

97:

FONT-WEIGHT: normal; FONT-SIZE: 11pt; MARGIN: 12pt 0in 3pt; FONT-STYLE: italic; FONT-FAMILY: "Times New Roman"; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-font-kerning: 14.0pt; mso-style-next: Normal; mso-outline-level: 6; mso-bidi-font-style: normal

98:

}

99:

P.MsoHeading7 {

100:

FONT-SIZE: 10pt; MARGIN: 12pt 0in 3pt; FONT-FAMILY: Arial; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt; mso-style-next: Normal; mso-outline-level: 7

101:

}

102:

LI.MsoHeading7 {

103:

FONT-SIZE: 10pt; MARGIN: 12pt 0in 3pt; FONT-FAMILY: Arial; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt; mso-style-next: Normal; mso-outline-level: 7

104:

}

105:

DIV.MsoHeading7 {

106:

FONT-SIZE: 10pt; MARGIN: 12pt 0in 3pt; FONT-FAMILY: Arial; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt; mso-style-next: Normal; mso-outline-level: 7

107:

}

108:

P.MsoHeading8 {

109:

FONT-SIZE: 10pt; MARGIN: 12pt 0in 3pt; FONT-STYLE: italic; FONT-FAMILY: Arial; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt; mso-style-next: Normal; mso-outline-level: 8; mso-bidi-font-style: normal

110:

}

111:

LI.MsoHeading8 {

112:

FONT-SIZE: 10pt; MARGIN: 12pt 0in 3pt; FONT-STYLE: italic; FONT-FAMILY: Arial; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt; mso-style-next: Normal; mso-outline-level: 8; mso-bidi-font-style: normal

113:

}

114:

DIV.MsoHeading8 {

115:

FONT-SIZE: 10pt; MARGIN: 12pt 0in 3pt; FONT-STYLE: italic; FONT-FAMILY: Arial; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt; mso-style-next: Normal; mso-outline-level: 8; mso-bidi-font-style: normal

116:

}

117:

P.MsoHeading9 {

118:

FONT-WEIGHT: bold; FONT-SIZE: 9pt; MARGIN: 12pt 0in 3pt; FONT-STYLE: italic; FONT-FAMILY: Arial; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt; mso-style-next: Normal; mso-outline-level: 9; mso-bidi-font-weight: normal; mso-bidi-font-style: normal

119:

}

120:

LI.MsoHeading9 {

121:

FONT-WEIGHT: bold; FONT-SIZE: 9pt; MARGIN: 12pt 0in 3pt; FONT-STYLE: italic; FONT-FAMILY: Arial; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt; mso-style-next: Normal; mso-outline-level: 9; mso-bidi-font-weight: normal; mso-bidi-font-style: normal

122:

}

123:

DIV.MsoHeading9 {

124:

FONT-WEIGHT: bold; FONT-SIZE: 9pt; MARGIN: 12pt 0in 3pt; FONT-STYLE: italic; FONT-FAMILY: Arial; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt; mso-style-next: Normal; mso-outline-level: 9; mso-bidi-font-weight: normal; mso-bidi-font-style: normal

125:

}

126:

P.MsoFootnoteText {

127:

FONT-SIZE: 10pt; MARGIN: 0in 0in 0pt; FONT-FAMILY: "Courier New"; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt

128:

}

129:

LI.MsoFootnoteText {

130:

FONT-SIZE: 10pt; MARGIN: 0in 0in 0pt; FONT-FAMILY: "Courier New"; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt

131:

}

132:

DIV.MsoFootnoteText {

133:

FONT-SIZE: 10pt; MARGIN: 0in 0in 0pt; FONT-FAMILY: "Courier New"; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt

134:

}

135:

P.MsoCommentText {

136:

FONT-SIZE: 10pt; MARGIN: 0in 0in 0pt; FONT-FAMILY: "Courier New"; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt

137:

}

138:

LI.MsoCommentText {

139:

FONT-SIZE: 10pt; MARGIN: 0in 0in 0pt; FONT-FAMILY: "Courier New"; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt

140:

}

141:

DIV.MsoCommentText {

142:

FONT-SIZE: 10pt; MARGIN: 0in 0in 0pt; FONT-FAMILY: "Courier New"; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt

143:

}

144:

P.MsoHeader {

145:

FONT-SIZE: 12pt; MARGIN: 0in 0in 0pt; FONT-FAMILY: "Courier New"; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt; tab-stops: center 3.0in right 6.0in

146:

}

147:

LI.MsoHeader {

148:

FONT-SIZE: 12pt; MARGIN: 0in 0in 0pt; FONT-FAMILY: "Courier New"; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt; tab-stops: center 3.0in right 6.0in

149:

}

150:

DIV.MsoHeader {

151:

FONT-SIZE: 12pt; MARGIN: 0in 0in 0pt; FONT-FAMILY: "Courier New"; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt; tab-stops: center 3.0in right 6.0in

152:

}

153:

P.MsoFooter {

154:

FONT-SIZE: 12pt; MARGIN: 0in 0in 0pt; FONT-FAMILY: "Courier New"; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt; tab-stops: center 3.0in right 6.0in

155:

}

156:

LI.MsoFooter {

157:

FONT-SIZE: 12pt; MARGIN: 0in 0in 0pt; FONT-FAMILY: "Courier New"; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt; tab-stops: center 3.0in right 6.0in

158:

}

159:

DIV.MsoFooter {

160:

FONT-SIZE: 12pt; MARGIN: 0in 0in 0pt; FONT-FAMILY: "Courier New"; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt; tab-stops: center 3.0in right 6.0in

161:

}

162:

SPAN.MsoFootnoteReference {

163:

VERTICAL-ALIGN: super

164:

}

165:

SPAN.MsoCommentReference {

166:

mso-ansi-font-size: 8.0pt

167:

}

168:

P.MsoList {

169:

FONT-SIZE: 12pt; MARGIN: 0in 0in 0pt 0.25in; TEXT-INDENT: -0.25in; FONT-FAMILY: "Courier New"; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt

170:

}

171:

LI.MsoList {

172:

FONT-SIZE: 12pt; MARGIN: 0in 0in 0pt 0.25in; TEXT-INDENT: -0.25in; FONT-FAMILY: "Courier New"; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt

173:

}

174:

DIV.MsoList {

175:

FONT-SIZE: 12pt; MARGIN: 0in 0in 0pt 0.25in; TEXT-INDENT: -0.25in; FONT-FAMILY: "Courier New"; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt

176:

}

177:

P.MsoList2 {

178:

FONT-SIZE: 12pt; MARGIN: 0in 0in 0pt 0.5in; TEXT-INDENT: -0.25in; FONT-FAMILY: "Courier New"; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt

179:

}

180:

LI.MsoList2 {

181:

FONT-SIZE: 12pt; MARGIN: 0in 0in 0pt 0.5in; TEXT-INDENT: -0.25in; FONT-FAMILY: "Courier New"; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt

182:

}

183:

DIV.MsoList2 {

184:

FONT-SIZE: 12pt; MARGIN: 0in 0in 0pt 0.5in; TEXT-INDENT: -0.25in; FONT-FAMILY: "Courier New"; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt

185:

}

186:

P.MsoList3 {

187:

FONT-SIZE: 12pt; MARGIN: 0in 0in 0pt 0.75in; TEXT-INDENT: -0.25in; FONT-FAMILY: "Courier New"; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt

188:

}

189:

LI.MsoList3 {

190:

FONT-SIZE: 12pt; MARGIN: 0in 0in 0pt 0.75in; TEXT-INDENT: -0.25in; FONT-FAMILY: "Courier New"; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt

191:

}

192:

DIV.MsoList3 {

193:

FONT-SIZE: 12pt; MARGIN: 0in 0in 0pt 0.75in; TEXT-INDENT: -0.25in; FONT-FAMILY: "Courier New"; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt

194:

}

195:

P.MsoListBullet2 {

196:

FONT-SIZE: 12pt; MARGIN: 0in 0in 0pt 0.5in; TEXT-INDENT: -0.25in; FONT-FAMILY: "Courier New"; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt

197:

}

198:

LI.MsoListBullet2 {

199:

FONT-SIZE: 12pt; MARGIN: 0in 0in 0pt 0.5in; TEXT-INDENT: -0.25in; FONT-FAMILY: "Courier New"; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt

200:

}

201:

DIV.MsoListBullet2 {

202:

FONT-SIZE: 12pt; MARGIN: 0in 0in 0pt 0.5in; TEXT-INDENT: -0.25in; FONT-FAMILY: "Courier New"; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt

203:

}

204:

P.MsoTitle {

205:

FONT-WEIGHT: bold; FONT-SIZE: 16pt; MARGIN: 12pt 0in 3pt; FONT-FAMILY: Arial; TEXT-ALIGN: center; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt; mso-bidi-font-weight: normal

206:

}

207:

LI.MsoTitle {

208:

FONT-WEIGHT: bold; FONT-SIZE: 16pt; MARGIN: 12pt 0in 3pt; FONT-FAMILY: Arial; TEXT-ALIGN: center; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt; mso-bidi-font-weight: normal

209:

}

210:

DIV.MsoTitle {

211:

FONT-WEIGHT: bold; FONT-SIZE: 16pt; MARGIN: 12pt 0in 3pt; FONT-FAMILY: Arial; TEXT-ALIGN: center; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt; mso-bidi-font-weight: normal

212:

}

213:

P.MsoBodyText {

214:

FONT-SIZE: 12pt; MARGIN: 0in 0in 6pt; FONT-FAMILY: "Courier New"; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt

215:

}

216:

LI.MsoBodyText {

217:

FONT-SIZE: 12pt; MARGIN: 0in 0in 6pt; FONT-FAMILY: "Courier New"; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt

218:

}

219:

DIV.MsoBodyText {

220:

FONT-SIZE: 12pt; MARGIN: 0in 0in 6pt; FONT-FAMILY: "Courier New"; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt

221:

}

222:

P.MsoBodyTextIndent {

223:

FONT-SIZE: 11.5pt; MARGIN: 0in 0in 0pt; TEXT-INDENT: 4.5pt; FONT-FAMILY: "Courier New"; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt; tab-stops: 315.0pt 5.25in

224:

}

225:

LI.MsoBodyTextIndent {

226:

FONT-SIZE: 11.5pt; MARGIN: 0in 0in 0pt; TEXT-INDENT: 4.5pt; FONT-FAMILY: "Courier New"; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt; tab-stops: 315.0pt 5.25in

227:

}

228:

DIV.MsoBodyTextIndent {

229:

FONT-SIZE: 11.5pt; MARGIN: 0in 0in 0pt; TEXT-INDENT: 4.5pt; FONT-FAMILY: "Courier New"; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt; tab-stops: 315.0pt 5.25in

230:

}

231:

P.MsoListContinue {

232:

FONT-SIZE: 12pt; MARGIN: 0in 0in 6pt 0.25in; FONT-FAMILY: "Courier New"; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt

233:

}

234:

LI.MsoListContinue {

235:

FONT-SIZE: 12pt; MARGIN: 0in 0in 6pt 0.25in; FONT-FAMILY: "Courier New"; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt

236:

}

237:

DIV.MsoListContinue {

238:

FONT-SIZE: 12pt; MARGIN: 0in 0in 6pt 0.25in; FONT-FAMILY: "Courier New"; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt

239:

}

240:

P.MsoSubtitle {

241:

FONT-SIZE: 12pt; MARGIN: 0in 0in 3pt; FONT-FAMILY: Arial; TEXT-ALIGN: center; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt

242:

}

243:

LI.MsoSubtitle {

244:

FONT-SIZE: 12pt; MARGIN: 0in 0in 3pt; FONT-FAMILY: Arial; TEXT-ALIGN: center; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt

245:

}

246:

DIV.MsoSubtitle {

247:

FONT-SIZE: 12pt; MARGIN: 0in 0in 3pt; FONT-FAMILY: Arial; TEXT-ALIGN: center; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt

248:

}

249:

P.MsoBodyText2 {

250:

FONT-SIZE: 12pt; MARGIN: 0in 0in 6pt 0.25in; FONT-FAMILY: "Courier New"; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt

251:

}

252:

LI.MsoBodyText2 {

253:

FONT-SIZE: 12pt; MARGIN: 0in 0in 6pt 0.25in; FONT-FAMILY: "Courier New"; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt

254:

}

255:

DIV.MsoBodyText2 {

256:

FONT-SIZE: 12pt; MARGIN: 0in 0in 6pt 0.25in; FONT-FAMILY: "Courier New"; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt

257:

}

258:

P.MsoBodyText3 {

259:

FONT-SIZE: 12pt; MARGIN: 0in 0in 6pt 0.25in; FONT-FAMILY: "Courier New"; mso-bidi-font-size: 10.0pt; mso-style-parent: "Body Text 2"; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt

260:

}

261:

LI.MsoBodyText3 {

262:

FONT-SIZE: 12pt; MARGIN: 0in 0in 6pt 0.25in; FONT-FAMILY: "Courier New"; mso-bidi-font-size: 10.0pt; mso-style-parent: "Body Text 2"; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt

263:

}

264:

DIV.MsoBodyText3 {

265:

FONT-SIZE: 12pt; MARGIN: 0in 0in 6pt 0.25in; FONT-FAMILY: "Courier New"; mso-bidi-font-size: 10.0pt; mso-style-parent: "Body Text 2"; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-bidi-font-family: "Times New Roman"; mso-font-kerning: 14.0pt

266:

}

267:

P.MsoBodyTextIndent2 {

268:

FONT-SIZE: 12pt; MARGIN: 0in 0in 0pt 22.5pt; TEXT-INDENT: -22.5pt; FONT-FAMILY: "Times New Roman"; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-font-kerning: 14.0pt; mso-bidi-font-weight: bold

269:

}

270:

LI.MsoBodyTextIndent2 {

271:

FONT-SIZE: 12pt; MARGIN: 0in 0in 0pt 22.5pt; TEXT-INDENT: -22.5pt; FONT-FAMILY: "Times New Roman"; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-font-kerning: 14.0pt; mso-bidi-font-weight: bold

272:

}

273:

DIV.MsoBodyTextIndent2 {

274:

FONT-SIZE: 12pt; MARGIN: 0in 0in 0pt 22.5pt; TEXT-INDENT: -22.5pt; FONT-FAMILY: "Times New Roman"; mso-bidi-font-size: 10.0pt; mso-pagination: widow-orphan; mso-fareast-font-family: "Times New Roman"; mso-font-kerning: 14.0pt; mso-bidi-font-weight: bold

275:

}

276:

INS {

277:

TEXT-DECORATION: none; mso-style-type: export-only

278:

}

279:

SPAN.msoDel {

280:

DISPLAY: none; COLOR: red; TEXT-DECORATION: line-through; mso-style-type: export-only; mso-style-name: ""

281:

}

282:

DIV.Section1 {

283:

page: Section1

284:

}

285:

OL {

286:

MARGIN-BOTTOM: 0in

287:

}

288:

UL {

289:

MARGIN-BOTTOM: 0in

290:

}

291:

</STYLE>

292:

<!--[if gte mso 9]><xml>

293:

<o:shapedefaults v:ext="edit" spidmax="3074"/>

294:

</xml><![endif]--><!--[if gte mso 9]><xml>

295:

<o:shapelayout v:ext="edit">

296:

<o:idmap v:ext="edit" data="1"/>

297:

</o:shapelayout></xml><![endif]--></HEAD>

298:

<BODY lang=EN-US style="tab-interval: .5in">

299:



300:

UNITED STATES

301:

SECURITIES AND EXCHANGE COMMISSION

302:

Washington, D.C.<SPAN

303:

style="mso-spacerun: yes">  20549<SPAN

304:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p>

305:

<SPAN

306:

style="FONT-SIZE: 6.5pt; mso-bidi-font-size: 10.0pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

307:

<SPAN

308:

style="FONT-SIZE: 6.5pt; mso-bidi-font-size: 10.0pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

309:

<SPAN

310:

style="FONT-SIZE: 6.5pt; mso-bidi-font-size: 10.0pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

311:

<B

312:

style="mso-bidi-font-weight: normal"><SPAN

313:

style="FONT-SIZE: 15.5pt; FONT-FAMILY: 'Times New Roman'; mso-bidi-font-size: 10.0pt">FORM

314:

20-F<o:p></o:p>

315:

<B

316:

style="mso-bidi-font-weight: normal"><SPAN

317:

style="FONT-SIZE: 15.5pt; FONT-FAMILY: 'Times New Roman'; mso-bidi-font-size: 10.0pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

318:

<SPAN

319:

style="FONT-FAMILY: 'Times New Roman'; mso-bidi-font-weight: bold">(mark

320:

one)<o:p></o:p>

321:

<SPAN

322:

style="FONT-FAMILY: 'Times New Roman'; mso-bidi-font-weight: bold"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

323:

___ 

324:

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

325:

EXCHANGE ACT OF 1934

326:

<P

327:

class=MsoBodyTextIndent2><![if !supportEmptyParas]><![endif]> <o:p></o:p>

328:

OR

329:

<SPAN

330:

style="FONT-FAMILY: 'Times New Roman'; mso-bidi-font-weight: bold"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

331:

<U><SPAN

332:

style="mso-spacerun: yes">  X </U><SPAN

333:

style="mso-bidi-font-weight: normal"><SPAN

334:

style="mso-spacerun: yes">  ANNUAL REPORT PURSUANT TO

335:

SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

336:

<SPAN

337:

style="mso-spacerun: yes">        For

338:

the fiscal year ended May 31, 2002

339:

<P

340:

class=MsoBodyTextIndent2><![if !supportEmptyParas]><![endif]> <o:p></o:p>

341:

OR

342:

<P

343:

class=MsoBodyTextIndent2><![if !supportEmptyParas]><![endif]> <o:p></o:p>

344:

___ 

345:

TRANSITION REPORT PURSUANT TO

346:

SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

347:

<SPAN

348:

style="mso-spacerun: yes">        For

349:

the transition period from __________ to __________

350:

<SPAN

351:

style="FONT-FAMILY: 'Times New Roman'; mso-bidi-font-weight: bold"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

352:

<B

353:

style="mso-bidi-font-weight: normal"><SPAN

354:

style="FONT-SIZE: 6.5pt; FONT-FAMILY: 'Times New Roman'; mso-bidi-font-size: 10.0pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

355:

<SPAN

356:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><SPAN

357:

style="mso-spacerun: yes">   <SPAN

358:

style="FONT-SIZE: 10pt"><o:p></o:p>

359:

<SPAN

360:

style="FONT-SIZE: 10pt">Commission file number

361:

<U>0-29392</U><o:p></o:p>

362:

<SPAN

363:

style="FONT-SIZE: 8.5pt; mso-bidi-font-size: 10.0pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

364:

<SPAN

365:

style="FONT-SIZE: 8.5pt; mso-bidi-font-size: 10.0pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

366:

<B

367:

style="mso-bidi-font-weight: normal"><U><SPAN

368:

style="FONT-SIZE: 15.5pt; FONT-FAMILY: 'Times New Roman'; mso-bidi-font-size: 10.0pt">CALAIS<SPAN

369:

style="mso-spacerun: yes">  RESOURCES INC.</U><SPAN

370:

style="FONT-SIZE: 15.5pt; mso-bidi-font-size: 10.0pt"><o:p></o:p>

371:

<SPAN

372:

style="FONT-SIZE: 10pt">(Exact name of Registrant as specified in its

373:

charter)<o:p></o:p>

374:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

375:

<U><SPAN

376:

style="FONT-SIZE: 10pt">British Columbia, Canada</U><SPAN

377:

style="FONT-SIZE: 10pt"><o:p></o:p>

378:

<SPAN

379:

style="FONT-SIZE: 10pt">(Jurisdiction of incorporation or

380:

organization)<o:p></o:p>

381:

<SPAN

382:

style="mso-spacerun: yes">  <o:p></o:p>

383:

<U><SPAN

384:

style="FONT-SIZE: 10pt">P.O. Box 427, Chilliwack, British Columbia<SPAN

385:

style="mso-spacerun: yes">  V2P 6J7<o:p></o:p></U>

386:

<SPAN

387:

style="FONT-SIZE: 10pt">(Address of principal executive

388:

offices)<o:p></o:p>

389:

<SPAN

390:

style="FONT-SIZE: 10pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

391:

<SPAN

392:

style="FONT-SIZE: 10pt">Securities to be registered pursuant to Section 12(b) of

393:

the Act: None<o:p></o:p>

394:

<SPAN

395:

style="FONT-SIZE: 10pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

396:

<U><SPAN

397:

style="FONT-SIZE: 10pt">Securities to be registered pursuant to Section 12(g) of

398:

the Act:<o:p></o:p></U>

399:

<U><SPAN

400:

style="FONT-SIZE: 10pt">Common Shares, without par

401:

value<o:p></o:p></U>

402:

<SPAN

403:

style="FONT-SIZE: 10pt">(Title of Class)<o:p></o:p>

404:

<SPAN

405:

style="FONT-SIZE: 10pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

406:

Securities for which there is a

407:

reporting obligation pursuant to Section 15(d) of the Act:

408:

None<o:p></o:p>

409:

<SPAN

410:

style="FONT-SIZE: 10pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

411:

Indicate the number of

412:

outstanding shares of each of the issuer's classes of capital or common stock as

413:

of the close of the period covered by the annual report.<SPAN

414:

style="mso-spacerun: yes">   

415:

10,676,718<o:p></o:p>

416:

<SPAN

417:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><SPAN

418:

style="mso-spacerun: yes">                  

419:

<o:p></o:p>

420:

<SPAN

421:

style="FONT-SIZE: 6.5pt; mso-bidi-font-size: 10.0pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

422:

<SPAN

423:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">Indicate by check mark

424:

whether the registrant (1) has filed all reports required to be filed by Section

425:

13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12

426:

months (or for such shorter period that the registrant was required to file such

427:

reports), and (2) has been subject to such filing requirements for the past

428:

ninety days.     

429:

Yes <U>XXX</U>   No

430:

___<U>  

431:

</U><o:p></o:p>

432:

<SPAN

433:

style="FONT-SIZE: 6.5pt; mso-bidi-font-size: 10.0pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

434:

<SPAN

435:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">Indicate by check mark which

436:

financial statement item the registrant has elected to follow: Item 17

437:

<U>XXX</U>   Item 18

438:

___<o:p></o:p> <SPAN

439:

style="FONT-SIZE: 12pt; FONT-FAMILY: 'Courier New'; mso-bidi-font-size: 10.0pt; mso-fareast-font-family: 'Times New Roman'; mso-bidi-font-family: 'Times New Roman'; mso-font-kerning: 14.0pt; mso-ansi-language: EN-US; mso-fareast-language: EN-US; mso-bidi-language: AR-SA"><BR

440:

style="PAGE-BREAK-BEFORE: always; mso-special-character: line-break"

441:

clear=all>

442:

<SPAN

443:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

444:

<SPAN

445:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

446:

<SPAN

447:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

448:

<SPAN

449:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">Index to Exhibits on Page

450:

<o:p></o:p>

451:

<B

452:

style="mso-bidi-font-weight: normal">CALAIS

453:

RESOURCES INC.<o:p></o:p>

454:

<B

455:

style="mso-bidi-font-weight: normal">TABLE OF

456:

CONTENTS<o:p></o:p>

457:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

458:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

459:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

460:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

461:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

462:

<B

463:

style="mso-bidi-font-weight: normal">PART

464:

I<o:p></o:p>

465:

<B

466:

style="mso-bidi-font-weight: normal"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

467:

Item<SPAN

468:

style="mso-spacerun: yes">  1.<SPAN

469:

style="mso-spacerun: yes">   Identity of Directors, Senior

470:

Management and <o:p></o:p>

471:

<SPAN

472:

style="mso-spacerun: yes">          

473:

Advisers ......................................<SPAN

474:

style="mso-spacerun: yes">   <DEL

475:

cite="mailto:srreid" datetime="2002-12-03T12:21">n/a</DEL><INS

476:

cite="mailto:srreid" datetime="2002-12-03T12:21">03</INS><SPAN

477:

style="mso-bidi-font-weight: bold"><o:p></o:p>

478:

Item<SPAN

479:

style="mso-spacerun: yes">  2.<SPAN

480:

style="mso-spacerun: yes">   Offer Statistics and Expected

481:

Timetable........<SPAN

482:

style="mso-tab-count: 1">  <DEL

483:

cite="mailto:srreid" datetime="2002-12-03T12:21">n/a</DEL><INS

484:

cite="mailto:srreid" datetime="2002-12-03T12:21">03</INS><o:p></o:p>

485:

Item<SPAN

486:

style="mso-spacerun: yes">  3.<SPAN

487:

style="mso-spacerun: yes">   Key

488:

Information................................<SPAN

489:

style="mso-bidi-font-weight: bold"> <SPAN

490:

style="mso-spacerun: yes"> 03<o:p></o:p>

491:

<SPAN

492:

style="FONT-SIZE: 10pt">Item 

493:

4.   Information on the

494:

Company..................... <SPAN

495:

style="mso-spacerun: yes"> <DEL

496:

cite="mailto:srreid" datetime="2002-12-03T13:58">04</DEL><INS

497:

cite="mailto:srreid" datetime="2002-12-03T13:58">05</INS><o:p></o:p>

498:

<SPAN

499:

style="FONT-SIZE: 10pt">Item 

500:

5.   Operating and

501:

Financial Review and Prospects...  

502:

<DEL cite="mailto:srreid"

503:

datetime="2002-12-03T13:58">09</DEL><INS cite="mailto:srreid"

504:

datetime="2002-12-03T13:58">11</INS><o:p></o:p>

505:

<SPAN

506:

style="FONT-SIZE: 10pt">Item 

507:

6.   Directors, Senior

508:

Management and Employees.....  

509:

<DEL cite="mailto:srreid"

510:

datetime="2002-12-03T13:58">13</DEL><INS cite="mailto:srreid"

511:

datetime="2002-12-03T13:58">1</INS><INS cite="mailto:srreid"

512:

datetime="2002-12-03T14:59">4</INS><o:p></o:p>

513:

Item 

514:

7.   Major Shareholders

515:

& Related Party    

516:



517:

<SPAN

518:

style="mso-spacerun: yes">          

519:

Transactions...................................<SPAN

520:

style="mso-spacerun: yes">   <DEL

521:

cite="mailto:srreid" datetime="2002-12-03T13:58">15</DEL><INS

522:

cite="mailto:srreid" datetime="2002-12-03T13:58">17</INS><o:p></o:p>

523:

Item 

524:

8.   Financial

525:

Information.......................... <SPAN

526:

style="mso-tab-count: 1"><SPAN

527:

style="mso-spacerun: yes"> <DEL

528:

cite="mailto:srreid" datetime="2002-12-03T13:58">16</DEL><INS

529:

cite="mailto:srreid" datetime="2002-12-03T13:58">19</INS>

530:

<SPAN

531:

style="FONT-SIZE: 10pt">Item 

532:

9.   The Offer and

533:

Listing..........................  

534:

<DEL cite="mailto:srreid"

535:

datetime="2002-12-03T13:58">17</DEL><INS cite="mailto:srreid"

536:

datetime="2002-12-03T13:59">19</INS><o:p></o:p>

537:

<SPAN

538:

style="FONT-SIZE: 10pt">Item 

539:

10.  Additional

540:

Information.........................  

541:

<DEL cite="mailto:srreid"

542:

datetime="2002-12-03T13:59">18</DEL><INS cite="mailto:srreid"

543:

datetime="2002-12-03T13:59">20</INS><o:p></o:p>

544:

<SPAN

545:

style="FONT-SIZE: 10pt">Item 

546:

11.  Quantitative and

547:

Qualitative Disclosures <o:p></o:p>

548:

<SPAN

549:

style="FONT-SIZE: 10pt"><SPAN

550:

style="mso-spacerun: yes">          

551:

About Market Risk..............................<SPAN

552:

style="mso-spacerun: yes">   <DEL

553:

cite="mailto:srreid" datetime="2002-12-03T13:59">23</DEL><INS

554:

cite="mailto:srreid" datetime="2002-12-03T13:59">27</INS><o:p></o:p>

555:

<SPAN

556:

style="FONT-SIZE: 10pt">Item 

557:

12.  Description of

558:

Securities Other than Equity <o:p></o:p>

559:

<SPAN

560:

style="FONT-SIZE: 10pt"><SPAN

561:

style="mso-spacerun: yes">          

562:

Securities.....................................<SPAN

563:

style="mso-spacerun: yes">   <DEL

564:

cite="mailto:srreid" datetime="2002-12-03T13:59">n/a</DEL><INS

565:

cite="mailto:srreid" datetime="2002-12-03T13:59">27</INS><o:p></o:p>

566:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

567:

<B

568:

style="mso-bidi-font-weight: normal">PART

569:

II<o:p></o:p>

570:

<SPAN

571:

style="FONT-SIZE: 10pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

572:

<SPAN

573:

style="FONT-SIZE: 10pt">Item 13.  

574:

Defaults, Dividend Arrearages and Delinquencies<SPAN

575:

style="mso-spacerun: yes">  <INS cite="mailto:srreid"

576:

datetime="2002-12-03T14:58"><SPAN

577:

style="mso-spacerun: yes"> </INS><DEL

578:

cite="mailto:srreid" datetime="2002-12-03T13:59">n/a</DEL><INS

579:

cite="mailto:srreid" datetime="2002-12-03T13:59">27</INS><SPAN

580:

style="mso-spacerun: yes">  <o:p></o:p>

581:

<SPAN

582:

style="FONT-SIZE: 10pt">Item 14.  

583:

Material Modifications to <INS cite="mailto:srreid"

584:

datetime="2002-12-03T14:41">the </INS>Rights of Security <o:p></o:p>

585:

<SPAN

586:

style="FONT-SIZE: 10pt"><SPAN

587:

style="mso-spacerun: yes">          

588:

Holders and Use of Proceeds....................<SPAN

589:

style="mso-spacerun: yes">   <DEL

590:

cite="mailto:srreid" datetime="2002-12-03T13:59">24</DEL><INS

591:

cite="mailto:srreid" datetime="2002-12-03T13:59">27</INS><o:p></o:p>

592:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

593:

<B

594:

style="mso-bidi-font-weight: normal">PART

595:

III<o:p></o:p>

596:

<SPAN

597:

style="FONT-SIZE: 10pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

598:

<SPAN

599:

style="FONT-SIZE: 10pt">Item 17.  

600:

Financial Statements...........................<SPAN

601:

style="mso-spacerun: yes">   <DEL

602:

cite="mailto:srreid" datetime="2002-12-03T13:59">25</DEL><INS

603:

cite="mailto:srreid" datetime="2002-12-03T13:59">2</INS><INS

604:

cite="mailto:srreid" datetime="2002-12-03T14:59">7</INS><o:p></o:p>

605:

<SPAN

606:

style="FONT-SIZE: 10pt">Item 18.  

607:

Financial Statements...........................<SPAN

608:

style="mso-spacerun: yes">   <DEL

609:

cite="mailto:srreid" datetime="2002-12-03T13:59">n/a</DEL><INS

610:

cite="mailto:srreid" datetime="2002-12-03T13:59">28</INS><o:p></o:p>

611:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

612:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

613:

<SPAN

614:

style="FONT-SIZE: 10pt">Item 19.  

615:

Exhibits.......................................<SPAN

616:

style="mso-spacerun: yes">   <DEL

617:

cite="mailto:srreid" datetime="2002-12-03T13:59">25</DEL><INS

618:

cite="mailto:srreid" datetime="2002-12-03T13:59">28</INS><o:p></o:p>

619:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

620:

<SPAN

621:

style="FONT-SIZE: 10pt">Signature

622:

Page............................................<SPAN

623:

style="mso-tab-count: 1">  <DEL

624:

cite="mailto:srreid" datetime="2002-12-03T13:59">26</DEL><INS

625:

cite="mailto:srreid" datetime="2002-12-03T13:59">29</INS><o:p></o:p>

626:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

627:

<SPAN

628:

style="FONT-SIZE: 10pt">Certification

629:

............................................<SPAN

630:

style="mso-tab-count: 1">  <DEL

631:

cite="mailto:srreid" datetime="2002-12-03T13:59">27</DEL><INS

632:

cite="mailto:srreid"

633:

datetime="2002-12-03T13:59">30</INS><o:p></o:p> <SPAN

634:

style="FONT-SIZE: 10pt; FONT-FAMILY: 'Courier New'; mso-fareast-font-family: 'Times New Roman'; mso-bidi-font-family: 'Times New Roman'; mso-font-kerning: 14.0pt; mso-ansi-language: EN-US; mso-fareast-language: EN-US; mso-bidi-language: AR-SA"><BR

635:

style="PAGE-BREAK-BEFORE: always" clear=all>

636:

<U><SPAN

637:

style="FONT-SIZE: 10pt"><INS

638:

cite="mailto:pdowad" datetime="2002-12-03T11:29"><U><SPAN

639:

style="mso-prop-change: pdowad 20021203T1141">ITEM 1.<SPAN

640:

style="mso-spacerun: yes">  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT

641:

AND ADVISERS<SPAN

642:

style="mso-prop-change: pdowad 20021203T1141"><o:p></o:p></U></INS></U>

643:

<P class=MsoNormal

644:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: pdowad 20021203T1129"><SPAN

645:

style="FONT-SIZE: 10pt"><INS cite="mailto:pdowad" datetime="2002-12-03T11:29"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

646:

<P class=MsoNormal

647:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: pdowad 20021203T1129"><SPAN

648:

style="FONT-SIZE: 10pt"><INS cite="mailto:pdowad"

649:

datetime="2002-12-03T11:29">Not applicable.<o:p></o:p></INS>

650:

<P class=MsoNormal

651:

style="TEXT-ALIGN: justify; mso-list: none; mso-list-ins: pdowad 20021203T1129"><SPAN

652:

style="FONT-SIZE: 10pt"><INS cite="mailto:pdowad" datetime="2002-12-03T11:29"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

653:

<P class=MsoNormal

654:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: pdowad 20021203T1129"><U><SPAN

655:

style="FONT-SIZE: 10pt"><INS

656:

cite="mailto:pdowad" datetime="2002-12-03T11:29"><U><SPAN

657:

style="mso-prop-change: pdowad 20021203T1141">ITEM 2.<SPAN

658:

style="mso-spacerun: yes">  OFFER STATISTICS AND EXPECTED

659:

TIMETABLE<SPAN

660:

style="mso-prop-change: pdowad 20021203T1141"><o:p></o:p></U></INS></U>

661:

<P class=MsoNormal

662:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: pdowad 20021203T1129"><SPAN

663:

style="FONT-SIZE: 10pt"><INS cite="mailto:pdowad" datetime="2002-12-03T11:29"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

664:

<P class=MsoNormal

665:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: pdowad 20021203T1129"><SPAN

666:

style="FONT-SIZE: 10pt"><INS cite="mailto:pdowad"

667:

datetime="2002-12-03T11:29">Not applicable</INS><INS cite="mailto:pdowad"

668:

datetime="2002-12-03T11:30">.</INS><INS cite="mailto:pdowad"

669:

datetime="2002-12-03T11:29"><o:p></o:p></INS>

670:

<P class=MsoNormal

671:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: pdowad 20021203T1129"><SPAN

672:

style="FONT-SIZE: 10pt"><INS cite="mailto:pdowad" datetime="2002-12-03T11:29"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

673:

<P class=MsoNormal

674:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: pdowad 20021203T1129"><U><SPAN

675:

style="FONT-SIZE: 10pt">ITEM 3.  KEY

676:

INFORMATION</U><o:p></o:p>

677:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

678:

<SPAN

679:

style="FONT-SIZE: 10pt"><INS

680:

cite="mailto:pdowad" datetime="2002-12-03T11:40"><SPAN

681:

style="mso-prop-change: pdowad 20021203T1141">A.<SPAN

682:

style="mso-tab-count: 1">    </INS><SPAN

683:

style="mso-prop-change: pdowad 20021203T1141"><SPAN

684:

style="mso-prop-change: pdowad 20021203T1141">Selected historical financial

685:

data<SPAN

686:

style="mso-prop-change: pdowad 20021203T1141"><o:p></o:p>

687:

<U><SPAN

688:

style="FONT-SIZE: 10pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

689:

The

690:

selected financial data <INS cite="mailto:pdowad" datetime="2002-12-03T11:31">as

691:

</INS>of <INS cite="mailto:pdowad" datetime="2002-12-03T11:32">and for </INS>the

692:

Company for Fiscal year ended May 31, 2002 is derived from the financial

693:

statements of the Company which have been audited by KPMG <SPAN

694:

style="FONT-SIZE: 8pt; mso-bidi-font-size: 10.0pt">LLP<SPAN

695:

style="FONT-SIZE: 10pt">, Independent Accountants, as indicated in their

696:

auditor’s report which is included elsewhere in this report. <INS

697:

cite="mailto:pdowad" datetime="2002-12-03T11:31"><SPAN

698:

style="mso-spacerun: yes"> The selected financial data as at May 31,

699:

2001 and for the years ended May 31, 2001</INS><INS cite="mailto:pdowad"

700:

datetime="2002-12-03T11:32"> and 2000 have been extracted from the financial

701:

statements of the Company included herein, which financial statements were

702:

audited by other auditors.  The

703:

selected financial data as of May 31, 2000, 1999 and 1998 and for the years

704:

ended May 31, 1999 and 1998 has been extracted from financial statements not

705:

included herein.</INS><o:p></o:p>

706:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

707:

The

708:

selected financial data should be read in conjunction with the consolidated

709:

financial statements and other financial information included elsewhere in this

710:

report.<o:p></o:p>

711:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

712:

The

713:

Company has not declared any dividends since incorporation and does not

714:

anticipate that it will do so in the foreseeable future.<SPAN

715:

style="mso-spacerun: yes">  The present policy of the Company is to

716:

retain future earnings for use in its operations and the expansion of its

717:

business.<o:p></o:p>

718:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

719:

The

720:

following selected financial data is derived from the financial statements of

721:

the Company, which have been prepared in accordance with Canadian Generally

722:

Accepted Accounting Principles (GAAP), the application of which, in the case of

723:

the Company, conforms in all material respects for the periods presented with

724:

U.S. GAAP, except as disclosed in footnotes to the financial

725:

statements.<o:p></o:p>

726:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

727:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

728:

<SPAN

729:

style="FONT-SIZE: 10pt">Selected Financial Data<o:p></o:p>

730:

<SPAN

731:

style="FONT-SIZE: 10pt">(CDN$ in 000, except per share

732:

data)<o:p></o:p>

733:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

734:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

735:

<TABLE

736:

style="MARGIN-LEFT: -0.05in; WIDTH: 535.5pt; BORDER-COLLAPSE: collapse; mso-padding-alt: 0in 5.4pt 0in 5.4pt"

737:

cellSpacing=0 cellPadding=0 width=714 border=0>

738:

<TBODY>

739:

<TR>

740:

<TD

741:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 22.5pt; PADDING-TOP: 0in"

742:

vAlign=top width=30>

743:

<![if !supportEmptyParas]><![endif]> <SPAN

744:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

745:

<TD

746:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 215.85pt; PADDING-TOP: 0in"

747:

vAlign=top width=288>

748:

<![if !supportEmptyParas]><![endif]> <SPAN

749:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

750:

<TD

751:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 54.05pt; PADDING-TOP: 0in"

752:

vAlign=top width=72>

753:

<SPAN

754:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">Year Ended

755:

5/31/02<o:p></o:p> </TD>

756:

<TD

757:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 58.55pt; PADDING-TOP: 0in"

758:

vAlign=top width=78>

759:

<SPAN

760:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">Year Ended

761:

5/31/01<o:p></o:p> </TD>

762:

<TD

763:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.5pt; PADDING-TOP: 0in"

764:

vAlign=top width=85 colSpan=2>

765:

<SPAN

766:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">Year Ended

767:

5/31/00<o:p></o:p> </TD>

768:

<TD

769:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 57.1pt; PADDING-TOP: 0in"

770:

vAlign=top width=76>

771:

<SPAN

772:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">Year Ended

773:

5/31/99<o:p></o:p> </TD>

774:

<TD

775:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.95pt; PADDING-TOP: 0in"

776:

vAlign=top width=85 colSpan=2>

777:

<SPAN

778:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">Year Ended

779:

5/31/98<o:p></o:p> </TD></TR>

780:

<TR>

781:

<TD

782:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 22.5pt; PADDING-TOP: 0in"

783:

vAlign=top width=30>

784:

<![if !supportEmptyParas]><![endif]> <SPAN

785:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

786:

<TD

787:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 215.85pt; PADDING-TOP: 0in"

788:

vAlign=top width=288>

789:

<SPAN

790:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><SPAN

791:

style="mso-spacerun: yes"> <SPAN

792:

style="mso-prop-change: pdowad 20021203T1134"><INS cite="mailto:pdowad"

793:

datetime="2002-12-03T11:34"><SPAN

794:

style="mso-prop-change: pdowad 20021203T1134">Canadian GAAP<SPAN

795:

style="mso-prop-change: pdowad 20021203T1134"><o:p></o:p></INS>

796:

<P class=MsoNormal

797:

style="MARGIN-LEFT: 51.2pt; TEXT-INDENT: -51.2pt; mso-list: none; mso-list-ins: pdowad 20021203T1134"><SPAN

798:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><INS

799:

cite="mailto:pdowad" datetime="2002-12-03T11:34"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

800:

<P class=MsoNormal

801:

style="MARGIN-LEFT: 51.2pt; TEXT-INDENT: -51.2pt; mso-text-indent-alt: -51.2pt; mso-list: none; mso-list-ins: pdowad 20021203T1134"><SPAN

802:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><INS

803:

cite="mailto:pdowad" datetime="2002-12-03T11:34"><SPAN

804:

style="mso-spacerun: yes"> </INS>Revenues<o:p></o:p> </TD>

805:

<TD

806:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 54.05pt; PADDING-TOP: 0in"

807:

vAlign=top width=72>

808:

<SPAN

809:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$0

810:

<o:p></o:p> </TD>

811:

<TD

812:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 58.55pt; PADDING-TOP: 0in"

813:

vAlign=top width=78>

814:

<SPAN

815:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$0<o:p></o:p> </TD>

816:

<TD

817:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.5pt; PADDING-TOP: 0in"

818:

vAlign=top width=85 colSpan=2>

819:

<SPAN

820:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$0<o:p></o:p> </TD>

821:

<TD

822:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 57.1pt; PADDING-TOP: 0in"

823:

vAlign=top width=76>

824:

<SPAN

825:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$0<o:p></o:p> </TD>

826:

<TD

827:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.95pt; PADDING-TOP: 0in"

828:

vAlign=top width=85 colSpan=2>

829:

<SPAN

830:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$0<o:p></o:p> </TD></TR>

831:

<TR>

832:

<TD

833:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 22.5pt; PADDING-TOP: 0in"

834:

vAlign=top width=30>

835:

<![if !supportEmptyParas]><![endif]> <SPAN

836:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

837:

<TD

838:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 215.85pt; PADDING-TOP: 0in"

839:

vAlign=top width=288>

840:

<SPAN

841:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><SPAN

842:

style="mso-spacerun: yes"> Loss for the

843:

year<o:p></o:p> </TD>

844:

<TD

845:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 54.05pt; PADDING-TOP: 0in"

846:

vAlign=top width=72>

847:

<SPAN

848:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">($551)<o:p></o:p> </TD>

849:

<TD

850:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 58.55pt; PADDING-TOP: 0in"

851:

vAlign=top width=78>

852:

<SPAN

853:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">($748)<o:p></o:p> </TD>

854:

<TD

855:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.5pt; PADDING-TOP: 0in"

856:

vAlign=top width=85 colSpan=2>

857:

<SPAN

858:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">($11,795)<o:p></o:p> </TD>

859:

<TD

860:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 57.1pt; PADDING-TOP: 0in"

861:

vAlign=top width=76>

862:

<SPAN

863:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">($619)<o:p></o:p> </TD>

864:

<TD

865:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.95pt; PADDING-TOP: 0in"

866:

vAlign=top width=85 colSpan=2>

867:

<SPAN

868:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">($856)<o:p></o:p> </TD></TR>

869:

<TR>

870:

<TD

871:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 22.5pt; PADDING-TOP: 0in"

872:

vAlign=top width=30>

873:

<![if !supportEmptyParas]><![endif]> <SPAN

874:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

875:

<TD

876:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 215.85pt; PADDING-TOP: 0in"

877:

vAlign=top width=288>

878:

<SPAN

879:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><SPAN

880:

style="mso-spacerun: yes"> Loss per

881:

Share<o:p></o:p> </TD>

882:

<TD

883:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 54.05pt; PADDING-TOP: 0in"

884:

vAlign=top width=72>

885:

<SPAN

886:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">($0.05)<o:p></o:p> </TD>

887:

<TD

888:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 58.55pt; PADDING-TOP: 0in"

889:

vAlign=top width=78>

890:

<SPAN

891:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">($0.08)<o:p></o:p> </TD>

892:

<TD

893:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.5pt; PADDING-TOP: 0in"

894:

vAlign=top width=85 colSpan=2>

895:

<SPAN

896:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">($1.24)<o:p></o:p> </TD>

897:

<TD

898:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 57.1pt; PADDING-TOP: 0in"

899:

vAlign=top width=76>

900:

<SPAN

901:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">($0.07)<o:p></o:p> </TD>

902:

<TD

903:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.95pt; PADDING-TOP: 0in"

904:

vAlign=top width=85 colSpan=2>

905:

<SPAN

906:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">($0.11)<o:p></o:p> </TD></TR>

907:

<TR>

908:

<TD

909:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 22.5pt; PADDING-TOP: 0in"

910:

vAlign=top width=30>

911:

<![if !supportEmptyParas]><![endif]> <SPAN

912:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

913:

<TD

914:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 215.85pt; PADDING-TOP: 0in"

915:

vAlign=top width=288>

916:

<SPAN

917:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><SPAN

918:

style="mso-spacerun: yes"> Dividends Per

919:

Share<o:p></o:p> </TD>

920:

<TD

921:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 54.05pt; PADDING-TOP: 0in"

922:

vAlign=top width=72>

923:

<SPAN

924:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$0.00<o:p></o:p> </TD>

925:

<TD

926:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 58.55pt; PADDING-TOP: 0in"

927:

vAlign=top width=78>

928:

<SPAN

929:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$0.00<o:p></o:p> </TD>

930:

<TD

931:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.5pt; PADDING-TOP: 0in"

932:

vAlign=top width=85 colSpan=2>

933:

<SPAN

934:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$0.00<o:p></o:p> </TD>

935:

<TD

936:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 57.1pt; PADDING-TOP: 0in"

937:

vAlign=top width=76>

938:

<SPAN

939:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$0.00<o:p></o:p> </TD>

940:

<TD

941:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.95pt; PADDING-TOP: 0in"

942:

vAlign=top width=85 colSpan=2>

943:

<SPAN

944:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$0.00<o:p></o:p> </TD></TR>

945:

<TR>

946:

<TD

947:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 22.5pt; PADDING-TOP: 0in"

948:

vAlign=top width=30>

949:

<![if !supportEmptyParas]><![endif]> <SPAN

950:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

951:

<TD

952:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 215.85pt; PADDING-TOP: 0in"

953:

vAlign=top width=288>

954:

<SPAN

955:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><SPAN

956:

style="mso-spacerun: yes"> Wtg. Avg. Shares

957:

(000)<o:p></o:p> </TD>

958:

<TD

959:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 54.05pt; PADDING-TOP: 0in"

960:

vAlign=top width=72>

961:

<SPAN

962:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">10,185<o:p></o:p> </TD>

963:

<TD

964:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 58.55pt; PADDING-TOP: 0in"

965:

vAlign=top width=78>

966:

<SPAN

967:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">9,618<o:p></o:p> </TD>

968:

<TD

969:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.5pt; PADDING-TOP: 0in"

970:

vAlign=top width=85 colSpan=2>

971:

<SPAN

972:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">9,505<o:p></o:p> </TD>

973:

<TD

974:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 57.1pt; PADDING-TOP: 0in"

975:

vAlign=top width=76>

976:

<SPAN

977:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">9,126<o:p></o:p> </TD>

978:

<TD

979:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.95pt; PADDING-TOP: 0in"

980:

vAlign=top width=85 colSpan=2>

981:

<SPAN

982:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">7,943<o:p></o:p> </TD></TR>

983:

<TR>

984:

<TD

985:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 22.5pt; PADDING-TOP: 0in"

986:

vAlign=top width=30>

987:

<![if !supportEmptyParas]><![endif]> <SPAN

988:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

989:

<TD

990:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 215.85pt; PADDING-TOP: 0in"

991:

vAlign=top width=288>

992:

<![if !supportEmptyParas]><![endif]> <SPAN

993:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

994:

<TD

995:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 54.05pt; PADDING-TOP: 0in"

996:

vAlign=top width=72>

997:

<![if !supportEmptyParas]><![endif]> <SPAN

998:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

999:

<TD

1000:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 58.55pt; PADDING-TOP: 0in"

1001:

vAlign=top width=78>

1002:

<![if !supportEmptyParas]><![endif]> <SPAN

1003:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1004:

<TD

1005:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.5pt; PADDING-TOP: 0in"

1006:

vAlign=top width=85 colSpan=2>

1007:

<![if !supportEmptyParas]><![endif]> <SPAN

1008:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1009:

<TD

1010:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 57.1pt; PADDING-TOP: 0in"

1011:

vAlign=top width=76>

1012:

<![if !supportEmptyParas]><![endif]> <SPAN

1013:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1014:

<TD

1015:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.95pt; PADDING-TOP: 0in"

1016:

vAlign=top width=85 colSpan=2>

1017:

<![if !supportEmptyParas]><![endif]> <SPAN

1018:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD></TR>

1019:

<TR>

1020:

<TD

1021:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 22.5pt; PADDING-TOP: 0in"

1022:

vAlign=top width=30>

1023:

<![if !supportEmptyParas]><![endif]> <SPAN

1024:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1025:

<TD

1026:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 215.85pt; PADDING-TOP: 0in"

1027:

vAlign=top width=288>

1028:

<SPAN

1029:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><SPAN

1030:

style="mso-spacerun: yes"> Working Capital

1031:

Deficiency<o:p></o:p> </TD>

1032:

<TD

1033:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 54.05pt; PADDING-TOP: 0in"

1034:

vAlign=top width=72>

1035:

<SPAN

1036:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">($2,625)<o:p></o:p> </TD>

1037:

<TD

1038:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 58.55pt; PADDING-TOP: 0in"

1039:

vAlign=top width=78>

1040:

<SPAN

1041:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">($1,262)<o:p></o:p> </TD>

1042:

<TD

1043:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.5pt; PADDING-TOP: 0in"

1044:

vAlign=top width=85 colSpan=2>

1045:

<SPAN

1046:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">($5,241)<o:p></o:p> </TD>

1047:

<TD

1048:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 57.1pt; PADDING-TOP: 0in"

1049:

vAlign=top width=76>

1050:

<SPAN

1051:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">($5,334)<o:p></o:p> </TD>

1052:

<TD

1053:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.95pt; PADDING-TOP: 0in"

1054:

vAlign=top width=85 colSpan=2>

1055:

<SPAN

1056:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">($2,567)<o:p></o:p> </TD></TR>

1057:

<TR>

1058:

<TD

1059:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 22.5pt; PADDING-TOP: 0in"

1060:

vAlign=top width=30>

1061:

<![if !supportEmptyParas]><![endif]> <SPAN

1062:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1063:

<TD

1064:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 215.85pt; PADDING-TOP: 0in"

1065:

vAlign=top width=288>

1066:

<SPAN

1067:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><SPAN

1068:

style="mso-spacerun: yes"> Long-Term

1069:

Debt<o:p></o:p> </TD>

1070:

<TD

1071:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 54.05pt; PADDING-TOP: 0in"

1072:

vAlign=top width=72>

1073:

<SPAN

1074:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$5,097<o:p></o:p> </TD>

1075:

<TD

1076:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 58.55pt; PADDING-TOP: 0in"

1077:

vAlign=top width=78>

1078:

<SPAN

1079:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$5,721<o:p></o:p> </TD>

1080:

<TD

1081:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.5pt; PADDING-TOP: 0in"

1082:

vAlign=top width=85 colSpan=2>

1083:

<SPAN

1084:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$0<o:p></o:p> </TD>

1085:

<TD

1086:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 57.1pt; PADDING-TOP: 0in"

1087:

vAlign=top width=76>

1088:

<SPAN

1089:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$0<o:p></o:p> </TD>

1090:

<TD

1091:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.95pt; PADDING-TOP: 0in"

1092:

vAlign=top width=85 colSpan=2>

1093:

<SPAN

1094:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$0<o:p></o:p> </TD></TR>

1095:

<TR>

1096:

<TD

1097:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 22.5pt; PADDING-TOP: 0in"

1098:

vAlign=top width=30>

1099:

<![if !supportEmptyParas]><![endif]> <SPAN

1100:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1101:

<TD

1102:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 215.85pt; PADDING-TOP: 0in"

1103:

vAlign=top width=288>

1104:

<SPAN

1105:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><SPAN

1106:

style="mso-spacerun: yes"> Mineral

1107:

Properties<o:p></o:p> </TD>

1108:

<TD

1109:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 54.05pt; PADDING-TOP: 0in"

1110:

vAlign=top width=72>

1111:

<SPAN

1112:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$12,681<o:p></o:p> </TD>

1113:

<TD

1114:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 58.55pt; PADDING-TOP: 0in"

1115:

vAlign=top width=78>

1116:

<SPAN

1117:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$12,203<o:p></o:p> </TD>

1118:

<TD

1119:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.5pt; PADDING-TOP: 0in"

1120:

vAlign=top width=85 colSpan=2>

1121:

<SPAN

1122:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$12,069<o:p></o:p> </TD>

1123:

<TD

1124:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 57.1pt; PADDING-TOP: 0in"

1125:

vAlign=top width=76>

1126:

<SPAN

1127:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$21,589<o:p></o:p> </TD>

1128:

<TD

1129:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.95pt; PADDING-TOP: 0in"

1130:

vAlign=top width=85 colSpan=2>

1131:

<SPAN

1132:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$15,050<o:p></o:p> </TD></TR>

1133:

<TR>

1134:

<TD

1135:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 22.5pt; PADDING-TOP: 0in"

1136:

vAlign=top width=30>

1137:

<![if !supportEmptyParas]><![endif]> <SPAN

1138:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1139:

<TD

1140:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 215.85pt; PADDING-TOP: 0in"

1141:

vAlign=top width=288>

1142:

<SPAN

1143:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><SPAN

1144:

style="mso-spacerun: yes"> Shareholder’s

1145:

Equity<o:p></o:p> </TD>

1146:

<TD

1147:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 54.05pt; PADDING-TOP: 0in"

1148:

vAlign=top width=72>

1149:

<SPAN

1150:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$5,086<o:p></o:p> </TD>

1151:

<TD

1152:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 58.55pt; PADDING-TOP: 0in"

1153:

vAlign=top width=78>

1154:

<SPAN

1155:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$5,390<o:p></o:p> </TD>

1156:

<TD

1157:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.5pt; PADDING-TOP: 0in"

1158:

vAlign=top width=85 colSpan=2>

1159:

<SPAN

1160:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$6,078<o:p></o:p> </TD>

1161:

<TD

1162:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 57.1pt; PADDING-TOP: 0in"

1163:

vAlign=top width=76>

1164:

<SPAN

1165:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$17,873<o:p></o:p> </TD>

1166:

<TD

1167:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.95pt; PADDING-TOP: 0in"

1168:

vAlign=top width=85 colSpan=2>

1169:

<SPAN

1170:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$15,147<o:p></o:p> </TD></TR>

1171:

<TR>

1172:

<TD

1173:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 22.5pt; PADDING-TOP: 0in"

1174:

vAlign=top width=30>

1175:

<![if !supportEmptyParas]><![endif]> <SPAN

1176:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1177:

<TD

1178:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 215.85pt; PADDING-TOP: 0in"

1179:

vAlign=top width=288>

1180:

<SPAN

1181:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><SPAN

1182:

style="mso-spacerun: yes"> Total

1183:

Assets<o:p></o:p> </TD>

1184:

<TD

1185:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 54.05pt; PADDING-TOP: 0in"

1186:

vAlign=top width=72>

1187:

<SPAN

1188:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$13,166<o:p></o:p> </TD>

1189:

<TD

1190:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 58.55pt; PADDING-TOP: 0in"

1191:

vAlign=top width=78>

1192:

<SPAN

1193:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$12,788<o:p></o:p> </TD>

1194:

<TD

1195:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.5pt; PADDING-TOP: 0in"

1196:

vAlign=top width=85 colSpan=2>

1197:

<SPAN

1198:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$12,799<o:p></o:p> </TD>

1199:

<TD

1200:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 57.1pt; PADDING-TOP: 0in"

1201:

vAlign=top width=76>

1202:

<SPAN

1203:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$24,306<o:p></o:p> </TD>

1204:

<TD

1205:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.95pt; PADDING-TOP: 0in"

1206:

vAlign=top width=85 colSpan=2>

1207:

<SPAN

1208:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$18,865<o:p></o:p> </TD></TR>

1209:

<TR>

1210:

<TD

1211:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 22.5pt; PADDING-TOP: 0in"

1212:

vAlign=top width=30>

1213:

<![if !supportEmptyParas]><![endif]> <SPAN

1214:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1215:

<TD

1216:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 215.85pt; PADDING-TOP: 0in"

1217:

vAlign=top width=288>

1218:

<![if !supportEmptyParas]><![endif]> <SPAN

1219:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1220:

<TD

1221:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 54.05pt; PADDING-TOP: 0in"

1222:

vAlign=top width=72>

1223:

<![if !supportEmptyParas]><![endif]> <SPAN

1224:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1225:

<TD

1226:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 58.55pt; PADDING-TOP: 0in"

1227:

vAlign=top width=78>

1228:

<![if !supportEmptyParas]><![endif]> <SPAN

1229:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1230:

<TD

1231:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.5pt; PADDING-TOP: 0in"

1232:

vAlign=top width=85 colSpan=2>

1233:

<![if !supportEmptyParas]><![endif]> <SPAN

1234:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1235:

<TD

1236:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 57.1pt; PADDING-TOP: 0in"

1237:

vAlign=top width=76>

1238:

<![if !supportEmptyParas]><![endif]> <SPAN

1239:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1240:

<TD

1241:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.95pt; PADDING-TOP: 0in"

1242:

vAlign=top width=85 colSpan=2>

1243:

<![if !supportEmptyParas]><![endif]> <SPAN

1244:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD></TR>

1245:

<TR>

1246:

<TD

1247:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 22.5pt; PADDING-TOP: 0in"

1248:

vAlign=top width=30>

1249:

<![if !supportEmptyParas]><![endif]> <SPAN

1250:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1251:

<TD

1252:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 215.85pt; PADDING-TOP: 0in"

1253:

vAlign=top width=288>

1254:

<SPAN

1255:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><SPAN

1256:

style="mso-spacerun: yes"> <SPAN

1257:

style="mso-prop-change: pdowad 20021203T1135"><SPAN

1258:

style="mso-prop-change: pdowad 20021203T1135">US GAAP <SPAN

1259:

style="mso-prop-change: pdowad 20021203T1135"><INS cite="mailto:pdowad"

1260:

datetime="2002-12-03T11:34"><SPAN

1261:

style="mso-prop-change: pdowad 20021203T1135"><o:p></o:p></INS>

1262:

<P class=MsoNormal

1263:

style="mso-list: none; mso-list-ins: pdowad 20021203T1134"><SPAN

1264:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><INS

1265:

cite="mailto:pdowad" datetime="2002-12-03T11:34"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

1266:

<P class=MsoNormal

1267:

style="TEXT-INDENT: 0in; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: pdowad 20021203T1134"><SPAN

1268:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><INS

1269:

cite="mailto:pdowad" datetime="2002-12-03T11:34"><SPAN

1270:

style="mso-spacerun: yes"> </INS>Mineral Properties

1271:

(3)<o:p></o:p> </TD>

1272:

<TD

1273:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 54.05pt; PADDING-TOP: 0in"

1274:

vAlign=top width=72>

1275:

<P class=MsoNormal

1276:

style="TEXT-ALIGN: right; mso-list: none; mso-list-ins: srreid 20021203T1221"

1277:

align=right><INS

1278:

cite="mailto:srreid" datetime="2002-12-03T12:21"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

1279:

<P class=MsoNormal

1280:

style="TEXT-INDENT: 0in; TEXT-ALIGN: right; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1221"

1281:

align=right><INS

1282:

cite="mailto:srreid" datetime="2002-12-03T12:21"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

1283:

<SPAN

1284:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$0<o:p></o:p> </TD>

1285:

<TD

1286:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 58.55pt; PADDING-TOP: 0in"

1287:

vAlign=top width=78>

1288:

<P class=MsoNormal

1289:

style="TEXT-ALIGN: right; mso-list: none; mso-list-ins: srreid 20021203T1221"

1290:

align=right><INS

1291:

cite="mailto:srreid" datetime="2002-12-03T12:21"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

1292:

<P class=MsoNormal

1293:

style="TEXT-INDENT: 0in; TEXT-ALIGN: right; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1221"

1294:

align=right><INS

1295:

cite="mailto:srreid" datetime="2002-12-03T12:21"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

1296:

<SPAN

1297:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$0<o:p></o:p> </TD>

1298:

<TD

1299:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.5pt; PADDING-TOP: 0in"

1300:

vAlign=top width=85 colSpan=2>

1301:

<P class=MsoNormal

1302:

style="TEXT-ALIGN: right; mso-list: none; mso-list-ins: srreid 20021203T1221"

1303:

align=right><INS

1304:

cite="mailto:srreid" datetime="2002-12-03T12:21"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

1305:

<P class=MsoNormal

1306:

style="TEXT-INDENT: 0in; TEXT-ALIGN: right; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1221"

1307:

align=right><INS

1308:

cite="mailto:srreid" datetime="2002-12-03T12:21"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

1309:

<SPAN

1310:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$0<o:p></o:p> </TD>

1311:

<TD

1312:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 57.1pt; PADDING-TOP: 0in"

1313:

vAlign=top width=76>

1314:

<P class=MsoNormal

1315:

style="TEXT-ALIGN: right; mso-list: none; mso-list-ins: srreid 20021203T1221"

1316:

align=right><INS

1317:

cite="mailto:srreid" datetime="2002-12-03T12:21"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

1318:

<P class=MsoNormal

1319:

style="TEXT-INDENT: 0in; TEXT-ALIGN: right; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1221"

1320:

align=right><INS

1321:

cite="mailto:srreid" datetime="2002-12-03T12:21"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

1322:

<SPAN

1323:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$0<o:p></o:p> </TD>

1324:

<TD

1325:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.95pt; PADDING-TOP: 0in"

1326:

vAlign=top width=85 colSpan=2>

1327:

<P class=MsoNormal

1328:

style="TEXT-ALIGN: right; mso-list: none; mso-list-ins: srreid 20021203T1222"

1329:

align=right><INS

1330:

cite="mailto:srreid" datetime="2002-12-03T12:22"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

1331:

<P class=MsoNormal

1332:

style="TEXT-INDENT: 0in; TEXT-ALIGN: right; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1222"

1333:

align=right><INS

1334:

cite="mailto:srreid" datetime="2002-12-03T12:22"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

1335:

<SPAN

1336:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$0<o:p></o:p> </TD></TR>

1337:

<TR>

1338:

<TD

1339:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 22.5pt; PADDING-TOP: 0in"

1340:

vAlign=top width=30>

1341:

<![if !supportEmptyParas]><![endif]> <SPAN

1342:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1343:

<TD

1344:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 215.85pt; PADDING-TOP: 0in"

1345:

vAlign=top width=288>

1346:

<SPAN

1347:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><SPAN

1348:

style="mso-spacerun: yes"> <DEL

1349:

cite="mailto:pdowad" datetime="2002-12-03T11:35">US GAAP

1350:

</DEL>Shareholders deficiency<o:p></o:p> </TD>

1351:

<TD

1352:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 54.05pt; PADDING-TOP: 0in"

1353:

vAlign=top width=72>

1354:

<SPAN

1355:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">($7,596)<o:p></o:p> </TD>

1356:

<TD

1357:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 58.55pt; PADDING-TOP: 0in"

1358:

vAlign=top width=78>

1359:

<SPAN

1360:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">($6,813)<o:p></o:p> </TD>

1361:

<TD

1362:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.5pt; PADDING-TOP: 0in"

1363:

vAlign=top width=85 colSpan=2>

1364:

<SPAN

1365:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">($5,992)<o:p></o:p> </TD>

1366:

<TD

1367:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 57.1pt; PADDING-TOP: 0in"

1368:

vAlign=top width=76>

1369:

<SPAN

1370:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">($3,716)<o:p></o:p> </TD>

1371:

<TD

1372:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.95pt; PADDING-TOP: 0in"

1373:

vAlign=top width=85 colSpan=2>

1374:

<SPAN

1375:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$97<o:p></o:p> </TD></TR>

1376:

<TR>

1377:

<TD

1378:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 22.5pt; PADDING-TOP: 0in"

1379:

vAlign=top width=30>

1380:

<![if !supportEmptyParas]><![endif]> <SPAN

1381:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1382:

<TD

1383:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 215.85pt; PADDING-TOP: 0in"

1384:

vAlign=top width=288>

1385:

<SPAN

1386:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><SPAN

1387:

style="mso-spacerun: yes"> <DEL

1388:

cite="mailto:pdowad" datetime="2002-12-03T11:35">US GAAP

1389:

</DEL>Total Assets<o:p></o:p> </TD>

1390:

<TD

1391:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 54.05pt; PADDING-TOP: 0in"

1392:

vAlign=top width=72>

1393:

<SPAN

1394:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$485<o:p></o:p> </TD>

1395:

<TD

1396:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 58.55pt; PADDING-TOP: 0in"

1397:

vAlign=top width=78>

1398:

<SPAN

1399:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$585<o:p></o:p> </TD>

1400:

<TD

1401:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.5pt; PADDING-TOP: 0in"

1402:

vAlign=top width=85 colSpan=2>

1403:

<SPAN

1404:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$729<o:p></o:p> </TD>

1405:

<TD

1406:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 57.1pt; PADDING-TOP: 0in"

1407:

vAlign=top width=76>

1408:

<SPAN

1409:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$2,716<o:p></o:p> </TD>

1410:

<TD

1411:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.95pt; PADDING-TOP: 0in"

1412:

vAlign=top width=85 colSpan=2>

1413:

<SPAN

1414:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$3,815<o:p></o:p> </TD></TR>

1415:

<TR>

1416:

<TD

1417:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 22.5pt; PADDING-TOP: 0in"

1418:

vAlign=top width=30>

1419:

<![if !supportEmptyParas]><![endif]> <SPAN

1420:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1421:

<TD

1422:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 215.85pt; PADDING-TOP: 0in"

1423:

vAlign=top width=288>

1424:

<![if !supportEmptyParas]><![endif]> <SPAN

1425:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1426:

<TD

1427:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 54.05pt; PADDING-TOP: 0in"

1428:

vAlign=top width=72>

1429:

<![if !supportEmptyParas]><![endif]> <SPAN

1430:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1431:

<TD

1432:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 58.55pt; PADDING-TOP: 0in"

1433:

vAlign=top width=78>

1434:

<![if !supportEmptyParas]><![endif]> <SPAN

1435:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1436:

<TD

1437:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.5pt; PADDING-TOP: 0in"

1438:

vAlign=top width=85 colSpan=2>

1439:

<![if !supportEmptyParas]><![endif]> <SPAN

1440:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1441:

<TD

1442:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 57.1pt; PADDING-TOP: 0in"

1443:

vAlign=top width=76>

1444:

<![if !supportEmptyParas]><![endif]> <SPAN

1445:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1446:

<TD

1447:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.95pt; PADDING-TOP: 0in"

1448:

vAlign=top width=85 colSpan=2>

1449:

<![if !supportEmptyParas]><![endif]> <SPAN

1450:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD></TR>

1451:

<TR>

1452:

<TD

1453:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 22.5pt; PADDING-TOP: 0in"

1454:

vAlign=top width=30>

1455:

<![if !supportEmptyParas]><![endif]> <SPAN

1456:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1457:

<TD

1458:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 215.85pt; PADDING-TOP: 0in"

1459:

vAlign=top width=288>

1460:

<SPAN

1461:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><SPAN

1462:

style="mso-spacerun: yes"> <DEL

1463:

cite="mailto:pdowad" datetime="2002-12-03T11:35">US GAAP </DEL>Net

1464:

Loss (1), (2)<o:p></o:p> </TD>

1465:

<TD

1466:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 54.05pt; PADDING-TOP: 0in"

1467:

vAlign=top width=72>

1468:

<SPAN

1469:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">($964)<o:p></o:p> </TD>

1470:

<TD

1471:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 58.55pt; PADDING-TOP: 0in"

1472:

vAlign=top width=78>

1473:

<SPAN

1474:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">($1,004)<o:p></o:p> </TD>

1475:

<TD

1476:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.5pt; PADDING-TOP: 0in"

1477:

vAlign=top width=85 colSpan=2>

1478:

<SPAN

1479:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">($2,275)<o:p></o:p> </TD>

1480:

<TD

1481:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 57.1pt; PADDING-TOP: 0in"

1482:

vAlign=top width=76>

1483:

<SPAN

1484:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">($7,159)<o:p></o:p> </TD>

1485:

<TD

1486:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.95pt; PADDING-TOP: 0in"

1487:

vAlign=top width=85 colSpan=2>

1488:

<SPAN

1489:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">($10,744)<o:p></o:p> </TD></TR>

1490:

<TR>

1491:

<TD

1492:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 22.5pt; PADDING-TOP: 0in"

1493:

vAlign=top width=30>

1494:

<![if !supportEmptyParas]><![endif]> <SPAN

1495:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1496:

<TD

1497:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 215.85pt; PADDING-TOP: 0in"

1498:

vAlign=top width=288>

1499:

<SPAN

1500:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><SPAN

1501:

style="mso-spacerun: yes"> <DEL

1502:

cite="mailto:pdowad" datetime="2002-12-03T11:35">US GAAP

1503:

</DEL>EPS<o:p></o:p> </TD>

1504:

<TD

1505:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 54.05pt; PADDING-TOP: 0in"

1506:

vAlign=top width=72>

1507:

<SPAN

1508:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">($0.09)<o:p></o:p> </TD>

1509:

<TD

1510:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 58.55pt; PADDING-TOP: 0in"

1511:

vAlign=top width=78>

1512:

<SPAN

1513:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">($0.10)<o:p></o:p> </TD>

1514:

<TD

1515:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.5pt; PADDING-TOP: 0in"

1516:

vAlign=top width=85 colSpan=2>

1517:

<SPAN

1518:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">($0.24)<o:p></o:p> </TD>

1519:

<TD

1520:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 57.1pt; PADDING-TOP: 0in"

1521:

vAlign=top width=76>

1522:

<SPAN

1523:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">($0.78)<o:p></o:p> </TD>

1524:

<TD

1525:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.95pt; PADDING-TOP: 0in"

1526:

vAlign=top width=85 colSpan=2>

1527:

<SPAN

1528:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">($1.35)<o:p></o:p> </TD></TR>

1529:

<TR>

1530:

<TD

1531:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 22.5pt; PADDING-TOP: 0in"

1532:

vAlign=top width=30>

1533:

<![if !supportEmptyParas]><![endif]> <SPAN

1534:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1535:

<TD

1536:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 513pt; PADDING-TOP: 0in"

1537:

vAlign=top width=684 colSpan=8>

1538:

<SPAN

1539:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

1540:

<![if !supportEmptyParas]><![endif]> <SPAN

1541:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD></TR>

1542:

<TR>

1543:

<TD

1544:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 22.5pt; PADDING-TOP: 0in"

1545:

vAlign=top width=30>

1546:

<P class=MsoNormal

1547:

style="MARGIN-LEFT: 27pt; TEXT-INDENT: -27pt; tab-stops: list 27.0pt; mso-list: l16 level1 lfo21; mso-list-change: '\(%1\:1\:0\:\)' pdowad 20021203T1127"><![if !supportLists]><SPAN

1548:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">(1)<SPAN

1549:

style="FONT: 7pt 'Times New Roman'">       

1550:

<![endif]><![if !supportEmptyParas]> <![endif]><SPAN

1551:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1552:

<TD

1553:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 328.45pt; PADDING-TOP: 0in"

1554:

vAlign=top width=438 colSpan=3>

1555:

<SPAN

1556:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">Cumulative Net Loss

1557:

since incorporation is ($29,546).<o:p></o:p> </TD>

1558:

<TD

1559:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.05pt; PADDING-TOP: 0in"

1560:

vAlign=top width=84>

1561:

<![if !supportEmptyParas]><![endif]> <SPAN

1562:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1563:

<TD

1564:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 58.5pt; PADDING-TOP: 0in"

1565:

vAlign=top width=78 colSpan=3>

1566:

<![if !supportEmptyParas]><![endif]> <SPAN

1567:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1568:

<TD

1569:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63pt; PADDING-TOP: 0in"

1570:

vAlign=top width=84>

1571:

<![if !supportEmptyParas]><![endif]> <SPAN

1572:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD></TR>

1573:

<TR>

1574:

<TD

1575:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 22.5pt; PADDING-TOP: 0in"

1576:

vAlign=top width=30>

1577:

<![if !supportEmptyParas]><![endif]> <SPAN

1578:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1579:

<TD

1580:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 215.85pt; PADDING-TOP: 0in"

1581:

vAlign=top width=288>

1582:

<![if !supportEmptyParas]><![endif]> <SPAN

1583:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1584:

<TD

1585:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 54.05pt; PADDING-TOP: 0in"

1586:

vAlign=top width=72>

1587:

<![if !supportEmptyParas]><![endif]> <SPAN

1588:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1589:

<TD

1590:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 58.55pt; PADDING-TOP: 0in"

1591:

vAlign=top width=78>

1592:

<![if !supportEmptyParas]><![endif]> <SPAN

1593:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1594:

<TD

1595:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.05pt; PADDING-TOP: 0in"

1596:

vAlign=top width=84>

1597:

<![if !supportEmptyParas]><![endif]> <SPAN

1598:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1599:

<TD

1600:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 58.5pt; PADDING-TOP: 0in"

1601:

vAlign=top width=78 colSpan=3>

1602:

<![if !supportEmptyParas]><![endif]> <SPAN

1603:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1604:

<TD

1605:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63pt; PADDING-TOP: 0in"

1606:

vAlign=top width=84>

1607:

<![if !supportEmptyParas]><![endif]> <SPAN

1608:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD></TR>

1609:

<TR style="HEIGHT: 8.1pt">

1610:

<TD

1611:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 22.5pt; PADDING-TOP: 0in; HEIGHT: 8.1pt"

1612:

vAlign=top width=30>

1613:

<P class=MsoNormal

1614:

style="MARGIN-LEFT: 27pt; TEXT-INDENT: -27pt; tab-stops: list 27.0pt; mso-list: l16 level1 lfo21; mso-list-change: '\(%1\:2\:0\:\)' pdowad 20021203T1127"><![if !supportLists]><SPAN

1615:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">(2)<SPAN

1616:

style="FONT: 7pt 'Times New Roman'">       

1617:

<![endif]><![if !supportEmptyParas]> <![endif]><SPAN

1618:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1619:

<TD

1620:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 391.5pt; PADDING-TOP: 0in; HEIGHT: 8.1pt"

1621:

vAlign=top width=522 colSpan=4>

1622:

<SPAN

1623:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">Canadian GAAP Net Loss

1624:

ha<INS cite="mailto:pdowad" datetime="2002-12-03T11:35">s</INS><SPAN

1625:

class=msoDel><DEL cite="mailto:pdowad"

1626:

datetime="2002-12-03T11:35">ve</DEL> been adjusted to US GAAP for

1627:

the following:<o:p></o:p> </TD>

1628:

<TD

1629:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 58.5pt; PADDING-TOP: 0in; HEIGHT: 8.1pt"

1630:

vAlign=top width=78 colSpan=3>

1631:

<![if !supportEmptyParas]><![endif]> <SPAN

1632:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1633:

<TD

1634:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63pt; PADDING-TOP: 0in; HEIGHT: 8.1pt"

1635:

vAlign=top width=84>

1636:

<![if !supportEmptyParas]><![endif]> <SPAN

1637:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD></TR>

1638:

<TR>

1639:

<TD

1640:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 22.5pt; PADDING-TOP: 0in"

1641:

vAlign=top width=30>

1642:

<![if !supportEmptyParas]><![endif]> <SPAN

1643:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1644:

<TD

1645:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 215.85pt; PADDING-TOP: 0in"

1646:

vAlign=top width=288>

1647:

<SPAN

1648:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">Canadian GAAP Net

1649:

Loss<o:p></o:p> </TD>

1650:

<TD

1651:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 54.05pt; PADDING-TOP: 0in"

1652:

vAlign=top width=72>

1653:

<SPAN

1654:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">($551)<o:p></o:p> </TD>

1655:

<TD

1656:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 58.55pt; PADDING-TOP: 0in"

1657:

vAlign=top width=78>

1658:

<SPAN

1659:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">($748)<o:p></o:p> </TD>

1660:

<TD

1661:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.5pt; PADDING-TOP: 0in"

1662:

vAlign=top width=85 colSpan=2>

1663:

<SPAN

1664:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">($11,795)<o:p></o:p> </TD>

1665:

<TD

1666:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 57.1pt; PADDING-TOP: 0in"

1667:

vAlign=top width=76>

1668:

<SPAN

1669:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">($619)<o:p></o:p> </TD>

1670:

<TD

1671:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.95pt; PADDING-TOP: 0in"

1672:

vAlign=top width=85 colSpan=2>

1673:

<SPAN

1674:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">($856)<o:p></o:p> </TD></TR>

1675:

<TR>

1676:

<TD

1677:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 22.5pt; PADDING-TOP: 0in"

1678:

vAlign=top width=30>

1679:

<![if !supportEmptyParas]><![endif]> <SPAN

1680:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1681:

<TD

1682:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 215.85pt; PADDING-TOP: 0in"

1683:

vAlign=top width=288>

1684:

<SPAN

1685:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">Expensed exploration

1686:

costs<o:p></o:p> </TD>

1687:

<TD

1688:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 54.05pt; PADDING-TOP: 0in"

1689:

vAlign=top width=72>

1690:

<SPAN

1691:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">(479)<o:p></o:p> </TD>

1692:

<TD

1693:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 58.55pt; PADDING-TOP: 0in"

1694:

vAlign=top width=78>

1695:

<SPAN

1696:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">(446)<o:p></o:p> </TD>

1697:

<TD

1698:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.5pt; PADDING-TOP: 0in"

1699:

vAlign=top width=85 colSpan=2>

1700:

<SPAN

1701:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">(1,879)<o:p></o:p> </TD>

1702:

<TD

1703:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 57.1pt; PADDING-TOP: 0in"

1704:

vAlign=top width=76>

1705:

<SPAN

1706:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">(6,540)<o:p></o:p> </TD>

1707:

<TD

1708:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.95pt; PADDING-TOP: 0in"

1709:

vAlign=top width=85 colSpan=2>

1710:

<SPAN

1711:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">(9,888)<o:p></o:p> </TD></TR>

1712:

<TR>

1713:

<TD

1714:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 22.5pt; PADDING-TOP: 0in"

1715:

vAlign=top width=30>

1716:

<![if !supportEmptyParas]><![endif]> <SPAN

1717:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1718:

<TD

1719:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 215.85pt; PADDING-TOP: 0in"

1720:

vAlign=top width=288>

1721:

<SPAN

1722:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">Previously expensed

1723:

costs under U.S. GAAP written off for Canadian

1724:

GAAP<o:p></o:p> </TD>

1725:

<TD

1726:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 54.05pt; PADDING-TOP: 0in"

1727:

vAlign=top width=72>

1728:

<SPAN

1729:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

1730:

<SPAN

1731:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">–

1732:

 <o:p></o:p> </TD>

1733:

<TD

1734:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 58.55pt; PADDING-TOP: 0in"

1735:

vAlign=top width=78>

1736:

<SPAN

1737:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

1738:

<SPAN

1739:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">313<o:p></o:p> </TD>

1740:

<TD

1741:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.5pt; PADDING-TOP: 0in"

1742:

vAlign=top width=85 colSpan=2>

1743:

<SPAN

1744:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

1745:

<SPAN

1746:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">11,399<o:p></o:p> </TD>

1747:

<TD

1748:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 57.1pt; PADDING-TOP: 0in"

1749:

vAlign=top width=76>

1750:

<SPAN

1751:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

1752:

<SPAN

1753:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">–

1754:

 <o:p></o:p> </TD>

1755:

<TD

1756:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.95pt; PADDING-TOP: 0in"

1757:

vAlign=top width=85 colSpan=2>

1758:

<SPAN

1759:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

1760:

<SPAN

1761:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">–

1762:

 <o:p></o:p> </TD></TR>

1763:

<TR>

1764:

<TD

1765:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 22.5pt; PADDING-TOP: 0in"

1766:

vAlign=top width=30>

1767:

<![if !supportEmptyParas]><![endif]> <SPAN

1768:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1769:

<TD

1770:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 215.85pt; PADDING-TOP: 0in"

1771:

vAlign=top width=288>

1772:

<SPAN

1773:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">Stock-based

1774:

compensation <o:p></o:p> </TD>

1775:

<TD

1776:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 54.05pt; PADDING-TOP: 0in"

1777:

vAlign=top width=72>

1778:

<SPAN

1779:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">66<o:p></o:p> </TD>

1780:

<TD

1781:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 58.55pt; PADDING-TOP: 0in"

1782:

vAlign=top width=78>

1783:

<SPAN

1784:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">(124)<o:p></o:p> </TD>

1785:

<TD

1786:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.5pt; PADDING-TOP: 0in"

1787:

vAlign=top width=85 colSpan=2>

1788:

<SPAN

1789:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">–

1790:

 <o:p></o:p> </TD>

1791:

<TD

1792:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 57.1pt; PADDING-TOP: 0in"

1793:

vAlign=top width=76>

1794:

<SPAN

1795:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">–

1796:

 <o:p></o:p> </TD>

1797:

<TD

1798:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.95pt; PADDING-TOP: 0in"

1799:

vAlign=top width=85 colSpan=2>

1800:

<SPAN

1801:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">–

1802:

 <o:p></o:p> </TD></TR>

1803:

<TR>

1804:

<TD

1805:

style="BORDER-RIGHT: medium none; PADDING-RIGHT: 5.4pt; BORDER-TOP: medium none; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; BORDER-LEFT: medium none; WIDTH: 22.5pt; PADDING-TOP: 0in; BORDER-BOTTOM: windowtext 0.5pt solid"

1806:

vAlign=top width=30>

1807:

<![if !supportEmptyParas]><![endif]> <SPAN

1808:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1809:

<TD

1810:

style="BORDER-RIGHT: medium none; PADDING-RIGHT: 5.4pt; BORDER-TOP: medium none; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; BORDER-LEFT: medium none; WIDTH: 215.85pt; PADDING-TOP: 0in; BORDER-BOTTOM: windowtext 0.5pt solid"

1811:

vAlign=top width=288>

1812:

<![if !supportEmptyParas]><![endif]> <SPAN

1813:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1814:

<TD

1815:

style="BORDER-RIGHT: medium none; PADDING-RIGHT: 5.4pt; BORDER-TOP: medium none; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; BORDER-LEFT: medium none; WIDTH: 54.05pt; PADDING-TOP: 0in; BORDER-BOTTOM: windowtext 0.5pt solid"

1816:

vAlign=top width=72>

1817:

<![if !supportEmptyParas]><![endif]> <SPAN

1818:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1819:

<TD

1820:

style="BORDER-RIGHT: medium none; PADDING-RIGHT: 5.4pt; BORDER-TOP: medium none; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; BORDER-LEFT: medium none; WIDTH: 58.55pt; PADDING-TOP: 0in; BORDER-BOTTOM: windowtext 0.5pt solid"

1821:

vAlign=top width=78>

1822:

<![if !supportEmptyParas]><![endif]> <SPAN

1823:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1824:

<TD

1825:

style="BORDER-RIGHT: medium none; PADDING-RIGHT: 5.4pt; BORDER-TOP: medium none; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; BORDER-LEFT: medium none; WIDTH: 63.5pt; PADDING-TOP: 0in; BORDER-BOTTOM: windowtext 0.5pt solid"

1826:

vAlign=top width=85 colSpan=2>

1827:

<![if !supportEmptyParas]><![endif]> <SPAN

1828:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1829:

<TD

1830:

style="BORDER-RIGHT: medium none; PADDING-RIGHT: 5.4pt; BORDER-TOP: medium none; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; BORDER-LEFT: medium none; WIDTH: 57.1pt; PADDING-TOP: 0in; BORDER-BOTTOM: windowtext 0.5pt solid"

1831:

vAlign=top width=76>

1832:

<![if !supportEmptyParas]><![endif]> <SPAN

1833:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1834:

<TD

1835:

style="BORDER-RIGHT: medium none; PADDING-RIGHT: 5.4pt; BORDER-TOP: medium none; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; BORDER-LEFT: medium none; WIDTH: 63.95pt; PADDING-TOP: 0in; BORDER-BOTTOM: windowtext 0.5pt solid"

1836:

vAlign=top width=85 colSpan=2>

1837:

<![if !supportEmptyParas]><![endif]> <SPAN

1838:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD></TR>

1839:

<TR>

1840:

<TD

1841:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 22.5pt; PADDING-TOP: 0in"

1842:

vAlign=top width=30>

1843:

<![if !supportEmptyParas]><![endif]> <SPAN

1844:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1845:

<TD

1846:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 215.85pt; PADDING-TOP: 0in"

1847:

vAlign=top width=288>

1848:

<SPAN

1849:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><SPAN

1850:

style="mso-spacerun: yes">  US GAAP Net

1851:

Loss<o:p></o:p> </TD>

1852:

<TD

1853:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 54.05pt; PADDING-TOP: 0in"

1854:

vAlign=top width=72>

1855:

<SPAN

1856:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">($964)<o:p></o:p> </TD>

1857:

<TD

1858:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 58.55pt; PADDING-TOP: 0in"

1859:

vAlign=top width=78>

1860:

<SPAN

1861:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">($1,004)<o:p></o:p> </TD>

1862:

<TD

1863:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.5pt; PADDING-TOP: 0in"

1864:

vAlign=top width=85 colSpan=2>

1865:

<SPAN

1866:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">($2,275)<o:p></o:p> </TD>

1867:

<TD

1868:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 57.1pt; PADDING-TOP: 0in"

1869:

vAlign=top width=76>

1870:

<SPAN

1871:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">($7,159)<o:p></o:p> </TD>

1872:

<TD

1873:

style="BORDER-RIGHT: medium none; PADDING-RIGHT: 5.4pt; BORDER-TOP: medium none; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; BORDER-LEFT: medium none; WIDTH: 63.95pt; PADDING-TOP: 0in; BORDER-BOTTOM: medium none; mso-border-top-alt: solid windowtext .5pt"

1874:

vAlign=top width=85 colSpan=2>

1875:

<SPAN

1876:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">($10,744)<o:p></o:p> </TD></TR>

1877:

<TR>

1878:

<TD

1879:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 22.5pt; PADDING-TOP: 0in"

1880:

vAlign=top width=30>

1881:

<![if !supportEmptyParas]><![endif]> <SPAN

1882:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1883:

<TD

1884:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 215.85pt; PADDING-TOP: 0in"

1885:

vAlign=top width=288>

1886:

<![if !supportEmptyParas]><![endif]> <SPAN

1887:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1888:

<TD

1889:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 54.05pt; PADDING-TOP: 0in"

1890:

vAlign=top width=72>

1891:

<![if !supportEmptyParas]><![endif]> <SPAN

1892:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1893:

<TD

1894:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 58.55pt; PADDING-TOP: 0in"

1895:

vAlign=top width=78>

1896:

<![if !supportEmptyParas]><![endif]> <SPAN

1897:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1898:

<TD

1899:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.5pt; PADDING-TOP: 0in"

1900:

vAlign=top width=85 colSpan=2>

1901:

<![if !supportEmptyParas]><![endif]> <SPAN

1902:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1903:

<TD

1904:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 57.1pt; PADDING-TOP: 0in"

1905:

vAlign=top width=76>

1906:

<![if !supportEmptyParas]><![endif]> <SPAN

1907:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1908:

<TD

1909:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.95pt; PADDING-TOP: 0in"

1910:

vAlign=top width=85 colSpan=2>

1911:

<![if !supportEmptyParas]><![endif]> <SPAN

1912:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD></TR>

1913:

<TR>

1914:

<TD

1915:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 22.5pt; PADDING-TOP: 0in"

1916:

vAlign=top width=30>

1917:

<P class=MsoNormal

1918:

style="MARGIN-LEFT: 27pt; TEXT-INDENT: -27pt; tab-stops: list 27.0pt; mso-list: l16 level1 lfo21; mso-list-change: '\(%1\:3\:0\:\)' pdowad 20021203T1127"><![if !supportLists]><SPAN

1919:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">(3)<SPAN

1920:

style="FONT: 7pt 'Times New Roman'">       

1921:

<![endif]><![if !supportEmptyParas]> <![endif]><SPAN

1922:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1923:

<TD

1924:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 513pt; PADDING-TOP: 0in"

1925:

vAlign=top width=684 colSpan=8>

1926:

<SPAN

1927:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">Amounts capitalized

1928:

under Canadian GAAP have been adjusted to US GAAP as

1929:

follows:<o:p></o:p> </TD></TR>

1930:

<TR style="HEIGHT: 12.6pt">

1931:

<TD

1932:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 22.5pt; PADDING-TOP: 0in; HEIGHT: 12.6pt"

1933:

vAlign=top width=30>

1934:

<![if !supportEmptyParas]><![endif]> <SPAN

1935:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1936:

<TD

1937:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 215.85pt; PADDING-TOP: 0in; HEIGHT: 12.6pt"

1938:

vAlign=top width=288>

1939:

<SPAN

1940:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">Canadian GAAP Mineral

1941:

Properties<o:p></o:p> </TD>

1942:

<TD

1943:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 54.05pt; PADDING-TOP: 0in; HEIGHT: 12.6pt"

1944:

vAlign=top width=72>

1945:

<SPAN

1946:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">12,681<o:p></o:p> </TD>

1947:

<TD

1948:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 58.55pt; PADDING-TOP: 0in; HEIGHT: 12.6pt"

1949:

vAlign=top width=78>

1950:

<SPAN

1951:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">12,203<o:p></o:p> </TD>

1952:

<TD

1953:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.5pt; PADDING-TOP: 0in; HEIGHT: 12.6pt"

1954:

vAlign=top width=85 colSpan=2>

1955:

<SPAN

1956:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">12,070<o:p></o:p> </TD>

1957:

<TD

1958:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 57.1pt; PADDING-TOP: 0in; HEIGHT: 12.6pt"

1959:

vAlign=top width=76>

1960:

<SPAN

1961:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">21,589<o:p></o:p> </TD>

1962:

<TD

1963:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.95pt; PADDING-TOP: 0in; HEIGHT: 12.6pt"

1964:

vAlign=top width=85 colSpan=2>

1965:

<SPAN

1966:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">15,050<o:p></o:p> </TD></TR>

1967:

<TR>

1968:

<TD

1969:

style="BORDER-RIGHT: medium none; PADDING-RIGHT: 5.4pt; BORDER-TOP: medium none; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; BORDER-LEFT: medium none; WIDTH: 22.5pt; PADDING-TOP: 0in; BORDER-BOTTOM: windowtext 0.5pt solid"

1970:

vAlign=top width=30>

1971:

<![if !supportEmptyParas]><![endif]> <U><SPAN

1972:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p></U> </TD>

1973:

<TD

1974:

style="BORDER-RIGHT: medium none; PADDING-RIGHT: 5.4pt; BORDER-TOP: medium none; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; BORDER-LEFT: medium none; WIDTH: 215.85pt; PADDING-TOP: 0in; BORDER-BOTTOM: windowtext 0.5pt solid"

1975:

vAlign=top width=288>

1976:

<U><SPAN

1977:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">Cumulative Expensed

1978:

exploration costs</U><SPAN

1979:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

1980:

<TD

1981:

style="BORDER-RIGHT: medium none; PADDING-RIGHT: 5.4pt; BORDER-TOP: medium none; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; BORDER-LEFT: medium none; WIDTH: 54.05pt; PADDING-TOP: 0in; BORDER-BOTTOM: windowtext 0.5pt solid"

1982:

vAlign=top width=72>

1983:

<SPAN

1984:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">(12,681)<o:p></o:p> </TD>

1985:

<TD

1986:

style="BORDER-RIGHT: medium none; PADDING-RIGHT: 5.4pt; BORDER-TOP: medium none; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; BORDER-LEFT: medium none; WIDTH: 58.55pt; PADDING-TOP: 0in; BORDER-BOTTOM: windowtext 0.5pt solid"

1987:

vAlign=top width=78>

1988:

<SPAN

1989:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">(12,203)<o:p></o:p> </TD>

1990:

<TD

1991:

style="BORDER-RIGHT: medium none; PADDING-RIGHT: 5.4pt; BORDER-TOP: medium none; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; BORDER-LEFT: medium none; WIDTH: 63.5pt; PADDING-TOP: 0in; BORDER-BOTTOM: windowtext 0.5pt solid"

1992:

vAlign=top width=85 colSpan=2>

1993:

<SPAN

1994:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">(12,070)<o:p></o:p> </TD>

1995:

<TD

1996:

style="BORDER-RIGHT: medium none; PADDING-RIGHT: 5.4pt; BORDER-TOP: medium none; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; BORDER-LEFT: medium none; WIDTH: 58.05pt; PADDING-TOP: 0in; BORDER-BOTTOM: windowtext 0.5pt solid"

1997:

vAlign=top width=77 colSpan=2>

1998:

<P class=MsoNormal style="MARGIN-RIGHT: -5.4pt; TEXT-ALIGN: right"

1999:

align=right><SPAN

2000:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">(21,589)<o:p></o:p> </TD>

2001:

<TD

2002:

style="BORDER-RIGHT: medium none; PADDING-RIGHT: 5.4pt; BORDER-TOP: medium none; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; BORDER-LEFT: medium none; WIDTH: 63pt; PADDING-TOP: 0in; BORDER-BOTTOM: windowtext 0.5pt solid"

2003:

vAlign=top width=84>

2004:

<P class=MsoNormal

2005:

style="MARGIN-LEFT: 0.9pt; TEXT-INDENT: -0.9pt; TEXT-ALIGN: right"

2006:

align=right><SPAN

2007:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">(15,050)<o:p></o:p> </TD></TR>

2008:

<TR>

2009:

<TD

2010:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 22.5pt; PADDING-TOP: 0in"

2011:

vAlign=top width=30>

2012:

<![if !supportEmptyParas]><![endif]> <SPAN

2013:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

2014:

<TD

2015:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 215.85pt; PADDING-TOP: 0in"

2016:

vAlign=top width=288>

2017:

<SPAN

2018:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><SPAN

2019:

style="mso-spacerun: yes">  US GAAP Mineral

2020:

Properties<U><o:p></o:p></U> </TD>

2021:

<TD

2022:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 54.05pt; PADDING-TOP: 0in"

2023:

vAlign=top width=72>

2024:

<SPAN

2025:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$0<o:p></o:p> </TD>

2026:

<TD

2027:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 58.55pt; PADDING-TOP: 0in"

2028:

vAlign=top width=78>

2029:

<SPAN

2030:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$0<o:p></o:p> </TD>

2031:

<TD

2032:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.5pt; PADDING-TOP: 0in"

2033:

vAlign=top width=85 colSpan=2>

2034:

<SPAN

2035:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$0<o:p></o:p> </TD>

2036:

<TD

2037:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 57.1pt; PADDING-TOP: 0in"

2038:

vAlign=top width=76>

2039:

<SPAN

2040:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$0<o:p></o:p> </TD>

2041:

<TD

2042:

style="BORDER-RIGHT: medium none; PADDING-RIGHT: 5.4pt; BORDER-TOP: medium none; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; BORDER-LEFT: medium none; WIDTH: 63.95pt; PADDING-TOP: 0in; BORDER-BOTTOM: medium none; mso-border-top-alt: solid windowtext .5pt"

2043:

vAlign=top width=85 colSpan=2>

2044:

<SPAN

2045:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">$0<o:p></o:p> </TD></TR>

2046:

<TR style="HEIGHT: 4.5pt">

2047:

<TD

2048:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 22.5pt; PADDING-TOP: 0in; HEIGHT: 4.5pt"

2049:

vAlign=top width=30>

2050:

<![if !supportEmptyParas]><![endif]> <SPAN

2051:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

2052:

<TD

2053:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 215.85pt; PADDING-TOP: 0in; HEIGHT: 4.5pt"

2054:

vAlign=top width=288>

2055:

<![if !supportEmptyParas]><![endif]> <SPAN

2056:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

2057:

<TD

2058:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 54.05pt; PADDING-TOP: 0in; HEIGHT: 4.5pt"

2059:

vAlign=top width=72>

2060:

<![if !supportEmptyParas]><![endif]> <SPAN

2061:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

2062:

<TD

2063:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 58.55pt; PADDING-TOP: 0in; HEIGHT: 4.5pt"

2064:

vAlign=top width=78>

2065:

<![if !supportEmptyParas]><![endif]> <SPAN

2066:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

2067:

<TD

2068:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.5pt; PADDING-TOP: 0in; HEIGHT: 4.5pt"

2069:

vAlign=top width=85 colSpan=2>

2070:

<![if !supportEmptyParas]><![endif]> <SPAN

2071:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

2072:

<TD

2073:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 57.1pt; PADDING-TOP: 0in; HEIGHT: 4.5pt"

2074:

vAlign=top width=76>

2075:

<![if !supportEmptyParas]><![endif]> <SPAN

2076:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD>

2077:

<TD

2078:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 63.95pt; PADDING-TOP: 0in; HEIGHT: 4.5pt"

2079:

vAlign=top width=85 colSpan=2>

2080:

<![if !supportEmptyParas]><![endif]> <SPAN

2081:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><o:p></o:p> </TD></TR><![if !supportMisalignedColumns]>

2082:

<TR height=0>

2083:

<TD

2084:

style="BORDER-RIGHT: medium none; BORDER-TOP: medium none; BORDER-LEFT: medium none; BORDER-BOTTOM: medium none"

2085:

width=30></TD>

2086:

<TD

2087:

style="BORDER-RIGHT: medium none; BORDER-TOP: medium none; BORDER-LEFT: medium none; BORDER-BOTTOM: medium none"

2088:

width=288></TD>

2089:

<TD

2090:

style="BORDER-RIGHT: medium none; BORDER-TOP: medium none; BORDER-LEFT: medium none; BORDER-BOTTOM: medium none"

2091:

width=72></TD>

2092:

<TD

2093:

style="BORDER-RIGHT: medium none; BORDER-TOP: medium none; BORDER-LEFT: medium none; BORDER-BOTTOM: medium none"

2094:

width=78></TD>

2095:

<TD

2096:

style="BORDER-RIGHT: medium none; BORDER-TOP: medium none; BORDER-LEFT: medium none; BORDER-BOTTOM: medium none"

2097:

width=84></TD>

2098:

<TD

2099:

style="BORDER-RIGHT: medium none; BORDER-TOP: medium none; BORDER-LEFT: medium none; BORDER-BOTTOM: medium none"

2100:

width=1></TD>

2101:

<TD

2102:

style="BORDER-RIGHT: medium none; BORDER-TOP: medium none; BORDER-LEFT: medium none; BORDER-BOTTOM: medium none"

2103:

width=76></TD>

2104:

<TD

2105:

style="BORDER-RIGHT: medium none; BORDER-TOP: medium none; BORDER-LEFT: medium none; BORDER-BOTTOM: medium none"

2106:

width=1></TD>

2107:

<TD

2108:

style="BORDER-RIGHT: medium none; BORDER-TOP: medium none; BORDER-LEFT: medium none; BORDER-BOTTOM: medium none"

2109:

width=84></TD></TR><![endif]></TBODY>

2110:

<U><SPAN

2111:

style="FONT-SIZE: 10pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

2112:

<U><SPAN

2113:

style="FONT-SIZE: 10pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

2114:

<SPAN

2115:

style="FONT-SIZE: 10pt"><INS

2116:

cite="mailto:pdowad" datetime="2002-12-03T11:40"><SPAN

2117:

style="mso-prop-change: pdowad 20021203T1141">B.<SPAN

2118:

style="mso-tab-count: 1">    </INS><SPAN

2119:

style="mso-prop-change: pdowad 20021203T1141"><SPAN

2120:

style="mso-prop-change: pdowad 20021203T1141">Exchange Rates<SPAN

2121:

style="mso-prop-change: pdowad 20021203T1141"><o:p></o:p>

2122:

<U><SPAN

2123:

style="FONT-SIZE: 10pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

2124:

The

2125:

following table sets forth the <INS cite="mailto:pdowad"

2126:

datetime="2002-12-03T11:36">high and low </INS>rate of exchange for the Canadian

2127:

Dollar <INS cite="mailto:pdowad" datetime="2002-12-03T11:36">to the U.</INS><INS

2128:

cite="mailto:pdowad" datetime="2002-12-03T11:37">S.</INS><INS

2129:

cite="mailto:pdowad" datetime="2002-12-03T11:36"> dollar </INS>at the end of

2130:

each of the five most recent fiscal years ended May 31st, the average rates for

2131:

the year, and the range of high and low rates for each <DEL

2132:

cite="mailto:pdowad" datetime="2002-12-03T11:36">year</DEL><INS

2133:

cite="mailto:pdowad" datetime="2002-12-03T11:36">month in the last six months

2134:

ended October 31, 2002</INS>.<o:p></o:p>

2135:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2136:

For

2137:

purposes of this table, the rate of exchange means the noon buying rate in New

2138:

York City for cable transfers in foreign currencies as certified for

2139:

customs purposes by the Federal Reserve Bank of New York.<SPAN

2140:

style="mso-spacerun: yes">  The table sets forth the number of

2141:

Canadian Dollars required under that formula to buy one U.S. Dollar.  

2142:

The average rate means the average of the exchange rates on the last day of each

2143:

month during the period. <o:p></o:p>

2144:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2145:

<SPAN

2146:

style="FONT-SIZE: 10pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

2147:

<SPAN

2148:

style="FONT-SIZE: 10pt">U.S. Dollar/Canadian Dollar<o:p></o:p>

2149:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2150:

<SPAN

2151:

style="mso-spacerun: yes">                                

2152:

   <U>Average<SPAN

2153:

style="mso-spacerun: yes">    High<SPAN

2154:

style="mso-spacerun: yes">     Low<SPAN

2155:

style="mso-spacerun: yes">     

2156:

<o:p></o:p></U>

2157:

Month Ended 10/31/02<SPAN

2158:

style="mso-tab-count: 2">         

2159:

<SPAN

2160:

style="mso-spacerun: yes">              

2161:

1.60     <SPAN

2162:

style="mso-spacerun: yes">  1.56<SPAN

2163:

style="mso-tab-count: 1">     

2164:

<o:p></o:p>

2165:

Month Ended 09/30/02<SPAN

2166:

style="mso-tab-count: 2">         

2167:

<SPAN

2168:

style="mso-spacerun: yes">              

2169:

1.59     <SPAN

2170:

style="mso-spacerun: yes">  1.55<o:p></o:p>

2171:

Month Ended 08/31/02<SPAN

2172:

style="mso-tab-count: 2">         

2173:

<SPAN

2174:

style="mso-spacerun: yes">              

2175:

1.60     <SPAN

2176:

style="mso-spacerun: yes">  1.55<o:p></o:p>

2177:

Month Ended 07/31/02<SPAN

2178:

style="mso-tab-count: 2">         

2179:

<SPAN

2180:

style="mso-spacerun: yes">              

2181:

1.60     <SPAN

2182:

style="mso-spacerun: yes">  1.51<o:p></o:p>

2183:

Month Ended 06/30/02<SPAN

2184:

style="mso-tab-count: 1">    <SPAN

2185:

style="mso-tab-count: 1">     <SPAN

2186:

style="mso-spacerun: yes">               1.55<SPAN

2187:

style="mso-tab-count: 1">     <SPAN

2188:

style="mso-spacerun: yes">  1.50<o:p></o:p>

2189:

Month Ended 05/31/02<SPAN

2190:

style="mso-tab-count: 2">         

2191:

<SPAN

2192:

style="mso-spacerun: yes">              

2193:

1.57     <SPAN

2194:

style="mso-spacerun: yes">  1.53<o:p></o:p>

2195:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2196:

Fiscal Year Ended 05/31/02<SPAN

2197:

style="mso-tab-count: 2">         

2198:

1.57    1.60<SPAN

2199:

style="mso-tab-count: 1">     <SPAN

2200:

style="mso-spacerun: yes">  1.52<o:p></o:p>

2201:

Fiscal Year Ended 05/31/01<SPAN

2202:

style="mso-tab-count: 2">         

2203:

1.52    1.58<SPAN

2204:

style="mso-tab-count: 1">     <SPAN

2205:

style="mso-spacerun: yes">  1.47<o:p></o:p>

2206:

Fiscal Year Ended 05/31/00<SPAN

2207:

style="mso-tab-count: 2">         

2208:

1.47    1.51<SPAN

2209:

style="mso-tab-count: 1">     <SPAN

2210:

style="mso-spacerun: yes">  1.44<o:p></o:p>

2211:

Fiscal Year Ended 05/31/99<SPAN

2212:

style="mso-tab-count: 2">         

2213:

1.51    1.58<SPAN

2214:

style="mso-tab-count: 1">     <SPAN

2215:

style="mso-spacerun: yes">  1.45<o:p></o:p>

2216:

<SPAN

2217:

style="FONT-SIZE: 10pt">Fiscal Year Ended 05/31/98<SPAN

2218:

style="mso-spacerun: yes">          

2219:

1.14    1.46<SPAN

2220:

style="mso-spacerun: yes">      

2221:

1.37<o:p></o:p>

2222:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2223:

The current rate of exchange

2224:

was 1.58 on October 31, 2002.<o:p></o:p>

2225:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2226:

<P class=MsoNormal

2227:

style="TEXT-ALIGN: justify; mso-list: none; mso-list-ins: pdowad 20021203T1137"><SPAN

2228:

style="FONT-SIZE: 10pt"><INS

2229:

cite="mailto:pdowad" datetime="2002-12-03T11:40"><SPAN

2230:

style="mso-prop-change: pdowad 20021203T1141">C.<SPAN

2231:

style="mso-tab-count: 1">    </INS><SPAN

2232:

style="mso-prop-change: pdowad 20021203T1141"><INS cite="mailto:pdowad"

2233:

datetime="2002-12-03T11:38"><SPAN

2234:

style="mso-prop-change: pdowad 20021203T1141">Capitalization and

2235:

indebtedness</INS><SPAN

2236:

style="mso-prop-change: pdowad 20021203T1141"><INS cite="mailto:pdowad"

2237:

datetime="2002-12-03T11:37"><SPAN

2238:

style="mso-prop-change: pdowad 20021203T1141"><o:p></o:p></INS>

2239:

<P class=MsoNormal

2240:

style="TEXT-ALIGN: justify; mso-list: none; mso-list-ins: pdowad 20021203T1137"><SPAN

2241:

style="FONT-SIZE: 10pt"><INS cite="mailto:pdowad" datetime="2002-12-03T11:37"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

2242:

<P class=MsoNormal

2243:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: pdowad 20021203T1137"><SPAN

2244:

style="FONT-SIZE: 10pt"><INS cite="mailto:pdowad"

2245:

datetime="2002-12-03T11:38">Not applicable.<o:p></o:p></INS>

2246:

<P class=MsoNormal

2247:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: pdowad 20021203T1138"><SPAN

2248:

style="FONT-SIZE: 10pt"><INS cite="mailto:pdowad" datetime="2002-12-03T11:38"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

2249:

<P class=MsoNormal

2250:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: pdowad 20021203T1138"><SPAN

2251:

style="FONT-SIZE: 10pt"><INS

2252:

cite="mailto:pdowad" datetime="2002-12-03T11:40"><SPAN

2253:

style="mso-prop-change: pdowad 20021203T1141">D.<SPAN

2254:

style="mso-tab-count: 1">    </INS><SPAN

2255:

style="mso-prop-change: pdowad 20021203T1141"><INS cite="mailto:pdowad"

2256:

datetime="2002-12-03T11:38"><SPAN

2257:

style="mso-prop-change: pdowad 20021203T1141">Reasons for the offer and use of

2258:

proceeds.<SPAN

2259:

style="mso-prop-change: pdowad 20021203T1141"><o:p></o:p></INS>

2260:

<P class=MsoNormal

2261:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: pdowad 20021203T1138"><SPAN

2262:

style="FONT-SIZE: 10pt"><INS cite="mailto:pdowad" datetime="2002-12-03T11:38"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

2263:

<P class=MsoNormal

2264:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: pdowad 20021203T1138"><SPAN

2265:

style="FONT-SIZE: 10pt"><INS cite="mailto:pdowad"

2266:

datetime="2002-12-03T11:38">Not applicable.<o:p></o:p></INS>

2267:

<P class=MsoNormal

2268:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: pdowad 20021203T1138"><SPAN

2269:

style="FONT-SIZE: 10pt"><INS cite="mailto:pdowad" datetime="2002-12-03T11:38"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

2270:

<P class=MsoNormal

2271:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: pdowad 20021203T1138"><SPAN

2272:

style="FONT-SIZE: 10pt"><INS

2273:

cite="mailto:pdowad" datetime="2002-12-03T11:40"><SPAN

2274:

style="mso-prop-change: pdowad 20021203T1141">E.<SPAN

2275:

style="mso-tab-count: 1">    </INS><SPAN

2276:

style="mso-prop-change: pdowad 20021203T1141"><INS cite="mailto:pdowad"

2277:

datetime="2002-12-03T11:38"><SPAN

2278:

style="mso-prop-change: pdowad 20021203T1141">Risk factors<SPAN

2279:

style="mso-prop-change: pdowad 20021203T1141"><o:p></o:p></INS>

2280:

<P class=MsoNormal

2281:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: pdowad 20021203T1139"><SPAN

2282:

style="FONT-SIZE: 10pt"><INS cite="mailto:pdowad" datetime="2002-12-03T11:39"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

2283:

<P class=MsoNormal

2284:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1228"><SPAN

2285:

style="FONT-SIZE: 10pt"><INS cite="mailto:pdowad"

2286:

datetime="2002-12-03T11:39"><DEL cite="mailto:srreid"

2287:

datetime="2002-12-03T12:28">[S – THIS WHOLE SECTION IS STILL

2288:

MISSING]</DEL></INS><INS cite="mailto:srreid"

2289:

datetime="2002-12-03T12:28">Investors should carefully consider the risks and

2290:

uncertainties described below before making an investment decision. If any of

2291:

the following risks actually occur, our business, financial condition or

2292:

operating results could be materially harmed. This could cause the trading price

2293:

of our common shares to decline, and you may lose all or part of your

2294:

investment.<o:p></o:p></INS>

2295:

<P class=MsoNormal

2296:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1228"><SPAN

2297:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid" datetime="2002-12-03T12:28"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

2298:

<P class=MsoNormal

2299:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1228"><A

2300:

name=_Toc500203069></A><A name=_Toc500288338><SPAN

2301:

style="mso-bookmark: _Toc500203069"><INS

2302:

cite="mailto:srreid" datetime="2002-12-03T12:28">Risks Associated With Our

2303:

Financial Results</INS></A><SPAN

2304:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

2305:

datetime="2002-12-03T12:28">:<o:p></o:p></INS>

2306:

<P class=MsoNormal

2307:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1228"><SPAN

2308:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid" datetime="2002-12-03T12:28"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

2309:

<P class=MsoNormal

2310:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1228"><SPAN

2311:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

2312:

datetime="2002-12-03T12:28">Our consolidated financial statements have been

2313:

prepared on the going concern basis, which presumes the realization of assets

2314:

and the settlement of liabilities in the normal course of operations.<SPAN

2315:

style="mso-spacerun: yes">  The application of the going concern

2316:

basis is dependent up the Company achieving profitable operations to generate

2317:

sufficient cash flows to fund continued operations, or, in the absence of

2318:

adequate cash flows from operations, obtaining additional financing.

2319:

<o:p></o:p></INS>

2320:

<P class=MsoNormal

2321:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1228"><SPAN

2322:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid" datetime="2002-12-03T12:28"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

2323:

<P class=MsoNormal

2324:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1228"><SPAN

2325:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

2326:

datetime="2002-12-03T12:28">The Company has reported losses and negative cash

2327:

flows from operations in the last three years.<SPAN

2328:

style="mso-spacerun: yes">  Management has commenced activities to

2329:

</INS><INS cite="mailto:srreid" datetime="2002-12-03T12:31">obtain additional

2330:

</INS><INS cite="mailto:srreid" datetime="2002-12-03T12:28">financing for its

2331:

operations</INS><INS cite="mailto:srreid" datetime="2002-12-03T12:32">, however,

2332:

such financing is not assured</INS><INS cite="mailto:srreid"

2333:

datetime="2002-12-03T12:28">. 

2334:

</INS><INS cite="mailto:srreid"

2335:

datetime="2002-12-03T12:32"><o:p></o:p></INS>

2336:

<P class=MsoNormal

2337:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1232"><SPAN

2338:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid" datetime="2002-12-03T12:28"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

2339:

<P class=MsoNormal

2340:

style="TEXT-ALIGN: justify; mso-list: none; mso-list-ins: srreid 20021203T1228"><A

2341:

name=_Toc500203070></A><A name=_Toc500288339><SPAN

2342:

style="mso-bookmark: _Toc500203070"><INS

2343:

cite="mailto:srreid" datetime="2002-12-03T12:28">Risks Associated With Our

2344:

Business And Operations</INS></A><SPAN

2345:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

2346:

datetime="2002-12-03T12:28"><o:p></o:p></INS>

2347:

<P class=MsoNormal

2348:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1228"><B

2349:

style="mso-bidi-font-weight: normal"><SPAN

2350:

style="FONT-SIZE: 10pt; mso-bidi-font-style: italic"><INS cite="mailto:srreid"

2351:

datetime="2002-12-03T12:28"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

2352:

<P class=MsoNormal

2353:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1228"><B

2354:

style="mso-bidi-font-weight: normal"><SPAN

2355:

style="FONT-SIZE: 10pt; mso-bidi-font-style: italic"><INS cite="mailto:srreid"

2356:

datetime="2002-12-03T12:28">We cannot be sure we will be able to locate proven

2357:

and probable reserves from our existing properties or future

2358:

properties</INS><INS cite="mailto:srreid" datetime="2002-12-03T12:34"> nor can

2359:

we determine if, once located, it will be economically feasible to recovery the

2360:

minerals</INS><INS cite="mailto:srreid" datetime="2002-12-03T12:28">.

2361:

</INS><INS cite="mailto:srreid"

2362:

datetime="2002-12-03T12:35">Proven and probable </INS><INS cite="mailto:srreid"

2363:

datetime="2002-12-03T12:38">reserves are difficult to determine w</INS><INS

2364:

cite="mailto:srreid" datetime="2002-12-03T12:35">ithout further exploration of

2365:

our prope</INS><INS cite="mailto:srreid"

2366:

datetime="2002-12-03T12:37">rties</INS><INS cite="mailto:srreid"

2367:

datetime="2002-12-03T12:38">. This exploration is subject to obtaining

2368:

sufficient financing to carry out </INS><INS cite="mailto:srreid"

2369:

datetime="2002-12-03T12:39">the exploration program, which financing is not

2370:

assured.  Without, sufficient

2371:

financing, additional exploration activities cannot commence.<SPAN

2372:

style="mso-spacerun: yes">  Upon determination of proven and

2373:

probable </INS><INS cite="mailto:srreid"

2374:

datetime="2002-12-03T12:40">reserves</INS><INS cite="mailto:srreid"

2375:

datetime="2002-12-03T12:39">,</INS><INS cite="mailto:srreid"

2376:

datetime="2002-12-03T12:40"> there is risk such reserves may not be

2377:

significantly large enough or </INS><INS cite="mailto:srreid"

2378:

datetime="2002-12-03T12:41">easily </INS><INS cite="mailto:srreid"

2379:

datetime="2002-12-03T12:40">accessible </INS><INS cite="mailto:srreid"

2380:

datetime="2002-12-03T12:41">to justify the economic cost of recovery of the

2381:

reserves.</INS><INS cite="mailto:srreid"

2382:

datetime="2002-12-03T12:28"><o:p></o:p></INS>

2383:

<P class=MsoNormal

2384:

style="TEXT-ALIGN: justify; mso-list: none; mso-list-ins: srreid 20021203T1228"><SPAN

2385:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid" datetime="2002-12-03T12:28"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

2386:

<P class=MsoNormal

2387:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1228"><B

2388:

style="mso-bidi-font-weight: normal"><SPAN

2389:

style="FONT-SIZE: 10pt; mso-bidi-font-style: italic"><INS cite="mailto:srreid"

2390:

datetime="2002-12-03T12:43">Title to mineral resources in certain jurisdictions

2391:

</INS><INS cite="mailto:srreid" datetime="2002-12-03T12:44">may be</INS><INS

2392:

cite="mailto:srreid" datetime="2002-12-03T12:43"> difficult to</INS><INS

2393:

cite="mailto:srreid" datetime="2002-12-03T12:44"> </INS><INS

2394:

cite="mailto:srreid" datetime="2002-12-03T13:49">assert</INS><INS

2395:

cite="mailto:srreid" datetime="2002-12-03T12:44">. </INS><INS

2396:

cite="mailto:srreid" datetime="2002-12-03T12:43"><SPAN

2397:

style="mso-spacerun: yes">  </INS><INS cite="mailto:srreid"

2398:

datetime="2002-12-03T12:28"><SPAN

2399:

style="mso-spacerun: yes"> </INS><SPAN

2400:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

2401:

datetime="2002-12-03T12:44">The Company exercises </INS><INS

2402:

cite="mailto:srreid" datetime="2002-12-03T12:28">significant due d</INS><INS

2403:

cite="mailto:srreid" datetime="2002-12-03T12:45">i</INS><INS

2404:

cite="mailto:srreid" datetime="2002-12-03T12:28">ligence in</INS><INS

2405:

cite="mailto:srreid" datetime="2002-12-03T12:45"> researching, assembling and

2406:

verifying claims to mineral exploration titles.<SPAN

2407:

style="mso-spacerun: yes">  The company operates in various foreign

2408:

jurisdictions in which title cannot </INS><INS cite="mailto:srreid"

2409:

datetime="2002-12-03T12:46">always be assured.</INS><INS cite="mailto:srreid"

2410:

datetime="2002-12-03T12:28"><o:p></o:p></INS>

2411:

<P class=MsoNormal

2412:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1228"><SPAN

2413:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid" datetime="2002-12-03T12:28"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

2414:

<P class=MsoNormal

2415:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1228"><B

2416:

style="mso-bidi-font-weight: normal"><SPAN

2417:

style="FONT-SIZE: 10pt; mso-bidi-font-style: italic"><INS cite="mailto:srreid"

2418:

datetime="2002-12-03T12:28">Since we </INS><INS cite="mailto:srreid"

2419:

datetime="2002-12-03T12:47">operate in several foreign jurisdictions</INS><INS

2420:

cite="mailto:srreid" datetime="2002-12-03T12:28">, we face financial risks

2421:

associated with currency fluctuations and other risks relating to our

2422:

international operations which may adversely impact our business and results of

2423:

operations. </INS><SPAN

2424:

style="FONT-SIZE: 10pt; mso-bidi-font-weight: bold; mso-bidi-font-style: italic"><INS

2425:

cite="mailto:srreid" datetime="2002-12-03T12:28">While we expect our

2426:

international revenues and expenses to be denominated predominantly in US

2427:

dollars, a portion of our international revenues and expenses may be denominated

2428:

in </INS><INS cite="mailto:srreid" datetime="2002-12-03T12:48">other </INS><INS

2429:

cite="mailto:srreid" datetime="2002-12-03T12:28">foreign currencies in the

2430:

future. Accordingly, we could experience the risks of fluctuating currencies and

2431:

could choose to engage in currency hedging activities, which may be unsuccessful

2432:

and expensive.<o:p></o:p></INS>

2433:

<P class=MsoNormal

2434:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1228"><A

2435:

name=_Toc458487911></A><A name=_Toc458566736><SPAN

2436:

style="mso-bookmark: _Toc458487911"><INS

2437:

cite="mailto:srreid"

2438:

datetime="2002-12-03T12:28"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS></A> <SPAN

2439:

style="mso-bookmark: _Toc458487911"><SPAN

2440:

style="mso-bookmark: _Toc458566736">

2441:

<P class=MsoNormal

2442:

style="TEXT-INDENT: 0in; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1228"><A

2443:

name=_Toc500203071></A><A name=_Toc500288340><SPAN

2444:

style="mso-bookmark: _Toc500203071"><INS

2445:

cite="mailto:srreid" datetime="2002-12-03T12:28">Risks Which May Affect The

2446:

Value Of </INS><INS cite="mailto:srreid"

2447:

datetime="2002-12-03T12:49">Calais</INS><INS cite="mailto:srreid"

2448:

datetime="2002-12-03T12:28"> Shares</INS></A><SPAN

2449:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid" datetime="2002-12-03T12:28">

2450:

<o:p></o:p></INS>

2451:

<P class=MsoNormal

2452:

style="TEXT-INDENT: 0in; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1228"><SPAN

2453:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid" datetime="2002-12-03T12:28"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

2454:

<P class=MsoBodyText

2455:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1230"><B

2456:

style="mso-bidi-font-weight: normal"><SPAN

2457:

style="FONT-SIZE: 10pt; mso-bidi-font-style: italic"><INS cite="mailto:srreid"

2458:

datetime="2002-12-03T12:28">The exercise of our existing outstanding warrants

2459:

and options and the number of shares available for future issuance may

2460:

substantially dilute the value of our common shares. </INS><SPAN

2461:

style="FONT-SIZE: 10pt; mso-fareast-font-family: 'MS Mincho'"><INS

2462:

cite="mailto:srreid" datetime="2002-12-03T12:28">We have </INS><INS

2463:

cite="mailto:srreid" datetime="2002-12-03T12:49">10</INS><INS

2464:

cite="mailto:srreid" datetime="2002-12-03T12:28">0,000,000 shares of Common

2465:

Stock authorized, of which </INS><INS cite="mailto:srreid"

2466:

datetime="2002-12-03T12:50">10,676,718</INS><INS cite="mailto:srreid"

2467:

datetime="2002-12-03T12:28"> were outstanding at </INS><INS cite="mailto:srreid"

2468:

datetime="2002-12-03T12:50">May 31, 2002</INS><INS cite="mailto:srreid"

2469:

datetime="2002-12-03T12:28"> and an additional </INS><INS cite="mailto:srreid"

2470:

datetime="2002-12-03T12:51">1,574,053</INS><INS cite="mailto:srreid"

2471:

datetime="2002-12-03T12:28"> shares have been reserved for issuance upon the

2472:

exercise of outstanding options or warrants as of such date. Although our Board

2473:

of Directors has no present intention to do so, it has the authority, without

2474:

action by the shareholders, to issue authorized and unissued shares of Common

2475:

Stock. Any series of Preferred Stock, if and when established and issued, could

2476:

also have rights superior to shares of our Common Stock, particularly in regard

2477:

to voting,</INS><INS

2478:

cite="mailto:srreid" datetime="2002-12-03T12:30"> </INS><SPAN

2479:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

2480:

datetime="2002-12-03T12:30">the payment of dividends and upon liquidation of

2481:

</INS><INS cite="mailto:srreid" datetime="2002-12-03T12:52">Calais</INS><INS

2482:

cite="mailto:srreid" datetime="2002-12-03T12:30">.<o:p></o:p></INS>

2483:

<P class=MsoNormal

2484:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: Unknown 19000000T0000"><SPAN

2485:

style="FONT-SIZE: 10pt"><INS cite="mailto:pdowad" datetime="2002-12-03T11:37"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

2486:

<SPAN

2487:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

2488:

datetime="2002-12-03T13:50"><![if !supportEmptyParas]> <![endif]></DEL><SPAN

2489:

class=msoDel><DEL cite="mailto:srreid"

2490:

datetime="2002-12-03T13:50"><o:p></o:p></DEL>

2491:

<B

2492:

style="mso-bidi-font-weight: normal"><U>ITEM

2493:

4.  Information on the

2494:

Company<o:p></o:p></U>

2495:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2496:

<B

2497:

style="mso-bidi-font-weight: normal"><U>A. History

2498:

and Development of the Company<o:p></o:p></U>

2499:

<B

2500:

style="mso-bidi-font-weight: normal"><U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

2501:

<SPAN

2502:

style="FONT-SIZE: 10pt">Calais Resources Inc. (the "Registrant" or the

2503:

"Company") is engaged in the exploration and, when warranted, development of

2504:

natural resource properties.  The

2505:

Company’s primary properties are the Manhattan Properties in Nevada, the

2506:

Hendricks Claims in Colorado and the north Veraguas District mineral concessions

2507:

in the Republic of Panama. <o:p></o:p>

2508:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2509:

The

2510:

Company's head office is located at 9482 Williams St., Chilliwack, British

2511:

Columbia, Canada V2P 5G1; the contact person is Art Daher, Secretary and

2512:

Director; the telephone number is (604) 795-3383 and the facsimile number is

2513:

(604) 792-3676.<o:p></o:p>

2514:

The

2515:

Company's common shares trade on the OTCBB under trading symbol "CAAUF".<SPAN

2516:

style="mso-spacerun: yes">  The Company's fiscal year ends May

2517:

31st.<o:p></o:p>

2518:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2519:

The

2520:

Company's consolidated financial statements are stated in Canadian Dollars

2521:

(CDN$) and are prepared in accordance with Canadian Generally Accepted

2522:

Accounting Principles (GAAP); nevertheless, the consolidated financial

2523:

statements conform in all material respects with US GAAP, except as disclosed in

2524:

footnotes to the financial statements.<o:p></o:p>

2525:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2526:

<SPAN

2527:

style="FONT-SIZE: 10pt">Herein, all references to "$" and "CDN$" refer to

2528:

Canadian Dollars and all references to "US$" refer to United States Dollars.

2529:

Unless otherwise specified, all dollar amounts are expressed in Canadian Dollars

2530:

(CDN$). All references to common shares refer to the Company's Common Shares

2531:

without Par Value unless otherwise indicated.<o:p></o:p>

2532:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2533:

The

2534:

information contained in this Annual Report is current as at October 31,2002,

2535:

except where a different date is specified.<o:p></o:p>

2536:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2537:

The

2538:

Company has no mineral properties, which are producing revenue.<SPAN

2539:

style="mso-spacerun: yes">  The Company’s operations consist of

2540:

searching for commercially viable reserves.<SPAN

2541:

style="mso-spacerun: yes">  The Company has not developed any

2542:

mineral properties to date. The Colorado properties do have proven and probable

2543:

reserves.<o:p></o:p>

2544:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2545:

<U>Incorporation/Name

2546:

Change<o:p></o:p></U>

2547:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2548:

The

2549:

Company was incorporated in British Columbia, Canada, on December 30, 1986 under

2550:

the name “Millennium Resources Inc.”. 

2551:

Effective March 19, 1992, the name was changed to “Calais Resources

2552:

Inc.”.<o:p></o:p>

2553:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2554:

<U><SPAN

2555:

style="FONT-SIZE: 10pt">Stock Consolidation/Split<o:p></o:p></U>

2556:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2557:

<SPAN

2558:

style="FONT-SIZE: 10pt">Effective March 19 1992, the Company consolidated its

2559:

common shares on a one-for-five basis. 

2560:

All references to the number of shares or per share data refer to

2561:

post-consolidation figures unless otherwise indicated.<o:p></o:p>

2562:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2563:

<U><SPAN

2564:

style="FONT-SIZE: 10pt">Fiscal 2002 Natural Resource Property

2565:

Acquisition/Exploration <o:p></o:p></U>

2566:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2567:

<SPAN

2568:

style="FONT-SIZE: 10pt">During Fiscal 2002, the Company continued to work on

2569:

raising capital. A detailed exploration program for each property has been

2570:

professionally prepared. The second of four annual payments was made for the

2571:

additional ownership in the Nevada Manhattan Agreement of Fiscal 2000. The

2572:

Company plans to commence surface mapping and sampling programs, followed by a

2573:

surface diamond drill program for its Nevada Manhattan District property in

2574:

January 2003, subject to raising additional capital. The Company also has plans

2575:

to commence a surface diamond drill program at its Consolidated Caribou Mines

2576:

project in April 2003.  A modest

2577:

surface mapping and sampling program is planned for the Panama project, followed

2578:

by a diamond drill program.  All of

2579:

these projects will be influenced by the success of financing

2580:

efforts.<o:p></o:p>

2581:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2582:

<U><SPAN

2583:

style="FONT-SIZE: 10pt">Fiscal 2001 Natural Resource Property

2584:

Acquisition/Exploration<o:p></o:p></U>

2585:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2586:

<SPAN

2587:

style="FONT-SIZE: 10pt">During Fiscal 2001, the Company continued to work on

2588:

raising capital for exploration purposes. A detailed exploration program for

2589:

each property has been professionally prepared. The Company had planned to

2590:

commence surface mapping and sampling programs, followed by a surface diamond

2591:

drill program for its Nevada Manhattan District property in February 2002. This

2592:

did not proceed due to lack of capital. The Company had planned to commence a

2593:

surface diamond drill program at its Consolidated Caribou Mines project in June

2594:

2002. This also did not proceed due to lack of capital. A modest surface mapping

2595:

and sampling program was planned for the Panama project, followed by a diamond

2596:

drill program. All of these projects were influenced by the lack of success in

2597:

financing efforts.<o:p></o:p>

2598:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2599:

<U><SPAN

2600:

style="FONT-SIZE: 10pt">Fiscal 2002 Financing<o:p></o:p></U>

2601:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2602:

<SPAN

2603:

style="FONT-SIZE: 10pt">During 2002, the Company secured a US $1,200,000 loan

2604:

from Peak National Bank which was used to pay shareholder loans, trade accounts

2605:

payable, and other long term debts as well as finance 2002

2606:

operations.<o:p></o:p>

2607:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2608:

<U><SPAN

2609:

style="FONT-SIZE: 10pt">Fiscal 2001 Financing<o:p></o:p></U>

2610:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2611:

The

2612:

Company relied on personal loans from certain directors and their family members

2613:

to help fund monthly overhead. The Company secured a US $200,000 loan from Peak

2614:

National Bank of Nederland, Colorado on November 7, 2000. The Company also sold

2615:

used RC drill equipment that was determined to be of no use for future

2616:

exploration programs.<o:p></o:p>

2617:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2618:

See

2619:

Item 4D. “Property, Plant and Equipment” regarding significant events in the

2620:

development of the Company’s business and capital expenditures over the last

2621:

three years.<o:p></o:p>

2622:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2623:

<B

2624:

style="mso-bidi-font-weight: normal"><SPAN

2625:

style="mso-prop-change: pdowad 20021203T1143"><SPAN

2626:

style="mso-prop-change: pdowad 20021203T1143">B. Business Overview<SPAN

2627:

style="mso-prop-change: pdowad 20021203T1143"><o:p></o:p>

2628:

<U><SPAN

2629:

style="FONT-SIZE: 10pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

2630:

<U><SPAN

2631:

style="FONT-SIZE: 10pt">2001/2002 Exploration & Development

2632:

Programs<o:p></o:p></U>

2633:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2634:

The

2635:

Company is in the business of researching, acquiring, exploring and, when

2636:

warranted, developing mineral properties. <o:p></o:p>

2637:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2638:

The

2639:

corporate philosophy has been to seek out and acquire potential gold mineral

2640:

properties in North America.  The

2641:

objective being to acquire an entire district that has 1 million ounces plus

2642:

commercial potential and is historically beyond the grass-root level in its

2643:

development.<o:p></o:p>

2644:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2645:

The

2646:

Company then endeavors to acquire the rights to the prospective and surrounding

2647:

claims.  It then proceeds through a

2648:

due diligence period to the commencement of a full scientific analysis of the

2649:

district, followed by an exploration and development program.<SPAN

2650:

style="mso-spacerun: yes">  Suitable results at each step in the

2651:

process are a prerequisite to further development.<SPAN

2652:

style="mso-spacerun: yes">  Upon suitable development of a mineral

2653:

deposit and reserve, the Company will then make the decision to either proceed

2654:

with the mining thereof, to joint venture with a major mining company, or to

2655:

sell outright.<o:p></o:p>

2656:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2657:

The

2658:

Company now has three projects at various stages of

2659:

exploration.<o:p></o:p>

2660:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2661:

<I

2662:

style="mso-bidi-font-style: normal">Caribou

2663:

Consolidated District, Colorado:<o:p></o:p>

2664:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2665:

The

2666:

Caribou Consolidated District, located in Colorado, is a 3.5 square mile

2667:

consolidated precious metals district. Historic production in the district dates

2668:

back to 1869. Production between 1977 and 1985 totaled $5 million through small

2669:

scale exploration development work and old mine dump reclamation. The district

2670:

consists of three modern surface plants, roads, power lines and is fully

2671:

permitted. 140,000 feet of diamond drilling has been completed to-date with a

2672:

modern core library. All data is in the Vulcan/Maptek program and has an

2673:

extensive database. The mine has high grade vein widths from 3 feet to 50 feet,

2674:

going to significant depths and significant strike lengths. The Caribou district

2675:

has recorded production dating back to 1869 of 300,000 oz. Gold and 20,000,000

2676:

silver. The next drill program may expand its resources to + 1 million ounces of

2677:

gold and 30/40 million ounces of silver. It may also potentially reveal several

2678:

new undeveloped targets.<o:p></o:p>

2679:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2680:

<I

2681:

style="mso-bidi-font-style: normal">Nevada

2682:

Manhattan District/Nye County, Nevada:<o:p></o:p>

2683:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2684:

The

2685:

Nevada Manhattan District is a 4 square mile district. Its historic production

2686:

dates back to 1860. Several high-grade gold mines consisting of the White Caps,

2687:

Bath, Earl, and Union Consolidated mines are located within this district.

2688:

Newmont is a very attractive mine, situated immediately to the South of the

2689:

Manhattan and Midway projects. The Barrick and Echo Bay mines, including the

2690:

Round Mountain site, are large scale production operations directly to the North

2691:

of the Manhattan district. The past ten years have been spent consolidating the

2692:

district. For the past three years, much energy has been spent developing a

2693:

geologic model for a core drilling program that will potentially hit a large

2694:

buried intrusive gold ore body. It is a gold feeder zone for the district. An

2695:

extensive database is ready for review. Upon receipt of adequate funding, a

2696:

drill program will be ready to commence with Q-West Drilling within a two month

2697:

period.<o:p></o:p>

2698:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2699:

<I

2700:

style="mso-bidi-font-style: normal">Faja de Oro

2701:

District/Republic of Panama:<o:p></o:p>

2702:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2703:

The

2704:

Faja de Oro district is a 61,000 acre mineral concession. Its historic gold

2705:

production dates back to 1200 A D. No one has ever completed a modern day,

2706:

professionally run exploration program to find the source of placer gold that is

2707:

found throughout the extensive river system and ocean placers. There has been

2708:

300,000 ounces of placer gold produced from crude techniques. Calais has

2709:

generated a geologic database that will be used for exploration programs that

2710:

have an excellent chance in locating high-grade gold veins and possible

2711:

stockwork/porphyry type gold deposits. This property is located between the

2712:

Teek/Adrian concessions to the east and the Cerro Colorado discoveries to the

2713:

west. The Faja de Oro is a major east, west structural

2714:

trend.<o:p></o:p>

2715:

<B

2716:

style="mso-bidi-font-weight: normal"><U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

2717:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2718:

<U><SPAN

2719:

style="FONT-SIZE: 10pt">Sources of Funds<B

2720:

style="mso-bidi-font-weight: normal"><SPAN

2721:

style="COLOR: red"><o:p></o:p></U>

2722:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2723:

<SPAN

2724:

style="FONT-SIZE: 10pt">At 10/31/02 the Company had stock options

2725:

outstanding entitling the holders to acquire 965,250 shares at an exercise price

2726:

of Cdn $0.45 per share and 60,000 shares at an exercise price of Cdn $0.77. The

2727:

Company plans to continue in its efforts to secure financing through private

2728:

placements and stock options.<o:p></o:p>

2729:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2730:

<SPAN

2731:

style="FONT-SIZE: 10pt; mso-bidi-font-weight: bold">The Peak National bank loan

2732:

is being renewed on a monthly basis by paying interest and a monthly renewal

2733:

fee. Peak National Bank has agreed to renew the loan for one year if the Company

2734:

pays ten percent of the principle ($US 120,000) and escrows one year of interest

2735:

at 10.5% per annum. Two of the Directors of the Company are providing working

2736:

capital until such time a private placement is completed to raise approximately

2737:

$US 250,000 in funds required to meet the terms of Peak National

2738:

Bank.<o:p></o:p>

2739:

<SPAN

2740:

style="FONT-SIZE: 10pt; mso-bidi-font-weight: bold"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

2741:

<B

2742:

style="mso-bidi-font-weight: normal"><U><SPAN

2743:

style="FONT-SIZE: 10pt">Regulations and Government

2744:

Rules<o:p></o:p></U>

2745:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2746:

<SPAN

2747:

style="FONT-SIZE: 10pt">Normal practices to reduce noise, changes to air quality

2748:

and water quality are expected to be sufficient.<SPAN

2749:

style="mso-spacerun: yes">  The Company has obtained all necessary

2750:

permits in the United States and Canada for exploration/development work

2751:

performed to date and anticipates no material problems in obtaining the

2752:

necessary permits to proceed with development.<o:p></o:p>

2753:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2754:

The

2755:

Company is not aware of any proposed or existing Canadian or United States

2756:

regulations pertaining to environmental matters which might have a

2757:

material impact on the Company's future financial performance<B

2758:

style="mso-bidi-font-weight: normal"><U><o:p></o:p></U>

2759:

<B

2760:

style="mso-bidi-font-weight: normal"><U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

2761:

<B

2762:

style="mso-bidi-font-weight: normal"><U><SPAN

2763:

style="FONT-SIZE: 10pt">Competition<o:p></o:p></U>

2764:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2765:

<SPAN

2766:

style="FONT-SIZE: 10pt">There is general competition from other mineral

2767:

exploration/development companies with operations similar to that of the

2768:

Company's.  Many of the companies

2769:

with which the Company competes have operations and financial strength many<SPAN

2770:

style="mso-spacerun: yes">                        

2771:

times that of the Company.<o:p></o:p>

2772:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2773:

<SPAN

2774:

style="FONT-SIZE: 10pt">Nevertheless, the market for the Company's possible

2775:

future production of minerals tends to be commodity oriented, rather than

2776:

company oriented.  Accordingly, the

2777:

Company expects to compete by keeping its production costs low through judicious

2778:

selection of which portions of the property to develop and by keeping

2779:

overhead charges within industry standards.<o:p></o:p>

2780:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2781:

<SPAN

2782:

style="FONT-SIZE: 10pt"><SPAN

2783:

style="mso-prop-change: pdowad 20021203T1144"><SPAN

2784:

style="mso-prop-change: pdowad 20021203T1144">C. Organizational Structure<SPAN

2785:

style="mso-prop-change: pdowad 20021203T1144"><o:p></o:p>

2786:

<U><SPAN

2787:

style="FONT-SIZE: 10pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

2788:

The

2789:

Company is the parent company in the corporate group and owns various wholly

2790:

owned subsidiaries either directly or indirectly.<SPAN

2791:

style="mso-spacerun: yes">  All material inter-company transactions

2792:

and balances have been eliminated in the consolidated financial statements

2793:

included in this report.   The

2794:

three active subsidiaries of the Company are Calais Resources Nevada Inc. and

2795:

Calais Resources Colorado Inc., both incorporated in the State of Nevada, and

2796:

Calais Resources International Inc., incorporated in

2797:

Bermuda.<o:p></o:p>

2798:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2799:

<SPAN

2800:

style="mso-prop-change: pdowad 20021203T1144"><SPAN

2801:

style="mso-prop-change: pdowad 20021203T1144">D. Property, plant and

2802:

Equipment<SPAN

2803:

style="mso-prop-change: pdowad 20021203T1144"><o:p></o:p>

2804:

<B

2805:

style="mso-bidi-font-weight: normal"><U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

2806:

<B

2807:

style="mso-bidi-font-weight: normal"><U>Executive

2808:

Offices<o:p></o:p></U>

2809:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2810:

The

2811:

Company's executive offices are located in premises of approximately 900 square

2812:

feet at 9482 Williams St., Chilliwack V2P 5G1.<SPAN

2813:

style="mso-spacerun: yes">  The Company began occupying this

2814:

facility in March 1998 and considers this facility to be adequate for its

2815:

current needs.<o:p></o:p>

2816:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2817:

<B

2818:

style="mso-bidi-font-weight: normal"><U>Manhattan

2819:

Project<o:p></o:p></U>

2820:

<B

2821:

style="mso-bidi-font-weight: normal"><U>Nevada,

2822:

USA; Gold Exploration<o:p></o:p></U>

2823:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2824:

<U><SPAN

2825:

style="FONT-SIZE: 10pt">Acquisition Details<o:p></o:p></U>

2826:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2827:

In

2828:

December of 1994, the Company acquired a 51% interest in certain patented and

2829:

unpatented claims located in Nevada from a company controlled by directors for

2830:

$1,176,000 US plus a 5% net smelter royalty. The Company can also acquire a 100%

2831:

interest in a further 89 claims in this property under this

2832:

agreement.<o:p></o:p>

2833:

<SPAN

2834:

style="FONT-SIZE: 10pt"><SPAN

2835:

style="mso-spacerun: yes"> <o:p></o:p>

2836:

The

2837:

Company entered into an agreement and settlement dated September 7, 2000 with

2838:

Nevada Manhattan Mining Incorporated to settle and purchase The Manhattan Mining

2839:

Incorporated’s 24.5% interest in the property. The Company agreed to make four

2840:

annual payments of US $75,000 each for a total of US $300,000. During the term

2841:

of the agreement the Company has agreed to pay Nevada Manhattan Mining

2842:

Incorporated a 2% net smelter return royalty. The Company can purchase the

2843:

entire Nevada Manhattan Mining Incorporated interest and royalty at anytime over

2844:

a thirty year period for US $7.5 million, which would include production

2845:

royalties.<o:p></o:p>

2846:

<SPAN

2847:

style="FONT-SIZE: 10pt"><SPAN

2848:

style="mso-spacerun: yes">       

2849:

<o:p></o:p>

2850:

By

2851:

staking, the Company also holds a 100% interest in 42 unpatented claims in the

2852:

Manhattan Mining district.<o:p></o:p>

2853:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2854:

<U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

2855:

<U><SPAN

2856:

style="FONT-SIZE: 10pt">Property

2857:

Description/Location/Access/Climate<o:p></o:p></U>

2858:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2859:

The

2860:

project is located around the old mining town of Manhattan, Nevada, USA.<SPAN

2861:

style="mso-spacerun: yes">  Manhattan is 15 miles southeast of Round

2862:

Mountain, Nevada, located on Highway 376, 20 miles from Carvers, Nevada, and 43

2863:

miles from Tonopah, Nevada.  The

2864:

project covers approximately 4600 acres of patented and unpatented Bureau of

2865:

Land Management (“BLM”) and US Forest Service (“USFS”)

2866:

land.<o:p></o:p>

2867:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2868:

The

2869:

Manhattan Project is divided into two main areas: i) 1800 acres held by the

2870:

Company (75.5%) and Argus Resources (24.5%) in 31 patented claims and 26

2871:

unpatented claims; and land held exclusively by the

2872:

Company.<o:p></o:p>

2873:

<U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

2874:

<U><SPAN

2875:

style="FONT-SIZE: 10pt">Previous Work<o:p></o:p></U>

2876:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2877:

The

2878:

historic mining in the area extends from 1866 to present with the major activity

2879:

taking place in the late 1860’s, between 1906 and 1921, and from the 1960’s

2880:

until present.  Placer and lode

2881:

mining took place principally in the Reliance, White Caps, Union Amalgamated,

2882:

Manhattan Consolidated, Earle, Big Four, and April Fool mines.<SPAN

2883:

style="mso-spacerun: yes">  There has been significant production in

2884:

recent years from adjoining property.<o:p></o:p>

2885:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2886:

<SPAN

2887:

style="FONT-SIZE: 10pt">Past exploratory drilling focused on delineating an

2888:

economic resource in the Cambrian Age limestone rocks around the White Caps and

2889:

Manhattan Consolidated Mines. 

2890:

Several exploration companies drilled mainly RC holes to test theories of

2891:

mineralization in this rock type.<o:p></o:p>

2892:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2893:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2894:

<B

2895:

style="mso-bidi-font-weight: normal"><U>Hendricks

2896:

Claims<o:p></o:p></U>

2897:

<B

2898:

style="mso-bidi-font-weight: normal"><U>Colorado,

2899:

USA; Gold/Silver Exploration/Development<o:p></o:p></U>

2900:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2901:

<U><SPAN

2902:

style="FONT-SIZE: 10pt">Acquisition Details<o:p></o:p></U>

2903:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2904:

<SPAN

2905:

style="FONT-SIZE: 10pt">Included in the Colorado properties is a 100% working

2906:

interest in the Consolidated Caribou-Cross-Comstock-Panadora district mine area

2907:

which the Company acquired in 1997 for US $4,000,000 in stock, cash and final

2908:

property payments. After acquisition of 100% working interest the<SPAN

2909:

style="mso-spacerun: yes">  seller retains a 2% net smelter royalty

2910:

interest in the property. The Company has the right to buy back half of the net

2911:

smelter royalty (1%) for US $750,000. The seller has not sold any of the issued

2912:

shares for this acquisition through May 31, 2002. The company continues to have

2913:

100% ownership of 10 Patented claims that are continuations of the historic

2914:

Boulder County and Cardinal vein systems. The Colorado properties contain a

2915:

well<DEL cite="mailto:srreid" datetime="2002-12-03T14:40">

2916:

</DEL>documented mineral resource of 424,500 ounces of gold and

2917:

11,725,000 ounces of silver.<U><o:p></o:p></U>

2918:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2919:

<U><SPAN

2920:

style="FONT-SIZE: 10pt">Property

2921:

Description/Location/Access/Climate<o:p></o:p></U>

2922:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2923:

The

2924:

property includes the Cross Gold Mine, the Potosi Mine and several other

2925:

district properties.  The property

2926:

is on the east flank of the Front Range Mountains, approximately 23 miles west

2927:

of Boulder Colorado.  It is reached

2928:

by a five-mile all-weather graded road from the small town of Nederland, which

2929:

connects with Boulder via paved State Highway 119.<o:p></o:p>

2930:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2931:

The

2932:

project area encompasses claims with additional Federal claims on public lands

2933:

north and west of the Cross Mine.<o:p></o:p>

2934:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2935:

<SPAN

2936:

style="FONT-SIZE: 10pt">Gold and silver mineralization occurs in a broad,

2937:

west-northwest trending zone that includes the Cross Mine and extends about

2938:

2,500 feet on the property.<o:p></o:p>

2939:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2940:

<SPAN

2941:

style="FONT-SIZE: 10pt">Three-phase power, sufficient to service a 500 tpd (tons

2942:

per day) mine and mill complex, is installed and active on the property.<SPAN

2943:

style="mso-spacerun: yes">  An 18-gauge rail haulage system and

2944:

equipment, hoisting equipment, compressed air, water and ventilation services

2945:

are installed and maintained in good working condition in the Cross Mine.<SPAN

2946:

style="mso-spacerun: yes">  Mine water treatment facilities are

2947:

currently operating in compliance and were upgraded in recent

2948:

years.<o:p></o:p>

2949:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2950:

The

2951:

Cross Mine is fully permitted through the Colorado State Health Department, the

2952:

Colorado Division of Mines, Mine Safety and Health Administration, and the

2953:

Colorado Mined Land Reclamation Division. 

2954:

Permitting includes a water discharge permit.<o:p></o:p>

2955:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2956:

<U><SPAN

2957:

style="FONT-SIZE: 10pt">Previous Work<o:p></o:p></U>

2958:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2959:

<SPAN

2960:

style="FONT-SIZE: 10pt">Silver ore was discovered in the region in 1869.<SPAN

2961:

style="mso-spacerun: yes">  A wagon road was completed in 1870 and

2962:

mining developed rapidly over the next few years with the highest production

2963:

coming from the Caribou and No-Name veins. 

2964:

The Cross ore deposit was discovered in 1873 and had minor intermittent

2965:

production until 1939.<o:p></o:p>

2966:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2967:

<SPAN

2968:

style="FONT-SIZE: 10pt">Hendricks Mining Company began the task of reopening the

2969:

mine in 1974.  Between 1977 and

2970:

1985, 27,000 short tons of ore was produced from four mine levels.<SPAN

2971:

style="mso-spacerun: yes">  Very little geological data, drilling or

2972:

assay information was available to guide this work.<o:p></o:p>

2973:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2974:

The

2975:

Hendricks Mining Company extensively explored the property by drifting, drilling

2976:

from both the surface and underground and by mapping and sampling.<SPAN

2977:

style="mso-spacerun: yes">  The mine workings in the Cross Mine have

2978:

been significantly expanded.<o:p></o:p>

2979:

<B

2980:

style="mso-bidi-font-weight: normal"><U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

2981:

<B

2982:

style="mso-bidi-font-weight: normal"><U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

2983:

<B

2984:

style="mso-bidi-font-weight: normal"><U>Panama

2985:

Project,<o:p></o:p></U>

2986:

<B

2987:

style="mso-bidi-font-weight: normal"><U>Republic

2988:

of Panama; Gold Exploration<o:p></o:p></U>

2989:

<B

2990:

style="mso-bidi-font-weight: normal"><U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

2991:

<U><SPAN

2992:

style="FONT-SIZE: 10pt">Acquisition Details<o:p></o:p></U>

2993:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

2994:

<SPAN

2995:

style="FONT-SIZE: 10pt">Pursuant to an agreement dated October 6, 2000, the

2996:

Company was granted the option to purchase a 40,000 acres mineral concession in

2997:

a historic gold producing district of Panama with Panama Mining of Golden Cycle

2998:

of Panama Incorporated.  The

2999:

Company’s agreement is for the hard rock mineral rights.<o:p></o:p>

3000:

<B

3001:

style="mso-bidi-font-weight: normal"><U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

3002:

<U><SPAN

3003:

style="FONT-SIZE: 10pt">Previous Work<o:p></o:p></U>

3004:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

3005:

<SPAN

3006:

style="FONT-SIZE: 10pt">Gold has been produced by primitive methods from streams

3007:

and high-grade veins in the region since the time of Columbus.<SPAN

3008:

style="mso-spacerun: yes">  There has been no modern day systematic

3009:

gold exploration to evaluate the resource potential of the veins on the

3010:

concession.<o:p></o:p>

3011:

<P class=MsoNormal

3012:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1448"><B

3013:

style="mso-bidi-font-weight: normal"><U><INS

3014:

cite="mailto:srreid"

3015:

datetime="2002-12-03T14:48"><U><![if !supportEmptyParas]> <![endif]><o:p></o:p></U></INS></U>

3016:

<P class=MsoNormal

3017:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1448"><SPAN

3018:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

3019:

datetime="2002-12-03T14:48">The Company spent exploration funds as

3020:

follows</INS><INS cite="mailto:srreid" datetime="2002-12-03T14:49"> in each of

3021:

the last three years</INS><INS cite="mailto:srreid"

3022:

datetime="2002-12-03T14:48">:</INS><SPAN

3023:

style="FONT-SIZE: 6.5pt; mso-bidi-font-size: 10.0pt"><INS cite="mailto:srreid"

3024:

datetime="2002-12-03T14:48">  

3025:

<o:p></o:p></INS>

3026:

<P class=MsoNormal

3027:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1448"><SPAN

3028:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

3029:

datetime="2002-12-03T14:48"><SPAN

3030:

style="mso-spacerun: yes">     <SPAN

3031:

style="mso-spacerun: yes">         <o:p></o:p></INS>

3032:

<TABLE style="BORDER-COLLAPSE: collapse; mso-padding-alt: 0in 5.4pt 0in 5.4pt"

3033:

cellSpacing=0 cellPadding=0 border=0>

3034:

<TBODY>

3035:

<TR style="mso-table-inserted: srreid 20021203T1448">

3036:

<TD

3037:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 1.7in; PADDING-TOP: 0in"

3038:

vAlign=top width=163>

3039:

<P class=MsoHeader

3040:

style="TEXT-ALIGN: right; tab-stops: .5in; mso-list: none; mso-list-ins: srreid 20021203T1448"

3041:

align=right><![if !supportEmptyParas]><![endif]> <SPAN

3042:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

3043:

datetime="2002-12-03T14:48"><o:p></o:p></INS> </TD>

3044:

<TD

3045:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 81pt; PADDING-TOP: 0in"

3046:

vAlign=top width=108>

3047:

<P class=MsoNormal

3048:

style="TEXT-ALIGN: center; mso-list: none; mso-list-ins: srreid 20021203T1448"

3049:

align=center><U><INS cite="mailto:srreid"

3050:

datetime="2002-12-03T14:48"><U>Fiscal<SPAN

3051:

style="mso-spacerun: yes">                          

3052:

2002<o:p></o:p></U></INS></U> </TD>

3053:

<TD

3054:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 81pt; PADDING-TOP: 0in"

3055:

vAlign=top width=108>

3056:

<P class=MsoNormal

3057:

style="TEXT-ALIGN: center; mso-list: none; mso-list-ins: srreid 20021203T1448"

3058:

align=center><U><INS cite="mailto:srreid"

3059:

datetime="2002-12-03T14:48"><U>Fiscal <o:p></o:p></U></INS></U>

3060:

<P class=MsoNormal

3061:

style="TEXT-INDENT: 0in; TEXT-ALIGN: center; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1448"

3062:

align=center><U><INS cite="mailto:srreid"

3063:

datetime="2002-12-03T14:48"><U>200</U></INS><INS cite="mailto:srreid"

3064:

datetime="2002-12-03T14:49"><U>1</U></INS><INS cite="mailto:srreid"

3065:

datetime="2002-12-03T14:48"><U><o:p></o:p></U></INS></U> </TD>

3066:

<TD

3067:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 81pt; PADDING-TOP: 0in"

3068:

vAlign=top width=108>

3069:

<P class=MsoNormal

3070:

style="TEXT-ALIGN: center; mso-list: none; mso-list-ins: srreid 20021203T1448"

3071:

align=center><U><INS cite="mailto:srreid"

3072:

datetime="2002-12-03T14:50"><U>Fiscal<o:p></o:p></U></INS></U>

3073:

<P class=MsoNormal

3074:

style="TEXT-ALIGN: center; mso-list: none; mso-list-ins: srreid 20021203T1450"

3075:

align=center><U><INS cite="mailto:srreid"

3076:

datetime="2002-12-03T14:50"><U>2000<o:p></o:p></U></INS></U> </TD></TR>

3077:

<TR style="mso-table-inserted: srreid 20021203T1448">

3078:

<TD

3079:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 1.7in; PADDING-TOP: 0in"

3080:

vAlign=top width=163>

3081:

<P class=MsoNormal

3082:

style="TEXT-ALIGN: justify; mso-list: none; mso-list-ins: srreid 20021203T1448"><SPAN

3083:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

3084:

datetime="2002-12-03T14:48">Manhattan

3085:

Property<o:p></o:p></INS> </TD>

3086:

<TD

3087:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 81pt; PADDING-TOP: 0in"

3088:

vAlign=top width=108>

3089:

<P class=MsoNormal

3090:

style="TEXT-ALIGN: right; mso-list: none; mso-list-ins: srreid 20021203T1448"

3091:

align=right><INS cite="mailto:srreid"

3092:

datetime="2002-12-03T14:48">$</INS><INS cite="mailto:srreid"

3093:

datetime="2002-12-03T14:49">292,886</INS><INS cite="mailto:srreid"

3094:

datetime="2002-12-03T14:48"><o:p></o:p></INS> </TD>

3095:

<TD

3096:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 81pt; PADDING-TOP: 0in"

3097:

vAlign=top width=108>

3098:

<P class=MsoNormal

3099:

style="TEXT-ALIGN: right; mso-list: none; mso-list-ins: srreid 20021203T1448"

3100:

align=right><INS cite="mailto:srreid"

3101:

datetime="2002-12-03T14:48">$</INS><INS cite="mailto:srreid"

3102:

datetime="2002-12-03T14:49">176,175</INS><INS cite="mailto:srreid"

3103:

datetime="2002-12-03T14:48"><o:p></o:p></INS> </TD>

3104:

<TD

3105:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 81pt; PADDING-TOP: 0in"

3106:

vAlign=top width=108>

3107:

<P class=MsoNormal

3108:

style="TEXT-ALIGN: right; mso-list: none; mso-list-ins: srreid 20021203T1448"

3109:

align=right><INS cite="mailto:srreid"

3110:

datetime="2002-12-03T14:52">$2,366</INS><INS cite="mailto:srreid"

3111:

datetime="2002-12-03T14:50"><o:p></o:p></INS> </TD></TR>

3112:

<TR style="mso-table-inserted: srreid 20021203T1448">

3113:

<TD

3114:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 1.7in; PADDING-TOP: 0in"

3115:

vAlign=top width=163>

3116:

<P class=MsoNormal

3117:

style="TEXT-ALIGN: justify; mso-list: none; mso-list-ins: srreid 20021203T1448"><SPAN

3118:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

3119:

datetime="2002-12-03T14:48">Colorado

3120:

Property<o:p></o:p></INS> </TD>

3121:

<TD

3122:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 81pt; PADDING-TOP: 0in"

3123:

vAlign=top width=108>

3124:

<P class=MsoNormal

3125:

style="TEXT-ALIGN: right; mso-list: none; mso-list-ins: srreid 20021203T1448"

3126:

align=right><INS cite="mailto:srreid"

3127:

datetime="2002-12-03T14:48">$</INS><INS cite="mailto:srreid"

3128:

datetime="2002-12-03T14:49">120,601</INS><INS cite="mailto:srreid"

3129:

datetime="2002-12-03T14:48"><o:p></o:p></INS> </TD>

3130:

<TD

3131:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 81pt; PADDING-TOP: 0in"

3132:

vAlign=top width=108>

3133:

<P class=MsoNormal

3134:

style="TEXT-ALIGN: right; mso-list: none; mso-list-ins: srreid 20021203T1448"

3135:

align=right><INS cite="mailto:srreid"

3136:

datetime="2002-12-03T14:48">$</INS><INS cite="mailto:srreid"

3137:

datetime="2002-12-03T14:50">190,566</INS><INS cite="mailto:srreid"

3138:

datetime="2002-12-03T14:48"><o:p></o:p></INS> </TD>

3139:

<TD

3140:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 81pt; PADDING-TOP: 0in"

3141:

vAlign=top width=108>

3142:

<P class=MsoNormal

3143:

style="TEXT-ALIGN: right; mso-list: none; mso-list-ins: srreid 20021203T1448"

3144:

align=right><INS cite="mailto:srreid"

3145:

datetime="2002-12-03T14:53">$185,962</INS><INS cite="mailto:srreid"

3146:

datetime="2002-12-03T14:50"><o:p></o:p></INS> </TD></TR>

3147:

<TR style="mso-table-inserted: srreid 20021203T1448">

3148:

<TD

3149:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 1.7in; PADDING-TOP: 0in"

3150:

vAlign=top width=163>

3151:

<P class=MsoNormal

3152:

style="TEXT-ALIGN: justify; mso-list: none; mso-list-ins: srreid 20021203T1448"><SPAN

3153:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

3154:

datetime="2002-12-03T14:48">Panama Property<o:p></o:p></INS> </TD>

3155:

<TD

3156:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 81pt; PADDING-TOP: 0in"

3157:

vAlign=top width=108>

3158:

<P class=MsoNormal

3159:

style="TEXT-ALIGN: right; mso-list: none; mso-list-ins: srreid 20021203T1448"

3160:

align=right><INS cite="mailto:srreid"

3161:

datetime="2002-12-03T14:48">$</INS><INS cite="mailto:srreid"

3162:

datetime="2002-12-03T14:49">65,070</INS><INS cite="mailto:srreid"

3163:

datetime="2002-12-03T14:48"><o:p></o:p></INS> </TD>

3164:

<TD

3165:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 81pt; PADDING-TOP: 0in"

3166:

vAlign=top width=108>

3167:

<P class=MsoNormal

3168:

style="TEXT-ALIGN: right; mso-list: none; mso-list-ins: srreid 20021203T1448"

3169:

align=right><INS cite="mailto:srreid"

3170:

datetime="2002-12-03T14:48">$</INS><INS cite="mailto:srreid"

3171:

datetime="2002-12-03T14:50">78,988</INS><INS cite="mailto:srreid"

3172:

datetime="2002-12-03T14:48"><o:p></o:p></INS> </TD>

3173:

<TD

3174:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 81pt; PADDING-TOP: 0in"

3175:

vAlign=top width=108>

3176:

<P class=MsoNormal

3177:

style="TEXT-ALIGN: right; mso-list: none; mso-list-ins: srreid 20021203T1448"

3178:

align=right><INS cite="mailto:srreid"

3179:

datetime="2002-12-03T14:53">$ -</INS><INS cite="mailto:srreid"

3180:

datetime="2002-12-03T14:50"><o:p></o:p></INS> </TD></TR></TBODY>

3181:

<B

3182:

style="mso-bidi-font-weight: normal"><U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

3183:

<B

3184:

style="mso-bidi-font-weight: normal"><U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

3185:

<B

3186:

style="mso-bidi-font-weight: normal"><U>ITEM

3187:

5.  OPERATING AND FINANCIAL REVIEW

3188:

AND PROSPECTS<o:p></o:p></U>

3189:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

3190:

<B

3191:

style="mso-bidi-font-weight: normal"><SPAN

3192:

style="mso-prop-change: pdowad 20021203T1144"><SPAN

3193:

style="mso-prop-change: pdowad 20021203T1144">A. Operating Results<SPAN

3194:

style="mso-prop-change: pdowad 20021203T1144"><o:p></o:p>

3195:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

3196:

<SPAN

3197:

style="FONT-SIZE: 10pt">The Company is in the business

3198:

of acquiring and exploring mineral properties with the aim of

3199:

participating in the development of them to a stage where they can be

3200:

exploited at a profit.  At that

3201:

stage, the Company's operations would to some extent<INS cite="mailto:pdowad"

3202:

datetime="2002-12-03T11:44"> </INS><DEL cite="mailto:pdowad"

3203:

datetime="2002-12-03T11:44"> </DEL>be dependent on the world market

3204:

prices of any mineral produced.   The Company does not have any<INS

3205:

cite="mailto:pdowad" datetime="2002-12-03T11:44"> </INS><DEL

3206:

cite="mailto:pdowad"

3207:

datetime="2002-12-03T11:44"> </DEL>properties<INS

3208:

cite="mailto:pdowad" datetime="2002-12-03T11:44"> </INS><DEL

3209:

cite="mailto:pdowad" datetime="2002-12-03T11:44"> </DEL>with

3210:

material production of minerals, and operations on its properties are

3211:

exploratory searches for commercially producible deposits.<o:p></o:p>

3212:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

3213:

<SPAN

3214:

style="FONT-SIZE: 10pt">Nearly<INS cite="mailto:pdowad"

3215:

datetime="2002-12-03T11:45"> </INS><DEL cite="mailto:pdowad"

3216:

datetime="2002-12-03T11:45"> </DEL>all<INS cite="mailto:pdowad"

3217:

datetime="2002-12-03T11:45"> </INS><DEL cite="mailto:pdowad"

3218:

datetime="2002-12-03T11:45"> </DEL>of the Company's activities are

3219:

directed<INS cite="mailto:pdowad" datetime="2002-12-03T11:45"> </INS><SPAN

3220:

class=msoDel><DEL cite="mailto:pdowad"

3221:

datetime="2002-12-03T11:45"> </DEL>to exploration and development

3222:

programs.  Yearly<INS

3223:

cite="mailto:pdowad" datetime="2002-12-03T11:45"> </INS><DEL

3224:

cite="mailto:pdowad" datetime="2002-12-03T11:45"> </DEL>variations

3225:

in individual property expenditures generally reflect increases or decreases in

3226:

specific exploration and development costs based on previous results and the

3227:

Company's decisions regarding the allocation of exploration expenditures

3228:

between projects.<o:p></o:p>

3229:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

3230:

<SPAN

3231:

style="mso-spacerun: yes">                 

3232:

<U>Geographic Segments<o:p></o:p></U>

3233:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

3234:

<TABLE

3235:

style="MARGIN-LEFT: 57.15pt; BORDER-COLLAPSE: collapse; mso-padding-alt: 0in 5.4pt 0in 5.4pt"

3236:

cellSpacing=0 cellPadding=0 border=0>

3237:

<TBODY>

3238:

<TR>

3239:

<TD

3240:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 90.15pt; PADDING-TOP: 0in"

3241:

vAlign=top width=120>

3242:

<B

3243:

style="mso-bidi-font-weight: normal">Net

3244:

Loss/Year:<o:p></o:p> </TD>

3245:

<TD

3246:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 1.25in; PADDING-TOP: 0in"

3247:

vAlign=top width=120>

3248:

<B

3249:

style="mso-bidi-font-weight: normal"><U><SPAN

3250:

style="FONT-SIZE: 10pt">2002</U><B

3251:

style="mso-bidi-font-weight: normal"><SPAN

3252:

style="FONT-SIZE: 10pt"><o:p></o:p> </TD>

3253:

<TD

3254:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 78.6pt; PADDING-TOP: 0in"

3255:

vAlign=top width=105>

3256:

<B

3257:

style="mso-bidi-font-weight: normal"><U><SPAN

3258:

style="FONT-SIZE: 10pt">2001<o:p></o:p></U> </TD>

3259:

<TD

3260:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 1.25in; PADDING-TOP: 0in"

3261:

vAlign=top width=120>

3262:

<B

3263:

style="mso-bidi-font-weight: normal"><U><SPAN

3264:

style="FONT-SIZE: 10pt">2000<o:p></o:p></U> </TD></TR>

3265:

<TR>

3266:

<TD

3267:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 90.15pt; PADDING-TOP: 0in"

3268:

vAlign=top width=120>

3269:

<SPAN

3270:

style="FONT-SIZE: 10pt">Canada<o:p></o:p> </TD>

3271:

<TD

3272:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 1.25in; PADDING-TOP: 0in"

3273:

vAlign=top width=120>

3274:

<SPAN

3275:

style="FONT-SIZE: 10pt">($261,143)<o:p></o:p> </TD>

3276:

<TD

3277:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 78.6pt; PADDING-TOP: 0in"

3278:

vAlign=top width=105>

3279:

<SPAN

3280:

style="FONT-SIZE: 10pt">($487,017)<o:p></o:p> </TD>

3281:

<TD

3282:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 1.25in; PADDING-TOP: 0in"

3283:

vAlign=top width=120>

3284:

<SPAN

3285:

style="FONT-SIZE: 10pt">($11,730,509)<o:p></o:p> </TD></TR>

3286:

<TR>

3287:

<TD

3288:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 90.15pt; PADDING-TOP: 0in"

3289:

vAlign=top width=120>

3290:

<SPAN

3291:

style="FONT-SIZE: 10pt">United States<o:p></o:p> </TD>

3292:

<TD

3293:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 1.25in; PADDING-TOP: 0in"

3294:

vAlign=top width=120>

3295:

<SPAN

3296:

style="FONT-SIZE: 10pt">($289,866)<o:p></o:p> </TD>

3297:

<TD

3298:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 78.6pt; PADDING-TOP: 0in"

3299:

vAlign=top width=105>

3300:

<SPAN

3301:

style="FONT-SIZE: 10pt">($260,851)<o:p></o:p> </TD>

3302:

<TD

3303:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 1.25in; PADDING-TOP: 0in"

3304:

vAlign=top width=120>

3305:

<SPAN

3306:

style="FONT-SIZE: 10pt">($64,534)<o:p></o:p> </TD></TR>

3307:

<TR>

3308:

<TD

3309:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 90.15pt; PADDING-TOP: 0in"

3310:

vAlign=top width=120>

3311:

<B

3312:

style="mso-bidi-font-weight: normal"><SPAN

3313:

style="FONT-SIZE: 10pt">TOTAL<o:p></o:p> </TD>

3314:

<TD

3315:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 1.25in; PADDING-TOP: 0in"

3316:

vAlign=top width=120>

3317:

<B

3318:

style="mso-bidi-font-weight: normal"><SPAN

3319:

style="FONT-SIZE: 10pt">($551,009)<o:p></o:p> </TD>

3320:

<TD

3321:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 78.6pt; PADDING-TOP: 0in"

3322:

vAlign=top width=105>

3323:

<B

3324:

style="mso-bidi-font-weight: normal"><SPAN

3325:

style="FONT-SIZE: 10pt">($747,868)<o:p></o:p> </TD>

3326:

<TD

3327:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 1.25in; PADDING-TOP: 0in"

3328:

vAlign=top width=120>

3329:

<B

3330:

style="mso-bidi-font-weight: normal"><SPAN

3331:

style="FONT-SIZE: 10pt">($11,795,043)<o:p></o:p> </TD></TR>

3332:

<TR>

3333:

<TD

3334:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 348.75pt; PADDING-TOP: 0in"

3335:

vAlign=top width=465 colSpan=4>

3336:

<B

3337:

style="mso-bidi-font-weight: normal"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

3338:

<B

3339:

style="mso-bidi-font-weight: normal"><SPAN

3340:

style="FONT-SIZE: 10pt">Identifiable Assets at year

3341:

end:<o:p></o:p>

3342:

<![if !supportEmptyParas]><![endif]> <B

3343:

style="mso-bidi-font-weight: normal"><SPAN

3344:

style="FONT-SIZE: 10pt"><o:p></o:p> </TD></TR>

3345:

<TR>

3346:

<TD

3347:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 90.15pt; PADDING-TOP: 0in"

3348:

vAlign=top width=120>

3349:

<![if !supportEmptyParas]><![endif]> <B

3350:

style="mso-bidi-font-weight: normal"><U><SPAN

3351:

style="FONT-SIZE: 10pt"><o:p></o:p></U> </TD>

3352:

<TD

3353:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 1.25in; PADDING-TOP: 0in"

3354:

vAlign=top width=120>

3355:

<B

3356:

style="mso-bidi-font-weight: normal"><U><SPAN

3357:

style="FONT-SIZE: 10pt">2002<o:p></o:p></U> </TD>

3358:

<TD

3359:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 78.6pt; PADDING-TOP: 0in"

3360:

vAlign=top width=105>

3361:

<B

3362:

style="mso-bidi-font-weight: normal"><U><SPAN

3363:

style="FONT-SIZE: 10pt">2001<o:p></o:p></U> </TD>

3364:

<TD

3365:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 1.25in; PADDING-TOP: 0in"

3366:

vAlign=top width=120>

3367:

<B

3368:

style="mso-bidi-font-weight: normal"><U><SPAN

3369:

style="FONT-SIZE: 10pt">2000<o:p></o:p></U> </TD></TR>

3370:

<TR>

3371:

<TD

3372:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 90.15pt; PADDING-TOP: 0in"

3373:

vAlign=top width=120>

3374:

<SPAN

3375:

style="FONT-SIZE: 10pt">Canada<o:p></o:p> </TD>

3376:

<TD

3377:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 1.25in; PADDING-TOP: 0in"

3378:

vAlign=top width=120>

3379:

<SPAN

3380:

style="FONT-SIZE: 10pt">$291,993<o:p></o:p> </TD>

3381:

<TD

3382:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 78.6pt; PADDING-TOP: 0in"

3383:

vAlign=top width=105>

3384:

<SPAN

3385:

style="FONT-SIZE: 10pt">$295,978<o:p></o:p> </TD>

3386:

<TD

3387:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 1.25in; PADDING-TOP: 0in"

3388:

vAlign=top width=120>

3389:

<SPAN

3390:

style="FONT-SIZE: 10pt">$445,728<o:p></o:p> </TD></TR>

3391:

<TR>

3392:

<TD

3393:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 90.15pt; PADDING-TOP: 0in"

3394:

vAlign=top width=120>

3395:

<SPAN

3396:

style="FONT-SIZE: 10pt">United States<o:p></o:p> </TD>

3397:

<TD

3398:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 1.25in; PADDING-TOP: 0in"

3399:

vAlign=top width=120>

3400:

<SPAN

3401:

style="FONT-SIZE: 10pt">$12,874,048<o:p></o:p> </TD>

3402:

<TD

3403:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 78.6pt; PADDING-TOP: 0in"

3404:

vAlign=top width=105>

3405:

<SPAN

3406:

style="FONT-SIZE: 10pt">$12,491,799<o:p></o:p> </TD>

3407:

<TD

3408:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 1.25in; PADDING-TOP: 0in"

3409:

vAlign=top width=120>

3410:

<SPAN

3411:

style="FONT-SIZE: 10pt">$12,353,217<o:p></o:p> </TD></TR>

3412:

<TR>

3413:

<TD

3414:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 90.15pt; PADDING-TOP: 0in"

3415:

vAlign=top width=120>

3416:

<B

3417:

style="mso-bidi-font-weight: normal"><SPAN

3418:

style="FONT-SIZE: 10pt">TOTAL<o:p></o:p> </TD>

3419:

<TD

3420:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 1.25in; PADDING-TOP: 0in"

3421:

vAlign=top width=120>

3422:

<B

3423:

style="mso-bidi-font-weight: normal"><SPAN

3424:

style="FONT-SIZE: 10pt">$13,166,041<o:p></o:p> </TD>

3425:

<TD

3426:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 78.6pt; PADDING-TOP: 0in"

3427:

vAlign=top width=105>

3428:

<B

3429:

style="mso-bidi-font-weight: normal"><SPAN

3430:

style="FONT-SIZE: 10pt">$12,787,777<o:p></o:p> </TD>

3431:

<TD

3432:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 1.25in; PADDING-TOP: 0in"

3433:

vAlign=top width=120>

3434:

<B

3435:

style="mso-bidi-font-weight: normal"><SPAN

3436:

style="FONT-SIZE: 10pt">$12,798,945<o:p></o:p> </TD></TR></TBODY>

3437:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

3438:

Net

3439:

Losses for Fiscal 2002 were 

3440:

($551,009). <o:p></o:p>

3441:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

3442:

<SPAN

3443:

style="FONT-SIZE: 10pt">Loss Per Share for Fiscal 2002 were

3444:

($0.05).<o:p></o:p>

3445:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

3446:

<SPAN

3447:

style="FONT-SIZE: 10pt">Under US GAAP, Net Loss for 2002, would have been

3448:

($963,626). <o:p></o:p>

3449:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

3450:

<SPAN

3451:

style="FONT-SIZE: 10pt">Under US GAAP Loss Per Share for Fiscal 2002 would have

3452:

been ($0.09). <B

3453:

style="mso-bidi-font-weight: normal"><U><o:p></o:p></U>

3454:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

3455:

<U><SPAN

3456:

style="FONT-SIZE: 10pt">Fiscal 2002 compared to Fiscal

3457:

2001<o:p></o:p></U>

3458:

<U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

3459:

The

3460:

Company had no revenues in each of the last three fiscal years.<SPAN

3461:

style="mso-spacerun: yes">   Operating expenditures for fiscal

3462:

2002 were $564,221 compared to $436,200 in fiscal 2001.<SPAN

3463:

style="mso-spacerun: yes">  Expenditures increased over 2001 due to

3464:

debt service cost increases of $232,061 from $35,288 in fiscal 2001 to $267,349

3465:

in fiscal 2002.  The increase in

3466:

debt service costs was a result of the new bank loan of $USD 1,200,000 being

3467:

obtain<DEL cite="mailto:srreid" datetime="2002-12-03T14:44">

3468:

</DEL><INS cite="mailto:srreid" datetime="2002-12-03T14:44">ed </INS>from

3469:

Peak National Bank in the year. 

3470:

This increase was offset by reductions in foreign exchange adjustments

3471:

from $75,207 in fiscal 2001 to $4,699 in fiscal 2002 due to less exposure to

3472:

exchange rate fluctuations and a reduction in wages from $58,639 in fiscal 2001

3473:

to $nil in fiscal 2002.   No

3474:

wages were paid in 2002 due to limited resources available to the

3475:

Company.<o:p></o:p>

3476:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

3477:

<U><SPAN

3478:

style="FONT-SIZE: 10pt">Fiscal 2001 compared to Fiscal

3479:

2000<o:p></o:p></U>

3480:

<U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

3481:

The

3482:

Company had no revenues in each of the last three fiscal years.<SPAN

3483:

style="mso-spacerun: yes">   Operating expenditures for fiscal

3484:

2001 were $436,200 compared to $397,200 in fiscal 2000.<SPAN

3485:

style="mso-spacerun: yes">  Expenditures increased over 2000 due to

3486:

consulting fee increases of $71,727 from $nil in fiscal 2000 to $71,727 in

3487:

fiscal 2001.  The increase in

3488:

consulting fees, related to related party debt restructuring in fiscal 2001, was

3489:

partially offset by reductions in wages of $20,161 from $78,800 in fiscal 2000

3490:

to $58,639 in fiscal 2000. <o:p></o:p>

3491:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

3492:

<U><SPAN

3493:

style="FONT-SIZE: 10pt">Fiscal 2002<o:p></o:p></U>

3494:

<U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

3495:

The

3496:

Company has made the second of four annual payments for the additional ownership

3497:

stated in the Nevada Manhattan agreement of fiscal period

3498:

2000.<o:p></o:p>

3499:

<U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

3500:

<SPAN

3501:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

3502:

datetime="2002-12-03T14:48">The Company spent exploration funds as

3503:

follows:</DEL><SPAN

3504:

style="FONT-SIZE: 6.5pt; mso-bidi-font-size: 10.0pt"><DEL

3505:

cite="mailto:srreid" datetime="2002-12-03T14:48"><SPAN

3506:

style="mso-spacerun: yes">   </DEL><SPAN

3507:

class=msoDel><DEL cite="mailto:srreid"

3508:

datetime="2002-12-03T14:48"><o:p></o:p></DEL>

3509:

<SPAN

3510:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

3511:

datetime="2002-12-03T14:48"><SPAN

3512:

style="mso-spacerun: yes">             

3513:

</DEL><DEL cite="mailto:srreid"

3514:

datetime="2002-12-03T14:48"><o:p></o:p></DEL>

3515:

<TABLE style="BORDER-COLLAPSE: collapse; mso-padding-alt: 0in 5.4pt 0in 5.4pt"

3516:

cellSpacing=0 cellPadding=0 border=0>

3517:

<TBODY>

3518:

<TR style="mso-table-deleted: srreid 20021203T1448">

3519:

<TD

3520:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 1.7in; PADDING-TOP: 0in"

3521:

vAlign=top width=163>

3522:

<![if !supportEmptyParas]><![endif]> <SPAN

3523:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

3524:

datetime="2002-12-03T14:48"><o:p></o:p></DEL> </TD>

3525:

<TD

3526:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 81pt; PADDING-TOP: 0in"

3527:

vAlign=top width=108>

3528:

<U><SPAN

3529:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

3530:

datetime="2002-12-03T14:48">Fiscal<SPAN

3531:

style="mso-spacerun: yes">                          

3532:

2001</DEL><DEL cite="mailto:srreid"

3533:

datetime="2002-12-03T14:48"><o:p></o:p></DEL></U> </TD>

3534:

<TD

3535:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 81pt; PADDING-TOP: 0in"

3536:

vAlign=top width=108>

3537:

<U><SPAN

3538:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

3539:

datetime="2002-12-03T14:48">Fiscal </DEL><DEL

3540:

cite="mailto:srreid"

3541:

datetime="2002-12-03T14:48"><o:p></o:p></DEL></U>

3542:

<U><SPAN

3543:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

3544:

datetime="2002-12-03T14:48">2002</DEL><DEL

3545:

cite="mailto:srreid"

3546:

datetime="2002-12-03T14:48"><o:p></o:p></DEL></U> </TD></TR>

3547:

<TR style="mso-table-deleted: srreid 20021203T1448">

3548:

<TD

3549:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 1.7in; PADDING-TOP: 0in"

3550:

vAlign=top width=163>

3551:

<SPAN

3552:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

3553:

datetime="2002-12-03T14:48">Manhattan Property</DEL><SPAN

3554:

class=msoDel><DEL cite="mailto:srreid"

3555:

datetime="2002-12-03T14:48"><o:p></o:p></DEL> </TD>

3556:

<TD

3557:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 81pt; PADDING-TOP: 0in"

3558:

vAlign=top width=108>

3559:

<SPAN

3560:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

3561:

datetime="2002-12-03T14:48">$176,175</DEL><DEL

3562:

cite="mailto:srreid"

3563:

datetime="2002-12-03T14:48"><o:p></o:p></DEL> </TD>

3564:

<TD

3565:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 81pt; PADDING-TOP: 0in"

3566:

vAlign=top width=108>

3567:

<SPAN

3568:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

3569:

datetime="2002-12-03T14:48">$292,886</DEL><DEL

3570:

cite="mailto:srreid"

3571:

datetime="2002-12-03T14:48"><o:p></o:p></DEL> </TD></TR>

3572:

<TR style="mso-table-deleted: srreid 20021203T1448">

3573:

<TD

3574:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 1.7in; PADDING-TOP: 0in"

3575:

vAlign=top width=163>

3576:

<SPAN

3577:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

3578:

datetime="2002-12-03T14:48">Colorado Property</DEL><SPAN

3579:

class=msoDel><DEL cite="mailto:srreid"

3580:

datetime="2002-12-03T14:48"><o:p></o:p></DEL> </TD>

3581:

<TD

3582:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 81pt; PADDING-TOP: 0in"

3583:

vAlign=top width=108>

3584:

<SPAN

3585:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

3586:

datetime="2002-12-03T14:48">$190,566</DEL><DEL

3587:

cite="mailto:srreid"

3588:

datetime="2002-12-03T14:48"><o:p></o:p></DEL> </TD>

3589:

<TD

3590:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 81pt; PADDING-TOP: 0in"

3591:

vAlign=top width=108>

3592:

<SPAN

3593:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

3594:

datetime="2002-12-03T14:48">$120,601</DEL><DEL

3595:

cite="mailto:srreid"

3596:

datetime="2002-12-03T14:48"><o:p></o:p></DEL> </TD></TR>

3597:

<TR style="mso-table-deleted: srreid 20021203T1448">

3598:

<TD

3599:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 1.7in; PADDING-TOP: 0in"

3600:

vAlign=top width=163>

3601:

<SPAN

3602:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

3603:

datetime="2002-12-03T14:48">Panama Property</DEL><SPAN

3604:

class=msoDel><DEL cite="mailto:srreid"

3605:

datetime="2002-12-03T14:48"><o:p></o:p></DEL> </TD>

3606:

<TD

3607:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 81pt; PADDING-TOP: 0in"

3608:

vAlign=top width=108>

3609:

<SPAN

3610:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

3611:

datetime="2002-12-03T14:48">$78,988</DEL><DEL

3612:

cite="mailto:srreid"

3613:

datetime="2002-12-03T14:48"><o:p></o:p></DEL> </TD>

3614:

<TD

3615:

style="PADDING-RIGHT: 5.4pt; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; WIDTH: 81pt; PADDING-TOP: 0in"

3616:

vAlign=top width=108>

3617:

<SPAN

3618:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

3619:

datetime="2002-12-03T14:48">$65,070</DEL><DEL

3620:

cite="mailto:srreid"

3621:

datetime="2002-12-03T14:48"><o:p></o:p></DEL> </TD></TR></TBODY>

3622:

<SPAN

3623:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

3624:

datetime="2002-12-03T14:48"><![if !supportEmptyParas]> <![endif]></DEL><SPAN

3625:

class=msoDel><DEL cite="mailto:srreid"

3626:

datetime="2002-12-03T14:48"><o:p></o:p></DEL>

3627:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

3628:

<SPAN

3629:

style="FONT-SIZE: 10pt">Other than the above, the Company does not know of any

3630:

trends, demands, commitments, events or uncertainties that will result in,<SPAN

3631:

class=msoDel><DEL cite="mailto:srreid" datetime="2002-12-03T12:53">

3632:

</DEL> or that are reasonably likely to result in, its liquidity

3633:

either materially increasing <DEL cite="mailto:srreid"

3634:

datetime="2002-12-03T12:53"> </DEL>or decreasing <SPAN

3635:

class=msoDel><DEL cite="mailto:srreid"

3636:

datetime="2002-12-03T12:53"> </DEL>at present or <SPAN

3637:

class=msoDel><DEL cite="mailto:srreid"

3638:

datetime="2002-12-03T12:53"> </DEL>in<DEL

3639:

cite="mailto:srreid" datetime="2002-12-03T12:53"> </DEL> the <SPAN

3640:

class=msoDel><DEL cite="mailto:srreid"

3641:

datetime="2002-12-03T12:53"> </DEL>foreseeable future. Material

3642:

increases or decreases in the Company's liquidity are substantially

3643:

determined by the success or failure of its exploration programs or

3644:

the acquisition of projects.<o:p></o:p>

3645:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

3646:

The

3647:

Company intends to raise required additional funds by selling equity or

3648:

debt securities, and/or by selling or joint venturing its properties until

3649:

it develops a cash flow from operations.   While the Company has been

3650:

successful in raising the necessary funds in the past, there can be no assurance

3651:

it can continue to do so.  If such

3652:

funds cannot be secured, the Company will be forced to curtail its

3653:

exploration/development efforts.<o:p></o:p>

3654:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

3655:

<SPAN

3656:

style="FONT-SIZE: 10pt; mso-bidi-font-weight: bold">The Company believes it will

3657:

have adequate access of funds to carry on operations through May 31, 2003,

3658:

however, receipt of these funds is not assured. Calais is presently working with

3659:

a number of private investors and mineral related companies towards completing a

3660:

private placement and/or debt based financing based on management's assessment

3661:

of the state of financial markets and the long-term needs of the Company. Two of

3662:

the Companies directors are providing working capital until a private placement

3663:

is completed. Payments to maintain the integrity of the three gold district

3664:

properties have been kept current.<o:p></o:p>

3665:

<SPAN

3666:

style="FONT-SIZE: 10pt; mso-bidi-font-weight: bold"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

3667:

<B

3668:

style="mso-bidi-font-weight: normal"><SPAN

3669:

style="mso-prop-change: pdowad 20021203T1145"><SPAN

3670:

style="mso-prop-change: pdowad 20021203T1145">B. Liquidity and Capital

3671:

Resources<SPAN

3672:

style="mso-prop-change: pdowad 20021203T1145"><o:p></o:p>

3673:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

3674:

In

3675:

the early years of the Company<INS cite="mailto:srreid"

3676:

datetime="2002-12-03T14:44">’s</INS> operations, the Company would acquire small

3677:

property claims, either individually or in joint venture with another junior

3678:

company.  These properties were

3679:

frequently purchased using the issuance of common shares as the Company had

3680:

limited liquidity.  The number of

3681:

shares to be issued was determined following negotiation with arms-length

3682:

sellers and reflected the price of the common shares at that time.<SPAN

3683:

style="mso-spacerun: yes">  Both the Company and the seller were

3684:

aware that Canadian regulatory approval was required prior to stock issuance and

3685:

that market values of such shares to be issued could change.<SPAN

3686:

style="mso-spacerun: yes">  Shares were recorded at fair market

3687:

value at the time of issuance. 

3688:

Also, these properties were frequently very speculative ventures and

3689:

subsequent exploration did not discover commercially viable reserves.<SPAN

3690:

style="mso-spacerun: yes">  The Company wrote-off its investment in

3691:

such non-viable properties when such a determination was

3692:

made.<o:p></o:p>

3693:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

3694:

In

3695:

recent years the Company has limited its investment to larger properties where

3696:

the Company believed the prospects and opportunities for significant reserves

3697:

were better and, if such reserves were discovered, that property development and

3698:

production could be financed and/or the property sold or joint ventured with a

3699:

major mining company. 

3700:

<o:p></o:p>

3701:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

3702:

The

3703:

Company issued a total of 100,000 shares for the Panama properties in January

3704:

2001, and a further 100,000 shares for the Panama properties in November of 2001

3705:

for a one year option on the Panama placer ground. This option has been extended

3706:

for another year.<o:p></o:p>

3707:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

3708:

The

3709:

Company’s Hendrick’s property has an engineering report which indicates

3710:

mineralization insufficient for the Company to attempt production.<SPAN

3711:

style="mso-spacerun: yes">  The Company is continuing to explore

3712:

this property to determine if commercially viable reserves are

3713:

present.<o:p></o:p>

3714:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

3715:

<SPAN

3716:

style="FONT-SIZE: 10pt">The auditors’ report with respect to our financial

3717:

statements for the year ended May 31, 2002 includes an explanatory paragraph

3718:

which describes conditions that raise substantial doubt about our ability to

3719:

continue as a going concern.  The

3720:

financial statements do not include any adjustment that might result from the

3721:

outcome of these uncertainties. The going concern basis of presentation assumes

3722:

that the Company will continue in operation for the foreseeable future and be

3723:

able to realize its assets and discharge its liabilities and commitments in the

3724:

normal course of business. There is significant doubt about the appropriateness

3725:

of the use of the going concern assumption because the Company experienced

3726:

significant losses in 2002 and 2001 and has experienced significant negative

3727:

cash flow from operations over a number of years. In addition, the Company

3728:

recently had to seek an extension on repayment of a $1,200,000 US loan.

3729:

Subsequent to the year-end, the Company began seeking approximately $2,300,000

3730:

US in financing to repay the bank loan, trade creditors and provide operating

3731:

funds. The Company is actively pursuing various options with potential lenders

3732:

and investors which, if accepted, will in management’s view, enable the Company

3733:

to achieve its business plans. No agreements with potential lenders or investors

3734:

have been reached yet and there can be no assurance that such agreements will be

3735:

reached. The ability of the Company to continue as a going concern and to

3736:

realize the carrying value of its assets and discharge its liabilities when due

3737:

is dependent on the successful completion of the actions taken or planned, some

3738:

of which are described above, which management believes will mitigate the

3739:

adverse conditions and events which raise doubt about the validity of the<SPAN

3740:

style="mso-spacerun: yes">  “going concern” assumption used in

3741:

preparing these financial statements. There is no certainty that these and other

3742:

strategies will be sufficient to permit the Company to continue beyond May 31,

3743:

2003. The financial statements do not reflect adjustments that would be

3744:

necessary if the “going concern” assumption were not appropriate. If the “going

3745:

concern” basis was not appropriate for these financial statements, then

3746:

adjustments would be necessary in the carrying value of assets and liabilities,

3747:

the reported revenues and expenses, and the balance sheet classifications

3748:

used.<o:p></o:p>

3749:

<U><SPAN

3750:

style="FONT-SIZE: 10pt"><SPAN

3751:

style="mso-spacerun: yes"> <o:p></o:p></U>

3752:

<U><SPAN

3753:

style="FONT-SIZE: 10pt">Material Capital Commitments/Significant

3754:

Uncertainties<o:p></o:p></U>

3755:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

3756:

<SPAN

3757:

style="FONT-SIZE: 10pt">Further resource exploration and development is a

3758:

speculative business and involves a high degree of risk.<SPAN

3759:

style="mso-spacerun: yes">  The marketability of minerals, which may

3760:

be acquired or discovered by the Company, will be affected by numerous factors

3761:

beyond the control of the Company.  These factors include

3762:

market fluctuations, the proximity and capacity of mineral markets and

3763:

processing equipment, government regulations, including regulations

3764:

relating to prices, taxes, royalties, land tenure, land use,

3765:

importing and exploration of minerals, and environmental

3766:

protection.  The exact effect of these factors cannot be

3767:

accurately predicted, the combination of these factors may result in the Company

3768:

not receiving an adequate return on capital.<o:p></o:p>

3769:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

3770:

<SPAN

3771:

style="FONT-SIZE: 10pt">Mining operations generally involve a high

3772:

degree of risk. Hazards such as unusual or

3773:

unexpected formations and other conditions are involved. The

3774:

Company may become subject to liability for pollution, collapses or

3775:

hazards against which it cannot insure or against which it may have a material,

3776:

adverse effect on the Company's financial position.<o:p></o:p>

3777:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

3778:

<SPAN

3779:

style="FONT-SIZE: 10pt">There is no assurance that the Company or its joint

3780:

venture partners in the Company's projects will be successful in obtaining the

3781:

required financing.<o:p></o:p>

3782:

<B

3783:

style="mso-bidi-font-weight: normal"><U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

3784:

<P class=MsoNormal

3785:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: pdowad 20021203T1158"><B

3786:

style="mso-bidi-font-weight: normal"><INS

3787:

cite="mailto:pdowad" datetime="2002-12-03T11:59">C.<SPAN

3788:

style="mso-tab-count: 1">    Research and develoment,

3789:

patents and licenses, etc.<o:p></o:p></INS>

3790:

<P class=MsoNormal

3791:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: pdowad 20021203T1159"><B

3792:

style="mso-bidi-font-weight: normal"><INS

3793:

cite="mailto:pdowad"

3794:

datetime="2002-12-03T11:59"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

3795:

<P class=MsoNormal

3796:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: pdowad 20021203T1159"><B

3797:

style="mso-bidi-font-weight: normal"><INS

3798:

cite="mailto:pdowad" datetime="2002-12-03T11:59">Not

3799:

applicable.<o:p></o:p></INS>

3800:

<P class=MsoNormal

3801:

style="TEXT-ALIGN: justify; mso-list: none; mso-list-ins: pdowad 20021203T1159"><B

3802:

style="mso-bidi-font-weight: normal"><INS

3803:

cite="mailto:pdowad"

3804:

datetime="2002-12-03T11:59"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

3805:

<P class=MsoNormal

3806:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; tab-stops: -4.5pt; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: pdowad 20021203T1159"><B

3807:

style="mso-bidi-font-weight: normal"><INS

3808:

cite="mailto:pdowad" datetime="2002-12-03T12:00">D.<SPAN

3809:

style="mso-tab-count: 1">    </INS><INS

3810:

cite="mailto:pdowad" datetime="2002-12-03T11:59">Trend

3811:

information.<o:p></o:p></INS>

3812:

<P class=MsoNormal

3813:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: pdowad 20021203T1159"><B

3814:

style="mso-bidi-font-weight: normal"><INS

3815:

cite="mailto:pdowad"

3816:

datetime="2002-12-03T11:59"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

3817:

<P class=MsoNormal

3818:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: pdowad 20021203T1159"><B

3819:

style="mso-bidi-font-weight: normal"><INS

3820:

cite="mailto:pdowad" datetime="2002-12-03T11:59">Not applicable</INS><SPAN

3821:

style="mso-prop-change: pdowad 20021203T1159"><INS cite="mailto:pdowad"

3822:

datetime="2002-12-03T11:58"><SPAN

3823:

style="mso-prop-change: pdowad 20021203T1159"><o:p></o:p></INS>

3824:

<P class=MsoNormal

3825:

style="MARGIN-LEFT: 0.25in; TEXT-ALIGN: justify; mso-list: none; mso-list-ins: pdowad 20021203T1158"><B

3826:

style="mso-bidi-font-weight: normal"><SPAN

3827:

style="mso-prop-change: pdowad 20021203T1157"><![if !supportEmptyParas]><![endif]> <SPAN

3828:

style="mso-prop-change: pdowad 20021203T1157"><o:p></o:p>

3829:

<B

3830:

style="mso-bidi-font-weight: normal"><U>Critical

3831:

Accounting Policies<o:p></o:p></U>

3832:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

3833:

The

3834:

Company’s discussion and analysis of its financial condition and results of

3835:

operations, including the discussion on liquidity and capital resources, are

3836:

based on its consolidated financial statements that have been prepared in

3837:

accordance with Canadian generally accepted accounting principles. The

3838:

preparation of these financial statements requires management to make estimates

3839:

and judgments that affect reported amounts of assets, liabilities, revenues and

3840:

expenses, and related disclosure of contingent assets and liabilities. On an

3841:

ongoing basis, management re-evaluates its estimates and judgments, particularly

3842:

those related to the determination of the impairment of long<INS

3843:

cite="mailto:pdowad" datetime="2002-12-03T11:46">-</INS><DEL

3844:

cite="mailto:pdowad" datetime="2002-12-03T11:46"> </DEL>lived assets.

3845:

Management bases its estimates and judgments on historical experience,

3846:

contractual arrangements and commitments and on various other assumptions that

3847:

it believes are reasonable in the circumstances. Changes in these estimates and

3848:

judgments will impact the amounts recognized in the consolidated financial

3849:

statements, and the impact may be material. Management believes the following

3850:

critical accounting policies require more significant estimates and judgments in

3851:

the preparation of the consolidated financial statements.<o:p></o:p>

3852:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

3853:

The

3854:

consolidated financial statements have been prepared on the going concern basis,

3855:

which assumes the realization of assets and liquidation of liabilities in the

3856:

normal course of operations. If the Company was not to continue as a going

3857:

concern, it would likely not be able to realize on its assets at values

3858:

comparable to the carrying value or the fair value estimates reflected in the

3859:

balances set out in the preparation of the consolidated financial statements. As

3860:

described elsewhere in this report, at May 31, 2002, there are certain

3861:

conditions that currently exist which raise substantial doubt about the validity

3862:

of this assumption. While the Company anticipates raising additional private

3863:

placement funds to remove the substantial doubt, these private placements are

3864:

not assured. Failure to raise additional funds may result in the Company

3865:

curtailing operations or writing assets and liabilities down to liquidation

3866:

values, or both.<INS cite="mailto:pdowad"

3867:

datetime="2002-12-03T11:47"><o:p></o:p></INS>

3868:

<P class=MsoNormal

3869:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: pdowad 20021203T1147"><SPAN

3870:

style="FONT-SIZE: 10pt"><INS cite="mailto:pdowad" datetime="2002-12-03T11:47"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

3871:

<P class=MsoNormal

3872:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: pdowad 20021203T1147"><SPAN

3873:

style="FONT-SIZE: 10pt"><INS cite="mailto:pdowad"

3874:

datetime="2002-12-03T11:47">For Canadian GAAP purposes, the Company capitalizes

3875:

exploration costs incurred.  The

3876:

</INS><INS cite="mailto:pdowad" datetime="2002-12-03T11:51">recoverability of

3877:

the capitalized costs include</INS><INS cite="mailto:pdowad"

3878:

datetime="2002-12-03T11:52">s</INS><INS cite="mailto:pdowad"

3879:

datetime="2002-12-03T11:51"> consideration</INS><INS cite="mailto:srreid"

3880:

datetime="2002-12-03T12:23">s</INS><INS cite="mailto:pdowad"

3881:

datetime="2002-12-03T11:51"> primarily of management</INS><INS

3882:

cite="mailto:pdowad" datetime="2002-12-03T11:53">’s exploration, development and

3883:

holding plans and expectations with respect to the property, </INS><INS

3884:

cite="mailto:pdowad" datetime="2002-12-03T11:51">potential mineralization, costs

3885:

to recovery, commodity prices and </INS><INS cite="mailto:pdowad"

3886:

datetime="2002-12-03T11:54">the potential for third party agreements on

3887:

development.  Certain of these

3888:

factors are beyond the Company’s control. 

3889:

Other factors, such as management’s plans and expectations, while

3890:

supporting continued capitalization at this time may change and that change may

3891:

be material to the financial statements.</INS><o:p></o:p>

3892:

<B

3893:

style="mso-bidi-font-weight: normal"><U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

3894:

<U><SPAN

3895:

style="FONT-SIZE: 10pt">Legal proceedings

3896:

<SPAN

3897:

style="COLOR: red"><o:p></o:p></U>

3898:

<B

3899:

style="mso-bidi-font-weight: normal"><U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

3900:

<SPAN

3901:

style="FONT-SIZE: 10pt">Other than discussed below, the Company knows of no

3902:

material, active or pending legal proceedings against them.<SPAN

3903:

style="mso-spacerun: yes">  Other than discussed below, the Company

3904:

in not involved as a plaintiff in any material proceeding or pending

3905:

litigation.<o:p></o:p>

3906:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

3907:

<SPAN

3908:

style="FONT-SIZE: 10pt">Other than discussed below, the Company knows of no

3909:

active or pending proceedings against anyone that might materially adversely

3910:

affect an interest of the Company.<o:p></o:p>

3911:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

3912:

A

3913:

Writ of Summons and Statement of Claim was filed in Supreme Court of British

3914:

Columbia on May 21, 2002 re monies owing and payable to Devlin Jensen for

3915:

services provided in the amount of $63,368 plus interest and costs incurred

3916:

therein.<o:p></o:p>

3917:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

3918:

A

3919:

Claim made in Alberta by BDO Dunwoody for services provided in the amount of

3920:

$48,864 plus interest and costs incurred therein.<o:p></o:p>

3921:

<B

3922:

style="mso-bidi-font-weight: normal"><U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

3923:

The

3924:

Company has provided for these claims.<o:p></o:p>

3925:

<B

3926:

style="mso-bidi-font-weight: normal"><U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

3927:

<B

3928:

style="mso-bidi-font-weight: normal"><U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

3929:

<B

3930:

style="mso-bidi-font-weight: normal"><U>ITEM

3931:

6.  DIRECTORS, SENIOR MANAGEMENT AND

3932:

EMPLOYEES<o:p></o:p></U>

3933:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

3934:

<P class=MsoNormal

3935:

style="MARGIN-LEFT: 0.5in; TEXT-INDENT: -0.5in; TEXT-ALIGN: justify; tab-stops: list .75in; mso-text-indent-alt: -.5in; mso-list: l24 level1 lfo26; mso-list-ins: pdowad 20021203T1201"><![if !supportLists]><SPAN

3936:

style="FONT-SIZE: 10pt"><INS cite="mailto:pdowad"

3937:

datetime="2002-12-03T12:01">A.<SPAN

3938:

style="FONT: 7pt 'Times New Roman'">                           

3939:

</INS><![endif]><INS

3940:

cite="mailto:pdowad" datetime="2002-12-03T12:01">Directors and senior

3941:

management<o:p></o:p></INS>

3942:

<P class=MsoNormal

3943:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: pdowad 20021203T1201"><SPAN

3944:

style="FONT-SIZE: 10pt"><INS cite="mailto:pdowad" datetime="2002-12-03T12:01"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

3945:

<P class=MsoNormal

3946:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: pdowad 20021203T1201"><SPAN

3947:

style="FONT-SIZE: 10pt">The following table lists, as of November 29, 2002, the

3948:

names of all the Directors of the Registrant.<SPAN

3949:

style="mso-spacerun: yes">  The Directors generally serve in their

3950:

respective capacities from their election on the day of the Annual General

3951:

Meeting of the Registrant, last held on November 14, 2002 and will serve until

3952:

the next Annual General Meeting or until a successor is duly elected, unless the

3953:

office is vacated in accordance with the Articles of the

3954:

Registrant.<o:p></o:p>

3955:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

3956:

<SPAN

3957:

style="FONT-SIZE: 10pt">Casual vacancies on the Board of Directors are filled by

3958:

the remaining Directors and the persons filling those vacancies hold office

3959:

until the next Annual General Meeting at which time they may be re-elected or

3960:

replaced.<o:p></o:p>

3961:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

3962:

<SPAN

3963:

style="FONT-SIZE: 10pt">Directors<o:p></o:p>

3964:

<SPAN

3965:

style="FONT-SIZE: 10pt"><SPAN

3966:

style="mso-spacerun: yes">                                                      

3967:

Date First<o:p></o:p>

3968:

<U><SPAN

3969:

style="FONT-SIZE: 10pt">Name<SPAN

3970:

style="mso-spacerun: yes">     <SPAN

3971:

style="mso-spacerun: yes">                            Age<SPAN

3972:

style="mso-spacerun: yes">     Elected or

3973:

Appointed<o:p></o:p></U>

3974:

<SPAN

3975:

style="FONT-SIZE: 10pt">Marlowe Harvey<SPAN

3976:

style="mso-spacerun: yes">                      

3977:

      

3978:

49<SPAN

3979:

style="mso-spacerun: yes">         

3980:

July 1992<o:p></o:p>

3981:

Melvin W. Martin

3982:

(1)<SPAN

3983:

style="mso-spacerun: yes">               

3984:

<SPAN

3985:

style="mso-spacerun: yes">       62<SPAN

3986:

style="mso-spacerun: yes">       October

3987:

1992

3988:

<SPAN

3989:

style="FONT-SIZE: 10pt">Art Daher<SPAN

3990:

style="mso-spacerun: yes">                           

3991:

      

3992:

70     

3993:

November 1995<o:p></o:p>

3994:

<SPAN

3995:

style="FONT-SIZE: 10pt">Tom Hendricks<SPAN

3996:

style="mso-tab-count: 1">                              

3997:

53   <SPAN

3998:

style="mso-spacerun: yes">    December

3999:

1997<o:p></o:p>

4000:

<SPAN

4001:

style="FONT-SIZE: 10pt">Robert Akright (1)<SPAN

4002:

style="mso-tab-count: 1">                         

4003:

78   <SPAN

4004:

style="mso-spacerun: yes">      August

4005:

1998<o:p></o:p>

4006:

<SPAN

4007:

style="FONT-SIZE: 10pt">Tom Patton (1)<SPAN

4008:

style="mso-tab-count: 1">                             

4009:

59   <SPAN

4010:

style="mso-spacerun: yes">        June

4011:

2000<o:p></o:p>

4012:

<SPAN

4013:

style="FONT-SIZE: 6.5pt; mso-bidi-font-size: 10.0pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

4014:

<P class=MsoNormal

4015:

style="MARGIN-LEFT: 27pt; TEXT-INDENT: -27pt; TEXT-ALIGN: justify; tab-stops: list 27.0pt; mso-list: l26 level1 lfo5; mso-list-change: '\(%1\:1\:0\:\)' pdowad 20021203T1127"><![if !supportLists]><SPAN

4016:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">(1)<SPAN

4017:

style="FONT: 7pt 'Times New Roman'">       

4018:

<![endif]><SPAN

4019:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">Members of the Audit

4020:

Committee of the Board of Directors.<o:p></o:p>

4021:

<P class=MsoNormal

4022:

style="MARGIN-LEFT: 27pt; TEXT-INDENT: -27pt; TEXT-ALIGN: justify; tab-stops: list 27.0pt; mso-text-indent-alt: -27.0pt; mso-list: l26 level1 lfo5; mso-list-change: '\(%1\:2\:0\:\)' pdowad 20021203T1127"><![if !supportLists]><SPAN

4023:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">(2)<SPAN

4024:

style="FONT: 7pt 'Times New Roman'">       

4025:

<![endif]><SPAN

4026:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">All Directors are residents

4027:

and citizens of Canada with the exception of Tom Hendricks and Robert Akright of

4028:

Colorado, U.S.A. and Tom Patton of Washington, U.S.A.<o:p></o:p>

4029:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

4030:

The

4031:

following table lists, as of October 31, 2002, the names of all of the Executive

4032:

Officers of the Registrant. 

4033:

Executive Officers are appointed by the Board of Directors and hold

4034:

office indefinitely at the pleasure of the Board of Directors.<SPAN

4035:

style="mso-spacerun: yes">  <o:p></o:p>

4036:

<SPAN

4037:

style="FONT-SIZE: 10pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

4038:

<SPAN

4039:

style="FONT-SIZE: 10pt">Executive Officers<o:p></o:p>

4040:

<SPAN

4041:

style="FONT-SIZE: 10pt"><SPAN

4042:

style="mso-spacerun: yes">                                                      

4043:

Date First <o:p></o:p>

4044:

<U><SPAN

4045:

style="FONT-SIZE: 10pt">Name<SPAN

4046:

style="mso-spacerun: yes">              

4047:

Age   Title<SPAN

4048:

style="mso-spacerun: yes">                

4049:

Appointed to Position<o:p></o:p></U>

4050:

<SPAN

4051:

style="FONT-SIZE: 10pt">Tom Hendricks<SPAN

4052:

style="mso-tab-count: 1">       53<SPAN

4053:

style="mso-spacerun: yes">   President & CEO<SPAN

4054:

style="mso-spacerun: yes">         

4055:

<SPAN

4056:

style="mso-spacerun: yes">         June

4057:

2000      

4058:

<o:p></o:p>

4059:

<SPAN

4060:

style="FONT-SIZE: 10pt">Robert Akright<SPAN

4061:

style="mso-tab-count: 1">      78<SPAN

4062:

style="mso-tab-count: 1">   Vice President<SPAN

4063:

style="mso-tab-count: 3">               

4064:

     June

4065:

2000<o:p></o:p>

4066:

<SPAN

4067:

style="FONT-SIZE: 10pt">Melvin Martin<SPAN

4068:

style="mso-tab-count: 1">       62<SPAN

4069:

style="mso-tab-count: 1">   Chairman of the Board<SPAN

4070:

style="mso-spacerun: yes">     <SPAN

4071:

style="mso-tab-count: 1">    <SPAN

4072:

style="mso-spacerun: yes">    March

4073:

1999<o:p></o:p>

4074:

<SPAN

4075:

style="FONT-SIZE: 10pt">Andrew Murray<SPAN

4076:

style="mso-spacerun: yes">      52<SPAN

4077:

style="mso-spacerun: yes">   VP Finance/Administration<SPAN

4078:

style="mso-spacerun: yes">       October

4079:

1992<o:p></o:p>

4080:

Art

4081:

Daher<SPAN

4082:

style="mso-spacerun: yes">         

4083:

70   Secretary<SPAN

4084:

style="mso-spacerun: yes">                  

4085:

   November

4086:

1995<o:p></o:p>

4087:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

4088:

No

4089:

Director and/or Executive Officer has been the subject of any order,

4090:

judgment, or decree of any governmental agency or administrator

4091:

or of any court or competent jurisdiction, revoking or suspending

4092:

for cause any license, permit or other authority of such person or of any

4093:

corporation of which he is a Director and/or Executive Officer, to engage in the

4094:

securities business or in the sale of a particular security or temporarily or

4095:

permanently restraining or enjoining any such person or any corporation of

4096:

which he is an officer or director from engaging

4097:

in or continuing any conduct, practice, or employment

4098:

in connection with the purchase or sale of securities, or

4099:

convicting such person of any felony or misdemeanor involving a security

4100:

 or any aspect of the securities business or of theft or of any

4101:

felony.<o:p></o:p>

4102:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

4103:

<SPAN

4104:

style="FONT-SIZE: 10pt">While the Executive Officers/Directors of the Company

4105:

are involved in other business ventures and do not spend full time on the

4106:

affairs of the Company, the Company believes that each devotes as much time to

4107:

the affairs of the Company as are required to satisfactorily carry out their

4108:

duty.<o:p></o:p>

4109:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

4110:

<SPAN

4111:

style="FONT-SIZE: 10pt">There are no family relationships between any

4112:

two or more Directors or Executive Officers.<SPAN

4113:

style="mso-spacerun: yes">   There are no arrangements or

4114:

understandings between any two or more Directors or

4115:

Executive Officers, pursuant to which he was selected as a Director or

4116:

Executive Officer.<o:p></o:p>

4117:

<B

4118:

style="mso-bidi-font-weight: normal"><U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

4119:

<SPAN

4120:

style="FONT-SIZE: 10pt"><INS

4121:

cite="mailto:pdowad" datetime="2002-12-03T12:02"><SPAN

4122:

style="mso-prop-change: pdowad 20021203T1202">B.<SPAN

4123:

style="mso-tab-count: 1">    </INS><SPAN

4124:

style="mso-prop-change: pdowad 20021203T1202"><SPAN

4125:

style="mso-prop-change: pdowad 20021203T1202">Compensation<SPAN

4126:

style="mso-prop-change: pdowad 20021203T1202"><DEL

4127:

cite="mailto:pdowad" datetime="2002-12-03T12:02"><SPAN

4128:

style="mso-prop-change: pdowad 20021203T1202"> of Officers and

4129:

Directors</DEL><SPAN

4130:

style="mso-prop-change: pdowad 20021203T1202"><SPAN

4131:

style="mso-prop-change: pdowad 20021203T1202"><o:p></o:p>

4132:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

4133:

The

4134:

Company has no formal plan for compensating its Directors for their service in

4135:

their capacity as Directors.   Directors are entitled to reimbursement for

4136:

reasonable travel and other out-of-pocket expenses incurred in connection with

4137:

attendance at meetings of the Board of Directors.<SPAN

4138:

style="mso-spacerun: yes">  The Board of Directors may award special

4139:

remuneration to any Director undertaking any special services on behalf of the

4140:

Company other than services ordinarily required of a Director.<SPAN

4141:

style="mso-spacerun: yes">  Other than indicated below no Director

4142:

received any compensation for his services as a Director, including committee

4143:

participation and/or special assignments.<o:p></o:p>

4144:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

4145:

The

4146:

Company grants stock options to Directors, Executive Officers and

4147:

employees; refer to "Options to Purchase Securities from Registrant or

4148:

Subsidiaries", below.<o:p></o:p>

4149:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

4150:

<SPAN

4151:

style="FONT-SIZE: 10pt">Other than described below, no funds were set aside or

4152:

accrued by the Company during Fiscal 2002 to provide pension, retirement or

4153:

similar benefits for Directors or Executive Officers.<o:p></o:p>

4154:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

4155:

The

4156:

Company has no plans or arrangements in respect of

4157:

remuneration received or that may be received by Executive Officers

4158:

of the Company in Fiscal 2003 to compensate <DEL

4159:

cite="mailto:pdowad" datetime="2002-12-03T11:55"> </DEL>such

4160:

officers in the event of termination of employment (as a result of resignation,

4161:

retirement, change of control) or a change of responsibilities following a

4162:

change of control, where the value of such compensation exceeds US $60,000 per

4163:

Executive Officer.<o:p></o:p>

4164:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

4165:

No

4166:

Executive Officer/Director received other compensation in excess of the lesser

4167:

of US $25,000 or 10% of such officer's cash compensation, and all Executive

4168:

Officers/Directors as a group did not receive other compensation which exceeded

4169:

US $25,000 times the number of persons in the group or 10% of the

4170:

compensation.<o:p></o:p>

4171:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

4172:

<SPAN

4173:

style="FONT-SIZE: 10pt">Except for the stock option program discussed below,

4174:

<DEL cite="mailto:srreid"

4175:

datetime="2002-12-03T13:08"> </DEL>the Company has no material bonus

4176:

or profit sharing plans <DEL cite="mailto:srreid"

4177:

datetime="2002-12-03T13:08"> </DEL>pursuant to which cash or

4178:

non-cash compensation is or may be paid to the Company's Directors or Executive

4179:

Officers.<INS cite="mailto:pdowad"

4180:

datetime="2002-12-03T12:03"><o:p></o:p></INS>

4181:

<P class=MsoNormal

4182:

style="TEXT-ALIGN: justify; mso-list: none; mso-list-ins: pdowad 20021203T1203"><SPAN

4183:

style="FONT-SIZE: 10pt"><INS cite="mailto:pdowad"

4184:

datetime="2002-12-03T12:03"><DEL cite="mailto:srreid"

4185:

datetime="2002-12-03T13:51"><![if !supportEmptyParas]> <![endif]><o:p></o:p></DEL></INS>

4186:

<P class=MsoNormal

4187:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: pdowad 20021203T1203"><SPAN

4188:

style="FONT-SIZE: 10pt"><INS cite="mailto:pdowad"

4189:

datetime="2002-12-03T12:03"><DEL cite="mailto:srreid"

4190:

datetime="2002-12-03T12:56">[WHERE IS THE INFORMATION REQUIRED BY ITEM 6C AND

4191:

D]</DEL></INS><INS cite="mailto:srreid"

4192:

datetime="2002-12-03T13:03"><o:p></o:p></INS>

4193:

<P class=MsoNormal

4194:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1303"><SPAN

4195:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid" datetime="2002-12-03T13:03"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

4196:

<P class=MsoNormal

4197:

style="MARGIN-LEFT: 0.5in; TEXT-INDENT: -0.5in; TEXT-ALIGN: justify; tab-stops: list .5in; mso-text-indent-alt: -.5in; mso-list: l3 level1 lfo31; mso-list-ins: srreid 20021203T1303"><![if !supportLists]><SPAN

4198:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

4199:

datetime="2002-12-03T13:03">C.<SPAN

4200:

style="FONT: 7pt 'Times New Roman'">               

4201:

</INS><![endif]><INS

4202:

cite="mailto:srreid" datetime="2002-12-03T13:03"><SPAN

4203:

style="mso-spacerun: yes"> Board

4204:

Practices<o:p></o:p></INS>

4205:

<P class=MsoNormal

4206:

style="MARGIN-LEFT: 0.25in; TEXT-INDENT: -0.25in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1303"><SPAN

4207:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid" datetime="2002-12-03T12:56"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

4208:

<P class=MsoNormal

4209:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1306"><SPAN

4210:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

4211:

datetime="2002-12-03T13:06">The Directors generally serve in their respective

4212:

capacities from their election on the day of the Annual General Meeting of the

4213:

Registrant, last held on November 14, 2002 and will serve until the next Annual

4214:

General Meeting or until a successor is duly elected, unless the office is

4215:

vacated in accordance with the Articles of the

4216:

Registrant.<o:p></o:p></INS>

4217:

<P class=MsoNormal

4218:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1306"><SPAN

4219:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid" datetime="2002-12-03T13:06"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

4220:

<P class=MsoNormal

4221:

style="TEXT-ALIGN: justify; mso-list: none; mso-list-ins: srreid 20021203T1303"><SPAN

4222:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

4223:

datetime="2002-12-03T13:06">Casual vacancies on the Board of Directors are

4224:

filled by the remaining Directors and the persons filling those vacancies hold

4225:

office until the next Annual General Meeting at which time they may be

4226:

re-elected or replaced.<o:p></o:p></INS>

4227:

<P class=MsoNormal

4228:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1306"><SPAN

4229:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid" datetime="2002-12-03T13:06"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

4230:

<P class=MsoNormal

4231:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1306"><SPAN

4232:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

4233:

datetime="2002-12-03T13:06">The Company does not have any formal service

4234:

contracts with Directors.<o:p></o:p></INS>

4235:

<P class=MsoNormal

4236:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1307"><SPAN

4237:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid" datetime="2002-12-03T13:07"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

4238:

<P class=MsoNormal

4239:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1307"><SPAN

4240:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

4241:

datetime="2002-12-03T13:07">The members of the audit committee are listed under

4242:

Item 6A. </INS><INS cite="mailto:srreid" datetime="2002-12-03T13:12"><SPAN

4243:

style="mso-spacerun: yes"> There are no formal terms of reference

4244:

for this committee.  </INS><INS

4245:

cite="mailto:srreid" datetime="2002-12-03T13:03"><o:p></o:p></INS>

4246:

<P class=MsoNormal

4247:

style="TEXT-ALIGN: justify; mso-list: none; mso-list-ins: srreid 20021203T1302"><SPAN

4248:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid" datetime="2002-12-03T12:56"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

4249:

<P class=MsoNormal

4250:

style="MARGIN-LEFT: 0.5in; TEXT-INDENT: -0.5in; TEXT-ALIGN: justify; tab-stops: list .5in; mso-text-indent-alt: -.5in; mso-list: l31 level1 lfo30; mso-list-ins: srreid 20021203T1302"><![if !supportLists]><SPAN

4251:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

4252:

datetime="2002-12-03T13:02">D.<SPAN

4253:

style="FONT: 7pt 'Times New Roman'">               

4254:

</INS><![endif]><INS

4255:

cite="mailto:srreid" datetime="2002-12-03T13:02"><SPAN

4256:

style="mso-spacerun: yes"> </INS><INS cite="mailto:srreid"

4257:

datetime="2002-12-03T12:56">Employees<o:p></o:p></INS>

4258:

<P class=MsoNormal

4259:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1257"><SPAN

4260:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid" datetime="2002-12-03T12:57"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

4261:

<P class=MsoNormal

4262:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1257"><SPAN

4263:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid" datetime="2002-12-03T12:58">As

4264:

of May 31, 2002, the company had no employees.<o:p></o:p></INS>

4265:

<P class=MsoNormal

4266:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1301"><SPAN

4267:

style="FONT-SIZE: 10pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

4268:

<B

4269:

style="mso-bidi-font-weight: normal"><U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

4270:

<U><SPAN

4271:

style="FONT-SIZE: 10pt">Options to purchase securities from registrant or

4272:

subsidiaries</U><o:p></o:p>

4273:

<SPAN

4274:

style="FONT-SIZE: 6.5pt; mso-bidi-font-size: 10.0pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

4275:

<SPAN

4276:

style="FONT-SIZE: 10pt">Stock Options to purchase securities from Registrant can

4277:

be granted to Directors and Employees of the Company on terms and conditions

4278:

acceptable to the regulatory authorities in Canada, notably the Canadian Venture

4279:

Exchange and the British Columbia Securities Commission.<SPAN

4280:

style="mso-spacerun: yes">  The Registrant has no formal written

4281:

stock option plan.<o:p></o:p>

4282:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

4283:

<SPAN

4284:

style="FONT-SIZE: 10pt">Under the stock option program, stock options for up to

4285:

10%  of the number of issued and outstanding common shares may be granted

4286:

from time to time, provided that stock options in favor of any one individual

4287:

may not exceed 5% of the issued and outstanding common shares.<SPAN

4288:

style="mso-spacerun: yes">  No stock option granted under the stock

4289:

option program is transferable by the optionee other than by will or the laws of

4290:

descent/distribution and each stock option is exercisable during the lifetime of

4291:

the optionee only by such optionee.<o:p></o:p>

4292:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

4293:

The

4294:

exercise price of all stock options granted under the stock option program must

4295:

be at least equal to the fair market value (subject to regulated discounts) of

4296:

such common shares on the date of grant, and the maximum term of each stock

4297:

option may not exceed five years.<o:p></o:p>

4298:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

4299:

The

4300:

exercise prices for stock options are determined in accordance

4301:

with OTC Bulletin Board ("OTCBB") guidelines and reflect the average closing

4302:

price of the Registrant's common shares for the ten trading days on the OTCBB

4303:

immediately preceding the day on which the Directors grant and publicly announce

4304:

the stock options (subject to a regulatory-acceptable discount<SPAN

4305:

style="mso-bidi-font-weight: bold">)<B

4306:

style="mso-bidi-font-weight: normal">, <SPAN

4307:

style="mso-bidi-font-weight: bold">and/or at a price no lower than $0.45

4308:

exercise price per share. <o:p></o:p>

4309:

<B

4310:

style="mso-bidi-font-weight: normal"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

4311:

<B

4312:

style="mso-bidi-font-weight: normal"><SPAN

4313:

style="mso-spacerun: yes">  <B

4314:

style="mso-bidi-font-weight: normal"><U><SPAN

4315:

style="FONT-SIZE: 10pt"><o:p></o:p></U>

4316:

The

4317:

names and titles of Directors and Executive Officers of the Registrant to whom

4318:

outstanding stock options have been granted and the number of common shares

4319:

subject to such options are set forth below as of 10/31/02, as well as the

4320:

number of options granted to Directors and all employees as a

4321:

group.<o:p></o:p>

4322:

<SPAN

4323:

style="FONT-SIZE: 10pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

4324:

<SPAN

4325:

style="FONT-SIZE: 10pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

4326:

<SPAN

4327:

style="FONT-SIZE: 10pt">Stock Options Outstanding<o:p></o:p>

4328:

<SPAN

4329:

style="FONT-SIZE: 6.5pt; mso-bidi-font-size: 10.0pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

4330:

<SPAN

4331:

style="FONT-SIZE: 10pt"><SPAN

4332:

style="mso-spacerun: yes">                        

4333:

     Number of

4334:

Shares of    

4335:

CDN$<o:p></o:p>

4336:

<SPAN

4337:

style="mso-spacerun: yes">                                     

4338:

    Common<SPAN

4339:

style="mso-spacerun: yes">    Exercise<SPAN

4340:

style="mso-spacerun: yes">   Expiration<o:p></o:p>

4341:

<U>Name<SPAN

4342:

style="mso-spacerun: yes">      <SPAN

4343:

style="mso-tab-count: 3">             

4344:

<SPAN

4345:

style="mso-spacerun: yes">                  Stock<SPAN

4346:

style="mso-spacerun: yes">      Price<SPAN

4347:

style="mso-spacerun: yes">        

4348:

Date<o:p></o:p></U>

4349:

Andrew Murray<SPAN

4350:

style="mso-tab-count: 5">                            

4351:

89,000     

4352:

0.45  <SPAN

4353:

style="mso-spacerun: yes">   10/26/2003<o:p></o:p>

4354:

Art Daher<SPAN

4355:

style="mso-tab-count: 6">                                

4356:

50,000     

4357:

0.45  <SPAN

4358:

style="mso-spacerun: yes">   10/26/2003<o:p></o:p>

4359:

Art Daher<SPAN

4360:

style="mso-tab-count: 4">                    

4361:

     <SPAN

4362:

style="mso-tab-count: 2">       50,000<SPAN

4363:

style="mso-tab-count: 1">      0.45<SPAN

4364:

style="mso-tab-count: 1">  <SPAN

4365:

style="mso-spacerun: yes">   08/11/2005<o:p></o:p>

4366:

Robert Akright<SPAN

4367:

style="mso-tab-count: 5">                           

4368:

100,000    

4369:

0.45  <SPAN

4370:

style="mso-spacerun: yes">   10/26/2003

4371:

Tom

4372:

Hendricks<SPAN

4373:

style="mso-tab-count: 5">                            

4374:

100,000    

4375:

0.45  <SPAN

4376:

style="mso-spacerun: yes">   10/26/2003<o:p></o:p>

4377:

<SPAN

4378:

style="FONT-SIZE: 10pt">Melvin Martin<SPAN

4379:

style="mso-tab-count: 5">                            

4380:

75,000     

4381:

0.45  <SPAN

4382:

style="mso-spacerun: yes">   10/26/2003<o:p></o:p>

4383:

Tom

4384:

Patton<SPAN

4385:

style="mso-tab-count: 4">                   

4386:

<SPAN

4387:

style="mso-spacerun: yes">       

4388:

    100,000<SPAN

4389:

style="mso-tab-count: 1">     0.45<SPAN

4390:

style="mso-tab-count: 1">  <SPAN

4391:

style="mso-spacerun: yes">   08/11/2005<o:p></o:p>

4392:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

4393:

<SPAN

4394:

style="FONT-SIZE: 10pt">Total Officers/Directors (6 persons) <SPAN

4395:

style="mso-tab-count: 1">    

4396:

650,250<o:p></o:p>

4397:

<SPAN

4398:

style="FONT-SIZE: 10pt">Total Employees (9 persons)<SPAN

4399:

style="mso-spacerun: yes">         

4400:

    

4401:

<U>375,000</U><o:p></o:p>

4402:

<B

4403:

style="mso-bidi-font-weight: normal">Total

4404:

Officers/Directors/Employees<SPAN

4405:

style="mso-spacerun: yes">     

4406:

1,025,250<o:p></o:p>

4407:

<B

4408:

style="mso-bidi-font-weight: normal"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

4409:

<B

4410:

style="mso-bidi-font-weight: normal"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

4411:

<U><SPAN

4412:

style="FONT-SIZE: 10pt">Warrants<o:p></o:p></U>

4413:

<U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

4414:

<SPAN

4415:

style="FONT-SIZE: 10pt">Warrants Outstanding <o:p></o:p>

4416:

<SPAN

4417:

style="FONT-SIZE: 10pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

4418:

<P class=MsoNormal

4419:

style="MARGIN-LEFT: 1in; TEXT-INDENT: 0.5in; TEXT-ALIGN: center"

4420:

align=center><SPAN

4421:

style="mso-spacerun: yes"> <SPAN

4422:

style="mso-tab-count: 2">          

4423:

US $<o:p></o:p>

4424:

<SPAN

4425:

style="mso-spacerun: yes">                            

4426:

Number of shares   

4427:

    

4428:

Exercise  

4429:

Expiration<o:p></o:p>

4430:

<U>Name<SPAN

4431:

style="mso-spacerun: yes">      <SPAN

4432:

style="mso-tab-count: 3">             

4433:

<SPAN

4434:

style="mso-spacerun: yes">       of

4435:

common stock<SPAN

4436:

style="mso-spacerun: yes">       

4437:

Price<SPAN

4438:

style="mso-spacerun: yes">        

4439:

Date<o:p></o:p></U>

4440:

Joyce & Ron Guiel<SPAN

4441:

style="mso-tab-count: 4">                  

4442:

  62,500<SPAN

4443:

style="mso-tab-count: 2">         

4444:

0.80  <SPAN

4445:

style="mso-spacerun: yes">   09/12/2003<o:p></o:p>

4446:

National Capital<SPAN

4447:

style="mso-tab-count: 4">                   

4448:

486,303 <SPAN

4449:

style="mso-tab-count: 2">        

4450:

0.81  <SPAN

4451:

style="mso-spacerun: yes">   10/23/2004<o:p></o:p>

4452:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

4453:

<SPAN

4454:

style="FONT-SIZE: 10pt; mso-bidi-font-weight: bold">All warrants were issued

4455:

subsequent to the Company’s May 31, 2002 fiscal year end.<o:p></o:p>

4456:

<B

4457:

style="mso-bidi-font-weight: normal"><U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

4458:

<B

4459:

style="mso-bidi-font-weight: normal"><U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

4460:

<B

4461:

style="mso-bidi-font-weight: normal"><U>ITEM

4462:

7.  MAJOR SHAREHOLDERS AND RELATED

4463:

PARTY TRANSACTIONS </U><SPAN

4464:

style="FONT-SIZE: 10pt"><o:p></o:p>

4465:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

4466:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

4467:

The

4468:

Registrant is a publicly owned corporation, the shares of which are owned by

4469:

Canadian and US residents, and residents of other countries. The

4470:

Registrant is not owned or controlled directly or indirectly by another

4471:

corporation or any foreign government, other than disclosed

4472:

below.<o:p></o:p>

4473:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

4474:

<P class=MsoNormal

4475:

style="MARGIN-LEFT: 0.75in; TEXT-INDENT: -0.75in; TEXT-ALIGN: justify; tab-stops: list .75in; mso-text-indent-alt: -.75in; mso-list: l18 level1 lfo27; mso-list-ins: pdowad 20021203T1204"><![if !supportLists]><SPAN

4476:

style="FONT-SIZE: 10pt"><INS cite="mailto:pdowad"

4477:

datetime="2002-12-03T12:04">A.<SPAN

4478:

style="FONT: 7pt 'Times New Roman'">                           

4479:

</INS><![endif]><INS

4480:

cite="mailto:pdowad" datetime="2002-12-03T12:04">Major

4481:

shareholders<o:p></o:p></INS>

4482:

<P class=MsoNormal

4483:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: pdowad 20021203T1204"><SPAN

4484:

style="FONT-SIZE: 10pt"><INS cite="mailto:pdowad" datetime="2002-12-03T12:04"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

4485:

<P class=MsoNormal

4486:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: pdowad 20021203T1204"><SPAN

4487:

style="FONT-SIZE: 10pt">The only persons known to the Registrant to be holding,

4488:

as of 10/31/02, 10% or more beneficial interest in the Registrant’s outstanding

4489:

stock was Marlowe Harvey, as described below.<o:p></o:p>

4490:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

4491:

The

4492:

following table lists, as of 10/31/02, all Directors and Executive Officers who

4493:

beneficially own the Registrant's voting securities and the amount of the

4494:

Registrant's voting securities owned by the Directors and Executive Officers as

4495:

a group.<o:p></o:p>

4496:

<SPAN

4497:

style="FONT-SIZE: 10pt"><SPAN

4498:

style="mso-spacerun: yes">                         

4499:

<o:p></o:p>

4500:

<SPAN

4501:

style="FONT-SIZE: 10pt"><SPAN

4502:

style="mso-spacerun: yes">      

4503:

Shareholdings of Directors and Executive Officers<o:p></o:p>

4504:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

4505:

Title<SPAN

4506:

style="mso-spacerun: yes">                                

4507:

Amount and Nature  

4508:

Percent<o:p></o:p>

4509:

<SPAN

4510:

style="mso-spacerun: yes">  of<SPAN

4511:

style="mso-spacerun: yes">                                     

4512:

of Beneficial<SPAN

4513:

style="mso-spacerun: yes">       

4514:

of<o:p></o:p>

4515:

<U>Class<SPAN

4516:

style="mso-spacerun: yes">    Name of Beneficial

4517:

Owner<SPAN

4518:

style="mso-spacerun: yes">            

4519:

Ownership   Class

4520:

#<o:p></o:p></U>

4521:

<SPAN

4522:

style="FONT-SIZE: 10pt">Common  

4523:

Marlowe Harvey (1)<SPAN

4524:

style="mso-spacerun: yes">                  

4525:

1,881,500    

4526:

17.5%<o:p></o:p>

4527:

Common<SPAN

4528:

style="mso-spacerun: yes">   Tom Hendricks (3)<SPAN

4529:

style="mso-tab-count: 4">                     

4530:

804,364     

4531:

7.5%<o:p></o:p>

4532:

Common<SPAN

4533:

style="mso-spacerun: yes">   Melvin Martin (2)<SPAN

4534:

style="mso-spacerun: yes">                     

4535:

524,500     

4536:

4.9%<o:p></o:p>

4537:

Common<SPAN

4538:

style="mso-spacerun: yes">   Andrew Murray (4)<SPAN

4539:

style="mso-spacerun: yes">                     

4540:

140,900     

4541:

1.3%<o:p></o:p>

4542:

Common<SPAN

4543:

style="mso-spacerun: yes">   Art Daher (5)<SPAN

4544:

style="mso-spacerun: yes">                         

4545:

256,160     

4546:

2.4%<o:p></o:p>

4547:

Common<SPAN

4548:

style="mso-spacerun: yes">   Robert Akright (6)<SPAN

4549:

style="mso-tab-count: 4">                    

4550:

100,000    

4551:

0.9%<o:p></o:p>

4552:

Common<SPAN

4553:

style="mso-spacerun: yes">   Tom Patton<SPAN

4554:

style="mso-tab-count: 1">     (7)<SPAN

4555:

style="mso-tab-count: 4">                    

4556:

100,000    

4557:

0.9%<o:p></o:p>

4558:

<SPAN

4559:

style="FONT-SIZE: 10pt"><SPAN

4560:

style="mso-spacerun: yes">        

4561:

Total Directors/Officers<SPAN

4562:

style="mso-spacerun: yes">            

4563:

3,807,424    

4564:

35.4%<o:p></o:p>

4565:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

4566:

<SPAN

4567:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">(1)<SPAN

4568:

style="mso-spacerun: yes">  150,000 shares are escrowed where resale

4569:

is controlled by<o:p></o:p>

4570:

<SPAN

4571:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><SPAN

4572:

style="mso-spacerun: yes">     Canadian regulatory

4573:

authorities.<o:p></o:p>

4574:

<SPAN

4575:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><SPAN

4576:

style="mso-spacerun: yes">     Excludes 132,000 stock

4577:

options held by members of Mr. Harvey’s<o:p></o:p>

4578:

<SPAN

4579:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><SPAN

4580:

style="mso-spacerun: yes">     family, where he

4581:

disclaims beneficial ownership and does not<o:p></o:p>

4582:

<SPAN

4583:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><SPAN

4584:

style="mso-spacerun: yes">     exercise voting

4585:

control.<o:p></o:p>

4586:

<SPAN

4587:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">(2)<SPAN

4588:

style="mso-spacerun: yes">  75,000 represent currently exercisable

4589:

stock options.<o:p></o:p>

4590:

<SPAN

4591:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">(3)<SPAN

4592:

style="mso-spacerun: yes">  100,000 represent currently exercisable

4593:

stock options.<o:p></o:p>

4594:

<SPAN

4595:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">(4)<SPAN

4596:

style="mso-spacerun: yes">  89,000 represent currently exercisable

4597:

stock options.<o:p></o:p>

4598:

<SPAN

4599:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">(5)<SPAN

4600:

style="mso-spacerun: yes">  100,000 represent currently exercisable

4601:

stock options.<o:p></o:p>

4602:

<P class=MsoNormal

4603:

style="MARGIN-LEFT: 0.25in; TEXT-INDENT: -0.25in; tab-stops: list .25in; mso-text-indent-alt: -.25in; mso-list: l7 level1 lfo9; mso-list-change: '\(%1\:6\:0\:\)' pdowad 20021203T1127"><![if !supportLists]><SPAN

4604:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">(6)<SPAN

4605:

style="FONT: 7pt 'Times New Roman'">  <![endif]><SPAN

4606:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><SPAN

4607:

style="mso-spacerun: yes">  100,000 represent currently

4608:

exercisable stock options.<o:p></o:p>

4609:

<P class=MsoNormal

4610:

style="MARGIN-LEFT: 0.25in; TEXT-INDENT: -0.25in; tab-stops: list .25in; mso-text-indent-alt: -.25in; mso-list: l7 level1 lfo9; mso-list-change: '\(%1\:7\:0\:\)' pdowad 20021203T1127"><![if !supportLists]><SPAN

4611:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt">(7)<SPAN

4612:

style="FONT: 7pt 'Times New Roman'">  <![endif]><SPAN

4613:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><SPAN

4614:

style="mso-spacerun: yes">  100,000 represent currently

4615:

exercisable stock options.<o:p></o:p>

4616:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

4617:

#

4618:

 Based on 10,744,218 shares outstanding as of 10/31/02 and

4619:

share<o:p></o:p>

4620:

<SPAN

4621:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><SPAN

4622:

style="mso-spacerun: yes">   purchase warrants and stock

4623:

options held by each beneficial holder<o:p></o:p>

4624:

<SPAN

4625:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><SPAN

4626:

style="mso-spacerun: yes">   exercisable within sixty

4627:

days.<o:p></o:p>

4628:

<B

4629:

style="mso-bidi-font-weight: normal"><U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

4630:

<U><SPAN

4631:

style="FONT-SIZE: 10pt">Interest of Management in certain transactions

4632:

<o:p></o:p></U>

4633:

<U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

4634:

The

4635:

following are the only transactions since June 01, 2001, or proposed

4636:

transactions, which have materially affected or will materially affect the

4637:

Company in which any director, executive officer, or beneficial holder of more

4638:

that 10% of the outstanding common shares, or any of their respective relatives,

4639:

spouses, associates or affiliates has had or  will  have  any

4640:

direct or material indirect interest. 

4641:

Management believes the transactions referenced below were on terms at

4642:

least as favorable to the Company as the Company could have obtained from

4643:

unaffiliated parties.<o:p></o:p>

4644:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

4645:

<U><SPAN

4646:

style="FONT-SIZE: 10pt">Purchases of Common Shares by

4647:

Officers/Directors<o:p></o:p></U>

4648:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

4649:

<SPAN

4650:

style="FONT-SIZE: 10pt">During Fiscal 2002, the Company issued 721,000 common

4651:

shares for services provided valued at $216,300 to directors or to companies

4652:

controlled by directors of the Company.<INS cite="mailto:pdowad"

4653:

datetime="2002-12-03T12:04"><o:p></o:p></INS>

4654:

<P class=MsoNormal

4655:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: pdowad 20021203T1204"><SPAN

4656:

style="FONT-SIZE: 10pt"><INS cite="mailto:pdowad" datetime="2002-12-03T12:04"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

4657:

<P class=MsoNormal

4658:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: pdowad 20021203T1204"><SPAN

4659:

style="FONT-SIZE: 10pt"><INS cite="mailto:pdowad"

4660:

datetime="2002-12-03T12:04"><DEL cite="mailto:srreid"

4661:

datetime="2002-12-03T13:20">[WHERE ARE ITEMS 7B AND C </DEL><INS

4662:

datetime="2002-12-03T12:05"><DEL cite="mailto:srreid"

4663:

datetime="2002-12-03T13:20">–</DEL><INS datetime="2002-12-03T12:04"><SPAN

4664:

class=msoDel><DEL cite="mailto:srreid" datetime="2002-12-03T13:20"> C

4665:

</DEL><INS datetime="2002-12-03T12:05"><DEL

4666:

cite="mailto:srreid" datetime="2002-12-03T13:20">IS

4667:

N/A]</DEL></INS></INS></INS></INS><INS cite="mailto:srreid"

4668:

datetime="2002-12-03T13:20"><o:p></o:p></INS>

4669:

<P class=MsoNormal

4670:

style="MARGIN-LEFT: 0.75in; TEXT-INDENT: -0.75in; TEXT-ALIGN: justify; tab-stops: list .75in; mso-text-indent-alt: -.75in; mso-list: l18 level1 lfo27; mso-list-ins: srreid 20021203T1321"><![if !supportLists]><SPAN

4671:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

4672:

datetime="2002-12-03T13:21">B.<SPAN

4673:

style="FONT: 7pt 'Times New Roman'">                           

4674:

</INS><![endif]><INS

4675:

cite="mailto:srreid" datetime="2002-12-03T13:20">Related Party

4676:

Transactions</INS><INS cite="mailto:srreid"

4677:

datetime="2002-12-03T13:21"><o:p></o:p></INS>

4678:

<P class=MsoNormal

4679:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1321"><SPAN

4680:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid" datetime="2002-12-03T13:20"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

4681:

<P class=MsoNormal

4682:

style="TEXT-ALIGN: justify; mso-list: none; mso-list-ins: srreid 20021203T1320"><SPAN

4683:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

4684:

datetime="2002-12-03T13:26">Directors</INS><INS cite="mailto:srreid"

4685:

datetime="2002-12-03T13:27">, their</INS><INS cite="mailto:srreid"

4686:

datetime="2002-12-03T13:26"> family members</INS><INS cite="mailto:srreid"

4687:

datetime="2002-12-03T13:27">, or companies controlled by the directors</INS><INS

4688:

cite="mailto:srreid" datetime="2002-12-03T13:26"> of the Company, have lent the

4689:

company funds on various terms and conditions over the last three years as

4690:

follows:<o:p></o:p></INS>

4691:

<P class=MsoNormal

4692:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1328"><SPAN

4693:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid" datetime="2002-12-03T13:28"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

4694:

<P class=MsoNormal

4695:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1330"><SPAN

4696:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

4697:

datetime="2002-12-03T13:30"><SPAN

4698:

style="mso-spacerun: yes"> <o:p></o:p></INS>

4699:

<TABLE

4700:

style="BORDER-RIGHT: medium none; BORDER-TOP: medium none; BORDER-LEFT: medium none; WIDTH: 504.9pt; BORDER-BOTTOM: medium none; BORDER-COLLAPSE: collapse; mso-padding-alt: 0in 5.4pt 0in 5.4pt; mso-border-alt: solid windowtext .5pt"

4701:

cellSpacing=0 cellPadding=0 width=673 border=1>

4702:

<TBODY>

4703:

<TR style="mso-table-inserted: srreid 20021203T1330">

4704:

<TD

4705:

style="BORDER-RIGHT: windowtext 0.5pt solid; PADDING-RIGHT: 5.4pt; BORDER-TOP: windowtext 0.5pt solid; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; BORDER-LEFT: windowtext 0.5pt solid; WIDTH: 3.45in; PADDING-TOP: 0in; BORDER-BOTTOM: windowtext 0.5pt solid"

4706:

vAlign=top width=331>

4707:

<![if !supportEmptyParas]><![endif]> <SPAN

4708:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

4709:

datetime="2002-12-03T13:30"><o:p></o:p></INS> </TD>

4710:

<TD

4711:

style="BORDER-RIGHT: windowtext 0.5pt solid; PADDING-RIGHT: 5.4pt; BORDER-TOP: windowtext 0.5pt solid; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; BORDER-LEFT: medium none; WIDTH: 85.5pt; PADDING-TOP: 0in; BORDER-BOTTOM: windowtext 0.5pt solid; mso-border-left-alt: solid windowtext .5pt"

4712:

vAlign=top width=114>

4713:

<SPAN

4714:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

4715:

datetime="2002-12-03T13:31">May 31, 2002</INS><INS cite="mailto:srreid"

4716:

datetime="2002-12-03T13:30"><o:p></o:p></INS> </TD>

4717:

<TD

4718:

style="BORDER-RIGHT: windowtext 0.5pt solid; PADDING-RIGHT: 5.4pt; BORDER-TOP: windowtext 0.5pt solid; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; BORDER-LEFT: medium none; WIDTH: 85.5pt; PADDING-TOP: 0in; BORDER-BOTTOM: windowtext 0.5pt solid; mso-border-left-alt: solid windowtext .5pt"

4719:

vAlign=top width=114>

4720:

<SPAN

4721:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

4722:

datetime="2002-12-03T13:31">May 31, 2001</INS><INS cite="mailto:srreid"

4723:

datetime="2002-12-03T13:30"><o:p></o:p></INS> </TD>

4724:

<TD

4725:

style="BORDER-RIGHT: windowtext 0.5pt solid; PADDING-RIGHT: 5.4pt; BORDER-TOP: windowtext 0.5pt solid; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; BORDER-LEFT: medium none; WIDTH: 85.5pt; PADDING-TOP: 0in; BORDER-BOTTOM: windowtext 0.5pt solid; mso-border-left-alt: solid windowtext .5pt"

4726:

vAlign=top width=114>

4727:

<SPAN

4728:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

4729:

datetime="2002-12-03T13:31">May 31, 2000</INS><INS cite="mailto:srreid"

4730:

datetime="2002-12-03T13:30"><o:p></o:p></INS> </TD></TR>

4731:

<TR style="mso-table-inserted: srreid 20021203T1330">

4732:

<TD

4733:

style="BORDER-RIGHT: windowtext 0.5pt solid; PADDING-RIGHT: 5.4pt; BORDER-TOP: medium none; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; BORDER-LEFT: windowtext 0.5pt solid; WIDTH: 3.45in; PADDING-TOP: 0in; BORDER-BOTTOM: windowtext 0.5pt solid; mso-border-top-alt: solid windowtext .5pt"

4734:

vAlign=top width=331>

4735:

<SPAN

4736:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

4737:

datetime="2002-12-03T13:31">Debentures payable, without interest, due

4738:

May</INS><INS cite="mailto:srreid" datetime="2002-12-03T13:33"> </INS><INS

4739:

cite="mailto:srreid" datetime="2002-12-03T13:31">11, 2011, convertible to

4740:

common shares at an exercise price</INS><INS cite="mailto:srreid"

4741:

datetime="2002-12-03T13:33"> of $1.23 at holders discretion;

4742:

unsecured</INS><INS cite="mailto:srreid"

4743:

datetime="2002-12-03T13:30"><o:p></o:p></INS> </TD>

4744:

<TD

4745:

style="BORDER-RIGHT: windowtext 0.5pt solid; PADDING-RIGHT: 5.4pt; BORDER-TOP: medium none; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; BORDER-LEFT: medium none; WIDTH: 85.5pt; PADDING-TOP: 0in; BORDER-BOTTOM: windowtext 0.5pt solid; mso-border-top-alt: solid windowtext .5pt; mso-border-left-alt: solid windowtext .5pt"

4746:

vAlign=top width=114>

4747:

<P class=MsoNormal

4748:

style="TEXT-ALIGN: justify; mso-list: none; mso-list-ins: srreid 20021203T1333"><SPAN

4749:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

4750:

datetime="2002-12-03T13:33"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

4751:

<P class=MsoNormal

4752:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1333"><SPAN

4753:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

4754:

datetime="2002-12-03T13:33"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

4755:

<P class=MsoNormal

4756:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1333"><SPAN

4757:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

4758:

datetime="2002-12-03T13:33"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

4759:

<SPAN

4760:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

4761:

datetime="2002-12-03T13:33">$5,097,105</INS><INS cite="mailto:srreid"

4762:

datetime="2002-12-03T13:30"><o:p></o:p></INS> </TD>

4763:

<TD

4764:

style="BORDER-RIGHT: windowtext 0.5pt solid; PADDING-RIGHT: 5.4pt; BORDER-TOP: medium none; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; BORDER-LEFT: medium none; WIDTH: 85.5pt; PADDING-TOP: 0in; BORDER-BOTTOM: windowtext 0.5pt solid; mso-border-top-alt: solid windowtext .5pt; mso-border-left-alt: solid windowtext .5pt"

4765:

vAlign=top width=114>

4766:

<P class=MsoNormal

4767:

style="TEXT-ALIGN: justify; mso-list: none; mso-list-ins: srreid 20021203T1334"><SPAN

4768:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

4769:

datetime="2002-12-03T13:34"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

4770:

<P class=MsoNormal

4771:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1334"><SPAN

4772:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

4773:

datetime="2002-12-03T13:34"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

4774:

<P class=MsoNormal

4775:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1334"><SPAN

4776:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

4777:

datetime="2002-12-03T13:34"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

4778:

<SPAN

4779:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

4780:

datetime="2002-12-03T13:34">$5,442,018</INS><INS cite="mailto:srreid"

4781:

datetime="2002-12-03T13:30"><o:p></o:p></INS> </TD>

4782:

<TD

4783:

style="BORDER-RIGHT: windowtext 0.5pt solid; PADDING-RIGHT: 5.4pt; BORDER-TOP: medium none; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; BORDER-LEFT: medium none; WIDTH: 85.5pt; PADDING-TOP: 0in; BORDER-BOTTOM: windowtext 0.5pt solid; mso-border-top-alt: solid windowtext .5pt; mso-border-left-alt: solid windowtext .5pt"

4784:

vAlign=top width=114>

4785:

<P class=MsoNormal

4786:

style="TEXT-ALIGN: justify; mso-list: none; mso-list-ins: srreid 20021203T1334"><SPAN

4787:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

4788:

datetime="2002-12-03T13:34"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

4789:

<P class=MsoNormal

4790:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1334"><SPAN

4791:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

4792:

datetime="2002-12-03T13:34"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

4793:

<P class=MsoNormal

4794:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1334"><SPAN

4795:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

4796:

datetime="2002-12-03T13:34"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

4797:

<SPAN

4798:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

4799:

datetime="2002-12-03T13:34">$<SPAN

4800:

style="mso-spacerun: yes">      </INS><INS

4801:

cite="mailto:srreid" datetime="2002-12-03T13:37"><SPAN

4802:

style="mso-spacerun: yes">  </INS><INS

4803:

cite="mailto:srreid" datetime="2002-12-03T13:34">-<SPAN

4804:

style="mso-spacerun: yes">    </INS><INS

4805:

cite="mailto:srreid"

4806:

datetime="2002-12-03T13:30"><o:p></o:p></INS> </TD></TR>

4807:

<TR style="mso-table-inserted: srreid 20021203T1334">

4808:

<TD

4809:

style="BORDER-RIGHT: windowtext 0.5pt solid; PADDING-RIGHT: 5.4pt; BORDER-TOP: medium none; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; BORDER-LEFT: windowtext 0.5pt solid; WIDTH: 3.45in; PADDING-TOP: 0in; BORDER-BOTTOM: windowtext 0.5pt solid; mso-border-top-alt: solid windowtext .5pt"

4810:

vAlign=top width=331>

4811:

<SPAN

4812:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

4813:

datetime="2002-12-03T13:34">Shareholder loans, </INS><INS

4814:

cite="mailto:srreid" datetime="2002-12-03T13:35">without interest or

4815:

</INS><INS cite="mailto:srreid" datetime="2002-12-03T13:34">fixed terms

4816:

</INS><INS cite="mailto:srreid" datetime="2002-12-03T13:35">of repayment;

4817:

unsecured</INS><INS cite="mailto:srreid"

4818:

datetime="2002-12-03T13:34"><o:p></o:p></INS> </TD>

4819:

<TD

4820:

style="BORDER-RIGHT: windowtext 0.5pt solid; PADDING-RIGHT: 5.4pt; BORDER-TOP: medium none; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; BORDER-LEFT: medium none; WIDTH: 85.5pt; PADDING-TOP: 0in; BORDER-BOTTOM: windowtext 0.5pt solid; mso-border-top-alt: solid windowtext .5pt; mso-border-left-alt: solid windowtext .5pt"

4821:

vAlign=top width=114>

4822:

<P class=MsoNormal

4823:

style="TEXT-ALIGN: justify; mso-list: none; mso-list-ins: srreid 20021203T1335"><SPAN

4824:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

4825:

datetime="2002-12-03T13:35"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

4826:

<P class=MsoNormal

4827:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1333"><SPAN

4828:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

4829:

datetime="2002-12-03T13:35">$ 

4830:

546,138</INS><INS cite="mailto:srreid"

4831:

datetime="2002-12-03T13:34"><o:p></o:p></INS> </TD>

4832:

<TD

4833:

style="BORDER-RIGHT: windowtext 0.5pt solid; PADDING-RIGHT: 5.4pt; BORDER-TOP: medium none; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; BORDER-LEFT: medium none; WIDTH: 85.5pt; PADDING-TOP: 0in; BORDER-BOTTOM: windowtext 0.5pt solid; mso-border-top-alt: solid windowtext .5pt; mso-border-left-alt: solid windowtext .5pt"

4834:

vAlign=top width=114>

4835:

<P class=MsoNormal

4836:

style="TEXT-ALIGN: justify; mso-list: none; mso-list-ins: srreid 20021203T1336"><SPAN

4837:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

4838:

datetime="2002-12-03T13:36"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

4839:

<P class=MsoNormal

4840:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1334"><SPAN

4841:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

4842:

datetime="2002-12-03T13:36">$ 

4843:

895,893</INS><INS cite="mailto:srreid"

4844:

datetime="2002-12-03T13:34"><o:p></o:p></INS> </TD>

4845:

<TD

4846:

style="BORDER-RIGHT: windowtext 0.5pt solid; PADDING-RIGHT: 5.4pt; BORDER-TOP: medium none; PADDING-LEFT: 5.4pt; PADDING-BOTTOM: 0in; BORDER-LEFT: medium none; WIDTH: 85.5pt; PADDING-TOP: 0in; BORDER-BOTTOM: windowtext 0.5pt solid; mso-border-top-alt: solid windowtext .5pt; mso-border-left-alt: solid windowtext .5pt"

4847:

vAlign=top width=114>

4848:

<P class=MsoNormal

4849:

style="TEXT-ALIGN: justify; mso-list: none; mso-list-ins: srreid 20021203T1336"><SPAN

4850:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

4851:

datetime="2002-12-03T13:36"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

4852:

<P class=MsoNormal

4853:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1334"><SPAN

4854:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

4855:

datetime="2002-12-03T13:36">$6,007,629</INS><INS cite="mailto:srreid"

4856:

datetime="2002-12-03T13:34"><o:p></o:p></INS> </TD></TR></TBODY>

4857:

<P class=MsoNormal

4858:

style="TEXT-ALIGN: justify; mso-list: none; mso-list-ins: srreid 20021203T1338"><SPAN

4859:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid" datetime="2002-12-03T13:38"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

4860:

<P class=MsoNormal

4861:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1338"><SPAN

4862:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid" datetime="2002-12-03T13:38"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

4863:

<P class=MsoNormal

4864:

style="MARGIN-LEFT: 0.75in; TEXT-INDENT: -0.75in; TEXT-ALIGN: justify; tab-stops: list .75in; mso-text-indent-alt: -.75in; mso-list: l18 level1 lfo27; mso-list-ins: srreid 20021203T1338"><![if !supportLists]><SPAN

4865:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

4866:

datetime="2002-12-03T13:38">C.<SPAN

4867:

style="FONT: 7pt 'Times New Roman'">                           

4868:

</INS><![endif]><INS

4869:

cite="mailto:srreid" datetime="2002-12-03T13:38">Interests of experts and

4870:

counsel<o:p></o:p></INS>

4871:

<P class=MsoNormal

4872:

style="MARGIN-LEFT: 0.25in; TEXT-INDENT: -0.25in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1338"><SPAN

4873:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid" datetime="2002-12-03T13:38"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

4874:

<P class=MsoNormal

4875:

style="MARGIN-LEFT: 0.25in; TEXT-INDENT: -0.25in; TEXT-ALIGN: justify; mso-text-indent-alt: -.25in; mso-list: none; mso-list-ins: srreid 20021203T1338"><SPAN

4876:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

4877:

datetime="2002-12-03T13:38">Not applicable</INS><o:p></o:p>

4878:

<U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

4879:

<U><SPAN

4880:

style="FONT-SIZE: 10pt">ITEM 8. FINANCIAL INFORMATION</U><SPAN

4881:

style="FONT-SIZE: 10pt"><o:p></o:p>

4882:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

4883:

The

4884:

Company's financial statements are stated in Canadian Dollars (CDN$)

4885:

and are prepared in accordance with Canadian Generally Accepted Accounting

4886:

Principles (GAAP), the application of which, in the case of the Company,

4887:

conforms in all material respects for the periods presented with US GAAP, except

4888:

as disclosed in footnotes to the financial statements.<o:p></o:p>

4889:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

4890:

The

4891:

audited financial statements for the year ended May 31, 2002 as required under

4892:

ITEM #17 are included hereto immediately following the text of this annual

4893:

report. The audit report of KPMG LLP, Independent Auditors, are included herein

4894:

immediately preceding the financial statements.<o:p></o:p>

4895:

<U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

4896:

<B

4897:

style="mso-bidi-font-weight: normal"><U>ITEM 9.

4898:

THE OFFER AND LISTING<o:p></o:p></U>

4899:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

4900:

The

4901:

Company's common shares were approved for trading on the NASD OTC Bulletin Board

4902:

in the United States, under the symbol "CAAUF" on February 1, 1999.<SPAN

4903:

style="mso-spacerun: yes">  The Company voluntarily de-listed from

4904:

trading on the Vancouver Stock Exchange, now known as the Canadian Venture

4905:

Exchange, effective March 15, 1999. 

4906:

The initial public offering was effective, only in Canada, on the

4907:

Vancouver Stock Exchange under the auspices of the British Columbia Securities

4908:

Commission in February 1988 under a former name, “Millennium Resources

4909:

Inc.".<o:p></o:p>

4910:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

4911:

The

4912:

high and low sales prices on the OTC Bulletin Board for actual trades of the

4913:

Company's common shares from date of listing is as follows:<SPAN

4914:

style="mso-spacerun: yes">  <o:p></o:p>

4915:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

4916:

<SPAN

4917:

style="FONT-SIZE: 10pt">OTC Bulletin Board - Common Shares Trading

4918:

Activity<o:p></o:p>

4919:

<SPAN

4920:

style="mso-spacerun: yes"> <SPAN

4921:

style="mso-tab-count: 8">                                              

4922:

 <o:p></o:p>

4923:

<SPAN

4924:

style="mso-tab-count: 1">      <SPAN

4925:

style="mso-spacerun: yes"> <SPAN

4926:

style="mso-tab-count: 6">                                  

4927:

     <SPAN

4928:

style="mso-spacerun: yes">   U.S.

4929:

Dollars<o:p></o:p>

4930:

<U><SPAN

4931:

style="mso-spacerun: yes"> Period<SPAN

4932:

style="mso-spacerun: yes">                       

4933:

     <SPAN

4934:

style="mso-spacerun: yes">             High<SPAN

4935:

style="mso-spacerun: yes">        

4936:

Low<o:p></o:p></U>

4937:

<SPAN

4938:

style="FONT-SIZE: 10pt">Month ended 10/31/02<SPAN

4939:

style="mso-spacerun: yes">                           

4940:

$0.60     

4941:

$0.28<o:p></o:p>

4942:

<SPAN

4943:

style="FONT-SIZE: 10pt">Month ended 09/30/02<SPAN

4944:

style="mso-spacerun: yes">                           

4945:

$0.80     

4946:

$0.26<o:p></o:p>

4947:

<SPAN

4948:

style="FONT-SIZE: 10pt">Month ended 08/31/02<SPAN

4949:

style="mso-spacerun: yes">                           

4950:

$0.75     

4951:

$0.26<o:p></o:p>

4952:

<SPAN

4953:

style="FONT-SIZE: 10pt">Month ended 07/31/02<SPAN

4954:

style="mso-spacerun: yes">                           

4955:

$0.50     

4956:

$0.20<o:p></o:p>

4957:

<SPAN

4958:

style="FONT-SIZE: 10pt">Month ended 06/30/02<SPAN

4959:

style="mso-spacerun: yes">                           

4960:

$0.51     

4961:

$0.20<o:p></o:p>

4962:

<SPAN

4963:

style="FONT-SIZE: 10pt">Month ended 05/31/02<SPAN

4964:

style="mso-spacerun: yes">                           

4965:

$0.34     

4966:

$0.32<o:p></o:p>

4967:

<SPAN

4968:

style="FONT-SIZE: 10pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

4969:

<SPAN

4970:

style="FONT-SIZE: 10pt">Three months ended 08/31/02<SPAN

4971:

style="mso-tab-count: 4">                   

4972:

$0.75     

4973:

$0.20<o:p></o:p>

4974:

<SPAN

4975:

style="FONT-SIZE: 10pt">Three months ended 05/31/02<SPAN

4976:

style="mso-tab-count: 4">                   

4977:

$0.34     

4978:

$0.07<o:p></o:p>

4979:

<SPAN

4980:

style="FONT-SIZE: 10pt">Three months ended 02/28/02<SPAN

4981:

style="mso-tab-count: 4">                   

4982:

$0.13     

4983:

$0.05<o:p></o:p>

4984:

<SPAN

4985:

style="FONT-SIZE: 10pt">Three months ended 11/30/01<SPAN

4986:

style="mso-tab-count: 4">                   

4987:

$0.22     

4988:

$0.12<o:p></o:p>

4989:

<SPAN

4990:

style="FONT-SIZE: 10pt">Three months ended 08/31/01<SPAN

4991:

style="mso-tab-count: 4">                   

4992:

$0.38     

4993:

$0.28<o:p></o:p>

4994:

<SPAN

4995:

style="FONT-SIZE: 10pt">Three months ended 05/31/01<SPAN

4996:

style="mso-tab-count: 4">                   

4997:

$0.33     

4998:

$0.20<o:p></o:p>

4999:

<SPAN

5000:

style="FONT-SIZE: 10pt">Three months ended 02/28/01<SPAN

5001:

style="mso-tab-count: 4">                   

5002:

$0.16     

5003:

$0.06<o:p></o:p>

5004:

<SPAN

5005:

style="FONT-SIZE: 10pt">Three months ended 11/30/00<SPAN

5006:

style="mso-tab-count: 4">                   

5007:

$0.44     

5008:

$0.09<o:p></o:p>

5009:

<SPAN

5010:

style="FONT-SIZE: 10pt">Three months ended 08/31/00<SPAN

5011:

style="mso-tab-count: 4">                   

5012:

$0.25     

5013:

$0.09<o:p></o:p>

5014:

<SPAN

5015:

style="FONT-SIZE: 10pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

5016:

Year

5017:

ended 05/31/02<SPAN

5018:

style="mso-spacerun: yes">                            

5019:

$0.38     

5020:

$0.05 <o:p></o:p>

5021:

Year

5022:

ended 05/31/01<SPAN

5023:

style="mso-spacerun: yes">                            

5024:

$0.44     

5025:

$0.06 <o:p></o:p>

5026:

Year

5027:

ended 05/31/00<SPAN

5028:

style="mso-spacerun: yes">       <SPAN

5029:

style="mso-spacerun: yes">                      $0.44<SPAN

5030:

style="mso-spacerun: yes">     

5031:

$0.05<o:p></o:p>

5032:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5033:

<SPAN

5034:

style="FONT-SIZE: 10pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

5035:

<SPAN

5036:

style="FONT-SIZE: 10pt">Canadian Venture Exchange - Common Shares Trading

5037:

Activity<o:p></o:p>

5038:

<SPAN

5039:

style="mso-spacerun: yes"> <SPAN

5040:

style="mso-tab-count: 8">                                              

5041:

 <o:p></o:p>

5042:

<SPAN

5043:

style="mso-tab-count: 1">      <SPAN

5044:

style="mso-spacerun: yes"> <SPAN

5045:

style="mso-tab-count: 6">                                  

5046:

     

5047:

Canadian Dollars<o:p></o:p>

5048:

<U><SPAN

5049:

style="mso-spacerun: yes"> Period<SPAN

5050:

style="mso-spacerun: yes">                       

5051:

     <SPAN

5052:

style="mso-spacerun: yes">             High<SPAN

5053:

style="mso-spacerun: yes">        

5054:

Low<o:p></o:p></U>

5055:

Year

5056:

ended 05/31/99<SPAN

5057:

style="mso-spacerun: yes">                            

5058:

$2.50     

5059:

$0.71 <o:p></o:p>

5060:

Year

5061:

ended 05/31/98<SPAN

5062:

style="mso-spacerun: yes">                            

5063:

$9.00     

5064:

$2.00<o:p></o:p>

5065:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5066:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5067:

The

5068:

Company's common shares are issued in registered form and the following

5069:

information is taken from the records of CIBC Mellon Trust Company, located in

5070:

Vancouver, British Columbia, Canada, the registrar and transfer agent for the

5071:

common shares.<o:p></o:p>

5072:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5073:

On

5074:

10/31/02, the shareholders' list for the Company's common shares showed 341

5075:

registered shareholders and 10,744,218 common shares outstanding. 38 of these

5076:

shareholders were U.S. residents, holding 1,958,967 shares representing

5077:

18.2% of the issued and outstanding common shares.<o:p></o:p>

5078:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5079:

The

5080:

Company has researched the indirect holding by depository institutions and

5081:

estimates that there are 38 "holders of record" resident in the United States,

5082:

holding the aforementioned 1,958,967 common shares.<o:p></o:p>

5083:

<SPAN

5084:

style="FONT-SIZE: 10pt">Based on this research and other research into the

5085:

indirect holdings of other financial institutions, the Company believes that it

5086:

has in excess of 750 beneficial owners of its common

5087:

shares.<o:p></o:p>

5088:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5089:

The

5090:

Company's common shares are not registered to trade in the United States in the

5091:

form of American Depository Receipts (ADR's) or similar

5092:

certificates.<o:p></o:p>

5093:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5094:

The

5095:

Company is unaware of any active market in the United States for its common

5096:

shares.<o:p></o:p>

5097:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5098:

The

5099:

Company has not declared any dividends for the last five fiscal years

5100:

and does not plan to declare dividends in the foreseeable

5101:

future.<o:p></o:p>

5102:

<B

5103:

style="mso-bidi-font-weight: normal"><U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

5104:

<B

5105:

style="mso-bidi-font-weight: normal"><U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

5106:

<B

5107:

style="mso-bidi-font-weight: normal"><U>ITEM 10.

5108:

ADDITIONAL INFORMATION<INS cite="mailto:srreid"

5109:

datetime="2002-12-03T13:40"><U><o:p></o:p></U></INS></U>

5110:

<P class=MsoNormal

5111:

style="TEXT-ALIGN: justify; mso-list: none; mso-list-ins: srreid 20021203T1340"><B

5112:

style="mso-bidi-font-weight: normal"><U><INS

5113:

cite="mailto:srreid"

5114:

datetime="2002-12-03T13:40"><U><![if !supportEmptyParas]> <![endif]><o:p></o:p></U></INS></U>

5115:

<P class=MsoNormal

5116:

style="MARGIN-LEFT: 0.5in; TEXT-INDENT: -0.5in; TEXT-ALIGN: justify; tab-stops: list .5in; mso-text-indent-alt: -.5in; mso-list: l9 level1 lfo32; mso-list-ins: srreid 20021203T1340"><![if !supportLists]><B

5117:

style="mso-bidi-font-weight: normal"><INS

5118:

cite="mailto:srreid" datetime="2002-12-03T13:40">A.<SPAN

5119:

style="FONT: 7pt 'Times New Roman'">               

5120:

</INS><![endif]><B

5121:

style="mso-bidi-font-weight: normal"><U><INS

5122:

cite="mailto:srreid" datetime="2002-12-03T13:40"><U>Share

5123:

Capital<o:p></o:p></U></INS></U>

5124:

<P class=MsoNormal

5125:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1340"><B

5126:

style="mso-bidi-font-weight: normal"><U><INS

5127:

cite="mailto:srreid"

5128:

datetime="2002-12-03T13:40"><U><![if !supportEmptyParas]> <![endif]><o:p></o:p></U></INS></U>

5129:

<P class=MsoNormal

5130:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1340"><SPAN

5131:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

5132:

datetime="2002-12-03T13:40">The authorized capital of the Registrant is

5133:

100,000,000 common shares without par value of which 10,744,218 were issued and

5134:

outstanding at 10/31/02.<o:p></o:p></INS>

5135:

<P class=MsoNormal

5136:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1340"><SPAN

5137:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid" datetime="2002-12-03T13:40"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

5138:

<P class=MsoNormal

5139:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1340"><SPAN

5140:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

5141:

datetime="2002-12-03T13:40">All of the authorized common shares of the

5142:

Registrant are of the same class and, once issued, rank equally as to dividends,

5143:

voting powers, and participation in assets.<SPAN

5144:

style="mso-spacerun: yes">  Holders of common shares are entitled to

5145:

one vote for each share held of record in all matters to be acted upon by the

5146:

shareholders.   Holders of

5147:

common shares are entitled to receive such dividends as may be declared from

5148:

time to time by the Board of Directors, in its discretion, out of funds legally

5149:

available therefore.<o:p></o:p></INS>

5150:

<P class=MsoNormal

5151:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1340"><SPAN

5152:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid" datetime="2002-12-03T13:40"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

5153:

<P class=MsoNormal

5154:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1340"><SPAN

5155:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

5156:

datetime="2002-12-03T13:40">Upon liquidation, dissolution or winding up of the

5157:

Registrant, holders of common shares are entitled to receive pro rata the assets

5158:

of the Registrant, if any, remaining after payments of all debts and

5159:

liabilities.  No shares have been

5160:

issued subject to call or assessment. 

5161:

There are no pre-emptive or conversion rights and no provisions for

5162:

redemption or purchase for cancellation, surrender, or sinking or purchase

5163:

funds.<o:p></o:p></INS>

5164:

<P class=MsoNormal

5165:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1340"><SPAN

5166:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid" datetime="2002-12-03T13:40"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

5167:

<P class=MsoNormal

5168:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1340"><SPAN

5169:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

5170:

datetime="2002-12-03T13:40">The Company is not aware of any Restrictions or

5171:

limitations on the rights of non-resident or foreign owners to hold, vote, or

5172:

receive remittance on the Registrant's securities, other than those discussed in

5173:

"Exchange Controls and Other Limitations Affecting Security

5174:

Holders".<o:p></o:p></INS>

5175:

<P class=MsoNormal

5176:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1340"><SPAN

5177:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid" datetime="2002-12-03T13:40"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

5178:

<P class=MsoNormal

5179:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1340"><SPAN

5180:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

5181:

datetime="2002-12-03T13:40">There are no restrictions on the repurchase or

5182:

redemption of common shares of the Registrant while there is any arrearage in

5183:

the payment of dividends or sinking fund

5184:

installments.<o:p></o:p></INS>

5185:

<P class=MsoNormal

5186:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1340"><SPAN

5187:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid" datetime="2002-12-03T13:40"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

5188:

<P class=MsoNormal

5189:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1340"><SPAN

5190:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

5191:

datetime="2002-12-03T13:40">Provisions as to the modification, amendment or

5192:

variation of such shareholder rights or provisions are contained in the <I

5193:

style="mso-bidi-font-style: normal">Company Act of British Columbia.<SPAN

5194:

style="mso-spacerun: yes">  Unless the <I

5195:

style="mso-bidi-font-style: normal">Company Act or the Registrant's Articles

5196:

or memorandum otherwise provide, any action to be taken by a resolution of the

5197:

members may be taken by an ordinary resolution or by a vote of a majority or

5198:

more of the shares represented at the shareholders'

5199:

meeting.<o:p></o:p></INS>

5200:

<P class=MsoNormal

5201:

style="TEXT-ALIGN: justify; mso-list: none; mso-list-ins: srreid 20021203T1340"><SPAN

5202:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid" datetime="2002-12-03T13:40"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

5203:

<P class=MsoNormal

5204:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1340"><SPAN

5205:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

5206:

datetime="2002-12-03T13:40">The Registrant's Articles and the <I

5207:

style="mso-bidi-font-style: normal">B.C. Company Act contain provisions,

5208:

which require a "special resolution" for effecting certain corporate

5209:

actions.  Such a "special

5210:

resolution" requires a three-quarters vote of shareholders rather than a simple

5211:

majority for passage.  The principle

5212:

corporate actions that require a "special resolution"

5213:

include:<o:p></o:p></INS>

5214:

<P class=MsoNormal

5215:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1340"><SPAN

5216:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid" datetime="2002-12-03T13:40"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

5217:

<P class=MsoNormal

5218:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1340"><SPAN

5219:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

5220:

datetime="2002-12-03T13:40">a. 

5221:

Transferring Company's jurisdiction from British

5222:

Columbia<o:p></o:p></INS>

5223:

<P class=MsoNormal

5224:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1340"><SPAN

5225:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

5226:

datetime="2002-12-03T13:40">    to another

5227:

jurisdiction;<o:p></o:p></INS>

5228:

<P class=MsoNormal

5229:

style="TEXT-ALIGN: justify; mso-list: none; mso-list-ins: srreid 20021203T1340"><SPAN

5230:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

5231:

datetime="2002-12-03T13:40">b. 

5232:

Giving material financial assistance to executive

5233:

officers<o:p></o:p></INS>

5234:

<P class=MsoNormal

5235:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1340"><SPAN

5236:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

5237:

datetime="2002-12-03T13:40">   

5238:

and/or directors;<o:p></o:p></INS>

5239:

<P class=MsoNormal

5240:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1340"><SPAN

5241:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

5242:

datetime="2002-12-03T13:40">c. 

5243:

Material conflicts of interest by Directors;<o:p></o:p></INS>

5244:

<P class=MsoNormal

5245:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1340"><SPAN

5246:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

5247:

datetime="2002-12-03T13:40">d. 

5248:

Disposing of all or substantially all of the

5249:

Company's<o:p></o:p></INS>

5250:

<P class=MsoNormal

5251:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1340"><SPAN

5252:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

5253:

datetime="2002-12-03T13:40">   

5254:

undertakings;<o:p></o:p></INS>

5255:

<P class=MsoNormal

5256:

style="TEXT-ALIGN: justify; mso-list: none; mso-list-ins: srreid 20021203T1340"><SPAN

5257:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

5258:

datetime="2002-12-03T13:40">e. 

5259:

Removing a Director before the expiration of his term

5260:

of<o:p></o:p></INS>

5261:

<P class=MsoNormal

5262:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1340"><SPAN

5263:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

5264:

datetime="2002-12-03T13:40">   

5265:

office;<o:p></o:p></INS>

5266:

<P class=MsoNormal

5267:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1340"><SPAN

5268:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

5269:

datetime="2002-12-03T13:40">f. 

5270:

Certain alterations of share capital;<o:p></o:p></INS>

5271:

<P class=MsoNormal

5272:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1340"><SPAN

5273:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

5274:

datetime="2002-12-03T13:40">   

5275:

(1) increasing the number of authorized

5276:

shares;<o:p></o:p></INS>

5277:

<P class=MsoNormal

5278:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1340"><SPAN

5279:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

5280:

datetime="2002-12-03T13:40">   

5281:

(2) subdivision, consolidation and/or changes in

5282:

shares;<o:p></o:p></INS>

5283:

<P class=MsoNormal

5284:

style="TEXT-ALIGN: justify; mso-list: none; mso-list-ins: srreid 20021203T1340"><SPAN

5285:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

5286:

datetime="2002-12-03T13:40">   

5287:

(3) reduction in capital<o:p></o:p></INS>

5288:

<P class=MsoNormal

5289:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1340"><SPAN

5290:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

5291:

datetime="2002-12-03T13:40">g. 

5292:

Changing the Company name;<o:p></o:p></INS>

5293:

<P class=MsoNormal

5294:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1340"><SPAN

5295:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

5296:

datetime="2002-12-03T13:40">h. 

5297:

Altering any restrictions on the Company's business;

5298:

and<o:p></o:p></INS>

5299:

<P class=MsoNormal

5300:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1340"><SPAN

5301:

style="FONT-SIZE: 10pt"><INS cite="mailto:srreid"

5302:

datetime="2002-12-03T13:40">i. 

5303:

Amalgamations with another company.<o:p></o:p></INS>

5304:

<P class=MsoNormal

5305:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1340"><B

5306:

style="mso-bidi-font-weight: normal"><U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

5307:

<P class=MsoNormal

5308:

style="MARGIN-LEFT: 0.5in; TEXT-INDENT: -0.5in; TEXT-ALIGN: justify; tab-stops: list .5in; mso-text-indent-alt: -.5in; mso-list: l9 level1 lfo32; mso-list-ins: srreid 20021203T1342"><![if !supportLists]><B

5309:

style="mso-bidi-font-weight: normal"><INS

5310:

cite="mailto:srreid" datetime="2002-12-03T13:42">B.<SPAN

5311:

style="FONT: 7pt 'Times New Roman'">               

5312:

</INS><![endif]><B

5313:

style="mso-bidi-font-weight: normal"><U><INS

5314:

cite="mailto:srreid" datetime="2002-12-03T13:41"><U>Memorandum and

5315:

</U></INS><INS cite="mailto:srreid" datetime="2002-12-03T13:42"><U>articles of

5316:

association.<o:p></o:p></U></INS></U>

5317:

<P class=MsoNormal

5318:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1342"><B

5319:

style="mso-bidi-font-weight: normal"><U><INS

5320:

cite="mailto:srreid"

5321:

datetime="2002-12-03T13:42"><U><![if !supportEmptyParas]> <![endif]><o:p></o:p></U></INS></U>

5322:

<P class=MsoNormal

5323:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1342"><SPAN

5324:

style="FONT-SIZE: 10pt; mso-bidi-font-weight: bold"><SPAN

5325:

style="mso-prop-change: srreid 20021203T1353"><INS cite="mailto:srreid"

5326:

datetime="2002-12-03T13:42"><SPAN

5327:

style="mso-prop-change: srreid 20021203T1353">Incorporate</INS><SPAN

5328:

style="mso-prop-change: srreid 20021203T1353"><INS cite="mailto:srreid"

5329:

datetime="2002-12-03T13:53"><SPAN

5330:

style="mso-prop-change: srreid 20021203T1353">d</INS><SPAN

5331:

style="mso-prop-change: srreid 20021203T1353"><INS cite="mailto:srreid"

5332:

datetime="2002-12-03T13:42">

5333:

by reference</INS><INS cite="mailto:srreid" datetime="2002-12-03T13:53">

5334:

– see Item 19. </INS><INS cite="mailto:srreid"

5335:

datetime="2002-12-03T13:54">“</INS><INS cite="mailto:srreid"

5336:

datetime="2002-12-03T13:53">Exhibits</INS><INS cite="mailto:srreid"

5337:

datetime="2002-12-03T13:54">”</INS><SPAN

5338:

style="mso-prop-change: srreid 20021203T1353"><INS cite="mailto:srreid"

5339:

datetime="2002-12-03T13:42"><SPAN

5340:

style="mso-prop-change: srreid 20021203T1353">.<SPAN

5341:

style="mso-prop-change: srreid 20021203T1353"><o:p></o:p></INS>

5342:

<P class=MsoNormal

5343:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1342"><B

5344:

style="mso-bidi-font-weight: normal"><U><INS

5345:

cite="mailto:srreid"

5346:

datetime="2002-12-03T13:42"><U><![if !supportEmptyParas]> <![endif]><o:p></o:p></U></INS></U>

5347:

<P class=MsoNormal

5348:

style="MARGIN-LEFT: 0.5in; TEXT-INDENT: -0.5in; TEXT-ALIGN: justify; tab-stops: list .5in; mso-text-indent-alt: -.5in; mso-list: l9 level1 lfo32; mso-list-ins: srreid 20021203T1343"><![if !supportLists]><B

5349:

style="mso-bidi-font-weight: normal"><INS

5350:

cite="mailto:srreid" datetime="2002-12-03T13:43">C.<SPAN

5351:

style="FONT: 7pt 'Times New Roman'">               

5352:

</INS><![endif]><B

5353:

style="mso-bidi-font-weight: normal"><U><INS

5354:

cite="mailto:srreid" datetime="2002-12-03T13:42"><U>Material

5355:

contracts.</U></INS><INS cite="mailto:srreid"

5356:

datetime="2002-12-03T13:43"><U><o:p></o:p></U></INS></U>

5357:

<P class=MsoNormal

5358:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1343"><B

5359:

style="mso-bidi-font-weight: normal"><U><INS

5360:

cite="mailto:srreid"

5361:

datetime="2002-12-03T13:43"><U><![if !supportEmptyParas]> <![endif]><o:p></o:p></U></INS></U>

5362:

<P class=MsoNormal

5363:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1343"><SPAN

5364:

style="FONT-SIZE: 10pt; mso-bidi-font-weight: bold"><SPAN

5365:

style="mso-prop-change: srreid 20021203T1354"><INS cite="mailto:srreid"

5366:

datetime="2002-12-03T13:43"><SPAN

5367:

style="mso-prop-change: srreid 20021203T1354">Not applicable.</INS><SPAN

5368:

style="mso-prop-change: srreid 20021203T1354"><INS cite="mailto:srreid"

5369:

datetime="2002-12-03T13:42"><SPAN

5370:

style="mso-prop-change: srreid 20021203T1354"><o:p></o:p></INS>

5371:

<P class=MsoNormal

5372:

style="MARGIN-LEFT: 0.25in; TEXT-ALIGN: justify; mso-list: none; mso-list-ins: srreid 20021203T1343"><B

5373:

style="mso-bidi-font-weight: normal"><U><INS

5374:

cite="mailto:srreid"

5375:

datetime="2002-12-03T13:42"><U><![if !supportEmptyParas]> <![endif]><o:p></o:p></U></INS></U>

5376:

<P class=MsoNormal

5377:

style="MARGIN-LEFT: 0.25in; TEXT-INDENT: -0.25in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1342"><B

5378:

style="mso-bidi-font-weight: normal"><U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

5379:

<B

5380:

style="mso-bidi-font-weight: normal"><U><INS

5381:

cite="mailto:srreid" datetime="2002-12-03T13:41"><U>D.<SPAN

5382:

style="mso-spacerun: yes">    </U></INS>Exchange Controls

5383:

and Other Limitations Affecting Security Holders<o:p></o:p></U>

5384:

<B

5385:

style="mso-bidi-font-weight: normal"><U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

5386:

<B

5387:

style="mso-bidi-font-weight: normal"><U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

5388:

The

5389:

Investment Canada Act (the “ICA”), which became effective on 6/30/85, regulates

5390:

the acquisition by non-Canadians of control of a Canadian business

5391:

enterprise.  In effect, the ICA

5392:

required review by Investment Canada, the agency which administers the ICA, and

5393:

approval by the Canadian government in the case of an acquisition of control of

5394:

a Canadian business by a non-Canadian (other than a “NAFTA investor” as defined

5395:

in the ICA) where:  (i) in the case

5396:

of a direct acquisition  (for

5397:

example, through a share purchase or asset purchase), the assets of the business

5398:

are $5 million or more in value; or (ii) in<SPAN

5399:

style="mso-spacerun: yes">  the<SPAN

5400:

style="mso-spacerun: yes">  case<SPAN

5401:

style="mso-spacerun: yes">  of an indirect<SPAN

5402:

style="mso-spacerun: yes">  acquisition<SPAN

5403:

style="mso-spacerun: yes">  (for<SPAN

5404:

style="mso-spacerun: yes">  example,<SPAN

5405:

style="mso-spacerun: yes">  the acquisition<SPAN

5406:

style="mso-spacerun: yes">  of 

5407:

the foreign parent of the 

5408:

Canadian  business)

5409:

where  the Canadian business has

5410:

assets of $50 million or  more

5411:

in  value or if the Canadian

5412:

business represents more than  50%

5413:

of  the assets of the original group

5414:

and the Canadian  business has

5415:

assets of $5 million or more in value. 

5416:

<o:p></o:p>

5417:

<SPAN

5418:

style="FONT-SIZE: 10pt">Review and approval are also required for acquisition or

5419:

establishment of a new business in areas concerning “Canada’s cultural heritage

5420:

or national identity” such as book publishing, film production and distribution,

5421:

television and radio, production and distribution of<SPAN

5422:

style="mso-spacerun: yes">  music, and the oil and natural gas

5423:

industry, regardless  of the size of

5424:

the investment.<o:p></o:p>

5425:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5426:

In

5427:

the context of the Company, in essence, three methods of acquiring control of a

5428:

Canadian business are regulated by the ICA:<SPAN

5429:

style="mso-spacerun: yes">  (i) the acquisition of all or

5430:

substantially all of the assets used in carrying on the Canadian business;<SPAN

5431:

style="mso-spacerun: yes">  (ii) the acquisition, directly or

5432:

indirectly, of voting shares of a Canadian corporation carrying on the Canadian

5433:

business;  (iii) the acquisition of

5434:

voting shares of an entity which controls, directly or indirectly, another

5435:

entity carrying on a Canadian business. 

5436:

An acquisition of a majority of the voting interests of an<SPAN

5437:

style="mso-spacerun: yes">  entity,<SPAN

5438:

style="mso-spacerun: yes">  including a corporation, is deemed<SPAN

5439:

style="mso-spacerun: yes">  to 

5440:

be  an acquisition<SPAN

5441:

style="mso-spacerun: yes">  of control under the ICA.<SPAN

5442:

style="mso-spacerun: yes">  An acquisition of less than one-third of

5443:

the voting shares of a corporation is deemed not to be an acquisition of

5444:

control.  An acquisition of less

5445:

than a majority, but one-third or more, of the voting shares of a corporation is

5446:

presumed to be an acquisition of control unless<SPAN

5447:

style="mso-spacerun: yes">  it 

5448:

can  be established that<SPAN

5449:

style="mso-spacerun: yes">  on 

5450:

the  acquisition<SPAN

5451:

style="mso-spacerun: yes">  the corporation is not, in fact,

5452:

controlled by the acquirer through the 

5453:

ownership  of voting

5454:

shares.   For partnerships,

5455:

trusts, joint ventures or other unincorporated entities, an acquisition of less

5456:

than a majority of the voting interests is deemed not to be an acquisition of

5457:

control.<o:p></o:p>

5458:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5459:

<SPAN

5460:

style="FONT-SIZE: 10pt">In  1988,

5461:

the ICA was amended pursuant to the Free Trade Agreement dated 1/2/88 between

5462:

Canada and the United States to relax the restriction of the ICA.<SPAN

5463:

style="mso-spacerun: yes">  As a result of these amendments, except

5464:

where the Canadian business is in the cultural, oil and gas, uranium, financial

5465:

services or transportation sectors, the threshold for direct acquisition of

5466:

control by U.S. investors and other foreign investors acquiring control of a

5467:

Canadian business from U.S. investors has been raised from<SPAN

5468:

style="mso-spacerun: yes">  $5 million to $150 million of gross

5469:

assets, and indirect acquisitions are not reviewable.<o:p></o:p>

5470:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5471:

In

5472:

addition to the foregoing, the ICA requires that all other acquisitions of

5473:

control of Canadian businesses by non-Canadians are subject to formal

5474:

notification to the Canadian government. 

5475:

These provisions require a foreign investor to give notice in the

5476:

required form, which notices are for information, as opposed to review,

5477:

purposes.<o:p></o:p>

5478:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5479:

<B

5480:

style="mso-bidi-font-weight: normal"><U><SPAN

5481:

style="FONT-SIZE: 10pt">Taxation<o:p></o:p></U>

5482:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5483:

The

5484:

following summary of the material Canadian federal income tax considerations

5485:

generally applicable in respect of the common shares reflects the Company’s

5486:

opinion, based on tax advice provided by BDO Dunwoody, Chartered Accountants,

5487:

Calgary, Alberta, Canada and BDO Seidman, Denver, Colorado, USA.<SPAN

5488:

style="mso-spacerun: yes">  The tax consequences to any particular

5489:

holder of common shares will vary according to the status of that holder as an

5490:

individual, trust, corporation or member of a partnership, the jurisdiction in

5491:

which that holder is subject to taxation, the place where that holder is

5492:

resident and, generally, according to that holder’s particular

5493:

circumstances.  This summary is

5494:

applicable only to holders who are resident in the United States, have never

5495:

been resident in Canada, deal at arm’s length with the Company, hold their

5496:

common shares as capital property and who will not use or hold the common shares

5497:

in carrying on business in Canada. 

5498:

Special rules, which are not discussed in this summary, may apply to a

5499:

United States holder that is an issuer that carries on business in Canada and

5500:

elsewhere.<o:p></o:p>

5501:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5502:

<SPAN

5503:

style="FONT-SIZE: 10pt">This summary is based upon the provisions of the Income

5504:

Tax Act of Canada and the regulations thereunder (collectively, the “Tax Act, or

5505:

ITA”) and the Canada-United States Tax Convention as amended by the Protocols

5506:

thereto (the “Tax Convention”) as at the date of the Registration Statement and

5507:

the current administrative practices of Revenue Canada, Customs, Excise and

5508:

Taxation.  This summary does not

5509:

take into account Canadian provincial income tax

5510:

consequences.<o:p></o:p>

5511:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5512:

<SPAN

5513:

style="FONT-SIZE: 10pt">This summary is not exhaustive of all possible income

5514:

tax consequences.  It is not

5515:

intended as legal or tax advice to any particular holder of common stock and

5516:

should not be so construed.  Each

5517:

holder should consult his own tax advisor with respect to the income tax

5518:

consequences applicable to him in his own particular

5519:

circumstances.<o:p></o:p>

5520:

<U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

5521:

<U><SPAN

5522:

style="FONT-SIZE: 10pt">North American Free Trade Agreement

5523:

(Canada)<o:p></o:p></U>

5524:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5525:

The

5526:

Investment Act was amended with the North American Free Trade Agreement<SPAN

5527:

style="mso-spacerun: yes">  (NAFTA) to provide for special review

5528:

thresholds for Americans (including  

5529:

“American-controlled “entities” as defined in the Investment Act). Under

5530:

the Investment Act, as amended, an investment in the Registrant’s common shares

5531:

by an American would be reviewable only if it was an investment to acquire

5532:

control of the Registrant and the value of the assets of the Registrant was

5533:

equal to or greater than a specified amount<SPAN

5534:

style="mso-spacerun: yes">  (the<SPAN

5535:

style="mso-spacerun: yes">  “Review Threshold”), which increases in

5536:

stages.  The Review Threshold is

5537:

currently  $150 million and remains

5538:

at $150 million in constant 1992 dollars (calculated as prescribed in the

5539:

Investment Act) after 1992.<o:p></o:p>

5540:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5541:

<U><SPAN

5542:

style="FONT-SIZE: 10pt">Disposition of Common Shares</U><SPAN

5543:

style="FONT-SIZE: 10pt"><o:p></o:p>

5544:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5545:

If

5546:

a non-resident were to dispose of common shares of the Company to another

5547:

Canadian corporation which deals or is deemed to deal on a non-arm’s length

5548:

basis with the non-resident and which, immediately after the disposition, is

5549:

connected with the Company  (i.e.,

5550:

which holds shares representing more than 10% of the voting power and more than

5551:

10% of the market value of all issued and outstanding shares of the Company),

5552:

the amount by which the fair market value of any consideration<SPAN

5553:

style="mso-spacerun: yes">   (other than any<SPAN

5554:

style="mso-spacerun: yes">  shares<SPAN

5555:

style="mso-spacerun: yes">  of the purchaser corporation)<SPAN

5556:

style="mso-spacerun: yes">  exceeds the paid-up capital of the<SPAN

5557:

style="mso-spacerun: yes">  common shares sold will be deemed to be

5558:

taxable as a dividend paid  by<SPAN

5559:

style="mso-spacerun: yes">  the purchasing corporation, either

5560:

immediately or  eventually<SPAN

5561:

style="mso-spacerun: yes">  by means<SPAN

5562:

style="mso-spacerun: yes">  of a deduction in computing the paid-up

5563:

capital  of<SPAN

5564:

style="mso-spacerun: yes">  the purchasing<SPAN

5565:

style="mso-spacerun: yes">  corporation,<SPAN

5566:

style="mso-spacerun: yes">  and subject to withholding<SPAN

5567:

style="mso-spacerun: yes">  taxes<SPAN

5568:

style="mso-spacerun: yes">  as 

5569:

described below.<o:p></o:p>

5570:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5571:

<SPAN

5572:

style="FONT-SIZE: 10pt">Under the Tax Act, a gain from the sale of common shares

5573:

by a non-resident will not be subject to Canadian tax, provided the shareholder

5574:

(and/or persons who do not deal at arm’s length with the shareholder) have not

5575:

held a “substantial interest” in the Company<SPAN

5576:

style="mso-spacerun: yes">  (25% or more of the shares of any class

5577:

of the Company’s stock) at any time in the five years preceding the

5578:

disposition.  Generally, the Tax

5579:

Convention will exempt from Canadian taxation any capital gain realized by a

5580:

resident of the United States, provided that the value of the common shares is

5581:

not derived principally from real property situated in

5582:

Canada.<o:p></o:p>

5583:

<U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

5584:

<U><SPAN

5585:

style="FONT-SIZE: 10pt">Dividend</U><SPAN

5586:

style="FONT-SIZE: 10pt"><o:p></o:p>

5587:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5588:

In

5589:

the case of any dividends paid to non-residents, the Canadian tax is withheld by

5590:

the Company, which remits only the net amount to the shareholder.<SPAN

5591:

style="mso-spacerun: yes">  By virtue of Article X of the Tax

5592:

Convention, the rate of tax on dividends paid to residents of the United States

5593:

is generally limited to 15% of the gross dividend (or 5% in the case of certain

5594:

corporate shareholders owning at least 10% of the Company’s voting shares).<SPAN

5595:

style="mso-spacerun: yes">   In the absence of the Tax

5596:

Convention provisions, the rate of Canadian withholding tax imposed on

5597:

non-residents is 25% of the gross dividend.<SPAN

5598:

style="mso-spacerun: yes">   <o:p></o:p>

5599:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5600:

<SPAN

5601:

style="FONT-SIZE: 10pt">Stock dividends received by non-residents from the

5602:

Company are taxable by Canada as ordinary dividends and therefore the

5603:

withholding tax rates will be applicable.<o:p></o:p>

5604:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5605:

<SPAN

5606:

style="FONT-SIZE: 10pt">Where a holder disposes of common shares to the

5607:

Company  (unless the Company

5608:

acquired the common shares in the open market in the manner in which shares

5609:

would normally be purchased by any member of the public), this will result in a

5610:

deemed dividend to the U.S. holder equal to the amount by which the

5611:

consideration paid by the Company exceeds the paid-up capital of such

5612:

stock.  The amount of such dividend

5613:

will be subject to withholding tax as described above.<o:p></o:p>

5614:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5615:

<U><SPAN

5616:

style="FONT-SIZE: 10pt">Capital Gains</U><SPAN

5617:

style="FONT-SIZE: 10pt"><o:p></o:p>

5618:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5619:

A

5620:

non-resident of Canada is not subject to tax under the ITA in respect of a

5621:

capital gain realized upon the disposition of a share of a class that is listed

5622:

on a prescribed stock exchange unless the share represents “taxable Canadian

5623:

property” to the holder thereof.  A

5624:

common share of the Company will be taxable Canadian property to a non-resident

5625:

holder if, at any time during the period of five years immediately preceding the

5626:

disposition, the non-resident holder, persons with whom the non-resident holder

5627:

did not deal at arm’s length, or the non-resident holder and persons with whom

5628:

he/she did not deal at arm’s length owned 25% or more of the issued shares of

5629:

any class or series of the Company. 

5630:

In the case of a non-resident holder to whom shares of the Company

5631:

represent taxable Canadian property and who is resident in the United States, no

5632:

Canadian tax will be payable on a capital gain realized on such shares by reason

5633:

of the Tax <o:p></o:p>

5634:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5635:

<SPAN

5636:

style="FONT-SIZE: 10pt">Convention unless the value of such shares is derived

5637:

principally from real property situated in Canada or the non-resident holder

5638:

previously held the shares while resident in Canada.<SPAN

5639:

style="mso-spacerun: yes">  The Company believes that the value of

5640:

its common shares is derived from real property situated outside

5641:

Canada.<o:p></o:p>

5642:

<U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

5643:

<U><SPAN

5644:

style="FONT-SIZE: 10pt">Certain United States Federal Income Tax

5645:

Consequences<o:p></o:p></U>

5646:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5647:

The

5648:

following is a discussion of certain possible United States Federal income tax

5649:

consequences, under the law, generally applicable to a U.S. Holder (as defined

5650:

below) of common shares of the Company. 

5651:

This discussion does not address all potentially relevant Federal income

5652:

tax matters and it does not address consequences peculiar to persons subject to

5653:

special provisions of Federal income tax law, such as those described below as

5654:

excluded from the definition of a U.S. Holder. In addition, this discussion does

5655:

not cover any state, local or foreign tax consequences.<o:p></o:p>

5656:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5657:

The

5658:

following discussion is based upon the sections of the Internal Revenue Code of

5659:

1986, as amended (“the Code”), Treasury Regulations,<SPAN

5660:

style="mso-spacerun: yes">  published<SPAN

5661:

style="mso-spacerun: yes">  Internal<SPAN

5662:

style="mso-spacerun: yes">  Revenue<SPAN

5663:

style="mso-spacerun: yes">   Service (“IRS”) rulings, published

5664:

administrative positions of the  IRS

5665:

and  court decisions that are

5666:

currently applicable, any or  all of

5667:

which could be materially and adversely changed, possibly on a retroactive

5668:

basis, at any time.  In addition,

5669:

the discussion does not consider the potential effects, both adverse and

5670:

beneficial, of recently proposed legislation which, if enacted, could be

5671:

applied, possibly on a retroactive basis, at any time.<SPAN

5672:

style="mso-spacerun: yes">  The following discussion is for general

5673:

information only and is not intended to be, nor should it be construed to be,

5674:

legal or tax advice to any holder or prospective holder of common shares of the

5675:

Company and no opinion or representation with respect to the United States

5676:

Federal income tax consequences to any such holder or prospective holder is

5677:

made.  Accordingly, holders and

5678:

prospective holders  of common

5679:

shares of  the<SPAN

5680:

style="mso-spacerun: yes">  Company<SPAN

5681:

style="mso-spacerun: yes">  should consult their own tax advisors

5682:

about the federal, state, local, and  

5683:

foreign  tax<SPAN

5684:

style="mso-spacerun: yes">  consequences<SPAN

5685:

style="mso-spacerun: yes">  of 

5686:

purchasing,  owning<SPAN

5687:

style="mso-spacerun: yes">   and disposing of common shares of

5688:

the Company.<o:p></o:p>

5689:

<U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

5690:

<U><SPAN

5691:

style="FONT-SIZE: 10pt">U.S. Holders<o:p></o:p></U>

5692:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5693:

As

5694:

used herein, a (“U.S. Holder”) includes a holder of common shares of the Company

5695:

who is a citizen or resident of the United States, a corporation created or

5696:

organized in or under the laws of the United States or of any political

5697:

subdivision thereof and any other person or entity whose ownership of common

5698:

shares of the Company is effectively connected with the conduct of a trade or

5699:

business in the United States.  

5700:

A  U.S. Holder<SPAN

5701:

style="mso-spacerun: yes">  does not include persons subject to

5702:

special  provisions of<SPAN

5703:

style="mso-spacerun: yes">  Federal income tax law, such as<SPAN

5704:

style="mso-spacerun: yes">  tax-exempt<SPAN

5705:

style="mso-spacerun: yes">  organizations, qualified<SPAN

5706:

style="mso-spacerun: yes">  retirement plans, financial

5707:

institutions,  insurance companies,

5708:

real estate investment trusts, regulated 

5709:

investment companies, 

5710:

broker-dealers, non-resident alien 

5711:

individuals  or foreign<SPAN

5712:

style="mso-spacerun: yes">  corporations<SPAN

5713:

style="mso-spacerun: yes">  whose ownership of common shares<SPAN

5714:

style="mso-spacerun: yes">  of 

5715:

the Company  is<SPAN

5716:

style="mso-spacerun: yes">  not effectively connected with the<SPAN

5717:

style="mso-spacerun: yes">  conduct<SPAN

5718:

style="mso-spacerun: yes">  of 

5719:

a trade  or<SPAN

5720:

style="mso-spacerun: yes">  business in the United States and<SPAN

5721:

style="mso-spacerun: yes">  shareholders<SPAN

5722:

style="mso-spacerun: yes">  who acquired <SPAN

5723:

style="mso-spacerun: yes"> their<SPAN

5724:

style="mso-spacerun: yes">  stock through the exercise of<SPAN

5725:

style="mso-spacerun: yes">  employee<SPAN

5726:

style="mso-spacerun: yes">  stock options or otherwise as

5727:

compensation.<o:p></o:p>

5728:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5729:

<U><SPAN

5730:

style="FONT-SIZE: 10pt">Distributions on Common Shares of the

5731:

Company</U><o:p></o:p>

5732:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5733:

<SPAN

5734:

style="FONT-SIZE: 10pt">U.S. Holders receiving dividend distributions (including

5735:

constructive dividends) with respect to common shares of

5736:

the<o:p></o:p>

5737:

<SPAN

5738:

style="FONT-SIZE: 10pt">Company are required to include in gross income for

5739:

United States Federal income tax purposes the gross amount of such distributions

5740:

to the extent that the Company has current or accumulated earnings and profits,

5741:

without reduction for any Canadian income tax withheld from such

5742:

distributions.  Such Canadian tax

5743:

withheld may be credited, subject to certain limitations, against the U.S.

5744:

Holder’s United States Federal Income tax liability or, alternatively, may be

5745:

deducted in computing the U.S. Holder’s United States Federal taxable income by

5746:

those who itemize deductions.  (See

5747:

more detailed discussion at “Foreign Tax Credit” below).<SPAN

5748:

style="mso-spacerun: yes">  To the extent that distributions exceed

5749:

current or accumulated earnings and profits of the Company, they will be treated

5750:

first as a return of capital up to the U.S. Holder’s adjusted basis in the

5751:

common shares and thereafter as gain from the sale or exchange of the common

5752:

shares.  Preferential tax rates for

5753:

long-term capital gains are applicable to a U.S. Holder which is an individual,

5754:

estate or trust.  There are

5755:

currently no preferential tax rates for long-term capital gains for a U.S.

5756:

Holder which is a corporation.<o:p></o:p>

5757:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5758:

<SPAN

5759:

style="FONT-SIZE: 10pt">Dividends paid on the common shares of the Company will

5760:

not generally be eligible for the dividends received deduction provided to

5761:

corporations receiving dividends from certain United States corporations.<SPAN

5762:

style="mso-spacerun: yes">   A U.S. Holder which is a

5763:

corporation may, under certain circumstances, be entitled to a 70% deduction of

5764:

the United States source portion of dividends received from the Company (unless

5765:

the Company qualifies as a “foreign personal holding company” or a<SPAN

5766:

style="mso-spacerun: yes">  “passive foreign investment company”, as

5767:

defined below) if such U.S. Holder owns shares representing at least 10% of the

5768:

voting power and value of the Company. 

5769:

The availability of this deduction is subject to several complex

5770:

limitations, which are beyond the scope of this

5771:

discussion.<o:p></o:p>

5772:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5773:

<U><SPAN

5774:

style="FONT-SIZE: 10pt">Foreign Tax Credit</U><SPAN

5775:

style="FONT-SIZE: 10pt"><o:p></o:p>

5776:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5777:

A

5778:

U.S. Holder who pays (or has withheld from distributions) Canadian income tax

5779:

with respect to the ownership of common shares of the Company may be entitled,

5780:

at the option of the U.S. Holder, to either a deduction or a tax credit for such

5781:

foreign tax paid or withheld. 

5782:

Generally, it will be more advantageous to claim a credit because a

5783:

credit reduces United States Federal income taxes on a dollar-for-dollar basis,

5784:

while a deduction merely reduces the taxpayer’s income subject to tax.<SPAN

5785:

style="mso-spacerun: yes">  This election is made on year-by-year

5786:

basis and applies to all foreign income taxes (or taxes in lieu of income tax)

5787:

paid by (or withheld from) the U.S. Holder during the year.<SPAN

5788:

style="mso-spacerun: yes">  <o:p></o:p>

5789:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5790:

<SPAN

5791:

style="FONT-SIZE: 10pt">There are significant and complex limitations which

5792:

apply to the credit, among which is the general limitation that the credit

5793:

cannot exceed the proportionate share of the U.S. Holder’s United States income

5794:

tax liability that the U.S. Holder’s foreign source income bears to his/her or

5795:

its worldwide taxable income.  In

5796:

the determination of the application of this limitation, the various items of

5797:

income and deduction must be classified into foreign and domestic sources.<SPAN

5798:

style="mso-spacerun: yes">  Complex rules govern this classification

5799:

process.  There are further

5800:

limitations on the foreign tax credit for certain types of income such as

5801:

“passive income”, “high withholding tax interest”, “financial services income”,

5802:

“shipping income”, and certain other classifications of income.<SPAN

5803:

style="mso-spacerun: yes">  The availability of the foreign tax

5804:

credit and the application of the limitations on the credit are fact specific

5805:

and holders and prospective holders of common shares of the Company should

5806:

consult their own tax advisors regarding their individual

5807:

circumstances.<o:p></o:p>

5808:

<U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

5809:

<U><SPAN

5810:

style="FONT-SIZE: 10pt">Disposition of Common Shares of the

5811:

Company</U><o:p></o:p>

5812:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5813:

A

5814:

U.S.  Holder will recognize gain or

5815:

loss upon the sale of common shares of the Company equal to the difference, if

5816:

any, between  (i) the amount of cash

5817:

plus the fair market value of any property received, and (ii) the shareholder’s

5818:

tax basis in the common shares of the Company.<SPAN

5819:

style="mso-spacerun: yes">  This gain or loss will be capital gain

5820:

or loss if the common shares are capital asset in the hands of the U.S. Holder,

5821:

which will be a short-term or long-term capital gain or loss depending upon the

5822:

holding period of the U.S. Holder. 

5823:

Gains and losses are netted and combined according to special rules in

5824:

arriving at the overall capital gain or loss for a particular tax year.<SPAN

5825:

style="mso-spacerun: yes">  Deductions for net capital losses are

5826:

subject to significant limitations. 

5827:

For U.S. Holders who are individuals, any unused portion of such net

5828:

capital loss may be carried over to be used in later tax years until such net

5829:

capital loss is thereby exhausted. 

5830:

For U.S. Holders who are corporations (other than corporations subject to

5831:

Subchapter S of the Code), an unused net capital loss may be carried back three

5832:

years from the loss year and carried forward five years from the loss year to be

5833:

offset against capital gains until such net capital loss is thereby

5834:

exhausted.<o:p></o:p>

5835:

<U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

5836:

<U><SPAN

5837:

style="FONT-SIZE: 10pt">Other considerations<o:p></o:p></U>

5838:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5839:

In

5840:

the following four circumstances, the above sections of the discussion may not

5841:

describe the United States Federal income tax consequences resulting from the

5842:

holding and disposition of common shares of the Company.<SPAN

5843:

style="mso-spacerun: yes">  However, on the basis of (a) the number

5844:

of shareholders of its common shares, (b) the majority ownership of its shares

5845:

by Canadian residents, and (c) the majority of its assets are actively managed

5846:

(not passively held), the Company believes that its is neither a “Foreign

5847:

Personal Holding Company”, “Foreign Investment Company”, “Passive Foreign

5848:

Investment Company”, nor a “Controlled Foreign

5849:

Corporation”.<o:p></o:p>

5850:

<U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

5851:

<U><SPAN

5852:

style="FONT-SIZE: 10pt">Foreign Personal Holding Company</U><SPAN

5853:

style="FONT-SIZE: 10pt"><o:p></o:p>

5854:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5855:

If

5856:

at any time during a taxable year more than 50% of the total combined voting

5857:

power or the total value of the Company outstanding shares is owned, actually or

5858:

constructively, by five or fewer individuals who are citizens or residents of

5859:

the United States and 50% or more of the Company’s gross income for such year

5860:

was derived from certain passive sources (e.g. from dividends received from its

5861:

subsidiaries), the Company would be treated as a “foreign personal holding

5862:

company.”  In that event, U.S.

5863:

Holders that hold common shares of the Company would be required to include in

5864:

gross income for such year their allowable portions of such passive income to

5865:

the extent the Company does not actually distribute such

5866:

income.<o:p></o:p>

5867:

<U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

5868:

<U><SPAN

5869:

style="FONT-SIZE: 10pt">Foreign Investment Company</U><SPAN

5870:

style="FONT-SIZE: 10pt"><o:p></o:p>

5871:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5872:

If

5873:

50% or more of the combined voting power or total value of the Company

5874:

outstanding shares are held, actually or constructively,<SPAN

5875:

style="mso-spacerun: yes">  by citizens or residents of the

5876:

United  States, United States

5877:

domestic partnerships or corporations, or 

5878:

estates or  trusts other than

5879:

foreign estates or trusts (as 

5880:

defined  by the<SPAN

5881:

style="mso-spacerun: yes">  Code Section 7701(a)(31)), and the

5882:

Company is found  to<SPAN

5883:

style="mso-spacerun: yes">  be engaged primarily in the business of

5884:

investing, reinvesting,  or trading

5885:

in securities, commodities, or any interest therein,<SPAN

5886:

style="mso-spacerun: yes">  it is<SPAN

5887:

style="mso-spacerun: yes">  possible<SPAN

5888:

style="mso-spacerun: yes">  that the Company might be treated<SPAN

5889:

style="mso-spacerun: yes">  as 

5890:

a  “foreign investment<SPAN

5891:

style="mso-spacerun: yes">  company”<SPAN

5892:

style="mso-spacerun: yes">  as defined in Section 1246<SPAN

5893:

style="mso-spacerun: yes">  of 

5894:

the  Code, causing<SPAN

5895:

style="mso-spacerun: yes">  all<SPAN

5896:

style="mso-spacerun: yes">  or 

5897:

part of any gain realized 

5898:

by  a<SPAN

5899:

style="mso-spacerun: yes">  U.S.<SPAN

5900:

style="mso-spacerun: yes">  Holder selling or exchanging common

5901:

shares of the Company to be treated as ordinary income rather than capital

5902:

gains.<o:p></o:p>

5903:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5904:

<U><SPAN

5905:

style="FONT-SIZE: 10pt">Passive Foreign Investment Company</U><SPAN

5906:

style="FONT-SIZE: 10pt"><o:p></o:p>

5907:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5908:

As

5909:

a foreign corporation with U.S. Holders, the Company could potentially be

5910:

treated as a passive foreign investment company (“PFIC”), as defined in Section

5911:

1297 of the Code, depending upon the percentage of the Company’s income which is

5912:

passive, or the percentage of the Company’s assets which is held for the purpose

5913:

of producing passive income.<o:p></o:p>

5914:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5915:

<SPAN

5916:

style="FONT-SIZE: 10pt">Certain United States income tax legislation contains

5917:

rules governing PFICs, which can have significant tax effects on U.S.

5918:

shareholders of foreign corporations. 

5919:

These rules do not apply to non-U.S. shareholders.<SPAN

5920:

style="mso-spacerun: yes">  Section 1297(a) of the Code defines PFIC

5921:

as a corporation that is not formed in the United States and, for any taxable

5922:

year, either (i) 75% or more of its gross income is “passive income”, which

5923:

includes interest, dividends and certain rents and royalties or (ii) the average

5924:

percentage, by fair market value (or, if the company is a controlled foreign

5925:

corporation or makes an election, by adjusted tax basis), of its assets that

5926:

produce or are held for the production of 

5927:

“passive income” is 50% or more. 

5928:

The taxation of a US shareholder who owns stock in a PFIC is extremely

5929:

complex and is therefore beyond the scope of this discussion.<SPAN

5930:

style="mso-spacerun: yes">  US persons should consult with their own

5931:

tax advisors with regards to the impact of these rules.<o:p></o:p>

5932:

<U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

5933:

<U><SPAN

5934:

style="FONT-SIZE: 10pt">Controlled Foreign Corporation<o:p></o:p></U>

5935:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5936:

If

5937:

more than 50% of the voting power of all classes of stock or the total value of

5938:

the stock of the Company is owned, directly or indirectly, by citizens or

5939:

residents of the United States, United States domestic partnerships and

5940:

corporations or estates or trusts other than foreign estates or trusts, each of

5941:

whom own 10% or more of the total combined voting power of all classes of stock

5942:

of the Company or the total value of the stock of (“United States shareholder”),

5943:

the Company could be treated as a controlled foreign corporation” under Subpart

5944:

F of the Code.<o:p></o:p>

5945:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5946:

<SPAN

5947:

style="FONT-SIZE: 10pt">This classification would effect many complex results

5948:

including the required inclusion by such United States shareholders in income of

5949:

their pro rata share: of “Subpart F Income” (as specially defined by the Code)

5950:

of the Company; of the Company’s earnings invested in U.S. property; and of

5951:

earnings invested “excess passive assets” (as specifically defined by the Code).

5952:

The Company, In addition, under Section 1248 of the Code, gain from the sale or

5953:

exchange of common shares of the Company by a U.S. person who is or was a United

5954:

States shareholder (as defined in the Code) at any time during the five years

5955:

period ending with the sale or exchange is treated as ordinary dividend income

5956:

to the extent of earnings and profits of the Company attributable to the stock

5957:

sold or exchanged.  Because of the

5958:

complexity of Subpart F, and because it is not clear that the Company is a

5959:

controlled foreign corporation, a more detailed review of these rules is outside

5960:

of the scope of this discussion.<o:p></o:p>

5961:

<B

5962:

style="mso-bidi-font-weight: normal"><U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

5963:

<B

5964:

style="mso-bidi-font-weight: normal"><U>Change in

5965:

Accountants<o:p></o:p></U>

5966:

<SPAN

5967:

style="FONT-SIZE: 10pt; mso-bidi-font-weight: bold"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

5968:

The

5969:

Company changed accountants effective 11/20/01 from Evancic Perrault Robertson,

5970:

Certified General Accountants to KPMG LLP, Chartered Accountants. There were no

5971:

reportable disagreements between the Company and its former auditor and there

5972:

have been no reservations, adverse or qualified opinions, or denial of opinion

5973:

contained in the former auditor’s reports. 

5974:

<o:p></o:p>

5975:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

5976:

The

5977:

resignation of the former auditors and the recommendation to appoint the new

5978:

auditors were considered and approved by the Board of

5979:

Directors.<o:p></o:p>

5980:

<B

5981:

style="mso-bidi-font-weight: normal"><U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

5982:

<B

5983:

style="mso-bidi-font-weight: normal"><U>ITEM 11.

5984:

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK<SPAN

5985:

class=msoDel><DEL cite="mailto:srreid"

5986:

datetime="2002-12-03T14:45">S</DEL></U><SPAN

5987:

style="FONT-SIZE: 10pt; mso-bidi-font-weight: bold"><o:p></o:p>

5988:

<SPAN

5989:

style="FONT-SIZE: 10pt; mso-bidi-font-weight: bold"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

5990:

We

5991:

have operations in Canada, the United States and a number of countries outside

5992:

of the United States and therefore we are subject to risks typical of an

5993:

international business including, but not limited to, differing economic

5994:

conditions, changes in political climate, differing tax structures, other

5995:

regulations and restrictions and foreign exchange rate volatility.<SPAN

5996:

style="mso-spacerun: yes">  Accordingly, our future results could be

5997:

materially adversely affected by changes in these or other

5998:

factors.<o:p></o:p>

5999:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6000:

Our

6001:

capital and mineral exploration expenditures are substantially in U.S. dollars.

6002:

We incur the majority of our administrative expenses in Canadian dollars.<SPAN

6003:

style="mso-spacerun: yes">  We are exposed, in the normal course of

6004:

business, to foreign currency risks on these expenditures. We have evaluated our

6005:

exposure to these risks and have determined that our only significant foreign

6006:

currency exposure at this time is to the U.S. dollar.<SPAN

6007:

style="mso-spacerun: yes">  <o:p></o:p>

6008:

<SPAN

6009:

style="FONT-SIZE: 10pt; FONT-FAMILY: Arial; mso-bidi-font-family: 'Times New Roman'"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

6010:

The

6011:

Company does not engage in hedging transactions and our gains and losses on

6012:

foreign currency transactions are not significant.<o:p></o:p>

6013:

<P class=MsoNormal

6014:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1355"><SPAN

6015:

style="FONT-SIZE: 10pt; mso-bidi-font-weight: bold"><INS cite="mailto:srreid"

6016:

datetime="2002-12-03T13:55"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

6017:

<B

6018:

style="mso-bidi-font-weight: normal"><U><INS

6019:

cite="mailto:srreid" datetime="2002-12-03T13:56"><U>ITEM 12.<SPAN

6020:

style="mso-spacerun: yes">    DESCRIPTION OF SECURITIES

6021:

OTHER THAN DEBT SECURITIES</U></INS></U><SPAN

6022:

style="FONT-SIZE: 10pt; mso-bidi-font-weight: bold"><INS cite="mailto:srreid"

6023:

datetime="2002-12-03T13:56"><o:p></o:p></INS>

6024:

<P class=MsoNormal

6025:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1356"><SPAN

6026:

style="FONT-SIZE: 10pt; mso-bidi-font-weight: bold"><INS cite="mailto:srreid"

6027:

datetime="2002-12-03T13:56"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

6028:

<P class=MsoNormal

6029:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: srreid 20021203T1356"><SPAN

6030:

style="FONT-SIZE: 10pt; mso-bidi-font-weight: bold"><INS cite="mailto:srreid"

6031:

datetime="2002-12-03T13:56">Not applicable</INS><SPAN

6032:

style="mso-prop-change: srreid 20021203T1356"><SPAN

6033:

style="mso-prop-change: srreid 20021203T1356"><o:p></o:p>

6034:

<B

6035:

style="mso-bidi-font-weight: normal"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

6036:

<B

6037:

style="mso-bidi-font-weight: normal">PART

6038:

II<o:p></o:p>

6039:

<P class=MsoNormal

6040:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: pdowad 20021203T1206"><SPAN

6041:

style="FONT-SIZE: 10pt"><INS cite="mailto:pdowad" datetime="2002-12-03T12:06"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

6042:

<U><SPAN

6043:

style="FONT-SIZE: 10pt"><INS

6044:

cite="mailto:pdowad" datetime="2002-12-03T12:06"><U><SPAN

6045:

style="mso-prop-change: pdowad 20021203T1207">ITEM 13.<SPAN

6046:

style="mso-tab-count: 1">    <SPAN

6047:

style="mso-prop-change: pdowad 20021203T1207">DEFAULTS, DIVIDEND ARREARAGES AND

6048:

DELINQUENCIES<SPAN

6049:

style="mso-prop-change: pdowad 20021203T1207"><o:p></o:p></U></INS></U>

6050:

<P class=MsoNormal

6051:

style="TEXT-ALIGN: justify; mso-list: none; mso-list-ins: pdowad 20021203T1207"><SPAN

6052:

style="FONT-SIZE: 10pt"><INS cite="mailto:pdowad" datetime="2002-12-03T12:07"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

6053:

<P class=MsoNormal

6054:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: pdowad 20021203T1207"><SPAN

6055:

style="FONT-SIZE: 10pt"><INS cite="mailto:pdowad"

6056:

datetime="2002-12-03T12:07">Not applicable</INS><o:p></o:p>

6057:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6058:

<B

6059:

style="mso-bidi-font-weight: normal"><U>ITEM

6060:

14.  MATERIAL MODIFICATIONS TO THE

6061:

RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS<o:p></o:p></U>

6062:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6063:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6064:

The

6065:

Company has not materially altered the rights of security holders since the last

6066:

annual report.  <SPAN

6067:

class=msoDel><DEL cite="mailto:srreid" datetime="2002-12-03T13:44">A summary of

6068:

the rights of security holders follows.</DEL><o:p></o:p>

6069:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6070:

<SPAN

6071:

style="FONT-SIZE: 10pt"><INS cite="mailto:pdowad"

6072:

datetime="2002-12-03T12:07"><DEL cite="mailto:srreid"

6073:

datetime="2002-12-03T13:44">[THIS STUFF BELOW SHOULD – IT SEEMS TO ME – BE IN

6074:

ITEM 10.A]</DEL><INS

6075:

datetime="2002-12-03T12:07"><o:p></o:p></INS></INS>

6076:

<P class=MsoNormal

6077:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: pdowad 20021203T1207"><SPAN

6078:

style="FONT-SIZE: 10pt"><INS cite="mailto:pdowad" datetime="2002-12-03T12:07"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

6079:

<P class=MsoNormal

6080:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: pdowad 20021203T1207"><SPAN

6081:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

6082:

datetime="2002-12-03T13:40">The authorized capital of the Registrant is

6083:

100,000,000 common shares without par value of which 10,744,218 were issued and

6084:

outstanding at 10/31/02.</DEL><DEL

6085:

cite="mailto:srreid"

6086:

datetime="2002-12-03T13:40"><o:p></o:p></DEL>

6087:

<SPAN

6088:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

6089:

datetime="2002-12-03T13:40"><![if !supportEmptyParas]> <![endif]></DEL><SPAN

6090:

class=msoDel><DEL cite="mailto:srreid"

6091:

datetime="2002-12-03T13:40"><o:p></o:p></DEL>

6092:

<SPAN

6093:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

6094:

datetime="2002-12-03T13:40">All of the authorized common shares of the

6095:

Registrant are of the same class and, once issued, rank equally as to dividends,

6096:

voting powers, and participation in assets.<SPAN

6097:

style="mso-spacerun: yes">  Holders of common shares are entitled to

6098:

one vote for each share held of record in all matters to be acted upon by the

6099:

shareholders.   Holders of

6100:

common shares are entitled to receive such dividends as may be declared from

6101:

time to time by the Board of Directors, in its discretion, out of funds legally

6102:

available therefore.</DEL><DEL cite="mailto:srreid"

6103:

datetime="2002-12-03T13:40"><o:p></o:p></DEL>

6104:

<SPAN

6105:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

6106:

datetime="2002-12-03T13:40"><![if !supportEmptyParas]> <![endif]></DEL><SPAN

6107:

class=msoDel><DEL cite="mailto:srreid"

6108:

datetime="2002-12-03T13:40"><o:p></o:p></DEL>

6109:

<SPAN

6110:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

6111:

datetime="2002-12-03T13:40">Upon liquidation, dissolution or winding up of the

6112:

Registrant, holders of common shares are entitled to receive pro rata the assets

6113:

of the Registrant, if any, remaining after payments of all debts and

6114:

liabilities.  No shares have been

6115:

issued subject to call or assessment. 

6116:

There are no pre-emptive or conversion rights and no provisions for

6117:

redemption or purchase for cancellation, surrender, or sinking or purchase

6118:

funds.</DEL><DEL cite="mailto:srreid"

6119:

datetime="2002-12-03T13:40"><o:p></o:p></DEL>

6120:

<SPAN

6121:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

6122:

datetime="2002-12-03T13:40"><![if !supportEmptyParas]> <![endif]></DEL><SPAN

6123:

class=msoDel><DEL cite="mailto:srreid"

6124:

datetime="2002-12-03T13:40"><o:p></o:p></DEL>

6125:

<SPAN

6126:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

6127:

datetime="2002-12-03T13:40">The Company is not aware of any Restrictions or

6128:

limitations on the rights of non-resident or foreign owners to hold, vote, or

6129:

receive remittance on the Registrant's securities, other than those discussed in

6130:

"Exchange Controls and Other Limitations Affecting Security

6131:

Holders".</DEL><DEL cite="mailto:srreid"

6132:

datetime="2002-12-03T13:40"><o:p></o:p></DEL>

6133:

<SPAN

6134:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

6135:

datetime="2002-12-03T13:40"><![if !supportEmptyParas]> <![endif]></DEL><SPAN

6136:

class=msoDel><DEL cite="mailto:srreid"

6137:

datetime="2002-12-03T13:40"><o:p></o:p></DEL>

6138:

<SPAN

6139:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

6140:

datetime="2002-12-03T13:40">There are no restrictions on the repurchase or

6141:

redemption of common shares of the Registrant while there is any arrearage in

6142:

the payment of dividends or sinking fund installments.</DEL><SPAN

6143:

class=msoDel><DEL cite="mailto:srreid"

6144:

datetime="2002-12-03T13:40"><o:p></o:p></DEL>

6145:

<SPAN

6146:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

6147:

datetime="2002-12-03T13:40"><![if !supportEmptyParas]> <![endif]></DEL><SPAN

6148:

class=msoDel><DEL cite="mailto:srreid"

6149:

datetime="2002-12-03T13:40"><o:p></o:p></DEL>

6150:

<SPAN

6151:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

6152:

datetime="2002-12-03T13:40">Provisions as to the modification, amendment or

6153:

variation of such shareholder rights or provisions are contained in the

6154:

</DEL><DEL

6155:

cite="mailto:srreid" datetime="2002-12-03T13:40">Company

6156:

Act</DEL><DEL cite="mailto:srreid"

6157:

datetime="2002-12-03T13:40"> of British Columbia.<SPAN

6158:

style="mso-spacerun: yes">  Unless the </DEL><I

6159:

style="mso-bidi-font-style: normal"><DEL cite="mailto:srreid"

6160:

datetime="2002-12-03T13:40">Company Act</DEL><DEL

6161:

cite="mailto:srreid" datetime="2002-12-03T13:40"> or the Registrant's Articles

6162:

or memorandum otherwise provide, any action to be taken by a resolution of the

6163:

members may be taken by an ordinary resolution or by a vote of a majority or

6164:

more of the shares represented at the shareholders' meeting.</DEL><SPAN

6165:

class=msoDel><DEL cite="mailto:srreid"

6166:

datetime="2002-12-03T13:40"><o:p></o:p></DEL>

6167:

<SPAN

6168:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

6169:

datetime="2002-12-03T13:40"><![if !supportEmptyParas]> <![endif]></DEL><SPAN

6170:

class=msoDel><DEL cite="mailto:srreid"

6171:

datetime="2002-12-03T13:40"><o:p></o:p></DEL>

6172:

<SPAN

6173:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

6174:

datetime="2002-12-03T13:40">The Registrant's Articles and the </DEL><I

6175:

style="mso-bidi-font-style: normal"><DEL cite="mailto:srreid"

6176:

datetime="2002-12-03T13:40">B.C. Company Act </DEL><SPAN

6177:

class=msoDel><DEL cite="mailto:srreid" datetime="2002-12-03T13:40">contain

6178:

provisions, which require a "special resolution" for effecting certain corporate

6179:

actions.  Such a "special

6180:

resolution" requires a three-quarters vote of shareholders rather than a simple

6181:

majority for passage.  The principle

6182:

corporate actions that require a "special resolution" include:</DEL><SPAN

6183:

class=msoDel><DEL cite="mailto:srreid"

6184:

datetime="2002-12-03T13:40"><o:p></o:p></DEL>

6185:

<SPAN

6186:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

6187:

datetime="2002-12-03T13:40"><![if !supportEmptyParas]> <![endif]></DEL><SPAN

6188:

class=msoDel><DEL cite="mailto:srreid"

6189:

datetime="2002-12-03T13:40"><o:p></o:p></DEL>

6190:

<SPAN

6191:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

6192:

datetime="2002-12-03T13:40">a. 

6193:

Transferring Company's jurisdiction from British

6194:

Columbia</DEL><DEL cite="mailto:srreid"

6195:

datetime="2002-12-03T13:40"><o:p></o:p></DEL>

6196:

<SPAN

6197:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

6198:

datetime="2002-12-03T13:40">    to another

6199:

jurisdiction;</DEL><DEL cite="mailto:srreid"

6200:

datetime="2002-12-03T13:40"><o:p></o:p></DEL>

6201:

<SPAN

6202:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

6203:

datetime="2002-12-03T13:40">b. 

6204:

Giving material financial assistance to executive

6205:

officers</DEL><DEL cite="mailto:srreid"

6206:

datetime="2002-12-03T13:40"><o:p></o:p></DEL>

6207:

<SPAN

6208:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

6209:

datetime="2002-12-03T13:40">   

6210:

and/or directors;</DEL><DEL

6211:

cite="mailto:srreid"

6212:

datetime="2002-12-03T13:40"><o:p></o:p></DEL>

6213:

<SPAN

6214:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

6215:

datetime="2002-12-03T13:40">c. 

6216:

Material conflicts of interest by Directors;</DEL><SPAN

6217:

class=msoDel><DEL cite="mailto:srreid"

6218:

datetime="2002-12-03T13:40"><o:p></o:p></DEL>

6219:

<SPAN

6220:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

6221:

datetime="2002-12-03T13:40">d. 

6222:

Disposing of all or substantially all of the Company's</DEL><SPAN

6223:

class=msoDel><DEL cite="mailto:srreid"

6224:

datetime="2002-12-03T13:40"><o:p></o:p></DEL>

6225:

<SPAN

6226:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

6227:

datetime="2002-12-03T13:40">   

6228:

undertakings;</DEL><DEL cite="mailto:srreid"

6229:

datetime="2002-12-03T13:40"><o:p></o:p></DEL>

6230:

<SPAN

6231:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

6232:

datetime="2002-12-03T13:40">e. 

6233:

Removing a Director before the expiration of his term

6234:

of</DEL><DEL cite="mailto:srreid"

6235:

datetime="2002-12-03T13:40"><o:p></o:p></DEL>

6236:

<SPAN

6237:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

6238:

datetime="2002-12-03T13:40">   

6239:

office;</DEL><DEL cite="mailto:srreid"

6240:

datetime="2002-12-03T13:40"><o:p></o:p></DEL>

6241:

<SPAN

6242:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

6243:

datetime="2002-12-03T13:40">f. 

6244:

Certain alterations of share capital;</DEL><DEL

6245:

cite="mailto:srreid"

6246:

datetime="2002-12-03T13:40"><o:p></o:p></DEL>

6247:

<SPAN

6248:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

6249:

datetime="2002-12-03T13:40">   

6250:

(1) increasing the number of authorized shares;</DEL><SPAN

6251:

class=msoDel><DEL cite="mailto:srreid"

6252:

datetime="2002-12-03T13:40"><o:p></o:p></DEL>

6253:

<SPAN

6254:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

6255:

datetime="2002-12-03T13:40">   

6256:

(2) subdivision, consolidation and/or changes in

6257:

shares;</DEL><DEL cite="mailto:srreid"

6258:

datetime="2002-12-03T13:40"><o:p></o:p></DEL>

6259:

<SPAN

6260:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

6261:

datetime="2002-12-03T13:40">   

6262:

(3) reduction in capital</DEL><DEL

6263:

cite="mailto:srreid"

6264:

datetime="2002-12-03T13:40"><o:p></o:p></DEL>

6265:

<SPAN

6266:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

6267:

datetime="2002-12-03T13:40">g. 

6268:

Changing the Company name;</DEL><DEL

6269:

cite="mailto:srreid"

6270:

datetime="2002-12-03T13:40"><o:p></o:p></DEL>

6271:

<SPAN

6272:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

6273:

datetime="2002-12-03T13:40">h. 

6274:

Altering any restrictions on the Company's business;

6275:

and</DEL><DEL cite="mailto:srreid"

6276:

datetime="2002-12-03T13:40"><o:p></o:p></DEL>

6277:

<SPAN

6278:

style="FONT-SIZE: 10pt"><DEL cite="mailto:srreid"

6279:

datetime="2002-12-03T13:40">i. 

6280:

Amalgamations with another company.</DEL><DEL

6281:

cite="mailto:srreid"

6282:

datetime="2002-12-03T13:40"><o:p></o:p></DEL>

6283:

<U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

6284:

<B

6285:

style="mso-bidi-font-weight: normal">PART

6286:

III<o:p></o:p>

6287:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6288:

<B

6289:

style="mso-bidi-font-weight: normal"><U>ITEM

6290:

17.  FINANCIAL

6291:

STATEMENTS</U><o:p></o:p>

6292:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6293:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6294:

The

6295:

Company's financial statements are stated in Canadian Dollars (CDN$)

6296:

and are prepared in accordance with Canadian Generally Accepted Accounting

6297:

Principles (GAAP), the application of which, in the case of the Company,

6298:

conforms in all material respects for the periods presented with US  GAAP,

6299:

except as disclosed in footnotes to the financial

6300:

statements.<o:p></o:p>

6301:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6302:

The

6303:

audited financial statements for the year ended May 31, 2002 as required under

6304:

ITEM #17 are included hereto immediately following the text of this annual

6305:

report. The audit report of KPMG LLP, Independent Auditors, are included herein

6306:

immediately preceding the financial statements.<INS cite="mailto:pdowad"

6307:

datetime="2002-12-03T12:08"><o:p></o:p></INS>

6308:

<P class=MsoNormal

6309:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: pdowad 20021203T1208"><SPAN

6310:

style="FONT-SIZE: 10pt"><INS cite="mailto:pdowad" datetime="2002-12-03T12:08"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

6311:

<P class=MsoNormal

6312:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: pdowad 20021203T1208"><U><SPAN

6313:

style="FONT-SIZE: 10pt"><INS

6314:

cite="mailto:pdowad" datetime="2002-12-03T12:08"><U><SPAN

6315:

style="mso-prop-change: pdowad 20021203T1208">I<SPAN

6316:

style="mso-prop-change: pdowad 20021203T1208">TEM 18.<SPAN

6317:

style="mso-tab-count: 1">    <SPAN

6318:

style="mso-prop-change: pdowad 20021203T1208">FINANCIAL STATEMENTS<SPAN

6319:

style="mso-prop-change: pdowad 20021203T1208"><o:p></o:p></U></INS></U>

6320:

<P class=MsoNormal

6321:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: pdowad 20021203T1208"><SPAN

6322:

style="FONT-SIZE: 10pt"><INS cite="mailto:pdowad" datetime="2002-12-03T12:08"><![if !supportEmptyParas]> <![endif]><o:p></o:p></INS>

6323:

<P class=MsoNormal

6324:

style="TEXT-INDENT: 0in; TEXT-ALIGN: justify; mso-text-indent-alt: 0in; mso-list: none; mso-list-ins: pdowad 20021203T1208"><SPAN

6325:

style="FONT-SIZE: 10pt"><INS cite="mailto:pdowad"

6326:

datetime="2002-12-03T12:08">Not applicable.<SPAN

6327:

style="mso-spacerun: yes">  The Company has elected to file under

6328:

Item 17.</INS><o:p></o:p>

6329:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6330:

<B

6331:

style="mso-bidi-font-weight: normal"><U>ITEM

6332:

19. 

6333:

EXHIBITS<o:p></o:p></U>

6334:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6335:

<B

6336:

style="mso-bidi-font-weight: normal"><U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

6337:

<B

6338:

style="mso-bidi-font-weight: normal"><U>(A)

6339:

Audited Financial Statements<o:p></o:p></U>

6340:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6341:

<P class=MsoNormal

6342:

style="MARGIN-LEFT: 0.25in; TEXT-INDENT: -0.25in; TEXT-ALIGN: justify; tab-stops: list .25in; mso-text-indent-alt: -.25in; mso-list: l2 level1 lfo11; mso-list-change: \F0D8 pdowad 20021203T1127"><![if !supportLists]><SPAN

6343:

style="FONT-SIZE: 10pt; FONT-FAMILY: Wingdings">Ø<SPAN

6344:

style="FONT: 7pt 'Times New Roman'">      

6345:

<![endif]>Auditor's Report, dated

6346:

October 18, 2002<o:p></o:p>

6347:

<P class=MsoNormal

6348:

style="MARGIN-LEFT: 0.25in; TEXT-INDENT: -0.25in; TEXT-ALIGN: justify; tab-stops: list .25in; mso-text-indent-alt: -.25in; mso-list: l22 level1 lfo12; mso-list-change: \F0D8 pdowad 20021203T1127"><![if !supportLists]><SPAN

6349:

style="FONT-SIZE: 10pt; FONT-FAMILY: Wingdings">Ø<SPAN

6350:

style="FONT: 7pt 'Times New Roman'">      

6351:

<![endif]><INS cite="mailto:pdowad"

6352:

datetime="2002-12-03T12:09">C</INS><DEL cite="mailto:pdowad"

6353:

datetime="2002-12-03T12:09">B</DEL><INS cite="mailto:pdowad"

6354:

datetime="2002-12-03T12:09">onsolidated B</INS>alance Sheets at May 31, 2002 and

6355:

2001 <o:p></o:p>

6356:

<P class=MsoNormal

6357:

style="MARGIN-LEFT: 0.25in; TEXT-INDENT: -0.25in; TEXT-ALIGN: justify; tab-stops: list .25in; mso-text-indent-alt: -.25in; mso-list: l8 level1 lfo13; mso-list-change: \F0D8 pdowad 20021203T1127"><![if !supportLists]><SPAN

6358:

style="FONT-SIZE: 10pt; FONT-FAMILY: Wingdings">Ø<SPAN

6359:

style="FONT: 7pt 'Times New Roman'">      

6360:

<![endif]><INS cite="mailto:pdowad"

6361:

datetime="2002-12-03T12:09">Consolidated </INS>Statements of Operations and

6362:

Deficit<o:p></o:p>

6363:

<SPAN

6364:

style="FONT-SIZE: 10pt">   for

6365:

the Year<INS cite="mailto:pdowad" datetime="2002-12-03T12:09">s</INS> ended May

6366:

31, 2002, 2001 and 2000<o:p></o:p>

6367:

<P class=MsoNormal

6368:

style="MARGIN-LEFT: 0.25in; TEXT-INDENT: -0.25in; TEXT-ALIGN: justify; tab-stops: list .25in; mso-text-indent-alt: -.25in; mso-list: l12 level1 lfo14; mso-list-change: \F0D8 pdowad 20021203T1127"><![if !supportLists]><SPAN

6369:

style="FONT-SIZE: 10pt; FONT-FAMILY: Wingdings">Ø<SPAN

6370:

style="FONT: 7pt 'Times New Roman'">      

6371:

<![endif]><INS cite="mailto:pdowad"

6372:

datetime="2002-12-03T12:10">Consolidated </INS>Statements of <SPAN

6373:

class=msoDel><DEL cite="mailto:pdowad" datetime="2002-12-03T12:09">Changes in

6374:

</DEL>Cash Flows<o:p></o:p>

6375:

<SPAN

6376:

style="FONT-SIZE: 10pt">   for

6377:

the Years ended May 31, 2002, 2001 and 2000<o:p></o:p>

6378:

<P class=MsoNormal

6379:

style="MARGIN-LEFT: 0.25in; TEXT-INDENT: -0.25in; TEXT-ALIGN: justify; tab-stops: list .25in; mso-text-indent-alt: -.25in; mso-list: l27 level1 lfo15; mso-list-change: \F0D8 pdowad 20021203T1127"><![if !supportLists]><SPAN

6380:

style="FONT-SIZE: 10pt; FONT-FAMILY: Wingdings">Ø<SPAN

6381:

style="FONT: 7pt 'Times New Roman'">      

6382:

<![endif]>Notes to <SPAN

6383:

class=msoDel><DEL cite="mailto:pdowad" datetime="2002-12-03T12:10">the

6384:

</DEL><INS cite="mailto:pdowad" datetime="2002-12-03T12:10">Consolidated

6385:

</INS>Financial Statements<o:p></o:p>

6386:

<B

6387:

style="mso-bidi-font-weight: normal"><U><![if !supportEmptyParas]><![endif]> <o:p></o:p></U>

6388:

<B

6389:

style="mso-bidi-font-weight: normal"><U>(B)<SPAN

6390:

style="mso-spacerun: yes">  Additions to

6391:

exhibits<o:p></o:p></U>

6392:

<SPAN

6393:

style="FONT-SIZE: 10pt"><SPAN

6394:

style="mso-spacerun: yes">                                                            

6395:

<o:p></o:p>

6396:

<SPAN

6397:

style="FONT-SIZE: 10pt">     1.<SPAN

6398:

style="mso-spacerun: yes">  Certificate of Incorporation, Name

6399:

Changes<o:p></o:p>

6400:

<SPAN

6401:

style="FONT-SIZE: 10pt"><SPAN

6402:

style="mso-spacerun: yes">        

6403:

and Articles/By-Laws of the Company.<o:p></o:p>

6404:

--

6405:

Included by reference of 20F Registration Statement Amendment #2

6406:

--<o:p></o:p>

6407:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6408:

<SPAN

6409:

style="FONT-SIZE: 10pt">    

6410:

2.  Instruments defining the

6411:

rights of holders<o:p></o:p>

6412:

<SPAN

6413:

style="FONT-SIZE: 10pt"><SPAN

6414:

style="mso-spacerun: yes">        

6415:

of equity or debt securities being registered.<o:p></o:p>

6416:

--

6417:

Included by reference of 20F Registration Statement Amendment #2

6418:

--<o:p></o:p>

6419:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6420:

<SPAN

6421:

style="FONT-SIZE: 10pt">    

6422:

3.  Other

6423:

Exhibits:<o:p></o:p>

6424:

<P class=MsoNormal

6425:

style="MARGIN-LEFT: 83.25pt; TEXT-INDENT: -83.25pt; TEXT-ALIGN: justify; tab-stops: list 83.25pt; mso-text-indent-alt: -21.0pt; mso-list: l25 level1 lfo3; mso-list-change: '%1\:1\:4\:\.' pdowad 20021203T1127"><![if !supportLists]><SPAN

6426:

style="FONT-SIZE: 10pt">a.<SPAN

6427:

style="FONT: 7pt 'Times New Roman'">     

6428:

<![endif]>Notice/Information

6429:

Circular for Annual General Meetings<o:p></o:p>

6430:

<SPAN

6431:

style="FONT-SIZE: 10pt">   held

6432:

November 14, 2002 -- Included by reference Form 6K --<o:p></o:p>

6433:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6434:

<![if !supportEmptyParas]><![endif]> <o:p></o:p> <SPAN

6435:

style="FONT-SIZE: 10pt; FONT-FAMILY: 'Courier New'; mso-fareast-font-family: 'Times New Roman'; mso-bidi-font-family: 'Times New Roman'; mso-font-kerning: 14.0pt; mso-ansi-language: EN-US; mso-fareast-language: EN-US; mso-bidi-language: AR-SA"><BR

6436:

style="PAGE-BREAK-BEFORE: always; mso-special-character: line-break"

6437:

clear=all>

6438:

<![if !supportEmptyParas]><![endif]> <SPAN

6439:

style="FONT-SIZE: 10pt"><o:p></o:p>

6440:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6441:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6442:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6443:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6444:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6445:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6446:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6447:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6448:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6449:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6450:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6451:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6452:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6453:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6454:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6455:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6456:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6457:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6458:

SIGNATURE PAGE

6459:

<SPAN

6460:

style="FONT-SIZE: 10pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

6461:

<SPAN

6462:

style="FONT-SIZE: 10pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

6463:

<SPAN

6464:

style="FONT-SIZE: 10pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

6465:

<SPAN

6466:

style="FONT-SIZE: 10pt">Pursuant to the requirements of section 12g of the

6467:

Securities Exchange Act of 1934, the Registrant certifies that it meets all of

6468:

the requirements for filing on Form 20-F and has duly caused this Annual Report

6469:

to its Registration Statement to be signed on its behalf by the undersigned,

6470:

thereunto duly authorized.<o:p></o:p>

6471:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6472:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6473:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6474:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6475:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6476:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6477:

<U><SPAN

6478:

style="FONT-SIZE: 10pt">Calais Resources Inc.: SEC File No.

6479:

0-29392<o:p></o:p></U>

6480:

<SPAN

6481:

style="FONT-SIZE: 10pt">Registrant<o:p></o:p>

6482:

<SPAN

6483:

style="FONT-SIZE: 10pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

6484:

<SPAN

6485:

style="FONT-SIZE: 10pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

6486:

<SPAN

6487:

style="FONT-SIZE: 10pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

6488:

<SPAN

6489:

style="FONT-SIZE: 10pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

6490:

<SPAN

6491:

style="FONT-SIZE: 10pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

6492:

<SPAN

6493:

style="FONT-SIZE: 10pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

6494:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6495:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6496:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6497:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6498:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6499:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6500:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6501:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6502:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6503:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6504:

<SPAN

6505:

style="FONT-SIZE: 10pt">Dated <U>NOVEMBER 22 ,2002 </U><SPAN

6506:

style="mso-spacerun: yes"> <SPAN

6507:

style="mso-tab-count: 2">          

6508:

By<U>   “ART DAHER”

6509:

       <SPAN

6510:

style="mso-spacerun: yes">  <SPAN

6511:

style="mso-tab-count: 1">    <o:p></o:p></U>

6512:

<SPAN

6513:

style="FONT-SIZE: 9pt; mso-bidi-font-size: 10.0pt"><SPAN

6514:

style="mso-tab-count: 4">                          

6515:

    <SPAN

6516:

style="mso-tab-count: 1">   <SPAN

6517:

style="mso-spacerun: yes">  <SPAN

6518:

style="mso-tab-count: 1">     <SPAN

6519:

style="mso-spacerun: yes">   Art Daher,

6520:

Secretary/Director<o:p></o:p>

6521:

<B

6522:

style="mso-bidi-font-weight: normal"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

6523:

<B

6524:

style="mso-bidi-font-weight: normal"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

6525:

<B

6526:

style="mso-bidi-font-weight: normal"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

6527:

<B

6528:

style="mso-bidi-font-weight: normal"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

6529:

<B

6530:

style="mso-bidi-font-weight: normal"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

6531:

<B

6532:

style="mso-bidi-font-weight: normal"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

6533:

<B

6534:

style="mso-bidi-font-weight: normal"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

6535:

<B

6536:

style="mso-bidi-font-weight: normal"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

6537:

<B

6538:

style="mso-bidi-font-weight: normal"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

6539:

<SPAN

6540:

style="FONT-SIZE: 10pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p> <B

6541:

style="mso-bidi-font-weight: normal"><SPAN

6542:

style="FONT-SIZE: 10pt; FONT-FAMILY: 'Courier New'; mso-fareast-font-family: 'Times New Roman'; mso-bidi-font-family: 'Times New Roman'; mso-font-kerning: 14.0pt; mso-ansi-language: EN-US; mso-fareast-language: EN-US; mso-bidi-language: AR-SA"><BR

6543:

style="PAGE-BREAK-BEFORE: always; mso-special-character: line-break"

6544:

clear=all>

6545:

<![if !supportEmptyParas]><![endif]> <B

6546:

style="mso-bidi-font-weight: normal"><SPAN

6547:

style="FONT-SIZE: 10pt"><o:p></o:p>

6548:

<B

6549:

style="mso-bidi-font-weight: normal"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

6550:

<B

6551:

style="mso-bidi-font-weight: normal"><SPAN

6552:

style="FONT-SIZE: 10pt">CERTIFICATIONS<o:p></o:p>

6553:

<B

6554:

style="mso-bidi-font-weight: normal"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

6555:

<SPAN

6556:

style="FONT-SIZE: 10pt"><![if !supportEmptyParas]><![endif]> <o:p></o:p>

6557:

I, CERTIFY

6558:

THAT:<o:p></o:p>

6559:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6560:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6561:

<P class=MsoList

6562:

style="TEXT-INDENT: -0.25in; tab-stops: list .25in; mso-text-indent-alt: -.25in; mso-list: l19 level1 lfo7; mso-list-change: '%1\:1\:0\:\.' pdowad 20021203T1127"><![if !supportLists]><SPAN

6563:

style="FONT-SIZE: 10pt">1.<SPAN

6564:

style="FONT: 7pt 'Times New Roman'">   

6565:

<![endif]>I HAVE REVIEWED THIS

6566:

ANNUAL REPORT ON Form 20-F of Calais Resources Inc.<o:p></o:p>

6567:

<P class=MsoNormal

6568:

style="MARGIN-LEFT: 0.25in; TEXT-INDENT: -0.25in; tab-stops: list .25in; mso-text-indent-alt: -.25in; mso-list: l19 level1 lfo7; mso-list-change: '%1\:2\:0\:\.' pdowad 20021203T1127"><![if !supportLists]><SPAN

6569:

style="FONT-SIZE: 10pt">2.<SPAN

6570:

style="FONT: 7pt 'Times New Roman'">   

6571:

<![endif]>Based on my knowledge,

6572:

this annual report does not contain any untrue statement of a material fact or

6573:

omit to state a material fact necessary to make the statements made, in light of

6574:

the circumstances under which such statements were made, not misleading with

6575:

respect to the period covered by this annual report; and<o:p></o:p>

6576:

<P class=MsoNormal

6577:

style="MARGIN-LEFT: 0.25in; TEXT-INDENT: -0.25in; tab-stops: list .25in; mso-text-indent-alt: -.25in; mso-list: l19 level1 lfo7; mso-list-change: '%1\:3\:0\:\.' pdowad 20021203T1127"><![if !supportLists]><SPAN

6578:

style="FONT-SIZE: 10pt">3.<SPAN

6579:

style="FONT: 7pt 'Times New Roman'">   

6580:

<![endif]>Based on my knowledge, the

6581:

financial statements, and other financial information included in this annual

6582:

report, fairly present in all material respects the financial condition, results

6583:

of operations and cash flows of the registrant as of, and for, the periods

6584:

presented in this annual report.<o:p></o:p>

6585:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6586:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6587:

Date: November 22, 2002<SPAN

6588:

style="mso-tab-count: 2">      

6589:

<U>/s/_”MELVIN MARTIN”________________<o:p></o:p></U>

6590:

<SPAN

6591:

style="mso-tab-count: 6">                                   

6592:

MELVIN MARTIN / Director<o:p></o:p>

6593:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6594:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6595:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6596:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6597:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6598:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6599:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6600:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6601:

I, CERTIFY

6602:

THAT:<o:p></o:p>

6603:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6604:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6605:

<P class=MsoList

6606:

style="TEXT-INDENT: -0.25in; tab-stops: list .25in; mso-text-indent-alt: -.25in; mso-list: l19 level1 lfo7; mso-list-change: '%1\:4\:0\:\.' pdowad 20021203T1127"><![if !supportLists]><SPAN

6607:

style="FONT-SIZE: 10pt">4.<SPAN

6608:

style="FONT: 7pt 'Times New Roman'">   

6609:

<![endif]>I HAVE REVIEWED THIS

6610:

ANNUAL REPORT ON Form 20-F of Calais Resources Inc.<o:p></o:p>

6611:

<P class=MsoNormal

6612:

style="MARGIN-LEFT: 0.25in; TEXT-INDENT: -0.25in; tab-stops: list .25in; mso-text-indent-alt: -.25in; mso-list: l19 level1 lfo7; mso-list-change: '%1\:5\:0\:\.' pdowad 20021203T1127"><![if !supportLists]><SPAN

6613:

style="FONT-SIZE: 10pt">5.<SPAN

6614:

style="FONT: 7pt 'Times New Roman'">   

6615:

<![endif]>Based on my knowledge,

6616:

this annual report does not contain any untrue statement of a material fact or

6617:

omit to state a material fact necessary to make the statements made, in light of

6618:

the circumstances under which such statements were made, not misleading with

6619:

respect to the period covered by this annual report; and<o:p></o:p>

6620:

<P class=MsoNormal

6621:

style="MARGIN-LEFT: 0.25in; TEXT-INDENT: -0.25in; tab-stops: list .25in; mso-text-indent-alt: -.25in; mso-list: l19 level1 lfo7; mso-list-change: '%1\:6\:0\:\.' pdowad 20021203T1127"><![if !supportLists]><SPAN

6622:

style="FONT-SIZE: 10pt">6.<SPAN

6623:

style="FONT: 7pt 'Times New Roman'">   

6624:

<![endif]>Based on my knowledge, the

6625:

financial statements, and other financial information included in this annual

6626:

report, fairly present in all material respects the financial condition, results

6627:

of operations and cash flows of the registrant as of, and for, the periods

6628:

presented in this annual report.<o:p></o:p>

6629:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6630:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6631:

Date: November 22, 2002<SPAN

6632:

style="mso-tab-count: 2">       <U>/s/_”ART

6633:

DAHER”____________<o:p></o:p></U>

6634:

<SPAN

6635:

style="mso-tab-count: 6">                                   

6636:

ART DAHER / Secretary/Director<o:p></o:p>

6637:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6638:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6639:

<![if !supportEmptyParas]><![endif]> <o:p></o:p>

6640:

<P

6641:

class=MsoNormal><![if !supportEmptyParas]><![endif]> <o:p></o:p> </BODY></HTML>

 6642: