Form 20-F/A
period 2002-05-31
CALAIS RESOURCES INC
filed 2002-12-09
CIK 1044650

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(mark one)

___ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2002

OR

___ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 0-29392

CALAIS RESOURCES INC.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

P.O. Box 427, Chilliwack, British Columbia V2P 6J7

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 10,676,718

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes XXX No ___

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 XXX Item 18 ___

Index to Exhibits on Page

CALAIS RESOURCES INC.

TABLE OF CONTENTS

PART I

Item 1. Identity of Directors, Senior Management and Advisers........... n/a03

Item 2. Offer Statistics and Expected Timetable........ n/a03

Item 7. Major Shareholders & Related Party

Item 11. Quantitative and Qualitative Disclosures

About Market Risk.............................. 32

Item 12. Description of Securities Other than Equity

Securities..................................... n/a32

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies n/a33

Item 14. Material Modifications to the Rights of Security

Holders and Use of Proceeds.................... 33

PART III

Item 17. Financial Statements........................... 34

Item 18. Financial Statements........................... n/a34

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected historical financial data

The selected financial data as of and for the Company for Fiscal year ended May 31, 2002 is derived from the financial statements of the Company which have been audited by KPMG LLP, Independent Accountants, as indicated in their auditors report which is included elsewhere in this report. The selected financial data as at May 31, 2001 and for the years ended May 31, 2001 and 2000 have been extracted from the financial statements of the Company included herein, which financial statements were audited by other auditors. The selected financial data as of May 31, 2000, 1999 and 1998 and for the years ended May 31, 1999 and 1998 has been extracted from financial statements not included herein.

The selected financial data should be read in conjunction with the consolidated financial statements and other financial information included elsewhere in this report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

The following selected financial data is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP, except as disclosed in footnotes to the financial statements.

Selected Financial Data

(CDN$ in 000, except per share data)

	Year Ended 5/31/02	Year Ended 5/31/01	Year Ended 5/31/00	Year Ended 5/31/99	Year Ended 5/31/98
Canadian GAAP Revenues	$0	$0	$0	$0	$0
Loss for the year	($551)	($748)	($11,795)	($619)	($856)
Loss per Share	($0.05)	($0.08)	($1.24)	($0.07)	($0.11)
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Wtg. Avg. Shares (000)	10,185	9,618	9,505	9,126	7,943

Working Capital Deficiency	($2,625)	($1,262)	($5,241)	($5,334)	($2,567)
Long-Term Debt	$5,097	$5,721	$0	$0	$0
Mineral Properties	$12,681	$12,203	$12,069	$21,589	$15,050
Shareholders Equity	$5,086	$5,390	$6,078	$17,873	$15,147
Total Assets	$13,166	$12,788	$12,799	$24,306	$18,865

US GAAP Mineral Properties (3)	$0	$0	$0	$0	$0
US GAAP Shareholders deficiency	($7,596)	($6,813)	($5,992)	($3,716)	$97
US GAAP Total Assets	$485	$585	$729	$2,716	$3,815

US GAAP Net Loss (1), (2)	($964)	($1,004)	($2,275)	($7,159)	($10,744)
US GAAP EPS	($0.09)	($0.10)	($0.24)	($0.78)	($1.35)

Cumulative Net Loss since incorporation is ($29,546).

Canadian GAAP Net Loss hasve been adjusted to US GAAP for the following:
Canadian GAAP Net Loss	($551)	($748)	($11,795)	($619)	($856)
Expensed exploration costs	(479)	(446)	(1,879)	(6,540)	(9,888)
Previously expensed costs under U.S. GAAP written off for Canadian GAAP		313	11,399
Stock-based compensation	66	(124)

US GAAP Net Loss	($964)	($1,004)	($2,275)	($7,159)	($10,744)

Amounts capitalized under Canadian GAAP have been adjusted to US GAAP as follows:
Canadian GAAP Mineral Properties	12,681	12,203	12,070	21,589	15,050
Cumulative Expensed exploration costs	(12,681)	(12,203)	(12,070)	(21,589)	(15,050)
US GAAP Mineral Properties	$0	$0	$0	$0	$0

B. Exchange Rates

The following table sets forth the high and low rate of exchange for the Canadian Dollar to the U.S. dollar at the end of each of the five most recent fiscal years ended May 31st, the average rates for the year, and the range of high and low rates for each yearmonth in the last six months ended October 31, 2002.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.   The average rate means the average of the exchange rates on the last day of each month during the period.

 U.S. Dollar/Canadian Dollar

Average High Low

Month Ended 10/31/02 1.60 1.56

Month Ended 09/30/02 1.59 1.55

Month Ended 08/31/02 1.60 1.55

Month Ended 07/31/02 1.60 1.51

Month Ended 06/30/02 1.55 1.50

Month Ended 05/31/02 1.57 1.53

Fiscal Year Ended 05/31/02 1.57 1.60 1.52

Fiscal Year Ended 05/31/01 1.52 1.58 1.47

Fiscal Year Ended 05/31/00 1.47 1.51 1.44

Fiscal Year Ended 05/31/99 1.51 1.58 1.45

Fiscal Year Ended 05/31/98 1.14 1.46 1.37

The current rate of exchange was 1.58 on October 31, 2002.

C. Capitalization and indebtedness

Not applicable.

D. Reasons for the offer and use of proceeds.

Not applicable.

E. Risk factors

Investors should carefully consider the risks and uncertainties described below before making an investment decision. If any of the following risks actually occur, our business, financial condition or operating results could be materially harmed. This could cause the trading price of our common shares to decline, and you may lose all or part of your investment.

Risks Associated With Our Financial Results:

Our consolidated financial statements have been prepared on the going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent up the Company achieving profitable operations to generate sufficient cash flows to fund continued operations, or, in the absence of adequate cash flows from operations, obtaining additional financing.

The Company has reported losses and negative cash flows from operations in the last three years. Management has commenced activities to obtain additional financing for its operations, however, such financing is not assured.

Risks Associated With Our Business And Operations

We cannot be sure we will be able to locate proven and probable reserves from our existing properties or future properties nor can we determine if, once located, it will be economically feasible to recovery the minerals. Proven and probable reserves are difficult to determine without further exploration of our properties. This exploration is subject to obtaining sufficient financing to carry out the exploration program, which financing is not assured. Without, sufficient financing, additional exploration activities cannot commence. Upon determination of proven and probable reserves, there is risk such reserves may not be significantly large enough or easily accessible to justify the economic cost of recovery of the reserves.

Title to mineral resources in certain jurisdictions may be difficult to assert. The Company exercises significant due diligence in researching, assembling and verifying claims to mineral exploration titles. The company operates in various foreign jurisdictions in which title cannot always be assured.

Since we operate in several foreign jurisdictions, we face financial risks associated with currency fluctuations and other risks relating to our international operations which may adversely impact our business and results of operations. While we expect our international revenues and expenses to be denominated predominantly in US dollars, a portion of our international revenues and expenses may be denominated in other foreign currencies in the future. Accordingly, we could experience the risks of fluctuating currencies and could choose to engage in currency hedging activities, which may be unsuccessful and expensive.

Risks Which May Affect The Value Of Calais Shares

The exercise of our existing outstanding warrants and options and the number of shares available for future issuance may substantially dilute the value of our common shares. We have 100,000,000 shares of Common Stock authorized, of which 10,676,718 were outstanding at May 31, 2002 and an additional 1,574,053 shares have been reserved for issuance upon the exercise of outstanding options or warrants as of such date. Although our Board of Directors has no present intention to do so, it has the authority, without action by the shareholders, to issue authorized and unissued shares of Common Stock. Any series of Preferred Stock, if and when established and issued, could also have rights superior to shares of our Common Stock, particularly in regard to voting, the payment of dividends and upon liquidation of Calais.

 ITEM 4. Information on the Company

A. History and Development of the Company

Calais Resources Inc. (the "Registrant" or the "Company") is engaged in the exploration and, when warranted, development of natural resource properties. The Companys primary properties are the Manhattan Properties in Nevada, the Hendricks Claims in Colorado and the north Veraguas District mineral concessions in the Republic of Panama.

The Company's head office is located at 9482 Williams St., Chilliwack, British Columbia, Canada V2P 5G1; the contact person is Art Daher, Secretary and Director; the telephone number is (604) 795-3383 and the facsimile number is (604) 792-3676.

The Company's common shares trade on the OTCBB under trading symbol "CAAUF". The Company's fiscal year ends May 31st.

The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP); nevertheless, the consolidated financial statements conform in all material respects with US GAAP, except as disclosed in footnotes to the financial statements.

Herein, all references to "$" and "CDN$" refer to Canadian Dollars and all references to "US$" refer to United States Dollars. Unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). All references to common shares refer to the Company's Common Shares without Par Value unless otherwise indicated.

The information contained in this Annual Report is current as at October 31,2002, except where a different date is specified.

The Company has no mineral properties, which are producing revenue. The Companys operations consist of searching for commercially viable reserves. The Company has not developed any mineral properties to date. The Colorado properties do have proven and probable reserves.

Incorporation/Name Change

The Company was incorporated in British Columbia, Canada, on December 30, 1986 under the name "Millennium Resources Inc.". Effective March 19, 1992, the name was changed to "Calais Resources Inc.".

Stock Consolidation/Split

Effective March 19 1992, the Company consolidated its common shares on a one-for-five basis. All references to the number of shares or per share data refer to post-consolidation figures unless otherwise indicated.

Fiscal 2002 Natural Resource Property Acquisition/Exploration

During Fiscal 2002, the Company continued to work on raising capital. A detailed exploration program for each property has been professionally prepared. The second of four annual payments was made for the additional ownership in the Nevada Manhattan Agreement of Fiscal 2000. The Company plans to commence surface mapping and sampling programs, followed by a surface diamond drill program for its Nevada Manhattan District property in January 2003, subject to raising additional capital. The Company also has plans to commence a surface diamond drill program at its Consolidated Caribou Mines project in April 2003. A modest surface mapping and sampling program is planned for the Panama project, followed by a diamond drill program. All of these projects will be influenced by the success of financing efforts.

Fiscal 2001 Natural Resource Property Acquisition/Exploration

During Fiscal 2001, the Company continued to work on raising capital for exploration purposes. A detailed exploration program for each property has been professionally prepared. The Company had planned to commence surface mapping and sampling programs, followed by a surface diamond drill program for its Nevada Manhattan District property in February 2002. This did not proceed due to lack of capital. The Company had planned to commence a surface diamond drill program at its Consolidated Caribou Mines project in June 2002. This also did not proceed due to lack of capital. A modest surface mapping and sampling program was planned for the Panama project, followed by a diamond drill program. All of these projects were influenced by the lack of success in financing efforts.

Fiscal 2002 Financing

During 2002, the Company secured a US $1,200,000 loan from Peak National Bank which was used to pay shareholder loans, trade accounts payable, and other long term debts as well as finance 2002 operations.

Fiscal 2001 Financing

The Company relied on personal loans from certain directors and their family members to help fund monthly overhead. The Company secured a US $200,000 loan from Peak National Bank of Nederland, Colorado on November 7, 2000. The Company also sold used RC drill equipment that was determined to be of no use for future exploration programs.

See Item 4D. "Property, Plant and Equipment" regarding significant events in the development of the Companys business and capital expenditures over the last three years.

B. Business Overview

2001/2002 Exploration & Development Programs

The Company is in the business of researching, acquiring, exploring and, when warranted, developing mineral properties.

The corporate philosophy has been to seek out and acquire potential gold mineral properties in North America. The objective being to acquire an entire district that has 1 million ounces plus commercial potential and is historically beyond the grass-root level in its development.

The Company then endeavors to acquire the rights to the prospective and surrounding claims. It then proceeds through a due diligence period to the commencement of a full scientific analysis of the district, followed by an exploration and development program. Suitable results at each step in the process are a prerequisite to further development. Upon suitable development of a mineral deposit and reserve, the Company will then make the decision to either proceed with the mining thereof, to joint venture with a major mining company, or to sell outright.

The Company now has three projects at various stages of exploration.

Caribou Consolidated District, Colorado:

The Caribou Consolidated District, located in Colorado, is a 3.5 square mile consolidated precious metals district. Historic production in the district dates back to 1869. Production between 1977 and 1985 totaled $5 million through small scale exploration development work and old mine dump reclamation. The district consists of three modern surface plants, roads, power lines and is fully permitted. 140,000 feet of diamond drilling has been completed to-date with a modern core library. All data is in the Vulcan/Maptek program and has an extensive database. The mine has high grade vein widths from 3 feet to 50 feet, going to significant depths and significant strike lengths. The Caribou district has recorded production dating back to 1869 of 300,000 oz. Gold and 20,000,000 silver. The next drill program may expand its resources to + 1 million ounces of gold and 30/40 million ounces of silver. It may also potentially reveal several new undeveloped targets.

Nevada Manhattan District/Nye County, Nevada:

The Nevada Manhattan District is a 4 square mile district. Its historic production dates back to 1860. Several high-grade gold mines consisting of the White Caps, Bath, Earl, and Union Consolidated mines are located within this district. Newmont is a very attractive mine, situated immediately to the South of the Manhattan and Midway projects. The Barrick and Echo Bay mines, including the Round Mountain site, are large scale production operations directly to the North of the Manhattan district. The past ten years have been spent consolidating the district. For the past three years, much energy has been spent developing a geologic model for a core drilling program that will potentially hit a large buried intrusive gold ore body. It is a gold feeder zone for the district. An extensive database is ready for review. Upon receipt of adequate funding, a drill program will be ready to commence with Q-West Drilling within a two month period.

Faja de Oro District/Republic of Panama:

The Faja de Oro district is a 61,000 acre mineral concession. Its historic gold production dates back to 1200 A D. No one has ever completed a modern day, professionally run exploration program to find the source of placer gold that is found throughout the extensive river system and ocean placers. There has been 300,000 ounces of placer gold produced from crude techniques. Calais has generated a geologic database that will be used for exploration programs that have an excellent chance in locating high-grade gold veins and possible stockwork/porphyry type gold deposits. This property is located between the Teek/Adrian concessions to the east and the Cerro Colorado discoveries to the west. The Faja de Oro is a major east, west structural trend.

 Sources of Funds

At 10/31/02 the Company had stock options outstanding entitling the holders to acquire 965,250 shares at an exercise price of Cdn $0.45 per share and 60,000 shares at an exercise price of Cdn $0.77. The Company plans to continue in its efforts to secure financing through private placements and stock options.

The Peak National bank loan is being renewed on a monthly basis by paying interest and a monthly renewal fee. Peak National Bank has agreed to renew the loan for one year if the Company pays ten percent of the principle ($US 120,000) and escrows one year of interest at 10.5% per annum. Two of the Directors of the Company are providing working capital until such time a private placement is completed to raise approximately $US 250,000 in funds required to meet the terms of Peak National Bank.

Regulations and Government Rules

Normal practices to reduce noise, changes to air quality and water quality are expected to be sufficient. The Company has obtained all necessary permits in the United States and Canada for exploration/development work performed to date and anticipates no material problems in obtaining the necessary permits to proceed with development.

The Company is not aware of any proposed or existing Canadian or United States regulations pertaining to environmental matters which might have a material impact on the Company's future financial performance

Competition

There is general competition from other mineral exploration/development companies with operations similar to that of the Company's. Many of the companies with which the Company competes have operations and financial strength many times that of the Company.

Nevertheless, the market for the Company's possible future production of minerals tends to be commodity oriented, rather than company oriented. Accordingly, the Company expects to compete by keeping its production costs low through judicious selection of which portions of the property to develop and by keeping overhead charges within industry standards.

C. Organizational Structure

The Company is the parent company in the corporate group and owns various wholly owned subsidiaries either directly or indirectly. All material inter-company transactions and balances have been eliminated in the consolidated financial statements included in this report. The three active subsidiaries of the Company are Calais Resources Nevada Inc. and Calais Resources Colorado Inc., both incorporated in the State of Nevada, and Calais Resources International Inc., incorporated in Bermuda.

D. Property, plant and Equipment

Executive Offices

The Company's executive offices are located in premises of approximately 900 square feet at 9482 Williams St., Chilliwack V2P 5G1. The Company began occupying this facility in March 1998 and considers this facility to be adequate for its current needs.

Manhattan Project

Nevada, USA; Gold Exploration

Acquisition Details

In December of 1994, the Company acquired a 51% interest in certain patented and unpatented claims located in Nevada from a company controlled by directors for $1,176,000 US plus a 5% net smelter royalty. The Company can also acquire a 100% interest in a further 89 claims in this property under this agreement.

The Company entered into an agreement and settlement dated September 7, 2000 with Nevada Manhattan Mining Incorporated to settle and purchase The Manhattan Mining Incorporateds 24.5% interest in the property. The Company agreed to make four annual payments of US $75,000 each for a total of US $300,000. During the term of the agreement the Company has agreed to pay Nevada Manhattan Mining Incorporated a 2% net smelter return royalty. The Company can purchase the entire Nevada Manhattan Mining Incorporated interest and royalty at anytime over a thirty year period for US $7.5 million, which would include production royalties.

By staking, the Company also holds a 100% interest in 42 unpatented claims in the Manhattan Mining district.

Property Description/Location/Access/Climate

The project is located around the old mining town of Manhattan, Nevada, USA. Manhattan is 15 miles southeast of Round Mountain, Nevada, located on Highway 376, 20 miles from Carvers, Nevada, and 43 miles from Tonopah, Nevada. The project covers approximately 4600 acres of patented and unpatented Bureau of Land Management ("BLM") and US Forest Service ("USFS") land.

The Manhattan Project is divided into two main areas: i) 1800 acres held by the Company (75.5%) and Argus Resources (24.5%) in 31 patented claims and 26 unpatented claims; and land held exclusively by the Company.

Previous Work

The historic mining in the area extends from 1866 to present with the major activity taking place in the late 1860s, between 1906 and 1921, and from the 1960s until present. Placer and lode mining took place principally in the Reliance, White Caps, Union Amalgamated, Manhattan Consolidated, Earle, Big Four, and April Fool mines. There has been significant production in recent years from adjoining property.

Past exploratory drilling focused on delineating an economic resource in the Cambrian Age limestone rocks around the White Caps and Manhattan Consolidated Mines. Several exploration companies drilled mainly RC holes to test theories of mineralization in this rock type.

 Hendricks Claims

Colorado, USA; Gold/Silver Exploration/Development

Acquisition Details

Included in the Colorado properties is a 100% working interest in the Consolidated Caribou-Cross-Comstock-Panadora district mine area which the Company acquired in 1997 for US $4,000,000 in stock, cash and final property payments. After acquisition of 100% working interest the seller retains a 2% net smelter royalty interest in the property. The Company has the right to buy back half of the net smelter royalty (1%) for US $750,000. The seller has not sold any of the issued shares for this acquisition through May 31, 2002. The company continues to have 100% ownership of 10 Patented claims that are continuations of the historic Boulder County and Cardinal vein systems. The Colorado properties contain a well documented mineral resource of 424,500 ounces of gold and 11,725,000 ounces of silver.

Property Description/Location/Access/Climate

The property includes the Cross Gold Mine, the Potosi Mine and several other district properties. The property is on the east flank of the Front Range Mountains, approximately 23 miles west of Boulder Colorado. It is reached by a five-mile all-weather graded road from the small town of Nederland, which connects with Boulder via paved State Highway 119.

The project area encompasses claims with additional Federal claims on public lands north and west of the Cross Mine.

Gold and silver mineralization occurs in a broad, west-northwest trending zone that includes the Cross Mine and extends about 2,500 feet on the property.

Three-phase power, sufficient to service a 500 tpd (tons per day) mine and mill complex, is installed and active on the property. An 18-gauge rail haulage system and equipment, hoisting equipment, compressed air, water and ventilation services are installed and maintained in good working condition in the Cross Mine. Mine water treatment facilities are currently operating in compliance and were upgraded in recent years.

The Cross Mine is fully permitted through the Colorado State Health Department, the Colorado Division of Mines, Mine Safety and Health Administration, and the Colorado Mined Land Reclamation Division. Permitting includes a water discharge permit.

Previous Work

Silver ore was discovered in the region in 1869. A wagon road was completed in 1870 and mining developed rapidly over the next few years with the highest production coming from the Caribou and No-Name veins. The Cross ore deposit was discovered in 1873 and had minor intermittent production until 1939.

Hendricks Mining Company began the task of reopening the mine in 1974. Between 1977 and 1985, 27,000 short tons of ore was produced from four mine levels. Very little geological data, drilling or assay information was available to guide this work.

The Hendricks Mining Company extensively explored the property by drifting, drilling from both the surface and underground and by mapping and sampling. The mine workings in the Cross Mine have been significantly expanded.

Panama Project,

Republic of Panama; Gold Exploration

Acquisition Details

Pursuant to an agreement dated October 6, 2000, the Company was granted the option to purchase a 40,000 acres mineral concession in a historic gold producing district of Panama with Panama Mining of Golden Cycle of Panama Incorporated. The Companys agreement is for the hard rock mineral rights.

Previous Work

Gold has been produced by primitive methods from streams and high-grade veins in the region since the time of Columbus. There has been no modern day systematic gold exploration to evaluate the resource potential of the veins on the concession.

The Company spent exploration funds as follows in each of the last three years:

	Fiscal 2002	Fiscal 2001	Fiscal 2000
Manhattan Property	$292,886	$176,175	$2,366
Colorado Property	$120,601	$190,566	$185,962
Panama Property	$65,070	$78,988	$ -

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The Company is in the business of acquiring and exploring mineral properties with the aim of participating in the development of them to a stage where they can be exploited at a profit. At that stage, the Company's operations would to some extent  be dependent on the world market prices of any mineral produced.   The Company does not have any  properties  with material production of minerals, and operations on its properties are exploratory searches for commercially producible deposits.

Nearly  all  of the Company's activities are directed  to exploration and development programs. Yearly  variations in individual property expenditures generally reflect increases or decreases in specific exploration and development costs based on previous results and the Company's decisions regarding the allocation of exploration expenditures between projects.

Geographic Segments

Net Loss/Year:	2002	2001	2000
Canada	($261,143)	($487,017)	($11,730,509)
United States	($289,866)	($260,851)	($64,534)
TOTAL	($551,009)	($747,868)	($11,795,043)
Identifiable Assets at year end:
	2002	2001	2000
Canada	$291,993	$295,978	$445,728
United States	$12,874,048	$12,491,799	$12,353,217
TOTAL	$13,166,041	$12,787,777	$12,798,945

Net Losses for Fiscal 2002 were ($551,009).

Loss Per Share for Fiscal 2002 were ($0.05).

Under US GAAP, Net Loss for 2002, would have been ($963,626).

Under US GAAP Loss Per Share for Fiscal 2002 would have been ($0.09).

Fiscal 2002 compared to Fiscal 2001

The Company had no revenues in each of the last three fiscal years. Operating expenditures for fiscal 2002 were $564,221 compared to $436,200 in fiscal 2001. Expenditures increased over 2001 due to debt service cost increases of $232,061 from $35,288 in fiscal 2001 to $267,349 in fiscal 2002. The increase in debt service costs was a result of the new bank loan of $USD 1,200,000 being obtain ed from Peak National Bank in the year. This increase was offset by reductions in foreign exchange adjustments from $75,207 in fiscal 2001 to $4,699 in fiscal 2002 due to less exposure to exchange rate fluctuations and a reduction in wages from $58,639 in fiscal 2001 to $nil in fiscal 2002. No wages were paid in 2002 due to limited resources available to the Company.

Fiscal 2001 compared to Fiscal 2000

The Company had no revenues in each of the last three fiscal years. Operating expenditures for fiscal 2001 were $436,200 compared to $397,200 in fiscal 2000. Expenditures increased over 2000 due to consulting fee increases of $71,727 from $nil in fiscal 2000 to $71,727 in fiscal 2001. The increase in consulting fees, related to related party debt restructuring in fiscal 2001, was partially offset by reductions in wages of $20,161 from $78,800 in fiscal 2000 to $58,639 in fiscal 2000.

Fiscal 2002

The Company has made the second of four annual payments for the additional ownership stated in the Nevada Manhattan agreement of fiscal period 2000.

The Company spent exploration funds as follows:

	Fiscal 2001	Fiscal 2002
Manhattan Property	$176,175	$292,886
Colorado Property	$190,566	$120,601
Panama Property	$78,988	$65,070

Other than the above, the Company does not know of any trends, demands, commitments, events or uncertainties that will result in,  or that are reasonably likely to result in, its liquidity either materially increasing  or decreasing  at present or  in  the  foreseeable future. Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of its exploration programs or the acquisition of projects.

The Company intends to raise required additional funds by selling equity or debt securities, and/or by selling or joint venturing its properties until it develops a cash flow from operations.   While the Company has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so. If such funds cannot be secured, the Company will be forced to curtail its exploration/development efforts.

The Company believes it will have adequate access of funds to carry on operations through May 31, 2003, however, receipt of these funds is not assured. Calais is presently working with a number of private investors and mineral related companies towards completing a private placement and/or debt based financing based on management's assessment of the state of financial markets and the long-term needs of the Company. Two of the Companies directors are providing working capital until a private placement is completed. Payments to maintain the integrity of the three gold district properties have been kept current.

B. Liquidity and Capital Resources

In the early years of the Companys operations, the Company would acquire small property claims, either individually or in joint venture with another junior company. These properties were frequently purchased using the issuance of common shares as the Company had limited liquidity. The number of shares to be issued was determined following negotiation with arms-length sellers and reflected the price of the common shares at that time. Both the Company and the seller were aware that Canadian regulatory approval was required prior to stock issuance and that market values of such shares to be issued could change. Shares were recorded at fair market value at the time of issuance. Also, these properties were frequently very speculative ventures and subsequent exploration did not discover commercially viable reserves. The Company wrote-off its investment in such non-viable properties when such a determination was made.

In recent years the Company has limited its investment to larger properties where the Company believed the prospects and opportunities for significant reserves were better and, if such reserves were discovered, that property development and production could be financed and/or the property sold or joint ventured with a major mining company.

The Company issued a total of 100,000 shares for the Panama properties in January 2001, and a further 100,000 shares for the Panama properties in November of 2001 for a one year option on the Panama placer ground. This option has been extended for another year.

The Companys Hendricks property has an engineering report which indicates mineralization insufficient for the Company to attempt production. The Company is continuing to explore this property to determine if commercially viable reserves are present.

The auditors report with respect to our financial statements for the year ended May 31, 2002 includes an explanatory paragraph which describes conditions that raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustment that might result from the outcome of these uncertainties. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the Company experienced significant losses in 2002 and 2001 and has experienced significant negative cash flow from operations over a number of years. In addition, the Company recently had to seek an extension on repayment of a $1,200,000 US loan. Subsequent to the year-end, the Company began seeking approximately $2,300,000 US in financing to repay the bank loan, trade creditors and provide operating funds. The Company is actively pursuing various options with potential lenders and investors which, if accepted, will in managements view, enable the Company to achieve its business plans. No agreements with potential lenders or investors have been reached yet and there can be no assurance that such agreements will be reached. The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the successful completion of the actions taken or planned, some of which are described above, which management believes will mitigate the adverse conditions and events which raise doubt about the validity of the "going concern" assumption used in preparing these financial statements. There is no certainty that these and other strategies will be sufficient to permit the Company to continue beyond May 31, 2003. The financial statements do not reflect adjustments that would be necessary if the "going concern" assumption were not appropriate. If the "going concern" basis was not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

Material Capital Commitments/Significant Uncertainties

Further resource exploration and development is a speculative business and involves a high degree of risk. The marketability of minerals, which may be acquired or discovered by the Company, will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of mineral markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exploration of minerals, and environmental protection.  The exact effect of these factors cannot be accurately predicted, the combination of these factors may result in the Company not receiving an adequate return on capital.

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. The Company may become subject to liability for pollution, collapses or hazards against which it cannot insure or against which it may have a material, adverse effect on the Company's financial position.

There is no assurance that the Company or its joint venture partners in the Company's projects will be successful in obtaining the required financing.

C. Research and develoment, patents and licenses, etc.

Not applicable.

D. Trend information.

Not applicable

Critical Accounting Policies

The Companys discussion and analysis of its financial condition and results of operations, including the discussion on liquidity and capital resources, are based on its consolidated financial statements that have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management re-evaluates its estimates and judgments, particularly those related to the determination of the impairment of long- lived assets. Management bases its estimates and judgments on historical experience, contractual arrangements and commitments and on various other assumptions that it believes are reasonable in the circumstances. Changes in these estimates and judgments will impact the amounts recognized in the consolidated financial statements, and the impact may be material. Management believes the following critical accounting policies require more significant estimates and judgments in the preparation of the consolidated financial statements.

The consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of operations. If the Company was not to continue as a going concern, it would likely not be able to realize on its assets at values comparable to the carrying value or the fair value estimates reflected in the balances set out in the preparation of the consolidated financial statements. As described elsewhere in this report, at May 31, 2002, there are certain conditions that currently exist which raise substantial doubt about the validity of this assumption. While the Company anticipates raising additional private placement funds to remove the substantial doubt, these private placements are not assured. Failure to raise additional funds may result in the Company curtailing operations or writing assets and liabilities down to liquidation values, or both.

For Canadian GAAP purposes, the Company capitalizes exploration costs incurred. The recoverability of the capitalized costs includes considerations primarily of managements exploration, development and holding plans and expectations with respect to the property, potential mineralization, costs to recovery, commodity prices and the potential for third party agreements on development. Certain of these factors are beyond the Companys control. Other factors, such as managements plans and expectations, while supporting continued capitalization at this time may change and that change may be material to the financial statements.

Legal proceedings

Other than discussed below, the Company knows of no material, active or pending legal proceedings against them. Other than discussed below, the Company in not involved as a plaintiff in any material proceeding or pending litigation.

Other than discussed below, the Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

A Writ of Summons and Statement of Claim was filed in Supreme Court of British Columbia on May 21, 2002 re monies owing and payable to Devlin Jensen for services provided in the amount of $63,368 plus interest and costs incurred therein.

A Claim made in Alberta by BDO Dunwoody for services provided in the amount of $48,864 plus interest and costs incurred therein.

The Company has provided for these claims.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

  Directors and senior management

The following table lists, as of November 29, 2002, the names of all the Directors of the Registrant. The Directors generally serve in their respective capacities from their election on the day of the Annual General Meeting of the Registrant, last held on November 14, 2002 and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Registrant.

Casual vacancies on the Board of Directors are filled by the remaining Directors and the persons filling those vacancies hold office until the next Annual General Meeting at which time they may be re-elected or replaced.

Directors

Elected or Appointed Name Age

July 1992 Marlowe Harvey 49

October 1992 Melvin W. Martin (1) 62

November 1995 Art Daher 70

December 1997 Tom Hendricks 53

August 1998 Robert Akright (1) 78

June 2000 Tom Patton (1) 59

  Members of the Audit Committee of the Board of Directors.

  All Directors are residents and citizens of Canada with the exception of Tom Hendricks and Robert Akright of Colorado, U.S.A. and Tom Patton of Washington, U.S.A.

The following table lists, as of October 31, 2002, the names of all of the Executive Officers of the Registrant. Executive Officers are appointed by the Board of Directors and hold office indefinitely at the pleasure of the Board of Directors.

Executive Officers

Appointed to Position Name Age Title

June 2000 Tom Hendricks 53 President & CEO

June 2000 Robert Akright 78 Vice President

March 1999 Melvin Martin 62 Chairman of the Board

October 1992 Andrew Murray 52 VP Finance/Administration

November 1995 Art Daher 70 Secretary

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security  or any aspect of the securities business or of theft or of any felony.

While the Executive Officers/Directors of the Company are involved in other business ventures and do not spend full time on the affairs of the Company, the Company believes that each devotes as much time to the affairs of the Company as are required to satisfactorily carry out their duty.

There are no family relationships between any two or more Directors or Executive Officers.  There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer.

B. Compensation of Officers and Directors

The Company has no formal plan for compensating its Directors for their service in their capacity as Directors.   Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

The Company grants stock options to Directors, Executive Officers and employees; refer to "Options to Purchase Securities from Registrant or Subsidiaries", below.

Other than described below, no funds were set aside or accrued by the Company during Fiscal 2002 to provide pension, retirement or similar benefits for Directors or Executive Officers.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2003 to compensate  such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US $60,000 per Executive Officer.

No Executive Officer/Director received other compensation in excess of the lesser of US $25,000 or 10% of such officer's cash compensation, and all Executive Officers/Directors as a group did not receive other compensation which exceeded US $25,000 times the number of persons in the group or 10% of the compensation.

Except for the stock option program discussed below,  the Company has no material bonus or profit sharing plans  pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

  Board Practices

The Directors generally serve in their respective capacities from their election on the day of the Annual General Meeting of the Registrant, last held on November 14, 2002 and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Registrant.

Casual vacancies on the Board of Directors are filled by the remaining Directors and the persons filling those vacancies hold office until the next Annual General Meeting at which time they may be re-elected or replaced.

The Company does not have any formal service contracts with Directors.

The members of the audit committee are listed under Item 6A. There are no formal terms of reference for this committee.

  Employees

As of May 31, 2002, the company had no employees.

Options to purchase securities from registrant or subsidiaries

Stock Options to purchase securities from Registrant can be granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the Canadian Venture Exchange and the British Columbia Securities Commission. The Registrant has no formal written stock option plan.

Under the stock option program, stock options for up to 10%  of the number of issued and outstanding common shares may be granted from time to time, provided that stock options in favor of any one individual may not exceed 5% of the issued and outstanding common shares. No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent/distribution and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise price of all stock options granted under the stock option program must be at least equal to the fair market value (subject to regulated discounts) of such common shares on the date of grant, and the maximum term of each stock option may not exceed five years.

The exercise prices for stock options are determined in accordance with OTC Bulletin Board ("OTCBB") guidelines and reflect the average closing price of the Registrant's common shares for the ten trading days on the OTCBB immediately preceding the day on which the Directors grant and publicly announce the stock options (subject to a regulatory-acceptable discount), and/or at a price no lower than $0.45 exercise price per share.

The names and titles of Directors and Executive Officers of the Registrant to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth below as of 10/31/02, as well as the number of options granted to Directors and all employees as a group.

Stock Options Outstanding

Number of Shares of CDN$

Common Exercise Expiration

Name Stock Price Date

Andrew Murray 89,000 0.45 10/26/2003

Art Daher 50,000 0.45 10/26/2003

Art Daher 50,000 0.45 08/11/2005

Robert Akright 100,000 0.45 10/26/2003

Tom Hendricks 100,000 0.45 10/26/2003

Melvin Martin 75,000 0.45 10/26/2003

Tom Patton 100,000 0.45 08/11/2005

Total Officers/Directors (6 persons) 650,250

Total Employees (9 persons) 375,000

Total Officers/Directors/Employees 1,025,250

 Warrants

Warrants Outstanding

US $

Number of shares Exercise Expiration

Name of common stock Price Date

Joyce & Ron Guiel 62,500 0.80 09/12/2003

National Capital 486,303 0.81 10/23/2004

All warrants were issued subsequent to the Companys May 31, 2002 fiscal year end.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The Registrant is a publicly owned corporation, the shares of which are owned by Canadian and US residents, and residents of other countries. The Registrant is not owned or controlled directly or indirectly by another corporation or any foreign government, other than disclosed below.

  Major shareholders

The only persons known to the Registrant to be holding, as of 10/31/02, 10% or more beneficial interest in the Registrants outstanding stock was Marlowe Harvey, as described below.

The following table lists, as of 10/31/02, all Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Shareholdings of Directors and Executive Officers

Title Amount and Nature Percent

of of Beneficial of

Class Name of Beneficial Owner Ownership Class #

Common Marlowe Harvey (1) 1,881,500 17.5%

Common Tom Hendricks (3) 804,364 7.5%

Common Melvin Martin (2) 524,500 4.9%

Common Andrew Murray (4) 140,900 1.3%

Common Art Daher (5) 256,160 2.4%

Common Robert Akright (6) 100,000 0.9%

Common Tom Patton (7) 100,000 0.9%

Total Directors/Officers 3,807,424 35.4%

(1) 150,000 shares are escrowed where resale is controlled by

Canadian regulatory authorities.

Excludes 132,000 stock options held by members of Mr. Harveys family, where he disclaims beneficial ownership and does not exercise voting control.

(2) 75,000 represent currently exercisable stock options.

(3) 100,000 represent currently exercisable stock options.

(4) 89,000 represent currently exercisable stock options.

(5) 100,000 represent currently exercisable stock options.

  100,000 represent currently exercisable stock options.
  100,000 represent currently exercisable stock options.

#  Based on 10,744,218 shares outstanding as of 10/31/02 and share purchase warrants and stock options held by each beneficial holder exercisable within sixty days.

Interest of Management in certain transactions

The following are the only transactions since June 01, 2001, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more that 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or  will  have  any direct or material indirect interest. Management believes the transactions referenced below were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

Purchases of Common Shares by Officers/Directors

During Fiscal 2002, the Company issued 721,000 common shares for services provided valued at $216,300 to directors or to companies controlled by directors of the Company.

  Related Party Transactions

  Directors, their family members, or companies controlled by the directors of the Company, have lent the company funds on various terms and conditions over the last three years as follows:
	May 31, 2002	May 31, 2001	May 31, 2000
Debentures payable, without interest, due May 11, 2011, convertible to common shares at an exercise price of $1.23 at holders discretion; unsecured	$5,097,105	$5,442,018	$ -
Shareholder loans, without interest or fixed terms of repayment; unsecured	$ 546,138	$ 895,893	$6,007,629

  Interests of experts and counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to the financial statements.

The audited financial statements for the year ended May 31, 2002 as required under ITEM #17 are included hereto immediately following the text of this annual report. The audit report of KPMG LLP, Independent Auditors, are included herein immediately preceding the financial statements.

ITEM 9. THE OFFER AND LISTING

The Company's common shares were approved for trading on the NASD OTC Bulletin Board in the United States, under the symbol "CAAUF" on February 1, 1999. The Company voluntarily de-listed from trading on the Vancouver Stock Exchange, now known as the Canadian Venture Exchange, effective March 15, 1999. The initial public offering was effective, only in Canada, on the Vancouver Stock Exchange under the auspices of the British Columbia Securities Commission in February 1988 under a former name, "Millennium Resources Inc.".

The high and low sales prices on the OTC Bulletin Board for actual trades of the Company's common shares from date of listing is as follows:

OTC Bulletin Board - Common Shares Trading Activity

U.S. Dollars

Period High Low

Month ended 10/31/02 $0.60 $0.28

Month ended 09/30/02 $0.80 $0.26

Month ended 08/31/02 $0.75 $0.26

Month ended 07/31/02 $0.50 $0.20

Month ended 06/30/02 $0.51 $0.20

Month ended 05/31/02 $0.34 $0.32

Three months ended 08/31/02 $0.75 $0.20

Three months ended 05/31/02 $0.34 $0.07

Three months ended 02/28/02 $0.13 $0.05

Three months ended 11/30/01 $0.22 $0.12

Three months ended 08/31/01 $0.38 $0.28

Three months ended 05/31/01 $0.33 $0.20

Three months ended 02/28/01 $0.16 $0.06

Three months ended 11/30/00 $0.44 $0.09

Three months ended 08/31/00 $0.25 $0.09

Year ended 05/31/02 $0.38 $0.05

Year ended 05/31/01 $0.44 $0.06

Year ended 05/31/00 $0.44 $0.05

Canadian Venture Exchange - Common Shares Trading Activity

Canadian Dollars

Period High Low

Year ended 05/31/99 $2.50 $0.71

Year ended 05/31/98 $9.00 $2.00

The Company's common shares are issued in registered form and the following information is taken from the records of CIBC Mellon Trust Company, located in Vancouver, British Columbia, Canada, the registrar and transfer agent for the common shares.

On 10/31/02, the shareholders' list for the Company's common shares showed 341 registered shareholders and 10,744,218 common shares outstanding. 38 of these shareholders were U.S. residents, holding 1,958,967 shares representing 18.2% of the issued and outstanding common shares.

The Company has researched the indirect holding by depository institutions and estimates that there are 38 "holders of record" resident in the United States, holding the aforementioned 1,958,967 common shares.

Based on this research and other research into the indirect holdings of other financial institutions, the Company believes that it has in excess of 750 beneficial owners of its common shares.

The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

The Company is unaware of any active market in the United States for its common shares.

The Company has not declared any dividends for the last five fiscal years and does not plan to declare dividends in the foreseeable future.

ITEM 10. ADDITIONAL INFORMATION

  Share Capital

  The authorized capital of the Registrant is 100,000,000 common shares without par value of which 10,744,218 were issued and outstanding at 10/31/02.

  All of the authorized common shares of the Registrant are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each share held of record in all matters to be acted upon by the shareholders.  Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

  Upon liquidation, dissolution or winding up of the Registrant, holders of common shares are entitled to receive pro rata the assets of the Registrant, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

  The Company is not aware of any Restrictions or limitations on the rights of non-resident or foreign owners to hold, vote, or receive remittance on the Registrant's securities, other than those discussed in "Exchange Controls and Other Limitations Affecting Security Holders".

  There are no restrictions on the repurchase or redemption of common shares of the Registrant while there is any arrearage in the payment of dividends or sinking fund installments.

  Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Company Act of British Columbia. Unless the Company Act or the Registrant's Articles or memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

  The Registrant's Articles and the B.C. Company Act contain provisions, which require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a "special resolution" include:

  a. Transferring Company's jurisdiction from British Columbia to another jurisdiction;

  b. Giving material financial assistance to executive officers and/or directors;

  c. Material conflicts of interest by Directors;

  d. Disposing of all or substantially all of the Company's

  undertakings;

  e. Removing a Director before the expiration of his term of office;

  f. Certain alterations of share capital;

  (1) increasing the number of authorized shares;

  (2) subdivision, consolidation and/or changes in shares;

  (3) reduction in capital

  g. Changing the Company name;

  h. Altering any restrictions on the Company's business; and

  i. Amalgamations with another company.

  Memorandum and articles of association.

  Incorporated by reference see Item 19. "Exhibits".

  Material contracts.

Not applicable.

D. Exchange Controls and Other Limitations Affecting Security Holders

The Investment Canada Act (the "ICA"), which became effective on 6/30/85, regulates the acquisition by non-Canadians of control of a Canadian business enterprise. In effect, the ICA required review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian (other than a "NAFTA investor" as defined in the ICA) where: (i) in the case of a direct acquisition (for example, through a share purchase or asset purchase), the assets of the business are $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of $50 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of $5 million or more in value.

Review and approval are also required for acquisition or establishment of a new business in areas concerning "Canadas cultural heritage or national identity" such as book publishing, film production and distribution, television and radio, production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on a Canadian business. An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA. An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In 1988, the ICA was amended pursuant to the Free Trade Agreement dated 1/2/88 between Canada and the United States to relax the restriction of the ICA. As a result of these amendments, except where the Canadian business is in the cultural, oil and gas, uranium, financial services or transportation sectors, the threshold for direct acquisition of control by U.S. investors and other foreign investors acquiring control of a Canadian business from U.S. investors has been raised from $5 million to $150 million of gross assets, and indirect acquisitions are not reviewable.

In addition to the foregoing, the ICA requires that all other acquisitions of control of Canadian businesses by non-Canadians are subject to formal notification to the Canadian government. These provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review, purposes.

Taxation

The following summary of the material Canadian federal income tax considerations generally applicable in respect of the common shares reflects the Companys opinion, based on tax advice provided by BDO Dunwoody, Chartered Accountants, Calgary, Alberta, Canada and BDO Seidman, Denver, Colorado, USA. The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holders particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arms length with the Company, hold their common shares as capital property and who will not use or hold the common shares in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act, or ITA") and the Canada-United States Tax Convention as amended by the Protocols thereto (the "Tax Convention") as at the date of the Registration Statement and the current administrative practices of Revenue Canada, Customs, Excise and Taxation. This summary does not take into account Canadian provincial income tax consequences.

This summary is not exhaustive of all possible income tax consequences. It is not intended as legal or tax advice to any particular holder of common stock and should not be so construed. Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

North American Free Trade Agreement (Canada)

The Investment Act was amended with the North American Free Trade Agreement (NAFTA) to provide for special review thresholds for Americans (including "American-controlled "entities" as defined in the Investment Act). Under the Investment Act, as amended, an investment in the Registrants common shares by an American would be reviewable only if it was an investment to acquire control of the Registrant and the value of the assets of the Registrant was equal to or greater than a specified amount (the "Review Threshold"), which increases in stages. The Review Threshold is currently $150 million and remains at $150 million in constant 1992 dollars (calculated as prescribed in the Investment Act) after 1992.

Disposition of Common Shares

If a non-resident were to dispose of common shares of the Company to another Canadian corporation which deals or is deemed to deal on a non-arms length basis with the non-resident and which, immediately after the disposition, is connected with the Company (i.e., which holds shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Company), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common shares sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

Under the Tax Act, a gain from the sale of common shares by a non-resident will not be subject to Canadian tax, provided the shareholder (and/or persons who do not deal at arms length with the shareholder) have not held a "substantial interest" in the Company (25% or more of the shares of any class of the Companys stock) at any time in the five years preceding the disposition. Generally, the Tax Convention will exempt from Canadian taxation any capital gain realized by a resident of the United States, provided that the value of the common shares is not derived principally from real property situated in Canada.

Dividend

In the case of any dividends paid to non-residents, the Canadian tax is withheld by the Company, which remits only the net amount to the shareholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owning at least 10% of the Companys voting shares). In the absence of the Tax Convention provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend.

Stock dividends received by non-residents from the Company are taxable by Canada as ordinary dividends and therefore the withholding tax rates will be applicable.

Where a holder disposes of common shares to the Company (unless the Company acquired the common shares in the open market in the manner in which shares would normally be purchased by any member of the public), this will result in a deemed dividend to the U.S. holder equal to the amount by which the consideration paid by the Company exceeds the paid-up capital of such stock. The amount of such dividend will be subject to withholding tax as described above.

Capital Gains

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents "taxable Canadian property" to the holder thereof. A common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arms length, or the non-resident holder and persons with whom he/she did not deal at arms length owned 25% or more of the issued shares of any class or series of the Company. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian tax will be payable on a capital gain realized on such shares by reason of the Tax Convention unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the shares while resident in Canada. The Company believes that the value of its common shares is derived from real property situated outside Canada.

Certain United States Federal Income Tax Consequences

The following is a discussion of certain possible United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended ("the Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, the discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a ("U.S. Holder") includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of common shares of the Company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares of the Company is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the

Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holders United States Federal Income tax liability or, alternatively, may be deducted in computing the U.S. Holders United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holders adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayers income subject to tax. This election is made on year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.

There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holders United States income tax liability that the U.S. Holders foreign source income bears to his/her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholders tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders who are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other considerations

In the following four circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company. However, on the basis of (a) the number of shareholders of its common shares, (b) the majority ownership of its shares by Canadian residents, and (c) the majority of its assets are actively managed (not passively held), the Company believes that its is neither a "Foreign Personal Holding Company", "Foreign Investment Company", "Passive Foreign Investment Company", nor a "Controlled Foreign Corporation".

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 50% or more of the Companys gross income for such year was derived from certain passive sources (e.g. from dividends received from its subsidiaries), the Company would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allowable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of the Companys income which is passive, or the percentage of the Companys assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. shareholders of foreign corporations. These rules do not apply to non-U.S. shareholders. Section 1297(a) of the Code defines PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion. US persons should consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company or the total value of the stock of ("United States shareholder"), the Company could be treated as a controlled foreign corporation" under Subpart F of the Code.

This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata share: of "Subpart F Income" (as specially defined by the Code) of the Company; of the Companys earnings invested in U.S. property; and of earnings invested "excess passive assets" (as specifically defined by the Code). The Company, In addition, under Section 1248 of the Code, gain from the sale or exchange of common shares of the Company by a U.S. person who is or was a United States shareholder (as defined in the Code) at any time during the five years period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that the Company is a controlled foreign corporation, a more detailed review of these rules is outside of the scope of this discussion.

Change in Accountants

The Company changed accountants effective 11/20/01 from Evancic Perrault Robertson, Certified General Accountants to KPMG LLP, Chartered Accountants. There were no reportable disagreements between the Company and its former auditor and there have been no reservations, adverse or qualified opinions, or denial of opinion contained in the former auditors reports.

The resignation of the former auditors and the recommendation to appoint the new auditors were considered and approved by the Board of Directors.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

We have operations in Canada, the United States and a number of countries outside of the United States and therefore we are subject to risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions and foreign exchange rate volatility. Accordingly, our future results could be materially adversely affected by changes in these or other factors.

Our capital and mineral exploration expenditures are substantially in U.S. dollars. We incur the majority of our administrative expenses in Canadian dollars. We are exposed, in the normal course of business, to foreign currency risks on these expenditures. We have evaluated our exposure to these risks and have determined that our only significant foreign currency exposure at this time is to the U.S. dollar.

The Company does not engage in hedging transactions and our gains and losses on foreign currency transactions are not significant.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN DEBT SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The Company has not materially altered the rights of security holders since the last annual report. A summary of the rights of security holders follows.

The authorized capital of the Registrant is 100,000,000 common shares without par value of which 10,744,218 were issued and outstanding at 10/31/02.

All of the authorized common shares of the Registrant are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each share held of record in all matters to be acted upon by the shareholders.  Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Registrant, holders of common shares are entitled to receive pro rata the assets of the Registrant, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

The Company is not aware of any Restrictions or limitations on the rights of non-resident or foreign owners to hold, vote, or receive remittance on the Registrant's securities, other than those discussed in "Exchange Controls and Other Limitations Affecting Security Holders".

There are no restrictions on the repurchase or redemption of common shares of the Registrant while there is any arrearage in the payment of dividends or sinking fund installments.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Company Act of British Columbia. Unless the Company Act or the Registrant's Articles or memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Registrant's Articles and the B.C. Company Act contain provisions, which require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a "special resolution" include:

a. Transferring Company's jurisdiction from British Columbia to another jurisdiction;

b. Giving material financial assistance to executive officers and/or directors;

c. Material conflicts of interest by Directors;

d. Disposing of all or substantially all of the Company's

undertakings;

e. Removing a Director before the expiration of his term of

office;

f. Certain alterations of share capital;

(1) increasing the number of authorized shares;

(2) subdivision, consolidation and/or changes in shares;

(3) reduction in capital

g. Changing the Company name;

h. Altering any restrictions on the Company's business; and

  Amalgamations with another company.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US  GAAP, except as disclosed in footnotes to the financial statements.

The audited financial statements for the year ended May 31, 2002 as required under ITEM #17 are included hereto immediately following the text of this annual report. The audit report of KPMG LLP, Independent Auditors, are included herein immediately preceding the financial statements.

ITEM 18. FINANCIAL STATEMENTS

Not applicable. The Company has elected to file under Item 17.

ITEM 19. EXHIBITS

(A) Audited Financial Statements

  Auditor's Report, dated October 18, 2002

  CBonsolidated Balance Sheets at May 31, 2002 and 2001

  Consolidated Statements of Operations and Deficit

for the Years ended May 31, 2002, 2001 and 2000

  Consolidated Statements of Changes in Cash Flows

for the Years ended May 31, 2002, 2001 and 2000

  Notes to the Consolidated Financial Statements

(B) Additions to exhibits

     1. Certificate of Incorporation, Name Changes

and Articles/By-Laws of the Company.

-- Included by reference of 20F Registration Statement Amendment #2 --

2. Instruments defining the rights of holders

of equity or debt securities being registered.

-- Included by reference of 20F Registration Statement Amendment #2 --

3. Other Exhibits:

    Notice/Information Circular for Annual General Meetings

held November 14, 2002 -- Included by reference Form 6K --

SIGNATURE PAGE

Pursuant to the requirements of section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Calais Resources Inc.: SEC File No. 0-29392

Registrant

Dated NOVEMBER 22 ,2002 By "ART DAHER"

Art Daher, Secretary/Director

CERTIFICATIONS

I, CERTIFY THAT:

  I HAVE REVIEWED THIS ANNUAL REPORT ON Form 20-F of Calais Resources Inc.
  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and
  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

  Date: November 22, 2002 /s/_"MELVIN MARTIN"________________

  MELVIN MARTIN / Director

  I, CERTIFY THAT:

  I HAVE REVIEWED THIS ANNUAL REPORT ON Form 20-F of Calais Resources Inc.
  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and
  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: November 22, 2002 /s/_"ART DAHER"____________

ART DAHER / Secretary/Director