Form 20-F
period 2003-05-31
CALAIS RESOURCES INC
filed 2003-11-13
CIK 1044650

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

         (mark one)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
    EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934
    For the fiscal year ended May 31, 2003
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934
    For the transition period from __________ to __________

                         Commission file number 0-29392

                              CALAIS RESOURCES INC.
                              ---------------------

             (Exact name of Registrant as specified in its charter)

                            British Columbia, Canada
                            ------------------------

                 (Jurisdiction of incorporation or organization)

          8400 East Crescent Parkway, #675, Greenwood Village, CO 80111
          -------------------------------------------------------------
                    (Address of principal executive offices)

     Securities to be registered pursuant to Section 12(b) of the Act: None

       Securities to be registered pursuant to Section 12(g) of the Act:
       -----------------------------------------------------------------
                        Common Shares, without par value
                        --------------------------------
                                (Title of Class)

              Securities for which there is a reporting obligation
                   pursuant to Section 15(d) of the Act: None

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 11,193,385 shares as of May 31, 2003.

                  Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes [ ] No [X]

         Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 XXX Item 18 ___

                            Index to Exhibits on Page
                              CALAIS RESOURCES INC.
                                TABLE OF CONTENTS

                                     PART I
Item 1           Identity of Directors, Senior Management and Advisers
Item 2           Offer Statistics and Expected Timetable
Item 3           Key Information
Item 4           Information on the Company
Item 5           Operating and Financial Review and Prospects
Item 6           Directors, Senior Management and Employees
Item 7           Major Shareholders & Related Party Transactions
Item 8           Financial Information
Item 9           The Offer and Listing
Item 10          Additional Information
Item 11          Quantitative and Qualitative Disclosures About Market Risk
Item 12          Description of Securities Other than Equity Securities

                                         PART II

Item 13          Defaults, Dividend Arrearages and Delinquencies
Item 14          Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15          Controls and Procedures
Item 16A         Audit committee financial expert
Item 16B         Code of Ethics
Item 16C         Principal Accountant Fees and Services
Item 16D         Exemptions from the Listing Standards for Audit Committees

                                        PART III

Item 17.         Financial Statements
Item 18.         Financial Statements
Item 19.         Exhibits
Signature Page

                                  INTRODUCTION

         Calais Resources, Inc. is organized under the laws of British Columbia, Canada. In this Annual Report, the "Company", "we," "our," and "us," refer to Calais Resources, Inc. and its subsidiaries (unless the context otherwise requires). Summary discussions of documents referred to in this Annual Report may not be complete, and we refer you to the actual documents for more complete information. Our principal corporate offices are located at 8400 East Crescent Parkway, #675, Greenwood Village, CO 80111; our telephone number is 720-529-9500.

BUSINESS OF CALAIS RESOURCES, INC.

         We are a mineral exploration company engaged directly and indirectly through subsidiaries, in the acquisition, exploration and development of mineral properties. Our primary property is the Caribou Property (exploration) located in Nederland, Colorado.

         We will not know that a commercially viable mineral deposit, a reserve, or a resource, exists in the Caribou Property until sufficient and appropriate exploration work is done and a comprehensive evaluation of such work concludes economic and legal feasibility. Calais Resources, Inc also has exploration properties in Nevada, and Panama.

FINANCIAL AND OTHER INFORMATION

         In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ("Cdn$" or "$"). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

         This Annual Report includes forward-looking statements, principally in ITEM #4, "Information on the Company" and ITEM #5, "Operating and Financial Review and Prospects." We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Annual Report under ITEM #3, "Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

         The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," and similar words are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Annual Report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

3.A.     SELECTED HISTORICAL FINANCIAL DATA

Items 3.A(1) and 3.A(2) - Tabular information

         The selected financial data as of and for fiscal years ended May 31, 2003 and 2002 are derived from our consolidated financial statements which have been audited by KPMG LLP, Independent Accountants, as indicated in their auditors' report which is included elsewhere in this report. The selected financial data as at May 31, 2001, 2000 and 1999 and for the years ended May 31, 2001, 2000 and 1999 have been extracted from our financial statements which were audited by other auditors. The selected financial data as of May 31, 2000 and 1999 and for the years ended May 31, 2001, 2000, and 1999 have been extracted from financial statements not included herein.

         You should read the selected financial data in conjunction with the consolidated financial statements and other financial information included elsewhere in this report.

         We have prepared our financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The application of Canadian GAAP conforms in all material respects for the periods presented with generally accepted accounting principles as applied in the United States ("US GAAP") except as disclosed in footnotes to the financial statements.

                             Selected Financial Data
                      (Cdn$ in 000, except per share data)

                                                       YEAR ENDED MAY 31
                                      2003        2002        2001        2000        1999
      CANADIAN GAAP
       Revenues                        Cdn$0       Cdn$0       Cdn$0       Cdn$0       Cdn$0
       Loss for the year            ($   592)   ($   602)   ($   748)   ($11,795)   ($   619)
       Loss per Share               ($  0.05)   ($  0.06)   ($  0.08)   ($  1.24)   ($  0.07)
       Dividends Per Share           $  0.00     $  0.00     $  0.00     $  0.00     $  0.00
       Weighted Avg. Shares (000)     10,813      10,184       9,618       9,505       9,126

       Working Capital Deficiency   ($ 3,135)   ($ 2,689)   ($ 1,262)   ($ 5,241)   ($ 5,334)
       Long-Term Debt                $ 4,625     $ 4,573     $ 5,721     $     0     $     0
       Mineral Properties            $13,207     $12,710     $12,203     $12,069     $21,589
       Shareholder's Equity          $ 5,542     $ 5,574     $ 5,390     $ 6,078     $17,873
       Total Assets                  $13,585     $13,194     $12,788     $12,799     $24,306

      US GAAP
      Mineral Properties (3)         $     0     $     0     $     0     $     0     $     0
      Shareholders deficiency       ($ 8,137)   ($ 7,660)   ($ 6,813)   ($ 5,992)   ($ 3,716)
      Total Assets                   $   378     $   485     $   585     $   729     $ 2,716

      Net Loss (1), (2)             ($   993)   ($ 1,184)   ($ 1,063)   ($ 2,275)   ($ 7,159)
      Loss per share                ($  0.09)   ($  0.12)   ($  0.11)   ($  0.24)   ($  0.78)

(1)   Cumulative Net Loss since incorporation is ($30,854).

(2)   Canadian GAAP Net Loss has been adjusted to US GAAP for the following:
      Canadian GAAP Net Loss        ($   592)    $   602)   ($   748)   ($11,795)    $  (619)
      Expensed exploration costs        (497)       (507)       (446)     (1,879)     (6,540)
      Previously expensed costs
        under U.S. GAAP written off
        for Canadian                       -           -         313      11,399           -
      GAAP
      Stock-based compensation            44        (126)       (183)          -           -
      Beneficial conversion option        52          51           -           -           -
--------------------------------------------------------------------------------------------
      US GAAP Net Loss              ($   993)   ($ 1,184)   ($ 1,063)   ($ 2,275)   ($ 7,159)

(3)   Canadian GAAP Mineral
         Properties                  $13,207      12,710      12,203      12,070      21,589
      Cumulative Expensed
         exploration costs          ($13,207)    (12,710)    (12,203)    (12,070)
--------------------------------------------------------------------------------------------
      US GAAP Mineral
         Properties                  $     0     $     0     $     0     $     0     $     0

Item 3.A(3) - Exchange Rates

         In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (Cdn$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

         The following table sets forth the high and low rate of exchange for the Canadian Dollar to the U.S. Dollar at the end of each of the five most recent fiscal years ended May 31st, the average rates for the year, and the range of high and low rates for each month in the last six months ended October 31, 2003.

         For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period. The rate of exchange on October 31, 2003 was Cdn$1.35, meaning that at that date Cdn$1.35 would purchase US$1.00, or US$.741 would purchase Cdn$1.00.

MONTH ENDED                                                      HIGH              LOW
---------------------------------------------------------------------------------------
October 31, 2003                                                 $1.35            $1.30
---------------------------------------------------------------------------------------
September 30, 2003                                               $1.38            $1.33
---------------------------------------------------------------------------------------
August 31, 2003                                                  $1.41            $1.38
---------------------------------------------------------------------------------------
July 31, 2003                                                    $1.41            $1.33
---------------------------------------------------------------------------------------
June 30, 2003                                                    $1.38            $1.33
---------------------------------------------------------------------------------------
May 31, 2003                                                     $1.44            $1.34
---------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
YEAR ENDED MAY 31                              AVERAGE           HIGH              LOW
---------------------------------------------------------------------------------------
2003                                            $1.46            $1.59            $1.33
---------------------------------------------------------------------------------------
2002                                            $1.57            $1.60            $1.52
---------------------------------------------------------------------------------------
2001                                            $1.52            $1.58            $1.47
---------------------------------------------------------------------------------------
2000                                            $1.47            $1.51            $1.44
---------------------------------------------------------------------------------------
1999                                            $1.51            $1.58            $1.45
---------------------------------------------------------------------------------------

3.B.     CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C.     REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D.     RISK FACTORS

         An investment in and ownership of our common stock is one of high risk. You should carefully consider the risks described below before deciding whether to invest in or continue to hold our common stock. If any of the contingencies discussed in the following paragraphs or other materially adverse events actually occurs, the business, financial condition and results of operations could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you could lose all or part of your investment.

RISKS ASSOCIATED WITH OUR FINANCIAL RESULTS AND CAPITALIZATION:

OUR CONSOLIDATED FINANCIAL STATEMENTS RAISE DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN BECAUSE OF OUR FINANCIAL CONDITION AND CONTINUING LOSSES.

         Note 1 to our consolidated financial statements included herein expresses the following concerns about our ability to continue as a going concern even following the US$4,500,000 loan we received in August 2003:

         The Company has experienced losses in 2003, 2002, and 2001 and has experienced negative cash flow from operations over a number of years. The Company is actively pursuing various options with potential lenders and investors which, if accepted, will in management's view, enable the Company to achieve its business plans. No agreements with potential lenders or investors have been reached yet, and there can be no assurance that such agreements will be reached.

         The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the successful completion of the actions taken or planned which management believes will mitigate the adverse conditions and events which raise doubt about the validity of the "going concern" assumption used in preparing these financial statements. As is common with companies with negative cash flows and losses, there is no certainty that these and other strategies will be sufficient to permit the Company to continue beyond May 31, 2004.

         The financial statements do not reflect adjustments that would be necessary if the "going concern" assumption were not appropriate. If the "going concern" basis was not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

         In view of the matters described in the preceding paragraphs, recoverability of a major portion of the recorded asset amounts shown in our consolidated financial statements is dependent upon our continued operations, which in turn is dependent upon our ability to meet our financing requirements on a continuing basis, to maintain present financing, and to succeed in our future operations. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should we be unable to continue in existence.

WE HAVE HAD SIGNIFICANT WORKING CAPITAL SHORTAGES DURING THE PAST YEARS AND WE ANTICIPATE A NEED FOR A ADDITIONAL FUNDING TO FINALIZE OUR EXPLORATION PLANS OR TO COMMENCE ANY SIGNIFICANT DEVELOPMENT OR MINING WORK.

         Until we completed financing with accredited investors in August 2003, we incurred significant working capital shortages, with negative working capital at May 31, 2003 of approximately $(3,135,000). While the August financing made approximately $3,500,000 net proceeds available to us, it is not likely that this funding will be sufficient to achieve our business goals. We expect to need additional funding within the next twelve to 24 months in order to carry out our business plan, and we cannot offer any assurance that such funding will be available on reasonable terms when required, if any funding is available at all.

         Our ability to exploit our mineral properties will be dependent upon our ability to obtain financing through the joint venturing of projects, conveying an interest in our properties to persons who will develop those properties, obtaining investment from industry partners who want to develop the properties through

Calais, debt financing, equity financing or other means. If we are unable to obtain such financing on reasonable terms, our ability to develop and to exploit our mineral prospects may be delayed or indefinitely postponed. Although our goal is to continue exploration for mineral resources, ultimately if we are unable to finance future exploration and development, we may lose our interest in these properties.

THE VOLATILITY AND LOW TRADING VOLUME OF OUR COMMON STOCK IN THE PUBLIC MARKET AND THE GENERAL CONDITION OF THE PUBLIC MARKET ITSELF MAY ADVERSELY AFFECT OUR ABILITY TO RAISE ADDITIONAL CAPITAL.

         In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as Calais, has experienced wide price fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, you can anticipate that our common shares will continue to be subject to volatility resulting from market forces over which Calais will have no control.

THERE IS NO ASSURANCE THAT WE WILL BE ABLE TO ACHIEVE ANY PRODUCTION.

         As described below, we cannot offer any assurance that we will be able to achieve production of valuable minerals from any of our prospects. Unless we are able to achieve such production within a reasonable period of time and in a manner that results in revenues greater than the expenses incurred, we will not be able to continue to finance our operations, and we will likely not be able to attract further equity or debt investment when necessary.

WE HAVE RAISED CAPITAL AND ISSUED SHARES DURING THE YEARS ENDED MAY 31, 2003 AND 2002, WHICH HAS RESULTED IN DILUTION TO OUR EXISTING SHAREHOLDERS. THIS WAS NECESSARY IN ORDER TO PROVIDE NECESSARY WORKING CAPITAL OR OBTAIN ASSETS AND SERVICES, AND WE WILL LIKELY ISSUE MORE SHARES TO RAISE ADDITIONAL CAPITAL OR TO OBTAIN OTHER SERVICES OR ASSETS, ANY OF WHICH MAY RESULT IN ADDITIONAL DILUTION.

         During the course of the last two fiscal years and subsequently, we have been required to raise in excess of $5,000,000 of net working capital (after expenses) to finance our business operations and acquisitions. We have raised this capital by issuing shares of common stock and warrants to accredited investors, secured loan, unsecured loans, and by issuing convertible debentures to certain insiders. During this same period of time, we have issued common stock warrants and shares of common stock to several persons in exchange for their promises to perform services for us.

         If we are successful in raising additional working capital, we will likely have to issue additional shares of our common stock and common stock purchase warrants at prices that may dilute the interests of our existing shareholders.

OUR OUTSTANDING SHAREHOLDERS MAY INCUR A DILUTION OF THEIR OWNERSHIP INTEREST THROUGH FUTURE ISSUANCES OF SHARES TO OUR EMPLOYEES, DIRECTORS, AND CONSULTANTS.

         Because we anticipate that our success will be highly dependent upon our employees and consultants, we may in the future grant to some or all of our key employees, directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other shareholders of the Company may be diluted.

         Furthermore, the exercise of our existing outstanding options, the conversion of our convertible debentures, and the number of shares available for future issuance may dilute the value of our common shares and the interest of our shareholders.

         We have 100,000,000 shares of our common stock authorized, of which 11,193,385 shares were outstanding as of May 31, 2003 (19,627,703 were outstanding at October 31, 2003). In addition, as of May 31, 2003 we have reserved an additional 981,500 shares for issuance upon the exercise of options and 548,803 shares for issuance upon exercise of warrants that were outstanding, and we have reserved an additional 4,143,988 shares for issuance upon conversion of outstanding convertible debentures.

         Although our Board of Directors has no present intention to do so, it has the authority, without action by the shareholders, to issue authorized and unissued shares of common stock and shares of preferred stock. Any series of preferred stock, if and when established and issued, could also have rights superior to shares of our common stock, particularly in regard to voting, the payment of dividends and upon liquidation of Calais.

BROKER-DEALERS MAY BE DISCOURAGED FROM EFFECTING TRANSACTIONS IN OUR COMMON SHARES BECAUSE THEY ARE CONSIDERED PENNY STOCKS AND ARE SUBJECT TO THE PENNY STOCK RULES.

         Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock." A penny stock generally includes any non-Nasdaq equity security that has a market price of less than US$5.00 per share. Our shares are quoted on the OTC Bulletin Board and as a result are considered to be "penny stocks" subject to these rules. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

         Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

         In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

THE LACK OF TRADING VOLUME ASSOCIATED WITH OUR STOCK REDUCES THE LIQUIDITY OF THE STOCK FOR OUR SHAREHOLDERS.

         We have historically had very little trading volume in our common stock. The lack of trading volume of our shares reduces the liquidity of an investment in our shares. The limited daily trading activity in our stock can make it difficult for investors to readily sell their shares in the open market.

FOREIGN OPERATIONS ARE SUBJECT TO MANY RISKS.

         We are exploring mineral properties in the Republic of Panama and in the past have focused on properties in Mexico. Foreign activities are subject to the risks normally associated with conducting business in foreign countries, including exchange controls and currency fluctuations, limitations on repatriation of earnings, foreign taxation, foreign environmental law and its enforcement, labor practices and disputes, and uncertain political and economic environments, as well as risks of war and civil disturbances, or other risks that could cause exploration or development difficulties or stoppages, restrict the movement of funds or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation, without fair compensation. Foreign operations could also be adversely impacted by laws and policies of the United States affecting foreign trade, investment and taxation.

RISKS ASSOCIATED WITH OUR MANAGEMENT AND PRINCIPAL SHAREHOLDERS

WE ARE DEPENDENT UPON THE CONTINUED AVAILABILITY OF THE SERVICES OF OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER, OUR MOST SIGNIFICANT KEY MANAGEMENT EMPLOYEE.

         While engaged in the business of exploiting mineral properties, the nature of our business, our ability to continue planned exploration and development of our mineral prospects, and to develop a competitive edge in the marketplace, depends, in large part, on our ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and the Company may not be able to attract and retain such personnel. The Company's growth will depend primarily on the efforts of its President and Chief Executive Officer Thomas S. Hendricks. Loss of Mr. Hendricks' services would have a material adverse effect on our ability to continue operations. We do not have any key-man life insurance and no written employment or consulting agreements with Mr. Hendricks or with any other member of our management except with Mr. Matt Witt, with whom we have a two-year employment agreement expiring in October 2005.

         We are controlled by a limited number of our shareholders, and as a result the public holders of our outstanding shares will have little ability to influence our management or our direction.

         Our management, directors, and greater-than-five-percent stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to the Company's stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets) and to control our management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of Calais which in turn could materially adversely affect the market price of our stock.

U.S. INVESTORS MAY NOT BE ABLE TO ENFORCE THEIR CIVIL LIABILITIES AGAINST CALAIS OR AGAINST CERTAIN OF OUR DIRECTORS AND OFFICERS.

         We are incorporated in the province of British Columbia under the British Columbia Companies Act. As such, a majority of our directors must be residents of Canada. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

         When we first became subject to the reporting requirements of the Securities Exchange Act of 1934 as a `foreign private issuer,' we became liable for filing annual reports with the Securities and Exchange Commission on Form 20-F and other reports on Form 6-K as we filed reports with Canadian authorities or issued press releases or proxy statements. While we have filed our annual reports on Form 20-F, we have not had those reports reviewed by legal counsel and do not know whether there are any deficiencies. Furthermore, we did not file any Forms 6-K which were required by the Securities and Exchange Commission's rules. Consequently, we may be subject to enforcement action from the Securities and Exchange Commission or possible civil action from investors who may have relied on reports that are subsequently judged to be incomplete or inaccurate in any material respect. If any person or regulatory agency brings any action against us, it will involve a significant amount of time and cost and will distract our management from pursuing our business plan as described herein.

WE ARE NO LONGER CONSIDERED A "FOREIGN PRIVATE ISSUER" AND, THEREFORE, WE BECOME SUBJECT TO ADDITIONAL REGULATION UNDER THE SECURITIES EXCHANGE ACT OF 1934, AND POSSIBLE DUPLICATIVE REGULATION AND REPORTING REQUIREMENTS UNDER BRITISH COLUMBIA AND CANADIAN LAW.

         As a result of completing a significant financing in August 2003, we no longer meet the definition of a "foreign private issuer" under the Securities Exchange Act of 1934. As a result, we will be required to file reports with the Securities and Exchange Commission on Form 10-KSB (due within 90 days after the completion of each fiscal year), Form 10-QSB (due within 45 days after the completion of the first three fiscal quarters) and Form 8-K (due upon the occurrence of certain defined and other material events). As a result of losing `foreign private issuer' status, all of our financial information will now have to be reconciled to US GAAP under Item 18 instead of under Item 17. We will also be subject to regulation under the proxy rules (SEC Regulation 14A). These requirements in the United States are in addition to similar reporting obligations in Canada where the financial information will have to be set forth in Canadian GAAP. As a result, we may incur additional expenses in complying with the possible duplicative reporting requirements.

RISKS ASSOCIATED WITH OUR BUSINESS AND OPERATIONS

WE ARE SUBJECT TO ALL OF THE OPERATIONAL RISKS OF THE MINING INDUSTRY.

         Our operations are and will continue to be subject to all of the hazards and risks normally associated with exploring for and developing mineral resources. These risks include finding insufficient ore reserves, fluctuations in production costs that may make the properties unattractive for further development or mining; significant environmental and other regulatory restrictions; labor disputes; geological problems; pit-walls or tailings dam failures; force majeure events; and the risk of injury to persons, property or the environment. Operating cost increases can have a negative effect on the value of and ability to finance our properties and may require that we cease operations on or abandon some properties.

THE MINING INDUSTRY IS SUBJECT TO ENVIRONMENTAL RISKS.

         Mineral exploration operations are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available to the companies within the mining industry, such as the operators of the mines in which we hold a royalty interest, at a reasonable price. To the extent that we become subject to environmental liabilities, the satisfaction of any such liabilities would reduce funds otherwise available to us and could have a material adverse effect on our financial condition and operations. Laws and regulations intended to ensure the protection of the environment are constantly changing, and are generally becoming more restrictive and costly. We take great pride in being proactive with all environmental laws and concerns, and will continue to comply with any additional requirements that may be imposed in the future to the best of its ability.

FEDERAL, STATE AND LOCAL GOVERNMENTAL REGULATIONS.

         The current operations of the Company, involves exploration and development activities on its properties. These activities require permits from federal, state and local governmental authorities in the United States. While we believe that we have all permits that are necessary to perform our activities as currently underway, laws change and there can be no assurance that any future permits which we may require will be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration project which we might undertake.

         Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

         Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on us and our operations and cause increases in capital expenditures or require abandonment or delays in the exploration of new properties.

THERE IS NO GUARANTEE OF CLEAR TITLE TO ANY OF OUR MINERAL PROPERTIES.

         Title to mining properties is complex and involves many issues (not all of which are of record with the local clerk and recorder's office). We have performed a large amount of work to provide us the greatest assurance that we have good title to the patented and unpatented mining claims included within our Caribou property. The Nevada properties are generally unpatented mining claims, and such claims are subject to greater uncertainties than are associated with patented mineral properties. Furthermore we do not own title of record to the Nevada properties, although we are seeking to acquire record title in accordance with our earlier agreements. We cannot offer any assurance that we will be able to cause our predecessors in title to transfer their title to us, notwithstanding what we believe is their contractual obligations. If we are unable to obtain good title to the Nevada properties, we will not explore those properties and we will not be able to benefit from the monies we have expended on them to date. Our Panama properties are made up completely of concessions from the government of Panama. Based on our review of the interests we acquired in Panama, we believe that we have the right to explore, develop, and benefit from those properties under Panamanian law.

WE HAVE NO PROVEN RESERVES ON ANY OF OUR PROPERTIES.

         Although we have performed a significant amount of exploration work on our Caribou property and we have identified a significant amount of mineralization in the Caribou property, we have not identified any mineral reserves as that term is defined by the US Securities and Exchange Commission. Our properties in Nevada and Panama are in the exploration stage and we have not identified any mineral reserves on those properties, either. Properties on which mineral reserves are not found will have to be discarded which will require that we write each respective property off, thus sustaining an expense for accounting purposes.

UNSUCCESSFUL EXPLORATION EFFORTS COULD HAVE A SIGNIFICANT NEGATIVE IMPACT ON OUR FINANCIAL CONDITION AND OPERATIONS.

         If we are unable to identify mineralization that can be commercially extracted, beneficiated, and sold, we will have spent a significant amount of money with no return to our shareholders.

FLUCTUATION IN THE PRICE OF GOLD AND SILVER COULD HAVE MATERIAL ADVERSE IMPACTS ON OUR OPERATIONS.

         Our primary exploration targets are gold and silver. Market prices for commodities such as gold and silver have historically fluctuated and occasionally have fluctuated widely. The market price of precious metals fluctuates widely and is affected by numerous factors beyond the control of any person. These factors include industrial and jewelry fabrication demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar and other currencies, interest rates, gold sales and loans by central banks, forward sales by gold producers, global or regional political, economic or financial crises, and a number of other factors. The global price for these precious metals and the volatility of the price may adversely impact our ability to raise the necessary financing and, if we engage in production operations, may adversely impact our revenues from operations.

FORWARD-LOOKING STATEMENTS MAY PROVE TO BE INACCURATE.

         In our effort to make the information in this report more meaningful, this report contains both historical and forward-looking statements. All statements other than statements of historical fact are forward-looking statements within the meanings of Section 27A of the Securities Act of 1933, and
Section 21E of the Securities Exchange Act of 1934. Forward-looking statements in this report are not based on historical facts, but rather reflect the current expectations of our management concerning future results and events.

         The forward-looking statements generally can be identified by the use of terms such as "believe," "expect," "anticipate," "intend," "plan," "foresee," "likely," "will" or other similar words or phrases. Furthermore, statements that describe our objectives, plans, or goals are, or may be, forward-looking statements.

         Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be different from any future results, performance and achievements expressed or implied by these statements.

         These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in the forward-looking statements in this prospectus. Other unknown or unpredictable factors also could have material adverse effects on our future results.

ITEM 4.  INFORMATION ON THE COMPANY

4.A.     HISTORY AND DEVELOPMENT OF THE COMPANY.

General Information

         Our legal name is Calais Resources Inc. We were incorporated under the laws of British Columbia, Canada, on December 30, 1986 under the name "Millenium Resources Inc." We changed our name to Calais Resources, Inc. on March 19, 1992. We are engaged in the exploration and, when warranted, development of natural resource properties. Our primary properties are the Caribou properties in Colorado and mineral concessions in the Panama. We also claim interests in certain properties in Nevada.

         Our principal executive office has moved to the United States and is now located at 8400 East Crescent Parkway, #675, Greenwood Village, CO 80111; (tel: 720-529-9500; fax: 720-529-9747) and the contact person at that address is Matthew C. Witt. Previously it was located at 9482 Williams St., Chilliwack, British Columbia, Canada V2P 5G1 (tel (604) 795-3383; fax (604) 792-3676). Our
registered office in British Columbia is 9482 Williams St., Chilliwack, British Columbia, Canada V2P 5G1 (tel (604) 795-3383; fax (604) 792-3676).

         Our common shares trade on the OTC Bulletin Board under trading symbol "CAAUF." Our fiscal year ends May 31st. The Company's consolidated financial statements are stated in Canadian Dollars (Cdn$) and are prepared in accordance with generally accepted accounting principles as they are applied in Canada ("Canadian GAAP"); nevertheless, the consolidated financial statements conform in all material respects with generally accepted accounting principles as applied in the United States ("US GAAP") except as disclosed in footnotes to the consolidated financial statements.

         Herein, all references to "$" and "Cdn$" refer to Canadian Dollars and all references to "US$" refer to United States Dollars. Unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (Cdn$). All references to common shares refer to shares of our common stock (without par value) unless otherwise indicated.

         We operate through various subsidiaries.

         Calais Resources Colorado, Inc., a Nevada corporation qualified to do business in Colorado, owns our Caribou properties. We own 100% of the outstanding capital stock of Calais Resources Colorado, Inc. Previously those shares were owned through Calais International Inc. and Calais International Colorado Inc. (both Barbados, West Indies corporations), but our agent in Barbados did not maintain the corporate entities and, as a result, the offshore entities dissolved and the Company now owns the subsidiaries directly.

         Calais Resources Nevada, Inc., a Nevada corporation, claims an interest in the Manhattan properties in Nevada although that interest does not amount to an ownership interest. We own 100% of the outstanding capital stock of Calais Resources Nevada, Inc. As is the case with our Colorado subsidiary, we owned those shares through Calais International Inc. and Calais International Nevada Inc. (both Barbados, West Indies corporations). Our agent in Barbados did not maintain the corporate entities and, as a result, the offshore entities dissolved and the Company now owns the subsidiaries directly.

         The information contained in this Annual Report is current as at October 31, 2003, except where a different date is specified. In response to
Item 4.A(7) of Form 20-F, there are no pending public takeover offers by any third party in respect of our shares or otherwise, or by us in respect to any other person's shares. To our knowledge, there have been no public takeover offers in more than the last three fiscal years.

Subsequent to Fiscal 2003

         At the end of the 2003 fiscal year, we had negative working capital of approximately Cdn$(3,135,000). During the 2003 fiscal year and subsequently, we engaged in discussions with a large number of potential financing sources. On August 1, 2003, we completed a financing with several accredited investors who loaned US$4,500,000 to us and took a security interest in the Caribou property to collateralize our repayment obligation. We also issued 8,181,818 shares of our common stock to the accredited investors as a loan origination fee valued at US$0.55 per share. One of the accredited investors, Matt Witt, is now our chief financial officer and was appointed to that position as a result of the transaction. Another one of the accredited investors, Steve A. Benaske, agreed that if our common stock price exceeded US$3.00 per share, he would sell up to 1,500,000 shares of the original 8,181,818 shares for our benefit to repay the loan in full. He will only be able to sell the shares to the extent that a registration statement for the sale is effective or an exemption from registration is available. The US$4,500,000 loan to us (bearing interest at 12.9% and due July 31, 2005 or upon the sale of 1,500,000 shares of common stock by Stephen A. Benaske if the stock price reaches US$3.00) was used for the following:

---------------------------------------------------------------------------
Prepayment of two-years interest to the lender                 US$1,161,000
---------------------------------------------------------------------------
Repayment of remaining amounts due to bank                     US$1,080,000
---------------------------------------------------------------------------
Repayment of interim mortgage due to Thomas S. Hendricks for   US$  587,680
funds he advanced
---------------------------------------------------------------------------
Repayment of trade payables                                    US$  700,000
---------------------------------------------------------------------------
Repayment of accrued compensation                              US$  223,822
---------------------------------------------------------------------------
Financing costs                                                US$   95,000
---------------------------------------------------------------------------

         As a result, following the financing and the use of proceeds as described above, we had US$652,498 remaining for working capital, which we plan to use for exploration of our Caribou and Panamanian properties and for general and administrative purposes.

         To secure the loan, we pledged our Caribou properties as collateral.

         After receiving the investment from the accredited investors, we commenced a drilling program on our Caribou properties which we hope will expand the mineral resources we have already identified on this property. During September and October 2003 we have drilled two core holes at a cost of about US$400,000, and (subject to the availability of additional financing) we expect to drill up to an additional 100 holes at an estimated cost of US$2,600,000. In addition, we are updating all of the geologic information about the Caribou properties in a three-dimensional program which we expect will assist us in determining future exploration activities, whether development drilling is warranted, and whether to identify reserves (if any) and whether commencement of commercial production is warranted.

         We have also sent a team to Panama to explore our Panamanian mineral concessions in the Faja de Oro District and we are updating all of our information on the Nevada properties.

Fiscal 2003 Natural Resource Property Acquisition/Exploration

         Because of working capital shortages, we did not perform any significant drilling on our properties during fiscal 2003.

4.B. BUSINESS OVERVIEW

THE NATURE OF OUR BUSINESS OPERATIONS.

         We are in the business of researching, acquiring, exploring and, when warranted, developing mineral prospects. Our corporate philosophy has been to seek out and acquire other potential gold prospects.

         When we have identified prospects, we endeavor to acquire the rights to the prospect and surrounding claims. During the acquisition process, we also proceed through a due diligence period to the commencement of a full scientific analysis of the district, followed by an exploration program and (where warranted) a development program. Suitable results at each step in the process are a prerequisite to further development. Upon suitable development of a mineral deposit and reserve, we will then make the decision to either proceed with the mining thereof, to joint venture with a major mining company, or to sell outright.

         Exploration and development of mineral resources can be expensive. Through the years, we have been accomplishing limited exploration activities with funds provided through debt and equity investment. We have been using, and expect to continue to use, the net proceeds from the August 2003 financing to expand our drilling operations on our Caribou properties and to commence exploration operations on our property in Panama. We do not expect to expend significant proceeds on the Nevada properties, until we are satisfied with the title to our patented an unpatented mining properties.

         When we reach the development and mining stages for any of our properties, we plan to seek industry partners as well as other sources of capital, and we may have to sell an interest in our properties, enter into joint venture or development arrangements, or otherwise dilute our interest in our properties in order to attract third party financing. We will likely only be able to attract interest in our properties on commercially-reasonable terms if we are able to show positive results from our exploration programs and our other work (such as mapping) sufficient to attract third-party financing or industry participants.

         Our activities on our three mineral properties are not affected by seasonality.

         The raw materials that we need for our mineral exploration and development activities consist of readily available consumables such as fuel and equipment. We also contract with third parties for some of these activities, such as the drilling that is currently proceeding. At this time, there is no shortage of these materials or contractors at reasonable prices, and we do not believe that the prices of these materials or services are volatile - with the possible exception of fuel prices which fluctuate based on global market conditions.

         Since we have not yet produced any gold or silver for sale, we have not developed any marketing channels. If we commence mining our properties and do produce precious metals (which cannot be assured), there are numerous outlets for the sale of our production.

         Our operations and our prospective operations are not dependent on any intellectual property patents or licenses, industrial, commercial, or financial contracts, or new manufacturing processes.

REGULATIONS AND GOVERNMENT RULES

         The properties which we are exploring are subject to various federal, state and local laws and regulations governing prospecting, exploration, development, production, labor standards, occupational health, mine safety, control of toxic substances, and other matters involving environmental protection and taxation. U.S. and foreign environmental protection laws address, among other things, the maintenance of air and water quality standards, the preservation of threatened and endangered species of wildlife and vegetation, the preservation of certain archaeological sites, reclamation, and limitations on the generation, transportation, storage and disposal of solid and hazardous wastes. There can be no assurance that all the required permits and governmental approvals necessary for any mining project with which we may be associated can be obtained on a timely basis, or maintained as required by the operator of the project.

         The Company is not aware of any proposed or existing United States or Panamanian regulations pertaining to environmental matters which might have a material impact on our future financial performance. Nevertheless, the applicable governmental bodies can change the current rules and regulations in accordance with their procedural requirements, and certain governmental employees may interpret existing rules and regulations in a manner that we do not believe is consistent with the intent of those rules or regulations. Should the regulations or their interpretation change, the changes may have a material adverse impact on our operations.

COMPETITION

         There are a large number of other companies in the United States and abroad that are engaged in the exploration and development of properties for gold and silver. Many of these companies have achieved production and therefore have cash flow and have financial strength that exceeds our financial strength.

         Nevertheless, the market for our possible future production of minerals tends to be commodity oriented, rather than company oriented. Accordingly, we expect to compete by keeping our production costs low through judicious selection of which portions of the property to develop and by keeping overhead charges within industry standards.

4.C.     ORGANIZATIONAL STRUCTURE.

         The Company is the parent company in the corporate group and owns various wholly owned subsidiaries either directly or indirectly. All material inter-company transactions and balances have been eliminated in the consolidated financial statements included in this Annual Report. The active subsidiaries of the Company are described above under Item 4.A (General Information).

4.D.     PROPERTY, PLANT AND EQUIPMENT.

EXECUTIVE OFFICES

         On August 1, 2003 we opened a US corporate office in Greenwood Village Colorado in an office we have rented on a month-to-month basis for rent of US$1,450 per month. We are looking for more permanent space.

         Our Canadian offices are located in premises of approximately 900 square feet at 9482 Williams St., Chilliwack V2P 5G1. We began occupying this facility in March 1998. We expect to be moving substantially all of the operations of the Canadian office to our Englewood office, but we expect to maintain our Canadian office as required by the local statutes.

CARIBOU PROPERTY, COLORADO, USA; GOLD/SILVER EXPLORATION/DEVELOPMENT

Acquisition Details

         The Caribou Consolidated District, located near Nederland, Colorado, is a 3.5 square mile consolidated precious metals district accessible all year (except occasionally during the winter as the result of extremely heavy snowfall) through paved and maintained gravel roads. Historic production in the district dates back to 1869. Production between 1977 and 1985 totaled $5 million through exploration and development work and old mine dump reclamation. The district consists of three modern surface plants, roads, power lines and is fully permitted. 150,000 feet of diamond drilling has been completed to date with a modern core library. All data is in the Vulcan/Maptek program and has an extensive database. The mine has high grade vein widths from 3 feet to 50 feet, going to significant depths and significant strike lengths. The Caribou district has recorded production dating back to 1869 of 300,000 oz. gold and 20,000,000 oz. silver. We owe royalty obligations to related and to unrelated parties as described below under "Royalty Obligations on Caribou Property."

         We have acquired interests in additional, neighboring properties since the original acquisition in 1998. In all cases, these additional properties were acquired from unaffiliated third parties. The property we own includes 128 patented and 100 unpatented mining claims. The unpatented mining claims are located on federal lands and are subject to federal as well as state jurisdiction, and the requirements of the U.S. General Mining Law.

         Of the 128 patented claims in our land position, six claims represent fractional ownership, and an additional eight claims represent ownership of the subsurface minerals only, together with either a partial interest in the surface, and/or a mining easement in favor of the Company. Four properties of the 128 are leased interests. Calais and by an affiliated company, Aardvark Enterprises, Inc. has fee ownership of some 376 net surface acres, and approximately 564.3 net mineral acres. Approximately 12.5 acres of these mineral lands are leased lands. The difference between the net mineral acres and net surface acres represents lands where the Company owns the subsurface and a mining easement upon the surface, but not the entire surface interest. Aardvark is owned by Calais' chairman, Marlowe Harvey. Following a series of transactions between Aardvark, Mr. Harvey, Calais, and Mr. Hendricks which resulted in litigation brought by Mr. Hendricks against Mr. Harvey, Mr. Harvey, Aardvark, Mr. Hendricks and Calais entered into a mutual release and settlement agreement effective July 18, 2000. This agreement provides that Calais has the right to reacquire the claims held by Aardvark for a debenture (which Calais has already paid to Aardvark) and for a payment from Calais to Aardvark "equal to pay the capital gains triggered by the" reconveyance of the property to Calais. (The cash payment will be deducted from the debenture.) Although the original agreement estimated the payment to be about US$750,000, currently the parties estimate the tax obligation (which arises as a result of a ss.1031 exchange completed by Aardvark) to be about US$500,000. See Item 7.B, Major Shareholders and Related Party Transactions.

         Calais and its predecessors located the 100 unpatented claims under the general mining laws of the United States. Each of these claims is generally 20 acres in size, less any previously patented lands lying within their boundaries. The net acreage controlled by these unpatented claims is approximately 1,525 additional acres. We are engaged in the location of additional unpatented mining claims. There is no guarantee that additional federal lands will remain open to location, or that the General Mining Law will not be repealed or amended.

         The vast majority of exploration to date on the Company's lands has taken place on patented claims. Under the General Mining Law, as amended, unpatented claims may only be validly located by the making of a discovery, within the meaning of that law, upon open lands within the exterior boundaries of the claims. Though mineralization has been encountered on some of the unpatented claims, there can be no guarantee that there is a valid discovery on any of those claims. The patenting of mining claims, done with relative ease during the period 1872-1920, is now very difficult, and most patent applications are either suspended or prohibited from being filed. Thus, there is no likelihood of the acquisition of a fee title to any of the unpatented lands, and unpatented claims now held are held subject to potentially adverse changes in laws and regulations governing them.

Royalty Obligations on Caribou Properties

         The majority of the properties that Calais acquired from the former Hendricks Mining Co. ("HMC") in 1998, or acquired within five years thereafter, are subject to net smelter return royalties in amounts varying from 2.0% to 0.5% of net smelter returns in favor of the former shareholders of Hendricks Mining Co. (which include Thomas S. Hendricks (as to 85.354%), Mr. Hendricks' mother (10.101%), and Mr. Hendricks' attorney (4.545%) who has continued as attorney for Calais; see Item 7, Major Shareholders and Related Party Transactions). The period for which Calais was obligated to make further royalty grants as to new acquisitions expired in April, 2003. The royalty grants now outstanding and of record are effective for a period of 20 years after the date of the grants, with expiration of the royalties beginning in March 2018, and ending in April 2023. These individuals own the net smelter return royalty covering substantially all of the Caribou properties. (The net smelter return does not include properties acquired since April 2003.)

         The royalty grants to the former Hendricks Mining Co. shareholders are subject to a partial buyout option exercisable by the Company at any time during the term of the grants. The buyout option gives the Company the right to buy out and retire 1% out of the 2% royalty grants (being 50% of the outstanding grants) for an exercise price of US$750,000. Whether or not the exercise of the buyout option would be advantageous to the Company cannot be determined from information currently available to the Company.

         Several of the properties acquired by the Company or Aardvark are subject to royalty reservations in favor of prior owners of those properties. A total of nine of the patented properties bear net smelter return royalties in amounts varying from 1.325% to 3.5% of net smelter returns. The terms of these royalties vary from perpetual to a lifetime interest only. To date, Calais has not made any attempt to negotiate the re-acquisition of any of these outstanding royalty interests, all of which are held by parties not affiliated with Calais.

           The payment of royalties upon production, if it occurs, can negatively affect the economics of a prospective mining operation, and may hinder the ability of Calais to finance such operations. As no production decision has been reached as to Calais' properties at Caribou, the impact of existing royalty agreements upon Calais' ability to develop any mineralization discovered has not been determined.

Property description/location/access/climate, Plant and Equipment

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

         There are three sheet metal buildings located on the Caribou properties. Calais uses these buildings for its mine offices, warehouse space, laboratory, and a garage for some of its vehicles.

         Calais also has a number of small generators which supplements the electricity received from the local public utility.

         Other mining equipment includes three bulldozers, a back-hoe, a front-end loader, water trucks, several other trucks, a Boart Longyear diamond-tippped core drill and three smaller drills.

         All of the buildings, equipment and vehicles are in operational condition and is maintained regularly. We believe that the building, equipment and vehicles are sufficient to continue our exploration program on the Caribou properties.

Mine structure

         The Cross Mine is an underground mine with 4 levels of tunnels. Drilling depths are 2180 feet below the surface. The Cross and Caribou mines are located 25 miles west of the city of Boulder, in Boulder County, Colorado. The property consists of approximately 3,000 acres of patented and unpatented mining claims situated in the Grand Island Mining District. The Caribou mine was the largest historical producer in the district, having produced 20,000,000 ounces of silver, with lesser production of gold and silver from the Cross mine. Pine forested mountain slopes predominate the area, with elevations ranging from 9,500 to 10,500 feet above sea level.

         The property lies near the northeast end of the Colorado Mineral Belt, a regional trend of mineralization extending across Colorado, resulting from deep seated crustal structures. At the Cross mines, gold and silver mineralization is contained within a series of veins occurring near the contact between biotite gneiss of the Precambrian age Idaho Springs Formation and quartz monzonite of an early Tertiary age intrusive stock. The veins are hosted by both rocks types and pass undisrupted across the contact. The Cross mine occurs largely within the gneiss and is dominated by gold mineralization, while the Caribou mine occurs in the monzonite and is dominated by silver mineralization.

         Primary veins in the area trend to the northeast and subordinately to the west-northwest, both with steep dips to the north. In the area of the Cross and Caribou mines, northeast trending structures include the Anaconda, Rare Metals, Pegmatite Reef, No Name, East Nelson, and the West Nelson veins, which can be traced for hundreds to thousands of feet along strike and down dip. Other veins have been identified in the drilling, but remain to be adequately delineated.

         Individual veins range in width from inches to tens of feet, but generally average between two to ten feet, and consist of sheared zones containing quartz and disseminated sulfides. Altered host rock within and adjacent to veins shows limited sulfide mineralization, due to lesser amount of rock fracturing. Primary sulfides include fine grained pyrite, galena, chalcopyrite and sphalerite in a quartz and carbonate gangue.

The gold and silver are generally microscopic and are associated with the sulfide minerals. Precious metal grades in the Cross mine typically run 0.05 to
1.0 ounces of gold per ton and 0.1 to 30.0 ounces of silver per ton, while in the Caribou mine they run 0.05 to 0.5 ounces of gold per ton and 0.5 to 200.0 ounces of silver per ton. Surface weathering has partially oxidized sulfide minerals to depths of approximately 100 feet below the surface.

Previous work

         Silver ore was discovered in the region in 1869. A wagon road was completed in 1870 and mining developed rapidly over the next few years with the highest production coming from the Caribou and No-Name veins. The Cross ore deposit was discovered in 1873 and had minor intermittent production until 1939.

         HMC began the task of reopening the mine in 1974. Between 1977 and 1985, HMC produced 27,000 short tons of ore from four mine levels. HMC explored the property by drifting, drilling from both the surface and underground and by mapping and sampling. The mine workings in the Cross Mine have been expanded.

Proposed Work (fiscal 2004) for the Caribou Properties

         We are currently expanding our exploration of our Caribou properties through increased core drilling at a total estimated cost of US$400,000 during September and October 2003. With this expenditure we drilled about 3,500 feet in two different core holes through October 31, 2003. Subject to the availability of additional financing, we plan to drill up to an additional 100 holes during the balance of our 2004 fiscal year (ending May 31, 2004) at an additional cost of up to approximately US$2,600,000. Generally we anticipate that our core drilling will be to depths of from 1,400 to 1,600 feet below the surface, although occasionally the holes may exceed those depths. Although we believe that we will be able to obtain the necessary financing on reasonable terms, we cannot offer any assurance that we will be able to do so.

MANHATTAN PROJECT; NEVADA, USA; GOLD EXPLORATION

Acquisition Details

         The Manhattan project is located around the old mining town of Manhattan, Nevada, USA. Manhattan is 15 miles southeast of Round Mountain, Nevada, located on Highway 376, 20 miles from Carvers, Nevada, and 43 miles from Tonopah, Nevada. The project covers approximately 4,600 acres of patented and unpatented Bureau of Land Management ("BLM") and US Forest Service ("USFS") land.

         In December 1994, we paid Marlowe Harvey US$1,176,000 and granted him a 5% net smelter return royalty for an interest in various properties known as the Manhattan project. It appears that Mr. Harvey owned no interest in these properties at that time, although he believes that he had and still has rights to acquire interests in those properties. We are attempting to determine title to these properties. We have recently (October 2003) received some title information relating to these properties which consist of 28 patented mining claims and 147 unpatented mining claims. Certain of these claims overlie other claims. Based on the preliminary research done to date, the claims appear to be owned of record by one or more of the following:

         Argus Resources, Inc. (a Nevada corporation controlled by Marlowe Harvey who advises us that he owns 52% of the outstanding Argus Resources stock),

         Nevada Manhattan Mines, Inc. (a publicly-held Nevada corporation which appears not to have filed any reports with the Securities and Exchange Commission since April 10, 2000),

         White Cap Mines, Inc. (a Nevada corporation owned by Marlowe Harvey), and an individual named Anthony Selig (Las Vegas, Nevada) and various entities owned by Mr. Selig. Based on a preliminary review of the documents, it appears that Calais has at best a right to acquire the properties.

         We entered into an agreement and settlement dated September 7, 2000 with Nevada Manhattan Mining Incorporated ("NMMI") to settle and purchase its interest in the property. (NMMI is not affiliated with us.) We agreed to make four annual payments of US$75,000. During the term of the agreement the Company has agreed to pay NMMI a 2% net smelter return royalty. The Company can purchase the entire NMMI interest and royalty for US$7.5 million, payable over 30 years. The total amount payable would be reduced by any production royalties paid.

         Notwithstanding Calais' lack of any direct ownership interest in those properties, Calais has continued to maintain those properties for several years by paying property taxes on the patented mining claims, the assessment work obligations on the unpatented claims (US$14,700 per year) and the annual payments made to NMMI under the settlement agreement (US$151,215 in 2003).

         Based on a preliminary review of this information, it appears that the record ownership of the various properties is as follows:

         The 28 patented mining claims appear to be owned by Argus Resources, Inc. (controlled by Mr. Harvey) as to a 60% undivided interest, and by NMMI as to a 40% undivided interest.

         42 unpatented mining claims appear to be owned by White Cap Mines, Inc. (owned by Mr. Harvey).

         57 unpatented mining claims appear to be owned by Mr. Selig or entities associated with Mr. Selig.

         The remaining claims appear to be owned by Argus Resources or by Argus Resources and NMMI in the 60-40 ratio described above for the patented claims.

         Mr. Selig has denied any obligation to convey any portion of the claims to Calais, notwithstanding agreements that can be interpreted to require such conveyance. The agreements are, however, unclear. We are in communication with Mr. Selig and his counsel in an effort to resolve the situation. We believe that the settlement of the NMMI litigation results in NMMI being obligated to convey its interest in the properties to Calais (through Argus), but we have not been able to locate any person with authority to act for NMMI to do this conveyance. Finally, we believe that Mr. Harvey is obligated to convey the Argus and White Cap interests to Calais, but we have not yet commenced discussions with him to accomplish this.

         As indicated above, we have only recently been able to commence any title review of the property. The record title consists of a number of inconsistent and incompatible documents. Consequently there can be no assurance that the preliminary conclusions reached above are accurate or complete, and we cannot offer any assurance that we will be able to obtain legal title to the properties that we believed we acquired in December 1994. We do not intend to expend any funds on exploration of this property until the title situation has been resolved to our satisfaction. In November 2003, Marlowe Harvey resigned from the Board of Directors of Calais and threatened to convey his interest in the Nevada properties to third parties. Calais intends to review this situation and make appropriate decisions as necessary.

         We have not accomplished a significant amount of exploration work on the properties constituting the Manhattan project. Based on work performed by others on these properties and in the district, we believe that the properties may contain gold and silver resources. Until we obtain greater assurances as to title to the properties, however, we do not intend to perform any exploration work to confirm or locate any such mineralization.

Previous Work

         The historic mining in the area extends from 1866 to present with the major activity taking place in the late 1860's, between 1906 and 1921, and from the 1960's until present. Placer and lode mining took place principally in the Reliance, White Caps, Union Amalgamated, Manhattan Consolidated, Earle, Big Four, and April Fool mines. There has been significant production in recent years from adjoining property.

Proposed Work (fiscal 2004)

         As discussed above, we do not intend to perform any significant work on the properties constituting the Manhattan project until (if ever) the uncertainties relating to the title to those properties are resolved. Consequently we have not allocated an exploration budget for those properties in our 2004 fiscal year.

TITLE OF MINING CLAIMS IN THE UNITED STATES

         It has been our practice to obtain policies of title insurance upon its patented properties as they have been acquired. However, title insurance has generally been acquired in the amount of the purchase price of properties acquired. Such coverage would not afford adequate protection against the loss of mineral values, or the expenditure of funds on exploration should a title defect create a loss. If commercial mineral deposits were discovered on our patented properties, the value of such deposits would almost certainly greatly exceed the original purchase price of those properties, as the purchase price which was often predicated on then current surface values. Title insurance coverage would almost certainly be inadequate to compensate for the loss of such values. The value of land surface in the area of our patented mineral claims has tended to increase substantially with time, making it more difficult to establish a loss should a defect to title be discovered.

         Calais, its predecessors and their joint venture partners, have periodically dedicated substantial time and effort to detect and to cure any title problems which have been identified concerning the patented properties. These past efforts have included full record title searches on key properties. These searches have focused, however, on the Caribou Mine properties and the Cross Mine properties, which were the subject of past or historical mining activity and have not focused to any great extent on our properties in Nevada. The Caribou properties compromise by area approximately 30% of the patented mineral acreage owned or controlled by Calais. We have relied upon title insurance as to the remaining Caribou acreage, and upon title searches focusing on the period 1974 to date, and/or updating information contained in the title policies as issued or re-issued.

         It is possible that more exhaustive title work could reveal defects in title on one or multiple claims, which could ultimately entail a substantial loss of mineral values. Even if additional work was done, there is no guarantee that all potential defects could be located or satisfactorily cured. Local law affords some protection where land is physically occupied for seven or more years by a party paying the property taxes. Still, several acquisitions by Calais are less than seven years old, and there is no guarantee that Calais has effectively achieved physical occupation of all of its properties, which are numerous and extensive. The General Mining Law of the United States would provide no protection against co-tenants of record other than in cases of actual ouster.

         As described in more detail above, we cannot offer any assurance that we can obtain good title to the 28 patented mining claims that constitute a portion of the Manhattan project.

         Of the 100 unpatented claims in the Caribou properties, 90 were located by Calais' predecessor Hendricks Mining Co., and ten were acquired during the acquisition of patented and unpatented lands of the Aquarius Mining Company. We recently located five claims and we are in the process of recording the title documents for these properties. The record title to these properties is believed to be secure, as the title chains running to Calais are exceedingly short.

         Our title to the 147 unpatented mining claims included in the Manhattan project is (as described above) much less certain. There are unavoidable risks in holding unpatented mining claims located under the General Mining Law, including potential challenges to the validity of any claimed discovery, a challenge as to whether claimed discoveries would satisfy the prudent man rule, potential errors in location or recording, and the risk of changes in the law or regulations. Claims upon which no actual discovery exists are held by virtue of the doctrine of pedis possessio, which involves the occupation of claimed mining ground while engaged in a diligent search for a discovery of valuable minerals. There can be no guarantee that pedis possessio rights would be recognized as to any or all of our unpatented properties in Colorado or Nevada if challenged by a third party. There can be no guarantee that any claimed discovery on unpatented grounds would survive challenge by the federal government, if the government sought to challenge our title or right to occupy the ground. No challenges are currently outstanding either by adverse locators, or by the Federal government.

PANAMA PROJECT; GOLD EXPLORATION

Acquisition Details

         Pursuant to an agreement dated October 6, 2000, we received an option to purchase a 40,000 acre mineral concession in an historic gold producing district of Panama with Panama Mining of Golden Cycle of Panama Incorporated. We acquired concessions to 61,000 acres in the eastern Veraguas district of Panama in 2001 through a five-year lease agreement with Panama Mining of Golden Cycle Incorporated ("PMGC"). We issued 100,000 shares of stock to PMGC and we are obligated to pay PMGC a 2% net smelter return up to a maximum of US$5,000,000 on any hard rock mineral production. We can purchase the concessions from PMGC at any time prior to August 31, 2004 for US$2,500,000 (the "early purchase"). If we complete the early purchase, the 2% net smelter return will be reduced to 0.5%. Under our agreement with PMGC, we are obligated to pay the annual taxes and holding fees (which we estimate to be approximately US$10,000).

         In addition to the 2% net smelter return on any hard rock mineral production, we are obligated to pay PMGC a 6% gross royalty on all placer mining production to a maximum of US$5,000,000. After we have paid US$5,000,000 pursuant to this royalty, the gross royalty percentage is reduced to 1% for the remaining life of the placer production.

         We acquired additional hard rock mining concessions of 13,590 acres in the eastern Veraguas district from PMGC in 2003. We completed this acquisition through a new ten year agreement with PMGC which amended and replaced the previous five-year agreement discussed above. Under this new agreement, we issued an additional 100,000 shares to PMGC, paid US$10,000 to PMGC, and assumed US$15,750 of payables from PMGC. We are also required to spend US$500,000 on exploration of this property by February 28, 2004 under the terms of this new agreement.

Previous Work

         Gold has been produced by primitive methods from streams and high-grade veins in the region since the time of Columbus. There has been no modern day systematic gold exploration to evaluate the resource potential of the veins on the concession. We have not performed any exploration or other work on this property.

Proposed Work (fiscal 2004)

         In October 2003, we formed a Panamanian corporation wholly-owned by Calais Resources, Inc named Calais Resource Panama. We hired a geologist familiar with our property, and hired an experienced placer operations manager. We have also hired five local workers to work on the placer operation. There was a base camp built for accommodations. Our goal is to commence work on the property with a small scale placer operation. We are required by our property leasehold to expand into hard rock exploration in 2004, and have committed to a $250,000 initial hard rock exploration budget during calendar year 2004. We are engaged in discussions with other parties for the financing necessary to meet this obligation, although we cannot offer any assurance that the required financing will be available to us.

Title to the Panamanian Property.

         The Panamanian property is a government concession originally granted to Paul Zook. When Mr. Zook's concessions expired, his son Gary Zook acquired 3,000 hectares of the original concessions under the name of Golden Cycle of Panama. Gary Zook later acquired an additional 21,000 hectares under the name of Panama Mining of Golden Cycle. Panama Mining of Golden Cycle also has an agreement with Golden Cycle of Panama for the original 3,000 hectares. Calais Resources has an agreement with Panama Mining of Golden Cycle for the total 24,000 hectares. The concessions currently include river marine placer, off shore marine placer, and hard rock.

EXPLORATION EXPENDITURES

         We have spent exploration funds as follows in each of the last three years and our budget for fiscal 2004 is as follows:

                                     Proposed
                                       2004            Actual 2003             Actual 2002        Actual 2001
                                       ----            -----------             -----------        -----------
Manhattan Property               None anticipated      Cdn$151,215             Cdn$292,886        Cdn$176,175
Colorado Property                  US$3,000,000        Cdn$198,206             Cdn$120,601        Cdn$190,566
Panama Property                    US$  500,000        Cdn$147,260             Cdn$ 65,070        Cdn$ 78,988

         As discussed below in Item 5, we are seeking the financing necessary for our budgeted programs on our Colorado and Panama properties. We cannot offer any assurance that we will be able to obtain the necessary debt or equity financing, on reasonable terms, if at all.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles as applied in Canada. There are several differences in determining expenses and net loss between Canadian GAAP and US GAAP. Revenues remain the same at nil under both Canadian and US GAAP.

         Under US GAAP our loss is approximately $993,000 which is down $191,000 from the 2002 loss of $1,183,000. The decrease in loss under US GAAP in 2003 is primarily due to a reduction in stock based compensation of $170,000 over 2002. The primary reasons for the increase in loss under US GAAP over Canadian GAAP is due to the following:

- exploration and development expenditures are capitalized under Canadian GAAP, but expensed under US GAAP. In each of the last two years, exploration and development costs approximated $500,000.

- stock based compensation for variable and fixed based plans are recognized under US GAAP, but not under Canadian GAAP.

- the fair value of the conversion option is being expensed under Canadian GAAP. No beneficial conversion option is recognized under US GAAP.

         These differences are explained in much greater detail in note 18 to the consolidated financial statements attached to this report.

SUMMARY

         We are in the business of acquiring and exploring mineral properties with the aim of participating in the development of them to a stage where they can be exploited at a profit. At that stage, our operations would to some extent be dependent on the world market prices of any mineral produced. We do not have any properties with mineral reserves or with any material production of minerals. Operations on our properties are exploratory searches for commercially producible deposits.

         Nearly all of our activities are directed to exploration and development programs. Yearly variations in individual property expenditures generally reflect increases or decreases in specific exploration and development costs based on previous results and our decisions regarding the allocation of exploration expenditures between projects.

Geographic Segments

NET LOSS/YEAR:                         2003                  2002               2001
                                       ----                  ----               ----
Canada                             $  (468,604)          $  (312,347)       $  (487,017)
United States                      $   123,255)          $  (289,866)       $  (260,851)
                                    ----------            ----------        -----------
TOTAL                              $  (591,859)          $  (602,213)       $  (747,868)

IDENTIFIABLE ASSETS AT YEAR END:

                                       2003                  2002               2001
                                       ----                  ----               ----
Canada                             $   290,092           $   291,993        $   295,978
United States                      $13,294,607           $12,902,466        $12,491,799
                                   -----------           -----------        -----------
TOTAL                              $13,584,699           $13,194,415        $12,787,777

         Net losses for Fiscal 2003 were (Cdn$591,859). Loss per share for Fiscal 2003 was (Cdn$0.05). Under US GAAP, net loss for 2003, would have been (Cdn$992,596). Under US GAAP, loss per share for fiscal 2003 would have been (Cdn$0.09).

5.A.     OPERATING RESULTS.

         During the last five fiscal years we have not achieved any revenues from operations and we do not expect to receive any such revenues in the near future until such time, if ever, we produce precious metals which we can market. There is a possibility that we may produce gold from placer operations that we expect to undertake on our Panamanian properties during the fiscal year ending May 31, 2004, but even if we achieve such revenues we anticipate that we will reinvest them in our Panamanian operations, reducing the capital that will be required from our United States operations. It is not likely that any revenues obtained from the anticipated Panamanian placer operations will exceed the cost of those operations until we have the capital necessary to expand the operations beyond the phase that we currently anticipate.

         Although our aggregate expenses have remained approximately constant at about Cdn$600,000 during the last two fiscal years, the components of those expenses have changed significantly. The following discuss the more significant changes:

         Consulting fees reduced by about Cdn$45,000 because we had less working capital available and consequently less ability to retain and pay for consultants in our operations.

         We had a gain on foreign currency of approximately Cdn$250,000 during the 2003 fiscal year as compared to a loss of about Cdn$5,000 in the 2002 fiscal year. This gain was based on conversion between United States and Canadian currency because most of our operations occur in US dollars while our financial statements are set forth in Canadian dollars. Consequently this is not a gain we can anticipate recurring in the future and it provides no additional capital to us.

         Interest and bank charges increased from about Cdn$319,000 during fiscal 2002 to Cdn$624,000 during fiscal 2003. These costs increased by almost double because we had to finance our operations during fiscal 2003 through the use of debt, in part with high-interest credit cards and a default rate of 24% per annum on our bank loan, while we were seeking more cost-effective financing. While we had to finance our operations with debt during fiscal 2002 as well, the total amount of debt outstanding (and therefore the interest charges) were Cdn$400,000 greater during fiscal 2003.

         We were able to reduce our professional fees and expenses by about Cdn$30,000 during fiscal 2003 as compared to fiscal 2002 because we were unable to retain and utilize professionals because we had no resources from which to pay them for their services.

         As a result of these factors, our loss for the 2003 fiscal year was about the same as our loss for the 2002 fiscal year. Had we not realized the Cdn$250,000 gain on foreign currency during 2003, our actual loss would have been significantly greater during 2003 than during 2002.

         We anticipate that the 2004 fiscal year will result in greater operating losses than realized in fiscal 2002 or 2003, since we received the loan from accredited investors in August 2003 (resulting in a net of US$652,498 after payment of prepaid interest, bank loan, financing costs and pre-existing obligations) and we intend to increase our operations on our Caribou and Panamanian properties. Furthermore, because we lost our status as a foreign private issuer under the United States securities laws, we will incur additional expenses in complying with the duplicative reporting requirements in the United States and Canada. We also have increased our general and administrative expenses by opening our administrative office in Englewood, Colorado and have assumed the administrative costs associated with that office and our new chief financial officer, expenses we had not incurred in previous fiscal years.

5.B.     LIQUIDITY AND CAPITAL RESOURCES.

         We have had working capital deficits during each of our last two fiscal years of (Cdn$3,135,000) at May 31, 2003 and (Cdn$2,689,000) at May 31, 2002.
These working capital deficits have derived from:

         increasing accounts payable (Cdn$975,000 at May 31, 2003 as compared to Cdn$659,000 at May 31, 2002);

         a Cdn$96,000 note payable at May 31, 2003 which did not exist at the end of the prior fiscal year:and an increase in loans from shareholders of $151,000 to help fund operations for the year.

         Offsetting these increased short-term liabilities was a Cdn$190,000 reduction in short-term bank indebtedness at May 31, 2003 as compared to May 31, 2002.

         Our working capital deficit during the past two fiscal years (and previously) have adversely affected our ability to carry on our property acquisition and mineral exploration operations. We were also unable to retain professional help needed to fully comply with our reporting obligations in Canada and in the United States, we were required to incur significantly greater interest and bank charges than would have otherwise been required, and generally we were forced to choose between capital expenditures.

         We were actually able to achieve positive cash flow from our operations during fiscal 2003, primarily because of increasing short term liabilities which had a positive effect on cash flow from operations. We also issued shares and warrants in exchange for services, expenses that did not involve the use of our limited cash. During our 2002 fiscal year, we used Cdn$(662,000) cash in our operations.

         We had positive cash flow from financing activities in both 2002 (Cdn$934,000) and 2003 (Cdn$219,000). The 2002 positive cash flow from financing activities was due primarily to a Cdn$1,833,000 bank loan we obtained and used to pay off certain other long-term and short-term obligations. The 2003 positive cash flow from financing activities was due to the issuance of capital stock and loans received from certain of our shareholders. Our positive cash flow from financing activities allowed us to finance our negative cash flow from operations and investing activities.

         As noted, we also had negative cash flows from investing activities in both our fiscal 2003 (Cdn$262,000) and fiscal 2002 (Cdn$282,000) years. In both cases, these expenditures related to investment in our mineral properties during the respective fiscal years.

         We expect that we will have positive cash flow during our 2004 fiscal year even though we also anticipate increased negative cash flow from operations and investing activities. Our positive cash flow will be due primarily to the August 2003 loan of US$4,500,000 received from six accredited investors. In the future we expect that we will continue to be dependent on our financing activities to finance anticipated continuing negative cash flows from operating and investing activities. Alternatively we will have to find joint venture partners or industry partners who are willing to invest funds in our properties or in Calais itself to fund our continuing operations. After we have established mineralization or reserves through our exploration activities, we may be able to attract joint venture partners, industry partners, or other investors who will be willing to provide us the necessary capital on commercially-reasonable terms.

Material Capital Commitments/Significant Uncertainties

         We are a party to a lease for temporary office trailer at the Caribou mine site at a cost of US$350 per month for approximately two more years

         At May 31, 2003, we were the borrower from Peak National Bank in the amount of US$1,081,000. We paid this loan in full on August 1, 2003.

         There is a US$4,500,000 first mortgage lien taken on the Caribou property as of August 4, 2003. This loan is due July 31, 2005.

         We have a two-year employment agreement with Matt Witt, our chief financial officer. This employment agreement is through August 2005 and provides for compensation to Mr. Witt of US$130,000 annually.

         We have a year-to-year contract with Panama Mining of Golden Cycle to spend US$250,000 on placer exploration or production, and an additional US$250,000 of hard rock exploration per calendar year on our Panama property.

5.C.     RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

NOT APPLICABLE.

5.D.     TREND INFORMATION.

         See Item 5.A, "Operating Results" and Item 5.B "Liquidity and Capital Resources," above.

Critical Accounting Policies and Effect of New Accounting Pronouncements

         The Company's discussion and analysis of its financial condition and results of operations, including the discussion on liquidity and capital resources, are based on its consolidated financial statements that have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management re-evaluates its estimates and judgments, particularly those related to the determination of the impairment of long-lived assets. Management bases its estimates and judgments on historical experience, contractual arrangements and commitments and on various other assumptions that it believes are reasonable in the circumstances. Changes in these estimates and judgments will impact the amounts recognized in the consolidated financial statements, and the impact may be material. Management believes the following critical accounting policies require more significant estimates and judgments in the preparation of the consolidated financial statements.

         The consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of operations. If the Company was not to continue as a going concern, it would likely not be able to realize on its assets at values comparable to the carrying value or the fair value estimates reflected in the balances set out in the preparation of the consolidated financial statements. As described elsewhere in this report, at May 31, 2003, there were certain conditions that currently exist which raise substantial doubt about the validity of this assumption. The Company anticipates the need to raise additional private placement debt or equity funds or through joint venture arrangements to accomplish its budgeted expenditures. These private placements are not assured. Failure to raise additional funds may result in the Company being unable to complete its planned programs, to comply with its obligations relating to its Panamanian properties, curtailing operations or writing down its assets.

         For Canadian GAAP purposes, the Company capitalizes exploration costs incurred. The recoverability of the capitalized costs includes considerations primarily of management's exploration, development and holding plans and expectations with respect to the property, potential mineralization, costs to recovery, commodity prices and the potential for third party agreements on development. Certain of these factors are beyond the Company's control. Other factors, such as management's plans and expectations, while supporting continued capitalization at this time may change and that change may be material to the financial statements.

         In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The provisions of SFAS No. 143 are effective for fiscal years beginning after June 15, 2002. We have not yet determined the impact of the adoption of this statement.

         In April 2002 the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." FASB No. 4 required all gains or losses from the retirement of debt to be classified as extraordinary items net of income taxes. The standard requires that gains and losses from the retirement of debt be classified as ordinary items unless they are unusual or infrequent or meet the specific criteria for treatment as an extraordinary item. This statement is effective January 1, 2003. We do not anticipate that the adoption of this statement will have a material effect on its financial position or results of operations.

         In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities. This Statement requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan. This statement is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. As we have had no exit or disposal activities subsequent to December 31, 2002, the adoption of this statement has had no impact on our consolidated financial statements.

         In December 2002, the FASB approved Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123." This amends Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123) to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. This Statement also amends the disclosure requirements to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. It is effective for financial statements for fiscal years ending after December 15, 2002. We will continue to account for stock based compensation using the methods detailed in the stock-based compensation accounting policy.

         The provisions of FASB Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," are effective for contracts entered into or modified after June 30, 2003 and hedging relationships designated after June 30, 2003. Except for the provisions related to FASB Statement no. 133, "Accounting for Derivative Instruments and Hedging Activities," all provisions of this Statement should be applied prospectively. The provisions of the Statement related to Statement 133 implementation issues that have been cleared by the Board and that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. We do not expect any material changes as a result of adopting this Statement.

         The provisions of FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," are effective for financial instruments entered into or modified after May 31, 2003, and otherwise are effective at the beginning of the first interim period beginning after June 15, 2003. This Statement is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before May 15, 2003 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. This Statement may impact Calais if the existing convertible debentures are modified.

         FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," applies immediately to enterprises that hold a variable interest in variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003 to enterprises that hold a variable interest in variable interest entities created before February 1, 2003. The Interpretation applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to non-public enterprises no later than the end of the applicable annual period. This Interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied, or by restate previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. We do not expect a material change as a result of adopting this Interpretation.

5.E      OFF-BALANCE SHEET ARRANGEMENTS.

         Not applicable inasmuch as we do not have off-balance sheet arrangements, and the disclosure is required for fiscal years ending after June 15, 2003.

5.F      TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

                                                         Payment due by period
--------------------------------------------------------------------------------------------------------
                                                  Less than 1
Contractual obligations                 Total         year      1-3 years  3-5 years   More than 5 years
--------------------------------------------------------------------------------------------------------
Long-term debt obligations            $6,267,116   $1,642,200      $ -         $ -         $4,624,916
-----------------------------------------------------------------------------------------------------
Capital (Finance) lease obligations   $        -   $        -      $ -         $ -
-----------------------------------------------------------------------------------------------------
Operating lease obligations           $   16,500   $   16,500      $ -         $ -         $        -
-----------------------------------------------------------------------------------------------------
Purchase obligations                  $        -   $        -      $ -         $ -         $        -
-----------------------------------------------------------------------------------------------------
Other long-term liabilities
reflected on our balance sheet
under the GAAP of the primary         $  697,753   $  697,573      $ -         $ -         $        -
financial statement
-----------------------------------------------------------------------------------------------------
Total                                 $6,981,209   $2,356,293      $ -         $ -         $4,624,916
-----------------------------------------------------------------------------------------------------

    See disclosure in Section 5.B, "Material Capital Commitments/Significant
                             Uncertainties," above.

5.G      SAFE HARBOR.

         See "Introduction - Forward-Looking Statements."

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A      DIRECTORS AND SENIOR MANAGEMENT.

         The following table lists, as of October 31, 2003, the names of all of our directors and senior management. Our directors generally serve in their respective capacities from their election on the day of our Annual General Meeting (last held on November 14, 2002) and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles.

         Interim vacancies on the Board of Directors are filled by the remaining directors and the persons filling those vacancies hold office until the next Annual General Meeting at which time they may be re-elected or replaced. Our senior management (executive officers) are appointed by the Board of Directors and hold office indefinitely at the pleasure of the Board of Directors.

--------------------------------------------------------------------------------------------------
                                                                             DATE FIRST ELECTED OR
NAME                                   AGE     POSITIONS HELD                      APPOINTED
--------------------------------------------------------------------------------------------------
Marlowe Harvey*                        50      Chairman of the Board                  1992
------------------------------------------------------------------------------------------
Thomas S. Hendricks                    54      Director, president, chief
                                               executive officer                      1998
------------------------------------------------------------------------------------------
Art Daher                              71      Director, Secretary                    1995
------------------------------------------------------------------------------------------
Robert Akright                         79      Vice President                         1998
------------------------------------------------------------------------------------------
Matt Witt                                      Chief Financial Officer                2003
------------------------------------------------------------------------------------------
Melvin Martin                          63      Director                               1992
------------------------------------------------------------------------------------------
Thomas Patton                          60      Director                               2000
------------------------------------------------------------------------------------------

* resigned on November 11, 2003.

         No director or executive officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is director or executive officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

         While some of our directors and executive officers are involved in other business ventures and do not spend full time on our business and affairs, we believe that each devotes as much time to our business and affairs as are required to satisfactorily carry out their duty.

         There are no family relationships between any two or more directors and executive officers. There are no arrangements or understandings between any two or more directors and executive officers pursuant to which he was selected as a director or executive officer except that Matt Witt became chief financial officer following and as a result of the August 2003 investment by six accredited investors.

         Marlowe Harvey was president of Calais Resources from 1992 until 2000; he has been a director and chairman of the board of Calais Resources since 1992 until he resigned on November 11, 2003. Mr. Harvey did not fulfill any of these positions on a full time basis, and for more than the past five years has primarily been involved in managing his own real estate investments in the United States and Canada from Mr. Harvey's offices in Chilliwick British Columbia. Mr. Harvey is not an officer or a director of any other company whose shares are registered under the Securities Exchange Act of 1934, as amended.

         Thomas S. Hendricks has been one of our directors since we acquired the assets of Hendricks Mining Company ("HMC") in 1998, a company that Mr. Hendricks formed and operated in 1976 for the purpose of acquiring and operating the Cross Mine and neighboring properties. Mr. Hendricks has been engaged in exploring, developing, and limited mining operations at the Cross Mine and neighboring properties (now referred to as the "Caribou properties") on a full time basis since 1975. Mr. Hendricks is not an officer or a director of any other company whose shares are registered under the Securities Exchange Act of 1934, as amended.

         Mr. Daher has been secretary and a director of Calais Resources since 1992. Mr. Daher is retired and has been managing his own real estate investments for more than the past five years. Mr. Daher has worked with Mr. Harvey in the management of Mr. Harvey's investments as well, from Mr. Daher's offices in Chilliwick British Columbia. Mr. Daher is not an officer or a director of any other company whose shares are registered under the Securities Exchange Act of 1934, as amended.

         Robert Akright has been a geologist for several companies in the mineral industry for his entire professional life. He has worked with Calais Resources since 1998. Mr. Akright has been working as a self-employed consulting geologist for more than the past five years from his office in Littleton, Colorado. Mr. Akright is not an officer or a director of any other company whose shares are registered under the Securities Exchange Act of 1934, as amended.

         Mr. Witt joined Calais Resources as its chief financial officer in August 2003. Before joining Calais, Mr. Witt was a vice president of operations for two privately-held mortgage bankers specializing in commercial and residential mortgages. These were Broadway Mortgage (from April 2003 until joining Calais in August 2003) and Professional Mortgage Alliance (mid-2000 until April 2003). From 1996 through mid 2000, Mr. Witt was an account executive at Cendant Mortgage. Mr. Witt is not an officer or a director of any other company whose shares are registered under the Securities Exchange Act of 1934, as amended.

         Mr. Martin has been a member of Calais Resources' board of directors since 1992. Mr. Martin is currently retired. Mr. Martin retired in 1998 as a school teacher in Vancouver, British Columbia, a position he held for thirty years. Mr. Martin is not an officer or a director of any other company whose shares are registered under the Securities Exchange Act of 1934, as amended.

         Thomas Patton has been a director of Calais Resources since June 2000. Mr. Patton has been president, director, and chief operating officer of Western Silver Corp. (formerly Western Copper Holdings, Ltd.) for more than the past five years. Western Silver Corp. is a publicly-held company exploring for silver and gold in Chile. Western Silver's shares are registered under the Securities Exchange Act of 1934 and its shares are trading on the American Stock Exchange under the symbol "WTZ" and on the Toronto Stock Exchange.

6.B.     COMPENSATION.

Compensation Table

         The following chart (in Cdn$) sets forth information regarding the compensation paid to our chief executive officer and our other executive officers during the most recent three fiscal years ended May 31, 2003, 2002, and 2001. This includes all compensation paid to each by Calais and any subsidiary:

                                                                             LONG-TERM
                                                                        COMPENSATION AWARDS
                                                                        -------------------
                                                                        AWARDS
                              ANNUAL COMPENSATION                       ------      SECURITIES
                              -------------------                        ($)        UNDERLYING    PAYOUT
     NAME AND       FISCAL       ($)         ($)             ($)      RESTRICTED     OPTIONS &    ------        ALL OTHER
PRINCIPAL POSITION   YEAR      SALARY       BONUS          OTHER(a)     AWARDS        SARs (#)     LTIP        COMPENSATION
------------------   ----      ------       -----          --------     ------        --------                 ------------
Thomas S.            2001         0           0               0           0              0            0              0
Hendricks,           2002         0           0               0           0              0            0              0
President and CEO    2003         0           0               0           0              0            0              0

         We did not pay any salary to Mr. Hendricks for the 2001, 2002 or 2003 fiscal years because we did not have the cash to do so. We accrued his salary at the rate of US$50,000 per year for 42 months until we were able to pay him the past due salary in August 2003 - when Mr. Hendricks received a payment of US$163,690.

         For the current fiscal year (ending May 31, 2004), we plan to pay salaries to our president (US$150,000 per year), chief financial officer (US$130,000 per year), and chairman (US$10,000) together with discretionary bonuses and other compensation as the board of directors may determine. We also plan to discuss employment agreements, benefits, and other forms of compensation for these individuals in addition to the two year employment agreement with our chief financial officer which provides for his salary as stated above.

Compensation of directors

         We have no formal plan for compensating our directors for their service in their capacity as directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. Other than indicated below no director received any compensation for his services as a director, including committee participation and/or special assignments.

Employee benefits

         We are in the process of instituting a health insurance plan for our employees. We may consider other benefit plans, such as life insurance, retirement plans, profit sharing plans, bonus and other plans as the circumstances warrant.

Stock options - plans and grants

         We have not adopted any formal plans for the grant of stock options to directors, executive officers, or employees. We are authorized to grant stock options to directors, executive officers and employees under our governing statutes, and we have done so. Refer to "Options to Purchase Securities from Registrant or Subsidiaries," below.

Change of control arrangements

         We have previously had no plans or arrangements in respect of remuneration received or that may be received by any person employed by us to compensate such person in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

6.C      BOARD PRACTICES.

         Our directors generally serve in their respective capacities from their election on the day of our Annual General Meeting (last held on November 14, 2002), and will serve until our next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles.

         Interim vacancies on the Board of Directors are filled by the remaining directors and the persons filling those vacancies hold office until our next Annual General Meeting at which time they may be re-elected or replaced.

         We do not have any formal service contracts with our directors.

         The members of the audit committee are the following persons: Marlowe Harvey, Melvin Martin, and Tom Patton. The audit committee does not have a formal charter. The members of the audit committee are not independent as that term is defined in the US securities laws, and the audit committee has not designated an "audit committee financial expert."

         We do not have a compensation committee or other committee responsible for compensation decisions. These matters are addressed by the board of directors, and or (with respect to non-executive employees) Tom Hendricks President and CEO.

6.D      EMPLOYEES.

         As of the end of each of our last three fiscal years, we had no employees. Because of working capital shortages, all of our officers and others worked for us as independent contractors. We have used independent contractors for most of our business operations, including a part-time administrative assistant who has assisted at our corporate office in Canada. With the funding recently made available, we anticipate retaining employees as necessary to assist with administrative duties at our principal place of business in Colorado, at our Caribou properties, and elsewhere as necessary.

6.E      SHARE OWNERSHIP.

Share Ownership Information

         The following table sets forth information regarding the ownership of our common stock as of September 30, 2003 by: (i) each director or nominee for director; (ii) each of the executive officers named in the Summary Compensation Table; (iii) all executive officers and directors of the Company as a group; and (iv) all those known by us to be beneficial owners of more than five percent of our common stock based on the total of 19,627,703 shares outstanding as of October 31, 2003.

                                                                          BENEFICIAL OWNERSHIP
BENEFICIAL OWNER                                                            NUMBER OF SHARES         PERCENT OF TOTAL
----------------                                                            ----------------         ----------------
Marlowe Harvey(1)                                                               5,192,488                  22.6%
Thomas S. Hendricks(2)                                                          1,693,864                   8.3%
Art Daher(3)                                                                      376,750                   1.9%
Robert Akright(4)                                                                 181,368                   0.9%
Matt Witt(5)                                                                    2,600,000                  12.6%
Melvin Martin (6)                                                               1,471,422                   7.2%
Thomas Patton(7)                                                                  100,000                   0.5%

All executive officers and directors as a group (7 persons). The address for all of the above directors and executives officers is:
8400 E Crescent Parkway #675 Greenwood Village CO 80111                        10,718,970                  42.7%

Stephen A. Benaske(8)
1625 Larimer Street, Suite 2407
Denver, CO  80202                                                               5,415,455                  27.6%

(1) Mr. Harvey owns options to acquire 82,500 shares of Calais common stock, exercisable through November 15, 2004 at Cdn$1.26 per share. Calais is investigating whether, in fact, these options are outstanding. Mr. Harvey's beneficial ownership includes 1,766,000 shares of our common stock as well as convertible debentures (as follows), each of which are convertible into common stock at the conversion price of Cdn$1.23 through May 11, 2011:

--------------------------------------------------------------------------------------------
Name of Holder (relationship to Mr.
Harvey)                                           Amount (Cdn$)            Underlying shares
--------------------------------------------------------------------------------------------
Judy Harvey (wife)                                 $3,149,955                 2,560,939
--------------------------------------------------------------------------------------------
Argus Resources, Inc.                              $  215,422                   175,140
--------------------------------------------------------------------------------------------
Aardvark Agencies, Inc.                            $  747,728                   607,909
--------------------------------------------------------------------------------------------

Except as disclosed in the preceding table, no other member of Mr. Harvey's family owns any shares or rights to acquire shares. Of the debentures owned by Mrs. Harvey, she is holding Cdn$1,103,214 for Melvin Martin and disclaims any interest in debentures in that amount and the underlying shares.

(2) Mr. Hendricks' beneficial ownership includes 893,864 shares of stock and a convertible debenture in the total amount of Cdn$984,000 which is convertible into common stock at Cdn$1.23 per share through May 11, 2011. No other member of Mr. Hendricks' family owns any shares or rights to acquire shares.

(3) Mr. Daher's ownership includes options to acquire 50,000 shares exercisable at Cdn$.45 per share through August 11, 2005. No other member of Mr. Daher's family owns any shares or rights to acquire shares.

(4) Mr. Akright's beneficial ownership includes 81,368 shares of stock and options to acquire 100,000 shares of Calais common stock, exercisable at Cdn$.45 per share through August 1, 2008.

(5) Mr. Witt's beneficial ownership includes 1,600,000 shares of stock and options to acquire 1,000,000 shares (of which 500,000 are exercisable at US$3.00 and the remaining are exercisable at US$5.00 per share through August 11, 2013) which the board of directors granted to him in connection with his employment as our chief financial officer (subject to compliance with the Canadian regulatory requirements). No other member of Mr. Witt's family owns any shares or rights to acquire shares.

(6) Mr. Martin's beneficial ownership includes 896,922 shares of stock owned with his wife and ownership of convertible debentures in the total amount of Cdn$1,103,214 which is held in the name of Mrs. Harvey, and which is convertible into common stock at Cdn$1.23 per share through May 11, 2011. No other member of Mr. Martin's family owns any shares or rights to acquire shares. Mr. Martin disclaims any affiliation with Mr. or Mrs. Harvey and with the entities they control.

(7) Mr. Patton's beneficial ownership consists entirely of options to acquire 100,000 shares at an exercise price of Cdn$0.45 per share through August 11, 2005.

(8) Mr. Benaske's beneficial ownership includes 1,500,000 shares which he owns, but which he has committed to sell for the benefit of and on behalf of Calais to repay the US$4,500,000 debt that Calais owes to certain accredited investors (including Mr. Angelo) who loaned us money in August 2003. Mr. Angelo may only sell the shares if a registration statement permitting the sale of those shares is effective or if there is an exemption for the transaction available, and if our common stock is trading at an average price of US$3.00 per share over an average of five business days.

Options to purchase securities from registrant or subsidiaries

         We are authorized to grant options to purchase shares of our common stock to our directors, executive officers, and employees on terms and conditions acceptable to the regulatory authorities in Canada, notably the Canadian Venture Exchange and the British Columbia Securities Commission. We have no formal written stock option plan.

         Under the applicable rules, we may grant stock options for up to 10% of the number of issued and outstanding common shares provided that stock options in favor of any one individual may not exceed 5% of the issued and outstanding common shares. No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent/distribution and each stock option is exercisable during the lifetime of the optionee only by such optionee. Furthermore, the exercise price of all stock options granted under the stock option program must be at least equal to the fair market value (subject to regulated discounts) of such common shares on the date of grant, and the maximum term of each stock option may not exceed five years.

         The exercise prices for stock options are determined in accordance with OTC Bulletin Board ("OTCBB") guidelines and reflect the average closing price of our common shares for the ten trading days on the OTCBB immediately preceding the day on which the directors grant and publicly announce the stock options (subject to a regulatory-acceptable discount), but no less than $0.45 exercise price per share.

Options/SAR Grants in Last Fiscal Year

         We granted stock options to the executive officers named in the compensation table (above) during the fiscal years ended May 31, 2003 and 2002 or during the current fiscal year. We did not grant any stock appreciation rights to any person during fiscal years 2002, 2003 or subsequently.

--------------------------------------------------------------------------------------------------------------
NAME                                 NUMBER OF OPTIONS             EXERCISE PRICE                   TERM
--------------------------------------------------------------------------------------------------------------
Fiscal 2002 grants
--------------------------------------------------------------------------------------------------------------
none
--------------------------------------------------------------------------------------------------------------
Fiscal 2003 grants
--------------------------------------------------------------------------------------------------------------
Marlowe Harvey                            82,500+                      US$1.26                  November, 2004
--------------------------------------------------------------------------------------------------------------
Subsequent grants
--------------------------------------------------------------------------------------------------------------
Matt Witt                                500,000*                      US$3.00                 August 11, 2013
                                         500,000*                      US$5.00                 August 11, 2013
--------------------------------------------------------------------------------------------------------------
Robert Akright                           100,000                      Cdn$0.45                  August 1, 2008
--------------------------------------------------------------------------------------------------------------

* Mr. Witt's grant was in connection with his employment at Calais as our chief financial officer (in August 2003). This grant has not yet been approved by the Canadian regulatory authorities, and is subject to such approval.

+        Calais is investigating whether in fact these options are outstanding.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option
Values

Fiscal year end values

         No officer exercised employee stock options during the fiscal years ended May 31, 2002 or 2003.

-----------------------------------------------------------------------------------------------------------------------
                                                                        Number of Unexercised   Value of unexercised
                                                                        securities underlying       in the money
                                                                           options/SARs at         options/SARs at
                                                        Value realized     5/31/2003 (#)          5/31/2003 ($) (a)
                                 Shares acquired on           ($)           Exercisable/            Exercisable/
Name                                exercise (#)              (a)          unexercisable            unexercisable
-----------------------------------------------------------------------------------------------------------------------
Marlowe Harvey                            0                    $0                0/0                 $0/$0
---------------------------------------------------------------------------------------------------------------
Thomas S. Hendricks                       0                    $0            100,000(b)/0            $45,000/$0
---------------------------------------------------------------------------------------------------------------
Art Daher                                 0                    $0            100,000(c)/0            $45,000/$0
---------------------------------------------------------------------------------------------------------------
Robert Akright                            0                    $0            100,000(d)/0            $45,000/$0
------------------------------------------------------------------------------------------------------------
Mel Martin                                0                    $0                  0                 $     0
---------------------------------------------------------------------------------------------------------------
Thomas Patton                             0                    $0            100,000(e)/0            $45,000/$0
---------------------------------------------------------------------------------------------------------------
Persons who are neither
officers nor directors but
who are providing services                0                    $0                     0/0                   0/0
to us
-----------------------------------------------------------------------------------------------------------------------

(a) "Value realized" is equal to the market price less the exercise price times the number of shares acquired. At May 31, 2003, the market price for our common stock was US$0.35 per share (Cdn$0.48).

(b) Mr. Hendricks exercised these options on August 29, 2003 at Cdn$0.45 per share.

(c) Mr. Daher's exercised one-half (50,000) of these options on October 24, 2003, at Cdn$0.45. The remaining 50,000 options (also with an exercise price of Cdn$.45 per share expire on August 11, 2005.

(d) Mr. Akright's options described in this table expired on October 26, 2003. Effective August 2003, the Board granted new options to Mr. Akright to purchase 100,000 shares which are exercisable at US$0.32 per share and which expire on August 1, 2008.

(e) Mr. Patton's options are exercisable at Cdn$0.45 per share and expire on August 11, 2005.

Subsequent exercises

         No officer exercised employee stock options during the fiscal years ended May 31, 2002 or 2003. Thomas S. Hendricks exercised an option as follows after the fiscal year end:

------------------------------------------------------------------------------------------------------------------
                                                                      Number of Unexercised   Value of unexercised
                                                                      securities underlying       in the money
                                                                         options/SARs at        options/SARs at
                                                     Value realized       10/31/2003 ($)         10/31/2003 ($)
                           Shares acquired on             ($)              Exercisable/           Exercisable/
Name                           exercise (#)               (a)             unexercisable          unexercisable
------------------------------------------------------------------------------------------------------------------
Thomas S.Hendricks             100,000(b)               US$168,000                0/0                      0/0
--------------------------------------------------------------------------------------------------------------
Art Daher                       50,000(c)               US$ 54,000           50,000/0              US$59,000/0
--------------------------------------------------------------------------------------------------------------

(a) "Value realized" is equal to the market price less the exercise price times the number of shares acquired. The market price at October 31, 2003 is US$1.50 per share.

(b) Mr. Hendricks exercised these options on August 29, 2003, for an exercise price of US$.32 per share when the market price reported by the OTCBB was US$2.00 per share. The exercise price for these options was Cdn$.45 per share (as reported in our 2002 Form 20-F).

(c) Mr. Daher exercised these options on October 24, 2003 for an exercise price of US$.32 per share when the market price reported by the OTCBB was US$1.40 per share

Warrants and convertible securities that are outstanding

         We have no outstanding warrants to purchase our common stock held by our officers or directors. We have issued warrants to purchase our common stock to an investment banker that we expected to provide certain services to us. At May 31, 2003, there were warrants held by that investment banker to purchase 486,303 shares of our common stock at an average exercise price of Cdn$0.81. We reached a settlement with that investment banker (described below in Item 8.A(7) "Legal Proceedings") which resulted in the issuance of additional shares and the cancellation of the warrants.

         In July 2000, we issued convertible debentures to Judy Harvey, Argus Resources, and Aardvark Agencies in the total amount of Cdn$5,442,018. We reissued those convertible debentures in May 2001, and it is the May 2001 debentures that are currently outstanding. Judy Harvey is Marlowe Harvey's wife; Mr. Harvey controls both Argus Resources and Aardvark Agencies. The debentures are all non-interest bearing and are due May 11, 2011. The debentures were convertible into common shares at Cdn$1.23 per share. The following chart sets forth the beneficial owners of the convertible debentures and the number of shares underlying such debentures as of May 31, 2003. To our knowledge, there have been no further transfers of any debentures during the fiscal year ended May 31, 2003 or subsequently. No person has converted any of the debentures into common stock. During fiscal 2002, Cdn$344,913 of the debentures were repaid to Mrs. Harvey.

-------------------------------------------------------------------------------------------------------
         Name                   Original Principal amount         Accrued Interest    Underlying shares
-------------------------------------------------------------------------------------------------------
Marlowe Harvey(a)                     Cdn$4,113,105                    $0                 3,343,988
-------------------------------------------------------------------------------------------------------
Thomas S. Hendricks (b)               Cdn$  984,000                    $0                 1,306,036
-------------------------------------------------------------------------------------------------------
Melvin Martin(c)                      Cdn$1,103,214                    $0                   896,922
-------------------------------------------------------------------------------------------------------

(a) Owned of record by Mr. Harvey's wife, Judy Harvey and entities affiliated with or controlled by Mr. Harvey. Of these debentures, Mrs. Harvey is holding Cdn$1,103,214 for the benefit of Mr. Martin. Mrs. Harvey disclaims any interest in the debentures (or the shares underlying the debentures) she is holding for Mr. Martin.

(b) Mr. Hendricks acquired these debentures from Mrs. Harvey in settlement of litigation he had brought against Mr. Harvey, not sure if it was against Calais or Harvey.

(c) Mrs. Harvey is holding debentures in this amount for the benefit of Mr. Martin. Mr. Martin disclaims any affiliation with Mrs. Harvey, Mr. Harvey, or entities they control.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

         We are a publicly owned corporation. Our shares are owned by Canadian and US residents as well as residents of other countries. We are not owned or controlled directly or indirectly by another corporation or any foreign government.

7.A      MAJOR SHAREHOLDERS.

         1.       Major Shareholders.

         The table above in Item 6.E (Share ownership) sets forth the only persons known to us to be holding 5% or more beneficial interest in our outstanding stock, and also includes the beneficial ownership of all of our directors and executive officers.

         Until August 2003, there were no significant transactions in our common stock or significant changes in the percentage ownership by any of our principal shareholders. In August 2003, we issued 8,181,818 shares to six accredited investors as a loan origination fee (valued at US$0.55 per share) in connection with a loan in the amount of US$4,500,000 they made to Calais (net US$652,498 to Calais after payment of prepaid interest, repayment of a bank loan and pre-existing obligations, and financing costs). At the time they made the loan, none of the accredited investors was an affiliate of Calais, directly or indirectly. As a result of the loan transaction,

         Matthew C. Witt became owner of greater than 5% of our outstanding common stock and was hired as our chief financial officer; and

         Stephen A. Benaske became owner of greater than 5% of our outstanding common stock.

         The completion of this transaction reduced the percentage ownership by the previous shareholders by approximately 71 %.

         To collateralize the repayment of this US$4,500,000, Calais granted the lenders a security interest in its Caribou properties. The total amount includes two years prepaid interest at a rate of 12.9% per annum or approximately US $1,000,000. The Company also issued 8,181,818 shares of stock at a deemed price of US $0.55 per share for a total financing fee of US $4,500,000. The financing fee will be recorded in the first quarter of fiscal 2004. 1,500,000 of these shares are to be placed in escrow by the lender and are to be used to satisfy the debt if and when the Company's average share price reaches US $3.00 per share. The loan, if not repaid from the sale of escrowed shares, is due in full on July 31, 2005.

         2. Compliance with Shareholder Reporting Requirements of Sections 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended

         Section 16(a) of the Securities Exchange Act of 1934 (the "1934 Act") requires our directors, executive officers and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of Calais. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

         To our knowledge, based upon a review of the copies of such reports furnished to us and based upon written representations that no other reports were required, all Section 16(a) filing requirements applicable to Calais' officers, directors and greater than ten percent beneficial owners were complied with during the fiscal year ended May 31, 2003 except for those listed below. To our knowledge, none of the named persons below have completed transactions subsequent to September 1, 2003 and, therefore, we do not believe that any additional reports are due.

         - Mr. Hendricks filed a Form 3 on September 25, 2003, which was due on September 3, 2003. As such, he filed one report late.

         - Mr. Witt filed a Form 3 on September 26, 2003, which was due on September 3, 2003. As such, he filed one report late.

         - Mr. Harvey's Form 3 was due on September 3, 2003 and has not yet been filed. In addition, we have received information that Mr. Harvey has sold shares on September 3, 4, 8, 9, and 15 (45,700 shares in September), and October 6 and 14 (21,700 shares), and November 6 (58,000 shares). Mr. Harvey has not reported any of these transactions on Form 4 and, therefore, eight Form 4s have not been filed. Mr. Harvey or persons affiliated with him may have sold additional shares of our common stock without the knowledge of Calais for which he has not filed a Form 4

         - Mr. Daher's Form 3 was due on September 3, 2003 and has not yet been filed. Mr. Daher sold some shares of our common stock in October 2003 for which he has not filed a Form 4.

         - Mr. Akright's Form 3 was due on September 3, 2003. Furthermore he sold some shares of our common stock in September and October 2003. He filed three reports late.

         - Mr. Martin's Form 3 was due on September 3, 2003 and has not yet been filed.

         - Mr. Patton's Form 3 was due on September 3, 2003 and has not yet been filed.

         - Mr. Benaske filed a Form 3 on September 29, 2003, which was due on September 3, 2003. As such, he filed one report late.

         In addition, certain persons were required to file a Schedule 13D, when Calais began filing 1934 Act reports in approximately March 1998 or upon becoming a beneficial owner of greater than 5% of the outstanding stock. Mr. Harvey is the only person known to us who has been obligated to, but who has failed to, file a Schedule 13D as of the date of this report.

7.B      RELATED PARTY TRANSACTIONS.

         The following are the only transactions since June 1, 2001, or proposed transactions, which have materially affected or will materially affect us in which any director, executive officer, or beneficial holder of more that 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or indirect interest. Our board of directors believes the transactions referenced below were on terms at least as favorable to us as we could have obtained from unaffiliated parties.

Resignation of Marlowe Harvey

         On November 11, 2003, Mr. Harvey resigned as an officer and director of Calais, demanding a return of the Cdn$984,000 debenture Mrs. Harvey assigned to Mr. Hendricks and also advising Calais that he intends to enter into an agreement to vend the Nevada properties, or a portion thereof, to third parties. Calais intends to assert its rights as appropriate.


Purchases of Common Shares by Officers/Directors

         During fiscal 2003 and subsequently, we issued 111,667 common shares and 150,000 common shares (respectively) for services provided or to settle debts valued at Cdn$61,733 and Cdn$67,500 (respectively) to directors or to companies controlled by our directors. During fiscal 2002, we issued 441,000 common shares for services provided or to settle debts valued at $132,300 to directors or to companies controlled by our directors. The following chart describes these transactions in greater detail:

------------------------------------------------------------------------------------------------
                    Subsequent to fiscal 2003       Fiscal 2003                Fiscal 2002
------------------------------------------------------------------------------------------------
                     # of shares  Cdn$ value   # of shares  Cdn$ value   # of shares  Cdn$ value
------------------------------------------------------------------------------------------------
Marlowe Harvey(a)           --           --           --           --      166,000       49,800
-----------------------------------------------------------------------------------------------
Thomas S
Hendricks(b)           100,000      $45,000       91,667      $40,333      100,000       30,000
-----------------------------------------------------------------------------------------------
Art Daher(b)            50,000      $22,500       20,000      $21,400       75,000       22,500
-----------------------------------------------------------------------------------------------
Robert Akright              --           --           --           --      100,000      $30,000
-----------------------------------------------------------------------------------------------
Thomas Patton               --           --           --           --           --           --
-----------------------------------------------------------------------------------------------
Melvin Martin               --           --           --           --           --           --
-----------------------------------------------------------------------------------------------

(a)      issued to Judy Harvey, Marlowe's wife.

(b) Exercise of options for Cdn$0.45 per share in September (Mr. Hendricks) and October (Mr. Daher) 2003.

Loans to Calais

         Directors, their family members, or companies controlled by our directors have lent the company funds on various terms and conditions over the last three years as follows:

         - the convertible debentures described above in Item 6.E (Share ownership - warrants and convertible securities that are outstanding)

         - Cdn$70,000 payable (with interest at 12%) to Mr. Harvey for a loan made by him to Calais for working capital purposes in 2003 which was due May 22, 2003 (paid in August 2003), and which was secured by our inventories and was convertible into our common stock at Cdn$0.60 per share. As consideration to Mr. Harvey for making this loan, we provided him with options to purchase 82,500 shares of stock at an exercise price of Cdn$1.26, exercisable through November, 2004.

         - In June 2003, Thomas S. Hendricks obtained a personal mortgage from a bank using his personal collateral in the amount of US$587,680 in order to permit Calais to meet certain of its obligations. The amount advanced included prepaid interest and fees to the lender of US$87,680, providing a net of US$500,000 funding to Calais. Proceeds of the August 2003 financing were used to repay this amount and to reimburse Mr. Hendricks for his expenses in obtaining this loan. Mr. Hendricks provided this credit facility to us at no cost.

         - From time-to-time during fiscal years ending May 31, 2003 and 2002, and previously, Mr. Hendricks used his personal credit cards to advance funds to Calais as necessary for Calais' working capital purposes. The amounts outstanding that are attributed to Mr. Hendricks at May 31, 2003 and 2002 reflect those amounts together with interest accrued to the credit card issuers. Mr. Hendricks did require Calais to pay his interest expense, but did not charge Calais any other costs or receive any compensation for advancing this credit.

         - This loan and in the following table (which table does not include amounts owed pursuant to the convertible debentures).

-----------------------------------------------------------------------------------------------------------
                                                                             AMOUNT OWED BY CALAIS ON
-----------------------------------------------------------------------------------------------------------
NAME                           INTEREST RATE  SEPTEMBER 30, 2003       MAY 31, 2003            MAY 31, 2002
-----------------------------------------------------------------------------------------------------------
Tom Hendricks                        0%              $0                  US$94,281               US$28,987
----------------------------------------------------------------------------------------------------------
Marlowe and Judy Harvey             12%              $0                 Cdn$70,000                 $     0
----------------------------------------------------------------------------------------------------------

Royalty Interests.

         Based on our understanding with Marlowe Harvey (our chairman and a significant shareholder and creditor), he will own a 5% net smelter royalty interest in the Nevada properties after we have acquired the interests which have not yet been conveyed to us. As discussed above, the title to the Nevada properties is unclear, and we are attempting to determine what steps to take to resolve the issues identified to date and whether there are other issues that must be dealt with. Based on our preliminary determination of the economics of the property, it appears that the existence of the net smelter royalty interest makes the property not economical to develop or mine.

         The majority of the properties that Calais acquired from the former Hendricks Mining Co. ("HMC") in 1998, or acquired within five years thereafter, are subject to net smelter return royalties in amounts varying from 2.0% to 0.5% of net smelter returns in favor of the former shareholders of Hendricks Mining

Co. (which include Thomas S. Hendricks (as to 85.354%), Mr. Hendricks' mother (10.101%), and Mr. Hendricks' attorney (4.545%) who has continued as attorney for Calais; see Item 7, Major Shareholders and Related Party Transactions). The period for which Calais was obligated to make further royalty grants as to new acquisitions expired in April, 2003. The royalty grants now outstanding and of record are effective for a period of 20 years after the date of the grants, with expiration of the royalties beginning in March 2018, and ending in April 2023. These individuals own the net smelter return royalty covering substantially all of the Caribou properties. (The net smelter return does not include properties acquired since April 2003.) Calais, Aardvark, and Mr. Harvey acknowledged the validity of these royalties in the July 2000 settlement of the litigation Mr. Hendricks brought against Mr. Harvey and Aardvark. See further discussion above in Item 4.D, "Property, Plant and Equipment - Caribou Property."

Aardvark Enterprises, Inc.

         Aardvark Enterprises, Inc. is a Washington corporation primarily engaged in the real estate business in Denver and elsewhere. Aardvark is controlled by Marlowe Harvey and his wife, Judy Harvey. Shortly after the acquisition of the Hendricks Mining Co. assets by Calais in 1998, Calais encountered a cash shortfall which would have prevented it from exercising an advantageous option to acquire the Caribou Mine properties, and to continue its drilling program at the Caribou project.

         The necessary funds were advanced by Aardvark from Aardvark's sale of unrelated real estate, including $500,000 plus costs to acquire the Caribou properties and additional funds to continue the drilling programs. Aardvark completed the sales and the acquisition of its interest in the Caribou properties in a tax-deferred ss.1031 exchange. The entire Aardvark interest in the Caribou properties is subject to exploration and mining concessions in favor of Calais, and a contractual right held by Calais to re-acquire the properties on terms described in a July 2000 agreement reached to settle litigation brought by Mr. Hendricks against Mr. Harvey and Aardvark. (Originally the transaction was structured differently, including a promissory note from Aardvark to Calais in the amount of US$2,300,000, a deed of trust securing Calais' interest in the Aardvark ownership, and other relationships between Calais and Aardvark. The settlement agreement clarified these relationships and provides that Calais has the right to reacquire the claims held by Aardvark for a debenture (which Calais has already paid to Aardvark) and for a payment from Calais to Aardvark in an amount "equal to pay the capital gains triggered by the" reconveyance of the property to Calais. (The cash payment will be deducted from the debenture.) Although the original agreement estimated the payment to be about US$750,000, currently the parties estimate the tax obligation (which would arise as a result of the deferred capital gains as a result of the ss.1031 exchange) to be about US$500,000. The settlement agreement provides that Calais will have an unlimited time to exercise its option for transfer.

Litigation

         In 2000, Thomas Hendricks brought litigation against Marlowe Harvey, Aardvark, and Calais relating to certain information allegedly not disclosed to Mr. Hendricks at the time that his company, HMC, was acquired by Calais. Generally the complaints related to interests that Calais had in property in Mexico and the lack of funding for continuing exploration of the Caribou properties. The parties resolved this litigation shortly after it was commenced by entering into a mutual release and settlement agreement. As a result of the agreement,

         a.       Mr. Harvey paid certain funds to Mr. Hendricks;

         b. Mr. Harvey's wife transferred a Cdn$984,000 debenture (which had been issued to her by Calais) to Mr. Hendricks;

         c. Calais reimbursed Mr. Hendricks for one-half of his legal expenses incurred in bringing the litigation;

         d. Calais agreed to sell its interest in the mining equipment located in Mexico and apply the funds to repayment of Calais' obligations;

         e. Aardvark agreed to transfer its interest in the Caribou properties to Calais as described above;

         f. Calais agreed to honor the royalties granted to the former HMC shareholders;

         g. Mr. Harvey agreed to resign as president and chief executive officer of Calais and Mr. Hendricks agreed to accept appointment to those positions; and

         h. Mr. Hendricks has a right to approve financing for Calais' development of the Caribou properties.

         On November 11, 2003, Marlowe Harvey made certain allegations which, if he pursues, may result in legal action. It is premature to reach any conclusions with respect to Mr. Harvey's allegations at this time.

C.       INTERESTS OF EXPERTS AND COUNSEL

         John Henderson, Esq., a partner of the law firm Vranesh & Raisch, LLP, was a 4.515% owner of HMC at the time Calais acquired the Consolidated Caribou-Cross-Comstock-Pandora district mine area from HMC. As a result, he owns 4.515% of the net smelter royalty (ranging from 0.5% to 2.0%) that HMC retained in the transaction. Vranesh & Raisch, LLP continues to serve as legal counsel to Calais and Vranesh & Raisch, LLP bills Calais for its legal services and expenses advanced at its normal hourly rates.

         As described in Item 8.A(7), below, Devlin Jensen of Vancouver, British Columbia, had filed litigation against Calais for services provided in the amount of $63,368. Calais did not dispute the delivery of the services, but did not have the funds to pay Devlin Jensen until after the August 2003 financing was completed. These amounts have been paid in full. Devlin Jensen continues to provide legal advice to Calais.

         None of the other experts or legal counsel to Calais have engaged in related party transactions with Calais.

         ITEM 8. FINANCIAL INFORMATION

8.A(1-6) - Financial Statements

         Our consolidated financial statements are stated in Canadian Dollars (Cdn$) and are prepared in accordance with Canadian GAAP, the application of which, in our case, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to the financial statements.

         The audited financial statements for the year ended May 31, 2003 and 2002 as required under ITEM #17 are included hereto immediately following the text of this Annual Report. The auditors' report of KPMG LLP, Independent Accountants, are included herein immediately preceding the financial statements.

8.A(7) - Legal proceedings.

         Other than discussed below, we know of no material, active or pending or (to our knowledge) threatened legal proceedings against them. Other than discussed below, we are not involved as a plaintiff in any material proceeding or pending litigation.

         A Writ of Summons and Statement of Claim was filed in Supreme Court of British Columbia on May 21, 2002 re monies owing and payable to Devlin Jensen for services provided in the amount of $63,368 plus interest and costs incurred therein. This debt has been fully paid and Devlin Jensen has released its claims.

         A Claim made in Alberta by BDO Dunwoody for services provided in the amount of $48,864 plus interest and costs incurred therein. This amount has been paid.

         In November 2002 Calais entered into an agreement with National Capital Companies for the performance of investor relations services. Included in the consideration we paid National Capital at the time were 480,000 common stock purchase warrants and 150,000 shares of restricted stock. We did not believe that National Capital performed on their obligations. As a result of settlement discussions with National Capital, in October 2003 we agreed to allow National Capital to retain 37,500 of the originally-issued 150,000 shares and agreed to issue to National Capital an additional 25,000 restricted shares. National Capital agreed to return the remaining 112,500 shares and the warrants for cancellation. We are in the process of documenting this agreement which will not be binding until executed by the parties. We have not recognized any liability or contingent liability for this in our financial statements.

8.A(8)   Our policy on dividends

         We have not declared any dividends since incorporation and we do not anticipate that we will declare any dividends in the foreseeable future. Our present policy is to retain future earnings (if any) for use in our operations and the expansion of our business.

         Because of our outstanding lending arrangement with the accredited investors entered into in August 2003, we are prohibited from declaring or paying any dividends until the loan has been repaid in full. There are no other restrictions on our ability to pay dividends.

8.B      SIGNIFICANT CHANGES.

         The only significant change that has occurred since the date of our annual financial statements (May 31, 2003) is the completion of a financing, in August 2003, with six accredited investors which provided a US$4,500,000 loan to us (bearing interest at 12.9% and due July 31, 2005 or the sale of 1,500,000 by Stephen A. Benaske if the stock price reaches US$3.00). The net funds have been used or allocated for use as follows:

---------------------------------------------------------------------------
Prepayment of two years interest expense                       US$1,161,000
---------------------------------------------------------------------------
Repayment of remaining amounts due to bank                     US$1,080,000
---------------------------------------------------------------------------
Repayment of interim mortgage due to Thomas S. Hendricks for   US$ 587,6800
funds he advanced
---------------------------------------------------------------------------
Repayment of trade payables                                    US$  700,000
---------------------------------------------------------------------------
Financing costs                                                US$   95,000
---------------------------------------------------------------------------

         As a result, following the financing and the use of proceeds as described above, we had US$652,498 remaining for working capital, which we plan to use for exploration of our Caribou and Panamanian properties and for general and administrative purposes.

         To secure the loan, we pledged our Caribou properties as collateral.

ITEM 9. THE OFFER AND LISTING

9.A      OFFER AND LISTING DETAILS.

9.A(1-3)         Information required for an offer of securities

         Not applicable, inasmuch as this is being used as our annual report on Form 20-F.

9.A(4)           Price history for our common stock

         Our common shares were approved for trading on the OTC Bulletin Board in the United States, under the symbol "CAAUF" on February 1, 1999. The Company voluntarily de-listed from trading on the Vancouver Stock Exchange, now known as the TSX Venture Exchange, effective March 15, 1999.

         The high and low sales prices on the OTC Bulletin Board for actual trades of the Company's common shares from date of listing is as follows and quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions:

MOST RECENT SIX MONTHS

                                HIGH                  LOW
October 2003                   US$1.52              US$1.13
September 2003                 US$2.00              US$1.33
August 2003                    US$2.50              US$0.12
July 2003                      US$0.40              US$0.30
June 2003                      US$0.45              US$0.35
May 2003                       US$0.46              US$0.38

                                                               QUARTER ENDED
2003 FISCAL YEAR                  AUG 31, 2002       NOV 30, 2002        FEB 28, 2003        MAY 31, 2003
                                  ------------       ------------        ------------        ------------
Common Stock
   High                             US$1.00            US$0.70              US$0.85             US$0.53
   Low                              US$0.20            US$0.25              US$0.20             US$0.20

                                                               QUARTER ENDEDED
2002 FISCAL YEAR                  AUG 31, 2001       NOV 30, 2001        FEB 28, 2002        MAY 31, 2002
                                  ------------       ------------        ------------        ------------
Common Stock
   High                             US$0.48            US$0.40              US$0.20             US$0.38
   Low                              US$0.18            US$0.08              US$0.05             US$0.06

  MOST RECENT FIVE YEARS
     YEAR ENDED MAY 31              HIGH                  LOW
2003  (OTCBB)                      US$1.00               US$0.20
2002  (OTCBB)                      US$0.38               US$0.05
2001  (OTCBB)                      US$0.44               US$0.06
2000  (OTCBB)                      US$0.44               US$0.05
1999 (TSX Venture Exchange)       Cdn$2.50              Cdn$0.71

         There are no pre-emptive rights associated with our shares.

         The Company's common shares are issued in registered form and the following information is taken from the records of CIBC Mellon Trust Company, located in Vancouver, British Columbia, Canada, the registrar and transfer agent for the common shares, although we are in the process of considering other transfer agents.

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

9.A(5-6) Not applicable.

9.A(7) Information with respect to securities other than common or ordinary shares.

         Although applicable to annual reports on Form 20-F, this is not applicable to Calais.

9.B      PLAN OF DISTRIBUTION.

         Not applicable to annual reports on Form 20-F.

9.C      MARKETS.

         Not applicable to annual reports on Form 20-F.

9.D      SELLING SHAREHOLDERS.

         Not applicable to annual reports on Form 20-F.

9.E      DILUTION.

         Not applicable to annual reports on Form 20-F.

9.F      EXPENSES OF THE ISSUE.

         Not applicable to annual reports on Form 20-F.

ITEM 10. ADDITIONAL INFORMATION

10.A     SHARE CAPITAL.

         Not applicable to annual reports on Form 20-F.

10.B     MEMORANDUM AND ARTICLES OF ASSOCIATION.

         Our authorized capital is 100,000,000 common shares without par value of which 11,193,385 shares were outstanding as of May 31, 2003 (19,627,703 were outstanding at October 31, 2003). All of our authorized common shares are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each share held of record in all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore. Our articles of association do not permit us to authorize any class or series of preferred stock.

         Upon liquidation, dissolution or winding up, holders of our common shares are entitled to receive pro rata our assets, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

         We are not aware of any restrictions or limitations on the rights of non-resident or foreign owners to hold, vote, or receive remittance on our securities, other than those discussed in "Exchange Controls and Other Limitations Affecting Security Holders."

         Although our articles of association provide for no restrictions on our ability to repurchase or redeem our common shares while there is any arrearage in the payment of dividends or sinking fund installments, our loan agreement with the Broadway investors (Mr. Benaske) prohibits the redemption of any shares until Calais repays this loan in full.

         Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Company Act of British Columbia. Unless the Company Act or our Articles or bylaws otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

         Our Articles and the B.C. Company Act contain provisions, which require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a "special resolution" include:

         a. Transferring Company's jurisdiction from British Columbia to another jurisdiction;

         b. Giving material financial assistance to executive officers and/or directors;

         c.       Material conflicts of interest by Directors;

         d.       Disposing of all or substantially all of our assets;

         e. Removing a director before the expiration of his term of office;

         f.       Certain alterations of share capital, including:

                  (1)      increasing the number of authorized shares;

                  (2)      subdivision, consolidation and/or changes in shares;

                  (3)      reduction in capital

         g.       Changing our name;

         h.       Altering any restrictions on our business; and

         i.       Amalgamations with another company.

10.C     MATERIAL CONTRACTS.

         Calais' material contracts described throughout this report can be summarized as follows (including a cross reference to the discussion of the contract elsewhere herein). See also Item 5.B, "Liquidity and Capital Resources
- Material Capital Commitments/Uncertainties," above.

         - Loan to Calais from Peak National Bank, in default as of May 31, 2003, repaid in full in August 2003 (see Item 5.B and Item
                  13).

         - Loan to Calais from six accredited investors (see Item 4.A, "History and Development of the Company - General Information
                  - Subsequent to Fiscal 2003," Item 5.B, "Liquidity and Capital Resources," Item 7.A, "Major Shareholders," and Item 8.B, "Significant Changes."

         - Royalty Agreements with Mr. Hendricks and others (see Item 4.D, "Property, plant and equipment -- Caribou property, Colorado, USA; gold/silver exploration/development -- Royalty Obligations on Caribou Properties," and Item 7.B, "Related Party Transactions - Royalty Interests").

         - Acquisition of the Nevada properties from Marlowe Harvey and affiliated entities (see Item 4.D, "Property, plant and equipment - Manhattan project, Nevada USA - Acquisition Details."

         - Contractual rights with respect to the interest of Aardvark Enterprises (an affiliate of Mr. Harvey) in the Caribou properties (see Item 4.D, "Property, plant and equipment -- Caribou property, Colorado, USA; gold/silver exploration/development - Acquisition Details," and Item 7.B, "Related Party Transactions - Aardvark Enterprises, Inc.").

         - Acquisition of the Panama project (see Item 4.D, "Property, plant and equipment - Panama Project - Acquisition Details").

         - Employment agreement with Matthew C. Witt(see Item 6.B, "Compensation - Compensation Table").

         - Mutual Release effective July 18, 2000, between Marlowe Harvey, Aarvark Agencies, Inc., Calais Resources Colorado, Inc., Calais Resources, Inc., on the one part, and Thomas S. Hendricks (see Item 4.D, "Property, plant and equipment -- Caribou property, Colorado, USA; gold/silver exploration/development - Acquisition Details," and Item 7.B, "Related Party Transactions - Litigation").

         - Convertible debentures dated May 11, 2001 (see Item 6.E, "Share Ownership - Share Ownership Information," Item 6.E, "Share Ownership - Warrants and Convertible Securities Outstanding," and Item 7.B, "Related Party Transactions - Loans to Calais").

10.D     EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

         There is no law or government decree of regulation in Canada that restricts the export or import of capital, or that affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. See Item 10.E, "Taxation," below.

         There is no limitation imposed by Canadian law or by our Articles of Incorporation or our other charter documents on the right of a non-resident to hold or vote shares of our common stock, other than as provided in the Investment Canada Act (Canada), as amended (the "Investment Act").

         The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is a "non-Canadian" as defined in the Investment Act, unless, after review the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. If an investment by a non-Canadian is not a reviewable investment, it nevertheless requires the filing of a short notice which may be given at any time up to 30 days after the implementation of the investment.

         An investment in our common shares by a non-Canadian that is a "WTO investor" (an individual or other entity that is a national of, or has the right of permanent residence in, a member of the World Trade Organization, current members of which include the European Community, Germany, Japan, Mexico, the United Kingdom and the United States, or a WTO investor-controlled entity, as defined in the Investment Act) would be reviewable under the Investment Act if it were an investment to acquire direct control, through a purchase of assets or voting interests, of Calais and the value of our assets equalled or exceeded $218 million, the threshold established for 2001, as indicated on our financial statements for our fiscal year immediately preceding the implementation of the investment. In subsequent years, such threshold amount may be increased or decreased in accordance with the provisions of the Investment Act.

         An investment in our common shares by a non-Canadian, other than a WTO investor, would be reviewable under the Investment Act if it were an investment to acquire direct control of Calais and the value of the assets were $5.0 million or more, as indicated on our financial statements for our fiscal year immediately preceding the implementation of the investment.

         A non-Canadian, whether a WTO investor or otherwise, would acquire control of Calais for the purposes of the Investment Act if he, she or it acquired a majority of our common shares or acquired all or substantially all of the assets used in our business. The acquisition of less than a majority, but one-third or more of our common shares would be presumed to be an acquisition of control of Calais unless it could be established that Calais was not controlled in fact by the acquirer through the ownership of the common shares.

         The Investment Act would not apply to certain transactions in relation to shares of our common stock, including:

         (a) an acquisition of shares of our common stock by any person if the acquisition were made in the ordinary course of that person's business as a trader or dealer in securities;

         (b) an acquisition of control of Calais in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

         (c) an acquisition of control of Calais by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of Calais, through the ownership of voting interests, remains unchanged.

10.E     TAXATION.

         The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the opinion of our management. We have not received any opinion about these issues from any tax professional in the United States or Canada. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm's length with us, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

         This summary is based upon the provisions of the Income Tax Act of Canada and the regulations there under (collectively, the "Tax Act" or "ITA")and the Canada-United States Tax Convention (the "Tax Convention") as at the date hereof and the current administrative practices of Canada Customs and Revenue Agency. This summary does not take into account provincial income tax consequences.

         MANAGEMENT URGES EACH HOLDER TO CONSULT HIS OWN TAX ADVISOR WITH RESPECT TO THE INCOME TAX CONSEQUENCES APPLICABLE TO HIM IN HIS OWN PARTICULAR CIRCUMSTANCES.

Canadian Federal Income Tax Considerations

         The summary below is restricted to the case of a holder (a "Holder") of one or more common shares ("Common Shares") who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm's length with us.

         Dividends. A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

         Disposition of Common Shares. A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common Share constituted "taxable Canadian property" as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm's length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

         A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

         After October 18, 2000, a Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include one half of the capital gain ("taxable capital gain") in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct one half of any capital loss ("allowable capital loss") arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

United States Taxation

         The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences. The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended ("the Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time. In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation, which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Management urges holders and prospective holders of our common shares to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common shares.

         U.S. Holders. As used herein, a ("U.S. Holder") includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

         Distribution on Our Common Shares. U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder's United States Federal taxable income by those individuals who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income or at preferential rates applicable to dividends. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for a U.S. Holder, which is a corporation.

         In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

         Dividends paid on our common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from Calais (unless we qualify as a "foreign personal holding company" or a "passive foreign investment company," as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

         Under current Treasury Regulations, dividends paid on our common shares, if any, generally will not be subject to U.S. information reporting, and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of our common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

         Foreign Tax Credit. For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

         A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends (if any) that we distribute will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of our common shares to consult their own tax advisors regarding their individual circumstances.

Other Considerations

         In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of our common shares.

         Foreign Personal Holding Company. If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of our gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), we would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold our common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent we do not actually distribute such income.

         We do not believe that the Company currently has the status of a "foreign personal holding company." However, there can be no assurance that we will not be considered a foreign personal holding company for the current or any future taxable year.

         Foreign Investment Company. If 50% or more of the combined voting power or total value of our outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging our common shares to be treated as ordinary income rather than capital gains.

         We do not believe that the Company has the status of a "foreign investment company." However, there can be no assurance that we will not be considered a foreign investment company for the current or any future taxable year.

         Passive Foreign Investment Company. As a foreign corporation with U.S. Holders, we could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of our income which is passive, or the percentage of our assets which is held for the purpose of producing passive income.

         Management believes that we are not a PFIC. Additionally, we believe that the anticipated development of our business would not include any activities, which would cause us to fall under the criteria of a Passive Foreign Investment Company. However, there can be no assurance that our determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record-keeping requirements, which will be imposed of QEFs.

         Certain United States income tax legislation contains rules governing PFICs which can have significant tax effects on U.S. shareholders of foreign corporations. These rules do not apply to non-U.S. shareholders. Section 1297
(a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either

         (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or

         (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more.

         THE TAXATION OF A US SHAREHOLDER WHO OWNS STOCK IN A PFIC IS EXTREMELY COMPLEX AND IS THEREFORE BEYOND THE SCOPE OF THIS DISCUSSION. MANAGEMENT URGES US PERSONS TO CONSULT WITH THEIR OWN TAX ADVISORS WITH REGARDS TO THE IMPACT OF THESE RULES.

         Controlled Foreign Corporation. A Controlled Foreign Corporation ("CFC") is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation's tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of our stock could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax.

         The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States

Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of our earnings and profits (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was "controlled") attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

         The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder's federal income tax liability.

         Filing Information Returns. Under a number of circumstances, United States Investor acquiring our common shares may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

10.F     DIVIDENDS AND PAYING AGENTS.

         See Item 8.A(8) - "Our policy on dividends." We have no dividend paying agents.

10.G     STATEMENT BY EXPERTS.

         Not applicable to annual reports filed on Form 20-F.

10.H     DOCUMENTS ON DISPLAY.

         The documents referenced herein may be inspected at our principal place of business as set forth on the cover page of this report.

10.I     SUBSIDIARY INFORMATION.

         See Item 4.A - History and Development of the Company - General Information.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         We do not engage in hedging transactions. Our functional currency is the Canadian dollar. However, we incur significant expenditures in the U.S dollar. Accordingly, Calais bears the risk of changes between the Canadian and U.S. dollar exchange rates. In the year ended May 31, 2003, such exchange rate changes resulted in a foreign exchange gain of approximately Cdn.$250,000. To date, Calais has not entered into any derivative or other financial instruments to mitigate the impact of future exchange rate changes.

         Furthermore, we are a small business issuer as that term is defined in Rule 405 under the Securities Act of 1933 and Rule 12b-2 under the Securities Exchange Act of 1934 and, therefore, we are not required to make the disclosures required by Item 11. See Item 11(e).

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN DEBT SECURITIES

         Not applicable to annual reports on Form 20-F.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         At the end of our 2003 fiscal year, we were in default in our bank indebtedness to Peak National Bank. As a result, it was charging us the default rate of interest of 24%. This was renegotiated in June 2003 and repaid in full in August 2003.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A-D   MATERIAL MODIFICATIONS.

         The Company has not materially altered the rights of security holders since the last annual report.

14.E             USE OF PROCEEDS.

         Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

15(a)    EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES.

         As required by Rule 13a-15 under the Securities Exchange Act of 1934, within the 90 days prior to the filing date of this report, our management carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our principal executive officer as well as our principal financial officer, who concluded that our disclosure controls and procedures are effective.

         Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

15(b)    CHANGES IN INTERNAL CONTROLS.

         There were no changes in our internal controls or in other factors that could significantly affect these internal controls subsequent to the date of their evaluation.

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

         Calais has not appointed an audit committee financial expert.

ITEM 16B CODE OF ETHICS

         We have not yet adopted a code of ethics that applies to our principal executive officer, principal financial officer, controller, or persons performing similar functions. We have not done so because of the press of other business activities. We expect that the board of directors will consider such a code in the future.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

(a)      AUDIT FEES.

         Our principal accountant, KPMG LLP, billed us aggregate fees in the amount of approximately Cdn$25,000 for the fiscal year ended May 31, 2003 and approximately Cdn$29,000 for the fiscal year ended May 31, 2002. These amounts were billed for professional services that KPMG LLP provided for the audit of our annual financial statements, review of the financial statements included in our report on Form 20-F, review of the financial information contained in our filings made pursuant to Canadian regulatory requirements, and other services typically provided by an accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(b)      AUDIT-RELATED FEES.

         KPMG LLP billed us no fees for the fiscal years ended May 31, 2003 and 2002 for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements.

(c)      TAX FEES.

         KPMG LLP billed us aggregate fees in the amount of approximately Cdn$7,000 for the fiscal year ended May 31, 2003 and approximately Cdn$7,000 for the fiscal year ended May 31, 2002, for tax compliance, tax advice, and tax planning.

(d)      ALL OTHER FEES.

         KPMG LLP billed us no fees for the fiscal years ended May 31, 2003 and 2002 for other fees.

(e)      AUDIT COMMITTEE'S PRE-APPROVAL PRACTICE

         Section 10A(i) of the Securities Exchange Act of 1934 prohibits our auditors from performing audit services for us as well as any services not considered to be "audit services" unless such services are pre-approved by the audit committee of the Board of Directors, or unless the services meet certain de minimis standards. The audit committee does not have a charter and consequently has not adopted a formal pre-approval policy. The audit committee has pre-approved KPMG's audit and audit-related services for fiscal 2003.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

         Not applicable.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

         Our financial statements are stated in Canadian Dollars (Cdn$) and are prepared in accordance with Canadian GAAP, the application of which, in our case, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to the financial statements.

         The audited financial statements for the year ended May 31, 2003 as required under ITEM #17 are included hereto immediately following the text of this annual report. The audit report of KPMG LLP, Independent Auditors, are included herein immediately preceding the financial statements.

ITEM 18. FINANCIAL STATEMENTS

         Not applicable. The Company has elected to file under Item 17.

ITEM 19. EXHIBITS

(A) AUDITED FINANCIAL STATEMENTS

-        Auditor's Report, dated October 9, 2003

-        Consolidated Balance Sheets at May 31, 2003 and 2002

- Consolidated Statements of Operations and Deficit for the Years ended May 31, 2003, 2002 and 2001

- Consolidated Statements of Cash Flows for the Years ended May 31, 2003, 2002 and 2001

-        Notes to Consolidated Financial Statements

(B)  EXHIBITS

Exhibits Pursuant to Item 601 of Regulation S-B:

EXHIBIT
NUMBER        TITLE
------        -----
3.01*         Memorandum

3.02*         Articles of Incorporation

3.03*         Special Resolution filed March 19, 1992

10.01*        Loan agreement dated August 1, 2003 with accredited investors

10.02*        Mutual Release effective July 18, 2000, between Marlowe Harvey, Aarvark Agencies, Inc., Calais Resources Colorado,
              Inc., Calais Resources, Inc., on the one part, and Thomas S. Hendricks
10.03*        Form of convertible debentures

10.04*        Purchase Option Agreement dated February 28, 2003 by and between Calais Resources,  Inc. and Golden Cycle of Panama,
              Inc. and Panama Mining of Golden Cycle, Inc.

10.05*        Grant of Royalty Interest For Fixed Term, Modification of Prior Royalty Grants and Assignment of Royalty Buyout
              Rights Under Prior Grants dated March 1998 by Calais Resources Colorado, Inc. in favor of Thomas S. Hendricks,
              Marjorie J. Hendricks, and John R. Henderson.

10.06*        Right to Redeem and Re-Acquire Agreement dated March 26, 1999 between Aardvark Agencies, Inc. and Calais Resources
              Colorado, Inc.

10.07*        Right to Redeem and Re-Acquire  Agreement dated July 20, 2000 between Aardvark  Agencies,  Inc. and Calais Resources
              Colorado, Inc.

10.08*        Grant of Royalty Interest For Fixed Term by Calais Resources Colorado, Inc. and Aardvark Agencies, Inc. dated July
              2000 by Calais Resources Colorado, Inc. in favor of Thomas S. Hendricks, Marjorie J. Hendricks, and John R.
              Henderson

10.09*        Employment Agreement with Matthew C. Witt

21*           List of subsidiaries.

31*           Certification pursuant to Rule 13a-14(a)

32*           Certification pursuant to 18 U.S.C.Section 1350

*        Filed herewith.

                                 SIGNATURE PAGE

         The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf by the undersigned, thereunto duly authorized.

                   Calais Resources Inc.: SEC File No. 0-29392
                   -------------------------------------------
                                   Registrant

         Dated November 10, 2003              By /s/ Thomas S. Hendricks
                                              ----------------------------------
                                                 Thomas S. Hendricks, President

                    MANAGEMENT'S STATEMENT OF RESPONSIBILITY

     Management of Calais Resources Inc. is responsible for the preparation of the accompanying consolidated financial statements and the preparation of all information in the annual report and for their integrity and objectivity. The consolidated statements have been prepared in accordance with Canadian generally accepted accounting principles and are considered by management to present fairly the financial position and operating results of the Company. The significant accounting policies followed are described in the notes to the consolidated financial statements.

     Management has established internal control systems to provide reliable accounting records and safeguard Company assets. The consolidated financial statements have been audited by the independent auditors KPMG LLP, Chartered Accountants, whose report outlines the scope of their examination and their opinion on the consolidated financial statements.

     The Company's independent auditors have full rights to meet separately with the Audit Committee to discuss the results of their examination.

     The Audit Committee of the Company reports their finding to the Board of Directors for its consideration in approving the financial statements for issuance.

/s/ Art Daher
Director, Calais Resources Inc.
Chilliwack, BC

October 9, 2003

                       AUDITORS' REPORT TO THE DIRECTORS

     We have audited the consolidated balance sheets of Calais Resources Inc. as at May 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audit in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the two year period ended May 31, 2003 in accordance with Canadian generally accepted accounting principles.

     The consolidated financial statements for the year ended May 31, 2001, prior to the adjustments described in Note 3, were audited by another auditor who expressed an opinion without reservation on those statements in their report dated October 17, 2001, except as to Note 5 which was as of November 21, 2001. We have audited the adjustments to the 2001 consolidated financial statements and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

                                          KPMG LLP

Chartered Accountants
Chilliwack, British Columbia

October 9, 2003

    COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

     In the United States, reporting standards require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the directors dated October 9, 2003 is expressed in accordance with Canadian reporting standards which does not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

                                          KPMG LLP

Chartered Accountants
Chilliwack, Canada

October 9, 2003

                             CALAIS RESOURCES INC.

                          CONSOLIDATED BALANCE SHEETS
                         EXPRESSED IN CANADIAN DOLLARS
                             MAY 31, 2003 AND 2002

                                                                  2003            2002
                                                              ------------   --------------
                                                                              (RESTATED --
                                                                                NOTE 3)
                                          ASSETS
Current assets:
  Restricted cash (Note 7)..................................  $         --    $     67,415
  Inventories...............................................       283,301         283,301
  Prepaid expenses and deposits.............................            --           7,612
                                                              ------------    ------------
                                                                   283,301         358,328
Capital assets (Note 4).....................................        94,846         126,216
Mineral properties (Note 5).................................    13,206,552      12,709,871
                                                              ------------    ------------
                                                              $ 13,584,699    $ 13,194,415
                                                              ============    ============

                           LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Bank overdraft............................................  $      7,586    $      9,399
  Accounts payable and accrued liabilities..................       974,816         659,154
  Note payable (Note 6).....................................        95,795              --
  Bank loan (Note 7)........................................     1,642,200       1,832,616
  Advances from shareholders, without interest or fixed
     terms of repayment; unsecured..........................       697,573         546,138
                                                              ------------    ------------
                                                                 3,417,970       3,047,307
Long-term debt (Note 8).....................................     4,624,916       4,573,136
Shareholders' equity:
  Share capital (Note 9)....................................    23,457,480      22,897,780
  Deficit...................................................   (17,915,667)    (17,323,808)
                                                              ------------    ------------
                                                                 5,541,813       5,573,972
                                                              ------------    ------------
Future operations (Note 1)..................................
Contingency (Note 12).......................................
Commitments (Note 15).......................................
Subsequent events (Note 16).................................
                                                              $ 13,584,699    $ 13,194,415
                                                              ============    ============

     On behalf of the Board:

       /s/ THOMAS S. HENDRICKS
--------------------------------------
               Director

            /s/ ART DAHER
--------------------------------------
               Director

          See accompanying notes to consolidated financial statements.

                             CALAIS RESOURCES INC.

               CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                         EXPRESSED IN CANADIAN DOLLARS
                    YEARS ENDED MAY 31, 2003, 2002 AND 2001

                                                          2003           2002           2001
                                                      ------------   ------------   ------------
                                                                     (RESTATED --   (RESTATED --
                                                                       NOTE 3)        NOTE 3)
Revenues............................................  $         --   $         --   $         --
Expenses:
  Advertising.......................................         3,846          1,947          4,523
  Amortization......................................         5,433          7,043         10,694
  Consulting fees...................................        44,789         91,500         71,727
  Filing fees, licenses, permits....................         1,044          2,586          2,924
  Foreign exchange loss (gain)......................      (249,440)         4,699         75,207
  Insurance.........................................           451          2,591          1,303
  Interest and bank charges.........................       624,073        318,553         35,288
  Office and general................................        18,314          8,889         15,807
  Professional fees.................................        99,681        128,478        133,999
  Rent..............................................        13,503         19,800             --
  Telephone.........................................        12,750         13,997         12,871
  Transfer agent fees...............................         3,939          2,521          3,551
  Travel............................................         2,649          2,001          7,211
  Utilities.........................................        12,360         10,820          2,456
  Wages and benefits................................            --             --         58,639
                                                      ------------   ------------   ------------
                                                           593,392        615,425        436,200
                                                      ------------   ------------   ------------
Loss before the undernoted..........................      (593,392)      (615,425)      (436,200)
Other income (expense):
  Loss on abandonment of mineral properties.........                                    (312,749)
  Gain on sale of capital assets....................            --          7,142             --
  Interest income...................................           600          3,092          1,081
  Rental income.....................................           933          2,978             --
                                                      ------------   ------------   ------------
                                                             1,533         13,212       (311,668)
                                                      ------------   ------------   ------------
Loss for the year...................................      (591,859)      (602,213)      (747,868)
Deficit, beginning of year (Note 3).................   (17,323,808)   (16,721,595)   (15,973,727)
                                                      ------------   ------------   ------------
Deficit, end of year................................  $(17,915,667)  $(17,323,808)  $(16,721,595)
                                                      ============   ============   ============
Net loss per common share, basic and diluted........  $      (0.05)  $      (0.06)  $      (0.08)
                                                      ============   ============   ============
Weighted average common shares outstanding, basic
  and diluted.......................................    10,812,795     10,184,635      9,618,218
                                                      ============   ============   ============

          See accompanying notes to consolidated financial statements.

                             CALAIS RESOURCES INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                         EXPRESSED IN CANADIAN DOLLARS
                    YEARS ENDED MAY 31, 2003, 2002 AND 2001

                                                             2003          2002           2001
                                                           ---------   ------------   ------------
                                                                       (RESTATED --   (RESTATED --
                                                                         NOTE 3)        NOTE 3)
Cash provided by (used in):
Operations:
  Loss for the year......................................  $(591,859)  $  (602,213)    $(747,868)
  Items not involving cash:
     Accretion expense...................................     51,780        51,204            --
     Amortization........................................      5,433         7,043        10,694
     Shares issued for services..........................    143,234       141,300        45,000
     Loss on abandonment of mineral properties...........         --            --       312,749
     Warrants issued for services........................    205,645            --            --
     Gain on sale of capital assets......................         --        (7,142)           --
     Loss on settlement of accounts payable and accrued
       liabilities with issuance of shares...............      1,911            --            --
     Foreign exchange loss (gain)........................   (249,440)        4,699            --
  Change in non-cash operating working capital:
     Restricted cash.....................................     67,415       (67,415)           --
     Advances receivable.................................         --            --        65,594
     Other receivables...................................         --           818         5,218
     Prepaid expenses and deposits.......................      7,612            --         7,343
     Accounts payable and accrued liabilities............    307,499      (190,411)       80,293
     Note payable........................................     95,795            --            --
                                                           ---------   -----------     ---------
                                                              45,025      (662,117)     (220,977)
Financing:
  Bank loan..............................................         --     1,832,616            --
  Advances from (to) shareholders........................    129,184      (274,755)      330,292
  Long term debt.........................................         --      (623,575)      278,662
  Issue of capital stock.................................     90,021            --            --
                                                           ---------   -----------     ---------
                                                             219,205       934,286       608,954
Investments:
  Mineral properties.....................................   (262,030)     (289,106)     (373,383)
  Proceeds from disposal of capital assets...............         --         7,412            --
  Net additions to capital assets........................       (387)         (506)       (1,416)
                                                           ---------   -----------     ---------
                                                            (262,417)     (282,200)     (374,799)
                                                           ---------   -----------     ---------
Increase (decrease) in cash..............................      1,813       (10,031)       13,178
Cash (bank overdraft), beginning of year.................     (9,399)          632       (12,546)
                                                           ---------   -----------     ---------
Cash (bank overdraft), end of year.......................  $  (7,586)  $    (9,399)    $    (632)
                                                           =========   ===========     =========
Supplementary cash flow information:
  Interest paid..........................................  $ 107,790   $   195,877     $  35,288
                                                           =========   ===========     =========
  Income taxes paid......................................         --            --            --
                                                           =========   ===========     =========
  Interest received......................................        600         3,092         1,081
                                                           =========   ===========     =========
  Non cash transactions:
     Shares issued to settle accounts payable and accrued
       liabilities.......................................  $  38,800   $        --     $      --
                                                           =========   ===========     =========
     Shares issued for mineral property development......     82,000        30,000        15,000
                                                           =========   ===========     =========
     Amortization capitalized to mineral properties......     26,324        36,645        57,346
                                                           =========   ===========     =========
     Accrued costs capitalized to mineral properties.....    126,327        28,418            --
                                                           =========   ===========     =========
     Shares issued for repayment of shareholder
       advances..........................................         --        75,000            --
                                                           =========   ===========     =========
     Advances receivable allocated to mineral
       properties........................................         --       122,806            --
                                                           =========   ===========     =========

          See accompanying notes to consolidated financial statements.

                             CALAIS RESOURCES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         EXPRESSED IN CANADIAN DOLLARS
                    YEARS ENDED MAY 31, 2003, 2002 AND 2001

1.  GENERAL AND FUTURE OPERATIONS

     Calais Resources Inc. (the "Company") was incorporated under the laws of the Province of British Columbia on December 30, 1986. The Company is currently in the process of exploring and developing various mineral properties to determine whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for the mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development and upon future profitable production.

     These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is doubt about the appropriateness of the use of the going concern assumption because the Company experienced losses in 2003, 2002 and 2001 and has experienced negative cash flow from operations over a number of years. In addition, the Company was in default on its US$1,200,000 bank loan as of May 31, 2003. (See Notes 7 and 16)

     Subsequent to the year end, the Company acquired US$4,500,000 in financing to repay the bank loan, trade creditors and provide operating funds (as described in Note 16). The Company is actively pursuing various additional options with potential lenders and investors which, if accepted, will in management's view, enable the Company to achieve its business plans. No agreements with potential lenders or investors have been reached yet and there can be no assurance that such agreements will be reached.

     The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the successful completion of the actions taken or planned, some of which are described above, which management believes will mitigate the adverse conditions and events which raise doubt about the validity of the "going concern" assumption used in preparing these financial statements. As is common with companies with negative cash flows and losses, there is no certainty that these and other strategies will be sufficient to permit the Company to continue beyond May 31, 2004.

     The financial statements do not reflect adjustments that would be necessary if the "going concern" assumption were not appropriate. If the "going concern" basis was not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.  SIGNIFICANT ACCOUNTING POLICIES

  (a) BASIS OF CONSOLIDATION

     These financial statements include the accounts of the Company and its wholly-owned subsidiaries, Calais International Inc., Calais Resources Nevada Inc., and Calais Resources Colorado Inc. All material inter-company transactions and balances have been eliminated.

  (b) USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Significant areas requiring the use of management estimates relate to the determination of the net recoverable value of assets, including inventory obsolescence provisions, asset impairment and provisions for contingencies. Actual results could differ from those estimates.

                             CALAIS RESOURCES INC.

  (c) CASH EQUIVALENTS

     Cash equivalents consist of short-term deposits with terms to maturity of ninety days or less when acquired.

  (d) FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of cash, accounts receivable, accounts payable, note payable, bank loans, long-term debt and advances from shareholders. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

  (e) INVENTORIES

     Inventories consist of mining equipment held for resale. Inventories are recorded at the lower of cost or net realizable value.

  (f) MINERAL PROPERTIES

     The Company is engaged in the acquisition, exploration and development of mineral properties. All acquisition, exploration and related direct overhead expenditures are deferred and will be depleted over the estimated life of the property. The estimated life of a property depends on whether the property contains economically recoverable reserves that can be brought into production. The costs relating to a property abandoned are written off when the decision to abandon is made.

     The total amount recorded for mineral properties and deferred exploration expenditures represents costs incurred to date and does not reflect present or future values.

     Proceeds from disposition of mineral properties are normally credited to the capitalized costs with no gain or loss being recognized unless the sale is significant to the capitalized property costs. For such significant dispositions, a gain or loss would be recognized.

  (g) CAPITAL ASSETS AND AMORTIZATION

     Capital assets are recorded at cost and are amortized over the estimated useful life on the declining balance method at rates of 20% to 30% per annum. Amortization related to exploration and mining equipment is capitalized as a mineral property cost.

  (h) FOREIGN CURRENCY

     Monetary items denominated in foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

  (i) INCOME TAXES

     The Company follows the asset and liability method of accounting for income taxes. Under this method, current taxes are recognized for the estimated income taxes payable for the current period. Future income taxes are provided based on the estimated future tax effects of temporary differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as the benefit of losses available to be carried forward to future years for tax purposes.

                             CALAIS RESOURCES INC.

     Future tax assets and liabilities are measured using enacted or substantively enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment or substantive enactment date. A valuation allowance is recorded for future tax assets when it is not more likely than not that such future tax assets will be realized.

  (j) NET LOSS PER SHARE

     Basic net loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share is computed using the weighted average number of common shares and potentially dilutive common shares outstanding during the year. As the Company has a net loss in the years ending May 31, 2003, 2002 and 2001, basic and diluted net loss per share are the same.

  (k) STOCK-BASED COMPENSATION

     The Company has no formal stock-based compensation plans. Prior to April 1, 2002 the Company applied the settlement method for all stock-based compensation awards. Under the settlement method, no compensation expense is recognized for these plans when stock or stock options are issued to employees. Consideration paid by employees on the exercise of stock options is credited to common shares. For consideration paid to an employee for the repurchase of stock options, the excess of the consideration paid over the carrying amount of the stock option cancelled is charged to retained earnings.

     Effective April 1, 2002, the Company adopted new CICA section 3870, "Stock-Based Compensation and Other Stock-Based Payments". This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires the fair value based method of accounting for certain, but not all, stock-based transactions. The standard permits, and the Company has elected, for stock option grants to employees and directors to continue to be accounted for using the settlement method.

     No options issued on or after April 1, 2002 were issued to employees, as a result, no pro-forma disclosures are provided.

3.  PRIOR PERIOD ADJUSTMENTS

     During the year ended May 31, 2003, it was determined that the following had not been recorded in previously issued financial statements:

          (a) A fair value conversion option related to the convertible debentures as described in Note 8.

          (b) Payable to a director for services related to the companys' mineral properties.

          (c) Costs related to a previously abandoned mineral property.

     Accordingly, the prior year's figures have been retroactively restated.

                             CALAIS RESOURCES INC.

     The impact on previously reported amounts is as follows:

                                                    2002
                                                 PREVIOUSLY                   2002 AS
                                                  REPORTED     ADJUSTMENT     RESTATED
                                                ------------   ----------   ------------
Mineral properties............................  $ 12,681,453   $  28,418    $ 12,709,871
                                                ============   =========    ============
Accounts payable and accrued liabilities......       595,238      63,916         659,154
                                                ============   =========    ============
Long-term debt................................     5,097,105    (523,969)      4,573,136
                                                ============   =========    ============
Share capital.................................    22,322,607     575,173      22,897,780
                                                ============   =========    ============
Deficit, end of year..........................   (17,237,106)    (86,702)    (17,323,808)
                                                ============   =========    ============
Interest and bank charges.....................       267,349      51,204         318,553
                                                ============   =========    ============
Loss for year.................................       551,009      51,204         602,213
                                                ============   =========    ============
Net loss per common share, basic and
  diluted.....................................         (0.05)                      (0.06)
                                                ============                ============

                                                    2001
                                                 PREVIOUSLY                   2001 AS
                                                  REPORTED     ADJUSTMENT     RESTATED
                                                ------------   ----------   ------------
Accounts payable and accrued liabilities......  $    780,994   $  35,498    $    816,492
                                                ============   =========    ============
Long-term debt................................     5,720,680    (575,173)      5,145,507
                                                ============   =========    ============
Share capital.................................    22,076,307     575,173      22,651,480
                                                ============   =========    ============
Deficit, end of year..........................   (16,686,097)    (35,498)    (16,721,595)
                                                ============   =========    ============

4.  CAPITAL ASSETS

                                                                2003       2002
                                                              --------   --------
Cost:
  Land......................................................  $  8,215   $  8,215
  Furniture.................................................    10,947     10,947
  Computer equipment........................................    37,494     37,494
  Automotive equipment......................................    57,331     57,331
  Exploration/mining equipment..............................   498,988    498,988
  Software..................................................     6,647      6,260
                                                              --------   --------
                                                               619,622    619,235
Accumulated depreciation:
  Furniture.................................................     7,783      7,065
  Computer equipment........................................    32,378     30,502
  Automotive equipment......................................    50,172     47,506
  Exploration/mining equipment..............................   428,149    401,825
  Software..................................................     6,294      6,121
                                                              --------   --------
                                                               524,776    493,019
                                                              --------   --------
Net book value..............................................  $ 94,846   $126,216
                                                              ========   ========

                             CALAIS RESOURCES INC.

     Amortization of $26,324 (2002 -- $36,645) related to exploration equipment was capitalized to mineral properties during the year.

5.  MINERAL PROPERTIES

                                                                2003          2002
                                                             -----------   -----------
                                                                            (NOTE 3)
Nevada U.S.A. .............................................  $ 3,449,004   $ 3,297,789
Colorado, U.S.A. ..........................................    9,466,230     9,268,024
Panama, Central America....................................      291,318       144,058
                                                             -----------   -----------
                                                             $13,206,552   $12,709,871
                                                             ===========   ===========

     Title to mining properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristics of many mining properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing. The majority of the properties in which the Company has committed to earn an interest are located outside Canada. The Company is therefore relying on title opinions by legal counsel who are basing such opinions on the laws of the respective country.

  (a) NEVADA, U.S.A.

     In December 1994, the Company acquired a 51% interest in certain patented and unpatented claims located in Nevada from a company controlled by directors for $1,176,000 US plus a 5% net smelter royalty. The Company can also acquire a 100% interest in a further 89 claims in this property under this agreement.

     The Company entered into an agreement and settlement dated September 7, 2000 with Nevada Manhattan Mining Incorporated to settle and purchase Nevada Manhattan Mining Incorporated's 24.5% interest in the property. The Company agreed to make four annual payments of US$75,000 each for a total of US$300,000. During the term of the agreement the Company has agreed to pay Nevada Manhattan Mining Incorporated a 2% net smelter return royalty. The Company can purchase the entire Nevada Manhattan Mining Incorporated interest and royalty at any time over a thirty-year period for US$7,500,000, which would include production royalties.

     The Company also holds a 100% interest in 42 unpatented claims in the Manhattan Mining district by staking.

     The Company is in the process of investigating its title to the above properties. After a preliminary review of the title information, it appears that title of the above claims are owned by companies controlled by directors of the Company or other individuals, although it appears that, based on agreements these titles should be conveyed to the Company. The Company has commenced discussions in an effort to resolve the situation, the results of which are undeterminable at this time. Adjustments, if any, to the properties will be recorded when title to the properties have been resolved.

  (b) COLORADO, U.S.A.

     Included in the Colorado properties is a 100% working interest in the Consolidated Caribou-Cross-Comstock-Panadora district mine area which the Company acquired in 1997 for US$4,000,000 in stock, cash and final property payments. After acquisition of 100% working interest the seller retains a 2% net smelter royalty interest in the property. The Company has the right to buy back half of the net smelter royalty (1%) for US$750,000. The seller has not sold any of the issued shares for this acquisition through May 31, 2003. During 2000, the Company acquired 100% ownership of 10 patented claims that are continuations of the historic Boulder County and Cardinal vein systems. The Colorado properties contain a well-documented mineral resource of 424,500 ounces of gold and 11,725,000 ounces of silver.

                             CALAIS RESOURCES INC.

  (c) PANAMA, CENTRAL AMERICA

     The Company owns hard rock mining concessions to 61,000 acres (24,686 hectares) in the eastern Veraguas District of Panama in Central America in 2001. The acquisition was made through a five-year agreement with Panama Mining of Golden Cycle Incorporated, the seller. The Company issued 100,000 shares of stock to the seller. The Company is obligated to pay the seller a 2% net smelter return on any hard rock mineral production. The Company can purchase the concessions from the seller at any time up to August 31, 2004 for US$2,500,000 (the "early purchase"). Upon completion of the early purchase the 2% net smelter return is reduced to 0.5%. The Company is obligated to pay the annual taxes and holding fees.

     The Company is also obligated to pay the seller a 6% gross royalty ("GSR") on all placer gold mining production to a maximum GSR fee of US$5,000,000. Upon the total payment under the GSR reaching US$5,000,000, the GSR percentage is reduced to 1% for the balance of the life of placer production.

     The Company acquired additional hard rock mining concessions of 13,590 acres (5,500 hectares) in the above-mentioned location in 2003. The acquisition was made through a new ten-year agreement with the seller, which replaces or amends the above-mentioned five-year agreement. Under this new agreement, the Company issued an additional 100,000 shares of stock, paid US$10,000 in cash and assumed US$15,750 of payables from the seller. The Company is also required to spend US$500,000 on exploration by February 28, 2004, under the terms of this new agreement.

6.  NOTE PAYABLE

     Note payable, to a director for US$70,000 (2002 -- $nil) plus interest at 12% per annum due May 22, 2003; secured by inventories, convertible to 116,667 shares at US$0.60 per share. As consideration for note, the director was also provided with 82,500 stock options with an exercise price of $1.26.

     Subsequent to May 31, 2003, the note was repaid in full.

7.  BANK LOAN

     Loan payable with interest only payments at 10.5% per annum. Principal of US$1,200,000 due in full on December 16, 2002; secured by deed of trust over mineral properties. At May 31, 2003 the Company was in default with respect to this loan and, as a result, the interest rate on the loan was increased to 24% per annum.

     Subsequent to May 31, 2003, the Company reached an agreement with the bank, and paid all arrears interest and a US$120,000 principal repayment. As a result of this agreement the due date of the loan was extended to December 16, 2003 and the interest rate reduced to 10.5% from 24%.

     During August 2003, the balance outstanding on the loan of US$1,080,000 plus accrued interest was repaid in full (see Note 16).

     Cash of $nil (2002 -- $67,415) is held in an escrow account for monthly interest payments.

8.  LONG-TERM DEBT

                                                                 2003         2002
                                                              ----------   ----------
                                                                            (NOTE 3)
Debentures payable, without interest, due May 2011,
  convertible to common shares at an conversion price of
  $1.23 per share at holders discretion; unsecured..........  $5,097,105   $5,097,105
Less: Cumulative accretion remaining........................    (472,189)    (523,969)
                                                              ----------   ----------
                                                              $4,624,916   $4,573,136
                                                              ==========   ==========

                             CALAIS RESOURCES INC.

     Accretion expense to the face value of the debt of $51,780
(2002 -- $51,204; 2001 -- $nil) has been included in interest and bank charges for the year.

     All debentures are held by companies or persons related to a shareholder and director. It is not practicable to determine the fair value of the debentures and advances from shareholders due to their related party nature and the absence of a secondary market for such instruments.

9.  SHARE CAPITAL

  (a) AUTHORIZED: 100,000,000 COMMON SHARES WITHOUT PAR VALUE

  (b) ISSUED AND OUTSTANDING SHARES

                                                                        2002
                                                              ------------------------
                                                              NUMBER OF
                                                                SHARES       AMOUNT
                                                              ----------   -----------
Balance, May 31, 2000.......................................   9,655,718   $22,015,767
Issued for services.........................................     100,000        45,000
Issued under exercise of stock options......................     100,000        15,000
Fair value conversion option on convertible debentures......          --       575,713
                                                              ----------   -----------
Balance, May 31, 2001.......................................   9,855,718    22,651,480
Issued to settle debt.......................................     250,000        75,000
Issued for services.........................................     471,000       141,300
Issued for acquisition of mineral properties................     100,000        30,000
                                                              ----------   -----------
Balance, May 31, 2002.......................................  10,676,718    22,897,780
Issued to settle debt.......................................      67,500        38,800
Issued for cash.............................................      62,500        78,771
Issued on exercise of options...............................      25,000        11,250
Issued for services.........................................     261,667       143,234
Issued for acquisition of mineral properties................     100,000        82,000
Warrants issued for services................................          --       205,645
                                                              ----------   -----------
Balance, May 31, 2003.......................................  11,193,385   $23,457,480
                                                              ==========   ===========

     Included in issued and outstanding capital stock are 150,000 contingently cancelable shares that are held in escrow and may not be traded without regulatory approval.

                             CALAIS RESOURCES INC.

  (c) STOCK OPTIONS

                                                                        WEIGHTED AVERAGE
                                                                         EXERCISE PRICE
                          DATE                               NUMBER        PER SHARE
                          ----                              ---------   ----------------
Issued and outstanding, May 31, 2000.....................     824,250       $  0.45(i)
Issued in the year.......................................     155,000          0.45
Expired in the year......................................     (14,000)        (0.45)
                                                            ---------       -------
Issued and outstanding, May 31, 2001.....................     965,250          0.45
Issued in the year.......................................      60,000          0.77
                                                            ---------       -------
Issued and outstanding, May 31, 2002.....................   1,025,250          0.47
Issued in the year.......................................      82,500          1.26
Issued in the year.......................................      15,000          0.45
Exercised in the year....................................     (25,000)        (0.45)
Expired in the year......................................    (116,250)        (0.45)
                                                            ---------       -------
Balance, May 31, 2003....................................     981,500       $  0.54
                                                            =========       =======

     Options outstanding at May 31, 2003 are as follows:

                                           EXERCISE PRICE                   WEIGHTED AVERAGE
                                 NUMBER      PER SHARE       EXPIRY DATE     REMAINING LIFE
                                 -------   --------------    -----------    ----------------
Other..........................   60,000       $0.77        June 2003          0.1 years
Director and employee
  options......................  684,000       $0.45        October 2003       0.4 years(ii)
Director options...............   82,500       $1.26        November 2004      1.5 years
Director and employee
  options......................  155,000       $0.45        August 2005        2.3 years(iii)
                                 -------                                       ---------
                                 981,500                                       0.8 years
                                 =======                                       =========

---------------

All outstanding options are exercisable when issued.

(i)  During 2001, these option were repriced from $1.34 to $0.45.

(ii) 185,000 of these options were exercised subsequent to year-end.

(iii)5,000 of these options were exercised subsequent to year-end.

  (d) WARRANTS

                                                                        WEIGHTED AVERAGE
                                                                         EXERCISE PRICE
                                                              NUMBER       PER SHARE
                                                              -------   ----------------
Issued and outstanding, May 31, 2001 and May 31, 2002.......       --       $     --
Issued in the year for services.............................  548,803       US$ 0.81
                                                              -------       --------
Balance, May 31, 2003.......................................  548,803       US$ 0.81
                                                              =======       ========

                             CALAIS RESOURCES INC.

     Warrants outstanding at May 31, 2003 are as follows:

                        EXERCISE PRICE                    WEIGHTED AVERAGE
       NUMBER            PER WARRANT      EXPIRY DATE      REMAINING LIFE
       ------           --------------    -----------     ----------------
        62,500             US$0.80       September 2003      0.3 years(i)
       486,303             US$0.81       October 2004        1.4 years
       -------             -------                           ---------
       548,803             US$0.81                           1.3 years
       =======             =======                           =========

---------------

(i)These warrants were exercised subsequent to year-end.

10.  INCOME TAXES

     The Company has income tax loss carryforwards of approximately $2,828,000 which are available to reduce future taxable income. The benefits of the losses have not been recognized in the financial statements. The losses will expire as follows:

                                                     CANADA        U.S.        TOTAL
                                                   ----------   ----------   ----------
2004.............................................  $  547,000   $       --   $  547,000
2005.............................................      13,000           --       13,000
2006.............................................     105,000           --      105,000
2007.............................................     222,000           --      222,000
2008.............................................     150,000           --      150,000
2009.............................................     259,000           --      259,000
2010.............................................     210,000           --      210,000
2018.............................................          --      444,000      444,000
2019.............................................          --      160,000      160,000
2020.............................................          --       76,000       76,000
2021.............................................          --      356,000      356,000
2022.............................................          --      259,000      259,000
2023.............................................          --       27,000       27,000
                                                   ----------   ----------   ----------
                                                   $1,506,000   $1,322,000   $2,828,000
                                                   ==========   ==========   ==========

     Significant components of the Company's future tax assets are shown below. A valuation allowance has been recognized to fully offset the net future tax assets as realization of such net assets is uncertain.

                                                                2003          2002
                                                             -----------   -----------
Future tax assets:
  Operating loss carryforwards.............................  $ 1,120,000   $ 1,186,000
  Capital assets...........................................           --        27,000
                                                             -----------   -----------
                                                               1,120,000     1,213,000
Valuation allowance for future tax assets..................   (1,109,000)   (1,213,000)
                                                             -----------   -----------
                                                                  11,000            --
Future tax liabilities:
  Capital assets...........................................      (11,000)           --
                                                             -----------   -----------
Net future tax assets......................................  $        --   $        --
                                                             ===========   ===========

                             CALAIS RESOURCES INC.

11.  RELATED PARTY TRANSACTIONS

     During the year, the Company paid, through the issuance of common stock, $21,400 (2002 -- $82,500; 2001 -- $43,119) to a director for various services provided to the Company throughout the year. The Company also paid a director $12,000 (2002 -- $19,800; 2001 -- $nil) for office rent.

     These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

     Subsequent to year-end, a director obtained a personal mortgage (the "interim mortgage" -- see Note 16(a)) in the amount of $587,680 in order to meet certain obligations of the Company. The interim mortgage was subsequently repaid by the Company (see Note 16(b)).

12.  CONTINGENCY

     The Company is negotiating with a shareholder and director of the Company for claims of past wages, salary remuneration and expenses in the approximate amount of US$544,700 ($745,400 Cdn). Included in advances from shareholders is $343,400 Cdn provided for this claim. The claim is under negotiation, the outcome of which is undeterminable. Accordingly, no additional provision has been recorded. Additional amounts, if any, will be recorded in the period the claim is settled.

13.  SEGMENTED INFORMATION

     The Company operates principally in the mining industry segment.

     The Company's operations are in the following geographical locations:

                                                   2003          2002          2001
                                                -----------   -----------   -----------
Net loss for the year:
  Canada......................................  $   468,604   $   312,347   $   487,017
  United States...............................      123,255       289,866       260,851
                                                -----------   -----------   -----------
                                                $   591,859   $   602,213   $   747,868
                                                ===========   ===========   ===========
Identifiable assets at end of year:
  Canada......................................  $   290,092   $   291,949   $   295,978
  United States...............................   13,294,607    12,902,466    12,491,799
                                                -----------   -----------   -----------
                                                $13,584,699   $13,194,415   $12,787,777
                                                ===========   ===========   ===========

14.  FINANCIAL INSTRUMENTS

     The Company holds various forms of financial instruments. The nature of these instruments and the Company's operations expose the Company to foreign currency risk, interest rate risk and industry credit risk.

  (a) FOREIGN CURRENCY RISK

     A significant portion of the Company's operations are located in the United States and the Company manages its exposure to foreign currency fluctuations by maintaining U.S. currency bank accounts and denominates its commitments and contracts in U.S. dollar equivalents.

                             CALAIS RESOURCES INC.

  (b) CREDIT RISK

     The Company's receivables are mainly for cost recoveries from related parties. The Company has no significant credit risk as it has the ability to net amounts receivable against accounts payable for services rendered by these parties.

15.  COMMITMENTS

     (a) The Company is committed under option and lease agreements to expend on exploration expenditures and property option payments amounts as disclosed in Notes 5 (a), (b), and (c) in the form of cash and/or stock as detailed therein.

     (b) On October 23, 2002, the Company entered into a one year advisory services agreement with a financial consulting firm. Under the terms of this agreement, the Company issued 150,000 shares that were restricted from trading for one year and provided a warrant for 486,303 shares at an exercise price of US$0.81.

     A director of the Company also transferred 91,667 free-trading, non-encumbered shares to be held as collateral against 12 monthly payments of US$5,000 in consulting fees for a total of US$60,000. The Company replaced the directors free-trading shares with a new allotment of 91,667 shares that are restricted from trading for a one year period.

16.  SUBSEQUENT EVENTS

     (a) In June 2003, a director obtained a personal mortgage for US$587,680 to pay various liabilities on behalf of the Company. Prepaid interest and fees of US$87,680 were withheld, providing net cash funding of US$500,000 to the Company (the "interim mortgage").

     The interim mortgage was used in part to rectify the default under the Company's bank loan (Note 7). The interim mortgage was repaid in full with the proceeds of the financing described in Note 16(b).

     (b) In August 2003, the Company obtained US$4,500,000 in financing by way of a first mortgage on the Colorado, USA mineral properties. The total amount includes two years prepaid interest at a rate of 12.9% per annum or approximately US$1,000,000 providing net cash funding to the Company of approximately $3,500,000.

     The net cash proceeds of US$3,500,000 were used as follows:

Repayment of remaining bank loan (Note 7)...................   US$1,080,000
Repayment of interim mortgage (Note 16(a))..................        588,000
Repayment of trade payables.................................        700,000
Working capital.............................................      1,037,000
Financing costs.............................................         95,000
                                                               ------------
                                                               US$3,500,000
                                                               ============

     As consideration for this financing, the Company also issued 8,181,818 shares of stock at a deemed price of US$0.55 per share for a total financing fee of US$4,500,000. The financing fee will be recorded in the first quarter of fiscal 2004. 1,500,000 of these shares are to be placed in escrow by the lender and are to be used to satisfy the debt if and when the Company's average share price reaches US$3.00 per share. The loan, if not repaid from the sale of escrowed shares, is due in full on July 31, 2005.

17.  COMPARATIVE FIGURES

     Certain balances in the preceding period have been reclassified or restated (Note 3) to conform with the current year's financial statement presentation.

                             CALAIS RESOURCES INC.

18.  RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     Generally accepted accounting principles ("GAAP") and practices in the United States of America ("U.S. GAAP") differ in certain respects from Canadian GAAP. Differences which may materially affect these consolidated financial statements are:

  (a) MINERAL PROPERTY EXPLORATION AND DEVELOPMENT EXPENDITURES

     Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets" in the U.S. requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is measured, equal to the excess of the carrying amount over the fair value of the assets. United States Security and Exchange Commission staff have indicated that their interpretation of SFAS 144 requires mineral property exploration and development costs to be expensed as incurred until commercially minable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination.

     Accordingly, for all periods presented, the Company has expensed exploration and development costs incurred for U.S. GAAP purposes. Once proved and probable reserves are established, capitalization of related costs would commence. This is significantly different from the accounting policy under Canadian GAAP, as detailed in the mineral properties significant accounting policy note.

     Under U.S. GAAP, additional exploration costs for mineral properties that would be written off are as follows:

                                                         2003       2002       2001
                                                       --------   --------   --------
                                                                  (NOTE 3)   (NOTE 3)
Mineral exploration and development costs............  $496,681   $506,975   $445,729
                                                       ========   ========   ========

  (b) STOCK-BASED COMPENSATION

     Statement of Financial Accounting Standards No. 123 ("SFAS 123") requires that stock-based compensation be accounted for based on a fair value methodology, although it allows the effects to be disclosed in the notes to the financial statements rather than in the statement of operations for employee awards. SFAS 123 allows an entity to continue to measure compensation costs for employee stock-based compensation plans using the intrinsic value based method of accounting as prescribed by APB Opinion No. 25 ("APB 25") and related interpretations. The Company has elected to measure compensation cost for those employee plans using APB 25. As such, compensation expense under fixed plans is recorded only if the market value of the underlying stock at the date of granting exceeds the exercise price. If the exercise price of a fixed option award is reduced, the award is accounted for as a variable award from the date of modification to the final measurement date upon which the award is exercised, is forfeited, or expires unexercised. Compensation cost is adjusted in subsequent periods up to the measurement date for changes in the quoted market price. The Company follows the settlement method under Canadian GAAP and as a result no compensation expense is recognized for employee awards.

     Compensation expense (recovery) recognized for employee fixed and variable awards for the year ended May 31, 2003 would be $(44,164) (2002 -- $125,917;
2001 -- $183,079) under US GAAP.

  (c) THE COMPANY HAS 150,000 COMMON SHARES HELD IN ESCROW

     The release of the shares is contingent on certain performance conditions. Compensation under U.S. GAAP, if any, is recognized when the contingency is resolved and the shares are released from escrow based upon value

                             CALAIS RESOURCES INC.

of the shares as they become releasable. As at May 31, 2003, no shares are releasable from escrow. No similar compensation expense would be recognized under Canadian GAAP.

  (d) FAIR VALUE CONVERSION OPTION

     Under Canadian GAAP a fair value conversion option is recorded for all convertible debentures. Under U.S. GAAP, a beneficial conversion option is only recorded if the option is in the money at the date of the transaction.

  (e) UNDER CANADIAN GAAP, FUTURE TAX ASSETS AND LIABILITIES ARE RECORDED AT SUBSTANTIALLY ENACTED TAX RATES

     Under U.S. GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. Recording Canadian deferred tax assets and liabilities at enacted tax rates would not change recorded net assets or shareholders' equity under U.S. GAAP.

  (f) THE FOLLOWING TABLE PRESENTS THE CONSOLIDATED BALANCE SHEET, STATEMENT OF OPERATIONS AND DEFICIT, AND CASH FLOWS UNDER U.S. GAAP

  Balance Sheet

                                                               2003           2002
                                                           ------------   ------------
                                                                            (NOTE 3)
Total assets under Canadian GAAP.........................  $ 13,584,699   $ 13,194,415
Adjustments to mineral property exploration and
  development expenditures(a)............................   (13,206,552)   (12,709,871)
                                                           ------------   ------------
Total assets under U.S. GAAP.............................  $    378,147   $    484,544
                                                           ============   ============
Total liabilities under Canadian GAAP....................  $  8,042,886   $  7,620,443
Fair value conversion option(d)..........................       472,189        523,969
                                                           ------------   ------------
Total liabilities under U.S. GAAP........................     8,515,075      8,144,412
Share capital, Canadian GAAP.............................    23,457,480     22,897,780
Gain on sale of subsidiary...............................      (430,000)      (430,000)
Stock-based compensation(b)..............................       264,832        308,996
Fair value conversion option(d)..........................      (575,173)      (575,173)
                                                           ------------   ------------
Share capital, U.S. GAAP.................................    22,717,139     22,201,603
Accumulated deficit, U.S. GAAP...........................   (30,854,067)   (29,861,471)
                                                           ------------   ------------
Shareholders' deficiency, U.S. GAAP......................    (8,136,928)    (7,659,868)
                                                           ------------   ------------
Shareholders' deficiency and liabilities under U.S.
  GAAP...................................................  $    378,147   $    484,544
                                                           ============   ============

                             CALAIS RESOURCES INC.

  Statement of Operations and Deficit

                                  CUMULATIVE
                                FROM INCEPTION    YEAR ENDED     YEAR ENDED     YEAR ENDED
                                  TO MAY 31,       MAY 31,        MAY 31,        MAY 31,
                                     2003            2003           2002           2001
                                --------------   ------------   ------------   ------------
                                                                  (NOTE 3)       (NOTE 3)
Net loss under Canadian
  GAAP........................   $(17,915,667)   $   (591,859)  $   (602,213)  $   (747,868)
Adjustments:
  Mineral property exploration
     and development
     expenditures.............    (13,206,552)       (496,681)      (506,975)      (445,729)
  Loss on mineral property
     exploration previously
     recorded for U.S. GAAP...             --              --             --        312,749
  Gain on sale of
     subsidiary...............        430,000              --             --             --
  Stock-based compensation....       (264,832)         44,164       (125,917)      (183,079)
Fair value conversion
  option......................        102,984          51,780         51,204             --
                                 ------------    ------------   ------------   ------------
Net loss, being comprehensive
  loss, under U.S. GAAP.......    (30,854,067)       (992,596)    (1,183,901)    (1,063,927)
Accumulated opening deficit
  under U.S. GAAP.............             --     (29,861,471)   (28,677,570)   (27,613,643)
                                 ------------    ------------   ------------   ------------
Ending deficit, U.S. GAAP.....   $(30,854,067)   $(30,854,067)  $(29,861,471)  $(28,677,570)
                                 ============    ============   ============   ============
Net loss per share, basic and
  diluted, U.S. GAAP..........                   $      (0.09)  $      (0.12)  $      (0.11)
                                                 ============   ============   ============

                             CALAIS RESOURCES INC.

  (g) STATEMENT OF CASH FLOWS

     For Canadian GAAP, cash flows relating to mineral property exploration and development expenditures are reported as investing activities. For U.S. GAAP purposes, these costs would be characterized as operating activities. Under U.S. GAAP financing activities would include financing through the Company's bank overdraft. Accordingly, the effect of these differences on the statements of cash flows are summarized as follows:

                                                       2003        2002        2001
                                                     ---------   ---------   ---------
                                                                 (NOTE 3)    (NOTE 3)
Cash provided by (used in) operations under
  Canadian GAAP....................................  $  45,025   $(662,117)  $(220,977)
Adjustment for mineral exploration costs...........   (262,030)   (289,106)   (373,383)
                                                     ---------   ---------   ---------
Cash used in operations under U.S. GAAP............   (217,005)   (951,223)   (594,360)
Cash provided by (used in) investments under
  Canadian GAAP....................................   (262,417)   (282,200)   (374,799)
Adjustment for mineral exploration costs...........    262,030     289,106     373,383
                                                     ---------   ---------   ---------
Cash provided by (used in) investments under U.S.
  GAAP.............................................       (387)      6,906      (1,416)
Financing activities under Canadian GAAP...........    219,205     934,286     608,954
Increase (decrease) in bank overdraft..............     (1,813)      9,399     (12,546)
                                                     ---------   ---------   ---------
Financing activities under U.S. GAAP...............    217,392     943,685     596,408
                                                     ---------   ---------   ---------
Increase (decrease) in cash under Canadian GAAP....      1,831     (10,031)     13,178
Additional bank overdraft financing (repayment)....     (1,831)      9,399     (12,546)
                                                     ---------   ---------   ---------
Increase (decrease) in cash under U.S. GAAP........         --        (632)        632
Cash, beginning of year, U.S. GAAP.................         --         632          --
                                                     ---------   ---------   ---------
Cash, end of year, U.S. GAAP.......................  $      --   $      --   $     632
                                                     =========   =========   =========

  (h) DEVELOPMENT STAGE ENTERPRISE

     The Company meets the definition of a Development stage enterprises under FAS No. 7. The following additional disclosures would be required under U.S. GAAP.

  Consolidated statements of operations and deficit (U.S. GAAP)

                                                                 CUMULATIVE
                                                               FROM INCEPTION
                                                                DEC. 30, 1986
                                                                 TO MAY 31,
                                                                    2003
                                                               ---------------
Operating, exploration and administrative expenses..........    $(22,809,852)
Loss on disposition of subsidiary...........................     (12,107,072)
Other income................................................       4,062,857
                                                                ------------
Net loss for the period since inception to May 31, 2003.....    $(30,854,067)
                                                                ============

                             CALAIS RESOURCES INC.

  Consolidated statements of cash flows

                                                                  CUMULATIVE
                                                                FROM INCEPTION
                                                               DEC. 30, 1986 TO
                                                                 MAY 31, 2003
                                                               ----------------
Operating activities........................................     $(10,185,965)
Financing activities........................................       15,913,132
Investing activities........................................       (5,727,167)
                                                                 ------------
Net cash inflows from inception to May 31, 2003.............     $         --
                                                                 ============

     Additional shareholders' equity disclosures required under FAS No. 7 would include:

                                                     COMMON SHARES             DEFICIT
                                                ------------------------     ACCUMULATED
                                                  NUMBER       AMOUNT      SINCE INCEPTION
                                                ----------   -----------   ---------------
Balance at inception..........................          --   $        --
  Issued for cash:
     December 1986............................           1             1
     January 1987.............................      80,000       100,000
     April 1987...............................     150,000         7,500
Net loss for the year under U.S. GAAP.........          --            --    $   (108,647)
                                                ----------   -----------    ------------
Balance, May 31, 1987.........................     230,001       107,501        (108,647)
  Issued for cash:
     September 1987...........................      11,600        14,500
     March 1988...............................     100,000       150,000
Net loss for the year under U.S. GAAP.........          --            --         (42,412)
                                                ----------   -----------    ------------
Balance, May 31, 1988.........................     341,601       272,001        (151,059)
  Issued for cash:
     August 1988..............................      31,000        54,250
  Issued upon exercise of warrants:
     August 1988..............................      20,000        40,000
     March 1989...............................       5,000        10,000
Net loss for the year under U.S. GAAP.........          --            --        (185,968)
                                                ----------   -----------    ------------
Balance, May 31, 1989.........................     397,601       376,251        (337,027)
  Issued for cash:
     July 1989................................      40,000       136,000
  Issued upon exercise of options:
     August 1989..............................      20,000        75,000
Net loss for the year under U.S. GAAP.........          --            --         (54,515)
                                                ----------   -----------    ------------
Balance, May 31, 1990.........................     457,601       587,251         391,542

                             CALAIS RESOURCES INC.

                                                     COMMON SHARES             DEFICIT
                                                ------------------------     ACCUMULATED
                                                  NUMBER       AMOUNT      SINCE INCEPTION
                                                ----------   -----------   ---------------
  Acquisition of Cinsonix Limited:
     July 1989................................   1,000,000       750,000
  Issued for finder's fee.....................      30,000        90,000
Net loss for the year under U.S. GAAP.........          --            --      (1,179,904)
                                                ----------   -----------    ------------
Balance, May 31, 1991.........................   1,487,601     1,427,251      (1,571,446)
  Issued for mineral properties:
     April 1992...............................      50,000        20,000
Net loss for the year under U.S. GAAP.........          --            --         (71,702)
                                                ----------   -----------    ------------
Balance, May 31, 1992.........................   1,537,601     1,447,251      (1,643,148)
  Issued for cash:
     July 1992................................   1,000,000       150,000
     March 1993...............................     600,000       132,000
  Issued for debt settlement:
     August 1992..............................     115,468        23,094
  Issued for finder's fee.....................      30,000        26,100
Net loss for the year under U.S. GAAP.........          --            --        (118,136)
                                                ----------   -----------    ------------
Balance, May 31, 1993.........................   3,283,069     1,778,445      (1,761,284)
  Issued for mineral properties Oct. 1993.....      50,000        30,500
  Issued for exercise of warrants:
     June 1993................................   1,000,000       150,000
     September 1993...........................     145,000        31,900
  Issued for cash:
     January 1994.............................     170,000       102,000
Net loss for the year under U.S. GAAP.........          --            --        (329,175)
                                                ----------   -----------    ------------
Balance, May 31, 1994.........................   4,648,069     2,092,845      (2,090,459)
  Issued for cash:
     November 1994............................     200,000       150,000
  Issued for exercise of warrants:
     October 1994.............................     205,000        55,000
     December 1994............................      40,000        10,400
     January 1995.............................     215,000        55,900
     May 1995.................................       3,000         2,250
  Disposition of Cinsonix Limited.............    (905,209)     (430,001)
Net loss for the year under U.S. GAAP.........          --            --        (231,833)
                                                ----------   -----------    ------------
Balance, May 31, 1995.........................   4,405,860     1,936,394      (2,322,292)
  Issued for cash:
     June 1995................................     700,000       700,000
     December 1995............................     209,200       796,142

                             CALAIS RESOURCES INC.

                                                     COMMON SHARES             DEFICIT
                                                ------------------------     ACCUMULATED
                                                  NUMBER       AMOUNT      SINCE INCEPTION
                                                ----------   -----------   ---------------
     April 1996...............................     285,750     1,091,565
     May 1996.................................     359,300     1,372,526
  Issued for mineral properties:
     June 1995................................     100,000       300,000
  Issued upon exercise of warrants:
     June 1995................................      81,500        61,125
     August 1995..............................     141,500        97,635
     September 1995...........................       8,000         6,800
     October 1995.............................      73,500        66,215
     November 1995............................     300,000       300,000
     April 1996...............................      43,500        36,975
     May 1996.................................      36,500        31,025
  Issued for finder's fee:
     May 1996.................................       4,364            --
Net loss for the year under U.S. GAAP.........          --            --      (2,149,041)
                                                ----------   -----------    ------------
Balance, May 31, 1996.........................   6,748,974     6,796,402      (4,471,333)
  Issued for cash:
     September 1996...........................     199,820     2,038,163
  Issued for finder's fee:
     September 1996...........................       5,962
  Issued upon exercise of options:
     August 1996..............................      10,000        13,000
     September 1996...........................       3,000         3,900
     December 1996............................       1,000         1,300
     January 1997.............................       1,000         1,300
     February 1997............................       7,000        16,520
     March 1997...............................         500           650
     April 1997...............................      75,900        98,670
     May 1997.................................      81,000       105,300
  Issued upon exercise of warrants:
     June 1996................................      27,500        23,375
     February 1997............................     285,750     1,428,750
     March 1997...............................     222,700     1,113,500
Net loss for the year under U.S. GAAP.........          --            --      (2,928,560)
                                                ----------   -----------    ------------
Balance, May 31, 1997.........................   7,670,106    11,640,830      (7,399,893)
  Issued for October 1997.....................     537,200     2,686,000
  Issued upon exercise of options:
     July 1997................................       1,400         1,820
     August 1997..............................       1,000         1,300

                             CALAIS RESOURCES INC.

                                                     COMMON SHARES             DEFICIT
                                                ------------------------     ACCUMULATED
                                                  NUMBER       AMOUNT      SINCE INCEPTION
                                                ----------   -----------   ---------------
     September 1997...........................       7,000         9,100
     October 1997.............................      39,562        61,823
     May 1998.................................     207,000        60,030
  Issued for mineral properties:
     February 1998............................      11,250        97,538
     March 1998...............................     619,000     3,683,050
Net loss for the year under U.S. GAAP.........          --            --     (10,779,708)
                                                ----------   -----------    ------------
Balance, May 31, 1998.........................   9,093,518    18,241,491     (18,179,601)
  Returned to Treasury:
     July 1998................................     (22,039)           --
  Issued upon exercise of options:
     March 1999...............................      25,000        33,500
  Issued for debt settlement:
     January 1999.............................     180,125       270,188
  Issued for mineral properties:
     November 1998............................      80,364       478,166
     March 1999...............................     288,750     2,503,462
     March 1999...............................      10,000        59,500
Net loss for the year under U.S. GAAP.........          --            --      (7,158,555)
                                                ----------   -----------    ------------
Balance, May 31, 1999.........................   9,655,718    21,586,307     (25,338,156)
Net loss for the year under U.S. GAAP.........          --            --      (2,275,487)
                                                ----------   -----------    ------------
Balance, May 31, 2000.........................   9,655,718    21,586,307     (27,613,643)
  Issued under settlement of services:
     August 2000..............................     100,000        45,000
  Issued under exercise of options:
     January 2001.............................     100,000        15,000
  Stock-based compensation....................          --       183,079
Net loss for the year under U.S. GAAP.........          --            --      (1,063,927)
                                                ----------   -----------    ------------
Balance, May 31, 2001.........................   9,855,718    21,829,386     (28,677,570)
  Issued for debt settlement:
     October 2001.............................     250,000        75,000
  Issued under settlement of services:
     October 2001.............................     471,000       141,300
  Issued for mineral properties:
     October 2001.............................     100,000        30,000
  Stock-based compensation....................          --       125,917
Net loss for the year under U.S. GAAP.........          --            --      (1,183,901)
                                                ----------   -----------    ------------
Balance, May 31, 2002.........................  10,676,718    22,201,603     (29,861,471)

                             CALAIS RESOURCES INC.

                                                     COMMON SHARES             DEFICIT
                                                ------------------------     ACCUMULATED
                                                  NUMBER       AMOUNT      SINCE INCEPTION
                                                ----------   -----------   ---------------
  Issued for debt settlement:
     June 2002 and August 2002................      67,500        38,800
  Issued under settlement of services:
     October 2002 and January 2003............     261,667       143,234
  Issued for mineral properties:
     February 2003............................     100,000        82,000
  Issued under exercise of options:
     January 2003.............................      25,000        11,250
  Issued for cash
     October 2002.............................      62,500        78,771
  Warrants issued under settlement of
     services:
     October 2002.............................          --       205,645
Stock based compensation......................          --       (44,164)
Net loss for the year under U.S. GAAP.........          --            --        (992,596)
                                                ----------   -----------    ------------
Balance, May 31, 2003.........................  11,193,385   $22,717,139    $(30,854,067)
                                                ==========   ===========    ============

     All of the above transactions have been included on a post-consolidation basis.

                                 EXHIBIT INDEX

EXHIBIT
NUMBER        TITLE
------        -----
3.01*         Memorandum

3.02*         Articles of Incorporation

3.03*         Special Resolution filed March 19, 1992

10.01*        Loan agreement dated August 1, 2003 with accredited investors

10.02*        Mutual Release effective July 18, 2000, between Marlowe Harvey, Aarvark Agencies, Inc., Calais Resources Colorado,
              Inc., Calais Resources, Inc., on the one part, and Thomas S. Hendricks
10.03*        Form of convertible debentures

10.04*        Purchase Option Agreement dated February 28, 2003 by and between Calais Resources,  Inc. and Golden Cycle of Panama,
              Inc. and Panama Mining of Golden Cycle, Inc.

10.05*        Grant of Royalty Interest For Fixed Term, Modification of Prior Royalty Grants and Assignment of Royalty Buyout
              Rights Under Prior Grants dated March 1998 by Calais Resources Colorado, Inc. in favor of Thomas S. Hendricks,
              Marjorie J. Hendricks, and John R. Henderson.

10.06*        Right to Redeem and Re-Acquire Agreement dated March 26, 1999 between Aardvark Agencies, Inc. and Calais Resources
              Colorado, Inc.

10.07*        Right to Redeem and Re-Acquire  Agreement dated July 20, 2000 between Aardvark  Agencies,  Inc. and Calais Resources
              Colorado, Inc.

10.08*        Grant of Royalty Interest For Fixed Term by Calais Resources Colorado, Inc. and Aardvark Agencies, Inc. dated July
              2000 by Calais Resources Colorado, Inc. in favor of Thomas S. Hendricks, Marjorie J. Hendricks, and John R.
              Henderson

10.09*        Employment Agreement with Matthew C. Witt

21*           List of subsidiaries.

31*           Certification pursuant to Rule 13a-14(a)

32*           Certification pursuant to 18 U.S.C. Section 1350

*        Filed herewith.