Form 20-F/A
period 2003-05-31
CALAIS RESOURCES INC
filed 2004-07-29
CIK 1044650

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 20-F/A-1

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

            Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes [ ] No [X]

      Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 [XXX] Item 18 [ ]

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

                                    PART III

Item 17. Financial Statements
Item 18. Financial Statements
Item 19. Exhibits
Signature Page

                                  INTRODUCTION

      Calais Resources, Inc. is organized under the laws of British Columbia, Canada. In this Annual Report, the "Company," "Calais," "we," "our," and "us," refer to Calais Resources, Inc. and its subsidiaries (unless the context otherwise requires). Summary discussions of documents referred to in this Annual Report may not be complete, and we refer you to the actual documents for more complete information. Our principal corporate offices are located at 8400 East Crescent Parkway, #675, Greenwood Village, CO 80111; our telephone number is 720-529-9500.

BUSINESS OF CALAIS RESOURCES, INC.

We are a mineral exploration company engaged directly and indirectly through subsidiaries, in the acquisition and exploration of mineral interests. Our primary property is the Caribou prospect (exploration stage) located in Nederland, Colorado. We have reported the existence of measured, indicated and inferred mineral resources on our Caribou prospect (as described in more detail below). We have calculated these resources in accordance with the requirements of Canadian National Instrument 43-101 - Standards of Disclosure of Mineral Projects, but we will not know that a commercially viable mineral deposit or a reserve exists in the Caribou prospect until a sufficient and appropriate exploration work is done and a comprehensive evaluation of such work concludes economic and legal feasibilty. United States investors are advised that while terms such as "measured," "indicated" and "inferred" mineral resources are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the "SEC") does not recognize them. "Mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of mineral resources will ever be converted into mineral reserves or ever recovered profitably, if at all.

      Calais Resources, Inc also has interests in exploration prospects in Nevada, and Panama.

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

                             Selected Financial Data
                      (Cdn$ in 000, except per share data)

                                                                             YEAR ENDED MAY 31
                                                            2003       2002       2001        2000       1999
    CANADIAN GAAP
    Revenues                                                   Cdn$0      Cdn$0      Cdn$0      Cdn$0      Cdn$0
    Loss for the year                                      ($    592) ($    602) ($    748) ($ 11,795) ($    619)
    Loss per Share                                         ($   0.05) ($   0.06) ($   0.08) ($   1.24) ($   0.07)
    Dividends Per Share                                     $   0.00   $   0.00   $   0.00   $   0.00   $   0.00
    Weighted Avg. Shares (000)                                10,813     10,184      9,618      9,505      9,126

    Working Capital Deficiency                             ($  3,135) ($  2,689) ($  1,262) ($  5,241) ($  5,334)
    Long-Term Debt                                          $  4,625   $  4,573   $  5,721   $      0   $      0
    Mineral Interests                                       $ 13,207   $ 12,710   $ 12,203   $ 12,069   $ 21,589
    Shareholder's Equity                                    $  5,542   $  5,574   $  5,390   $  6,078   $ 17,873
    Total Assets                                            $ 13,585   $ 13,194   $ 12,788   $ 12,799   $ 24,306

    US GAAP
    Mineral Interests (3)                                   $      0   $      0   $      0   $      0   $      0
    Shareholders deficiency                                ($  8,137) ($  7,660) ($  6,813) ($  5,992) ($  3,716)
    Total Assets                                            $    378   $    485   $    585   $    729   $  2,716

    Net Loss (1), (2)                                      ($    993) ($  1,184) ($  1,063) ($  2,275) ($  7,159)
    Loss per share                                         ($   0.09) ($   0.12) ($   0.11) ($   0.24) ($   0.78)

(1) Cumulative Net Loss since incorporation is ($31,284).

(2) Canadian GAAP Net Loss has been adjusted to U.S. GAAP
    for the following:
    Canadian GAAP Net Loss                                 ($    592) ($    602) ($    748) ($ 11,795)  ($   619)
    Expensed exploration costs                                  (497)      (507)      (446)    (1,879)    (6,540)
    Previously expensed costs under U.S. GAAP
    written off for Canadian GAAP                                  -          -        313     11,399          -
    Stock-based compensation                                      44       (126)      (183)         -          -
    Beneficial conversion option                                  52         51          -          -          -
                                                           ---------   --------   --------  ---------   --------
    US GAAP Net Loss                                       ($    993)  ($ 1,184)  ($ 1,063) ($  2,275)  ($ 7,159)

(3) Canadian GAAP Mineral Interests                         $ 13,207     12,710     12,203     12,070     21,589
    Cumulative Expensed exploration costs                  ($ 13,207)   (12,710)   (12,203)   (12,070)
                                                           ---------   --------   --------  ---------   --------
    US GAAP Mineral Interests                               $      0   $      0   $      0  $       0         $0

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

      For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period. The rate of exchange on March 31, 2004 was Cdn$1.31, meaning that at that date Cdn$1.31 would purchase US$1.00, or US$.76 would purchase Cdn$1.00.

   MONTH ENDED         HIGH      LOW
------------------    ------    ------
June 30, 2004         $ 1.20    $ 0.85

May 31, 2004          $ 1.33    $ 1.01

April 30, 2004        $ 1.35    $ 0.92

March 31, 2004        $ 1.35    $ 1.31

February 29, 2004     $ 1.34    $ 1.31

January 31, 2004      $ 1.33    $ 1.27

December 31, 2003     $ 1.33    $ 1.26

November 30, 2003     $ 1.33    $ 1.29

October 31, 2003      $ 1.35    $ 1.30

September 30, 2003    $ 1.38    $ 1.33

August 31, 2003       $ 1.41    $ 1.38

July 31, 2003         $ 1.41    $ 1.33

June 30, 2003         $ 1.38    $ 1.33

May 31, 2003          $ 1.44    $ 1.34

YEAR ENDED MAY 31    AVERAGE     HIGH      LOW
-----------------    -------    ------    ------
2004

2003                 $  1.46    $ 1.59    $ 1.33

2002                 $  1.57    $ 1.60    $ 1.52

2001                 $  1.52    $ 1.58    $ 1.47

2000                 $  1.47    $ 1.51    $ 1.44

1999                 $  1.51    $ 1.58    $ 1.45

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

      Note 1 to our consolidated financial statements for the year ended May 31, 2003, included herein expresses the following concerns about our ability to continue as a going concern even following the US$4,500,000 loan we received in August 2003:

      The Company has experienced losses in at least the fiscal years of 2003, 2002, and 2001 and has experienced negative cash flow from operations over a number of years. The Company is actively pursuing various options with potential lenders and investors which, if accepted, will in management's view, enable the Company to achieve its business plans. No agreements with potential lenders or investors have been reached yet, and there can be no assurance that such agreements will be reached.

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

      These losses have continued during our 2004 fiscal year and we expect that these losses will continue for the foreseeable future. In view of the matters described in the preceding paragraphs, recoverability of a major portion of the recorded asset amounts shown in our consolidated financial statements is dependent upon our continued operations, which in turn is dependent upon our ability to meet our financing requirements on a continuing basis, to maintain present financing, and to succeed in our future operations. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should we be unable to continue in existence.

WE HAVE HAD SIGNIFICANT WORKING CAPITAL SHORTAGES DURING THE PAST YEARS AND WE ANTICIPATE A NEED FOR A ADDITIONAL FUNDING TO FINALIZE OUR EXPLORATION PLANS.

      Until we completed financing with accredited investors in August 2003, we incurred significant working capital shortages, with negative working capital at May 31, 2003 of approximately Cdn$(3,135,000). While the August financing made approximately US$3,500,000 net proceeds available to us, it is not likely that this funding will be sufficient to achieve our business goals. As of February 29, 2004, our working capital had reduced to Cdn$1,129,961, and has continued to decrease subsequently. We need a significant amount of additional funding within the next twelve to 24 months in order to carry out our business plan, and we cannot offer any assurance that such funding will be available on reasonable terms when required, if any funding is available at all.

      Our ability to exploit our mineral interests will be dependent upon our ability to obtain financing through the joint venturing of projects, conveying an interest in our mineral prospects to persons who will further explore, define, and (if warranted) develop those prospects, obtaining investment from industry partners who want to develop the prospects through Calais, debt financing, equity financing or other means. If we are unable to obtain such financing on reasonable terms, our ability to exploit our mineral prospects may be delayed or indefinitely postponed. Although our goal is to continue exploration for mineral resources, ultimately if we are unable to finance future exploration, we may lose our interest in these prospects.

OUR BALANCE SHEET REFLECTS A SIGNIFICANT INVESTMENT IN MINERAL PROSPECTS AS REQUIRED BY CANADIAN ACCOUNTING PRINCIPLES, ALL OF WHICH IS EXPENSED FOR UNITED STATES ACCOUNTING PURPOSES.

      Our financial statements reflect an investment in our mineral prospects of Cdn$13,207,000 at May 31, 2003 and Cdn$12,710,000 at May 31, 2002
(Cdn$14,136,000 at February 29, 2004) under generally accepted accounting principles in effect in Canada. United States GAAP requires us to expense all of our mineral prospect expenses and, therefore, we carry the prospects on our balance sheet at a zero cost for United States reporting purposes.

      As a result, our shareholder's equity under Canadian accounting principals becomes a shareholder deficiency under United States principals, as reflected in the following table:

                    Shareholders' equity under   Shareholders' deficiency under
                           Canadian GAAP                    U.S. GAAP
                    --------------------------   ------------------------------
February 29, 2004          Cdn$9,169,000                 Cdn$(5,400,000)

May 31, 2003               Cdn$5,542,000                 Cdn$(8,137,000)

May 31, 2002               Cdn$5,574,000                 Cdn$(7,660,000)

      These significant differences reflects the questions as to recoverability of our balance sheet values which are treated differently in the United States and Canada, and there can be no assurance that we will be able to recover our investment in our mineral interests or that either the United States accounting treatment or the Canadian accounting treatment accurately reflect the value of our mineral interests.

THERE IS A RISK THAT CALAIS MAY LOSE ITS INTEREST IN ITS CARIBOU PROSPECTS IF IT DOES NOT MEET ITS OBLIGATIONS TO A LENDER HOLDING THOSE PROSPECTS AS COLLATERAL.

We have pledged our interest in our Caribou prospect to collateralize the August 2003 loan of US$4,500,000. Although there are no material covenants with respect to the loan and no payments are due until July 31, 2005, if we are unable to repay the loan when due, our creditors will have the right to foreclose against the Caribou prospect and acquire it from Calais. This would result in the loss of our most significant asset. At the present time, we do not have the necessary resources with which to repay the amount due. One of our focuses during the next year is to obtain the financing necessary to repay this loan or negotiate with our creditors to extend the term of the loan. We cannot offer any assurance that we will be able to accomplish either.

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

THERE IS NO ASSURANCE THAT WE WILL BE ABLE TO ACHIEVE ANY PRODUCTION.

      As described below and even though we have identified mineral resources in accordance with Canadian National Instrument 43-101 - Standards of Disclosure of Mineral Projects, we cannot offer any assurance that we will be able to achieve production of valuable minerals from any of our prospects. Unless we are able to achieve such production within a reasonable period of time and in a manner that results in revenues greater than the expenses incurred, we will not be able to continue to finance our operations, and we will likely not be able to attract further equity or debt investment when necessary.

WE HAVE RAISED CAPITAL AND ISSUED SHARES DURING THE YEARS ENDED MAY 31, 2003 AND 2002 AND SUBSEQUENTLY, WHICH HAS RESULTED IN DILUTION TO OUR EXISTING SHAREHOLDERS. THIS WAS NECESSARY IN ORDER TO PROVIDE NECESSARY WORKING CAPITAL OR OBTAIN ASSETS AND SERVICES, AND WE WILL LIKELY ISSUE MORE SHARES AT PRICES BELOW OUR SHARE MARKET PRICE TO RAISE ADDITIONAL CAPITAL OR TO OBTAIN OTHER SERVICES OR ASSETS, ANY OF WHICH MAY RESULT IN ADDITIONAL DILUTION.

      During the course of the last two fiscal years and subsequently, we have been required to raise in excess of $5,000,000 of net working capital (after expenses) to finance our business operations and acquisitions. We have raised this capital by issuing shares of common stock and warrants to accredited investors, secured loan, unsecured loans, and by issuing convertible debentures to certain insiders. During this same period of time, we have issued common stock warrants and shares of common stock to several persons in exchange for their promises to perform services for us. In many cases, we have issued shares of common stock and warrants and options exercisable for shares of common stock at prices below the then-current market price for our common stock as reported on the OTC Bulletin Board. It is our experience that persons purchasing shares in these capital raising transactions will not purchase shares unless the shares are issued at discounts from the price of our common stock as reported in the market at the time of the transaction.

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

      We have 100,000,000 shares of our common stock authorized, of which 11,193,385 shares were outstanding as of May 31, 2003 and 10,676,818 were outstanding as of May 31, 2002 (20,018,453 shares were outstanding at February 29, 2004). In addition, as of May 31, 2003 we have reserved an additional 981,500 shares for issuance upon the exercise of options and 548,803 shares for issuance upon exercise of warrants that were outstanding, and we have reserved an additional 4,143,988 shares for issuance upon conversion of outstanding convertible debentures. As of February 29, 2004 we have reserved 1,232,500 shares for issuance upon the exercise of options and 80,000 shares for issuance upon exercise of warrants that were outstanding, and we have reserved 4,143,988 shares for issuance upon conversion of outstanding convertible debentures.

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

      In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the U.S. Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

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

FOREIGN OPERATIONS ARE SUBJECT TO MANY RISKS.

      We are exploring mineral interests in the Republic of Panama and in the past have focused on interests in Mexico. Foreign activities are subject to the risks normally associated with conducting business in foreign countries, including exchange controls and currency fluctuations, limitations on repatriation of earnings, foreign taxation, foreign environmental law and its enforcement, labor practices and disputes, and uncertain political and economic environments, as well as risks of war and civil disturbances, or other risks that could cause exploration difficulties or stoppages, restrict the movement of funds or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation, without fair compensation. Foreign operations could also be adversely impacted by laws and policies of the United States affecting foreign trade, investment and taxation.

RISKS ASSOCIATED WITH OUR MANAGEMENT AND PRINCIPAL SHAREHOLDERS

WE ARE DEPENDENT UPON THE CONTINUED AVAILABILITY OF THE SERVICES OF OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER, OUR MOST SIGNIFICANT KEY MANAGEMENT EMPLOYEE.

      While engaged in the business of exploiting mineral interests, the nature of our business, our ability to continue planned exploration of our mineral prospects, and to develop a competitive edge in the marketplace, depends, in large part, on our ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and the Company may not be able to attract and retain such personnel. The Company's growth will depend primarily on the efforts of its President and Chief Executive Officer Thomas S. Hendricks. Loss of Mr. Hendricks' services would have a material adverse effect on our ability to continue operations. We do not have any key-man life insurance and no written employment or consulting agreements with Mr. Hendricks or with any other member of our management except with Mr. Matt Witt, with whom we have a two-year employment agreement expiring in October 2005.

      We are controlled by a limited number of our shareholders, and as a result the public holders of our outstanding shares will have little ability to influence our management or our direction.

      Our management, directors, and greater-than-5% stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to the Company's stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets) and to control our management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of Calais which in turn could materially adversely affect the market price of our stock.

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

      When we first became subject to the reporting requirements of the Securities Exchange Act of 1934 as a "foreign private issuer," we became liable for filing annual reports with the Securities and Exchange Commission on Form 20-F and other reports on Form 6-K as we filed reports with Canadian authorities or issued press releases or proxy statements. While we have filed our annual reports on Form 20-F, prior to our 2003 Form 20-F (filed in November 2003), the reports were not reviewed by legal counsel and do not know whether there are any deficiencies. Furthermore, we did not file any Forms 6-K which were required by the Securities and Exchange Commission's rules. Consequently, we may be subject to enforcement action from the Securities and Exchange Commission or possible civil action from investors who may have relied on reports that are subsequently judged to be incomplete or inaccurate in any material respect. If any person or regulatory agency brings any action against us, it will involve a significant amount of time and cost and will distract our management from pursuing our business plan as described herein.

WE ARE NO LONGER CONSIDERED A "FOREIGN PRIVATE ISSUER" AND, THEREFORE, WE BECOME SUBJECT TO ADDITIONAL REGULATION UNDER THE SECURITIES EXCHANGE ACT OF 1934, AND POSSIBLE DUPLICATIVE REGULATION AND REPORTING REQUIREMENTS UNDER BRITISH COLUMBIA AND CANADIAN LAW.

      As a result of completing a significant financing in August 2003, we no longer meet the definition of a "foreign private issuer" under the Securities Exchange Act of 1934. As a result, we are required to file reports with the Securities and Exchange Commission on Form 10-KSB (due within 90 days after the completion of each fiscal year), Form 10-QSB (due within 45 days after the completion of the first three fiscal quarters) and Form 8-K (due upon the occurrence of certain defined and other material events). As a result of losing `foreign private issuer' status, all of our financial information will now have to be reconciled to U.S.GAAP under Item 18 instead of under Item 17. We will also be subject to regulation under the proxy rules (SEC Regulation 14A). These requirements in the United States are in addition to similar reporting obligations in Canada where the financial information will have to be set forth in Canadian GAAP. As a result, we may incur additional expenses in complying with the possible duplicative reporting requirements.

RISKS ASSOCIATED WITH OUR BUSINESS AND OPERATIONS

WE ARE SUBJECT TO ALL OF THE OPERATIONAL RISKS OF THE MINING INDUSTRY.

      Our operations are and will continue to be subject to all of the hazards and risks normally associated with exploring for mineral resources. These risks include finding insufficient ore reserves (if any), fluctuations in production costs that may make the mineral interests unattractive for further exploration or subsequent activities; significant environmental and other regulatory restrictions; labor disputes; geological problems; pit-walls or tailings dam failures; force majeure events; and the risk of injury to persons, property or the environment. Operating cost increases can have a negative effect on the value of and ability to finance our mineral exploration activities and may require that we cease operations on or abandon some interests.

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

FEDERAL, STATE AND LOCAL GOVERNMENTAL REGULATIONS.

      The current operations of the Company, involves exploration activities on its mineral interests. These activities require permits from federal, state and local governmental authorities in the United States. While we believe that we have all permits that are necessary to perform our activities as currently underway, laws change and there can be no assurance that any future permits which we may require will be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration project which we might undertake.

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

      Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on us and our operations and cause increases in capital expenditures or require abandonment or delays in the exploration of new prospects.

THERE IS NO GUARANTEE OF CLEAR TITLE TO ANY OF OUR MINERAL PROSPECTS.

      Title to mineral interests is complex and involves many issues (not all of which are of record with the local clerk and recorder's office). We have performed a large amount of work to provide us the greatest assurance that we have good title to the patented and unpatented mining claims included within our Caribou prospect.

      The mineral interests in Nevada are generally unpatented mining claims, and such claims are subject to greater uncertainties than are associated with patented mineral interests. Furthermore we do not own title of record to the Nevada prospect, although we are seeking to acquire record title in accordance with our earlier agreements. We cannot offer any assurance that we will be able to cause our predecessors in title to transfer their title to us, notwithstanding what we believe is their contractual obligations. If we are unable to obtain good title to the Nevada prospect, we will not explore those prospects and we will not be able to benefit from the monies we have expended on them to date.

      Our mineral interests in Panama are made up completely of concessions from the government of Panama. Based on our review of the interests we acquired in Panama, and although the concessions are not registered in our name, we believe that we have the right to explore and benefit from those concessions under Panamanian law.

WE HAVE NO PROVEN RESERVES ON ANY OF OUR MINERAL INTERESTS.

      Although we have performed a significant amount of exploration work on our Caribou prospect and we have identified a significant amount of mineral resources in the Caribou prospect, we have not identified any mineral reserves as that term is defined by the U.S. Securities and Exchange Commission. Our mineral interests in Nevada and Panama are in the exploration stage and we have not identified any mineral reserves on those mineral interests, either. Prospects on which mineral reserves are not found will have to be discarded which will require that we write each respective property off, thus sustaining an expense for accounting purposes.

      As is discussed above, we have identified mineral resources on our Caribou prospect in accordance with the requirements of Canadian National Instrument 43-101 - Standards of Disclosure of Mineral Projects. United States investors are advised that while terms such as "measured," "indicated" and "inferred" mineral resources are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the "SEC") does not recognize them. "Mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of our mineral resources will ever be converted into mineral reserves or ever recovered profitably, if at all. Unsuccessful exploration efforts could have a significant negative impact on our financial condition and operations.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A.  HISTORY AND DEVELOPMENT OF THE COMPANY.

GENERAL INFORMATION

      Our legal name is Calais Resources Inc. We were incorporated under the laws of British Columbia, Canada, on December 30, 1986 under the name "Millenium Resources Inc." We changed our name to Calais Resources, Inc. on March 19, 1992. We are engaged in the exploration of natural resource prospects. To date our activities have not included development or mining operations. Our primary mineral interests are the Caribou prospect in Colorado and mineral concessions in the Panama. We also claim interests in certain prospects in Nevada.

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

      In this report, all references to "$" and "Cdn$" refer to Canadian Dollars and all references to "US$" refer to United States Dollars. Unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (Cdn$). All references to Common Shares refer to shares of our common stock (without par value) unless otherwise indicated.

      We operate through various subsidiaries.

      Calais Resources Colorado, Inc., a Nevada corporation qualified to do business in Colorado, owns our Caribou prospect. We own 100% of the outstanding capital stock of Calais Resources Colorado, Inc. Previously those shares were owned through Calais International Inc. and Calais International Colorado Inc. (both Barbados, West Indies corporations), but our agent in Barbados did not maintain the corporate entities and, as a result, the offshore entities dissolved and the Company now owns the subsidiaries directly.

      Calais Resources Nevada, Inc., a Nevada corporation, claims an interest in mineral prospects in Nevada (the "Manhattan prospect") although that interest does not amount to an ownership interest. We own 100% of the outstanding capital stock of Calais Resources Nevada, Inc. As is the case with our Colorado subsidiary, we owned those shares through Calais International Inc. and Calais International Nevada Inc. (both Barbados, West Indies corporations). Our agent in Barbados did not maintain the corporate entities and, as a result, the offshore entities dissolved and the Company now owns the subsidiaries directly.

      The information contained in this Annual Report is current as at May 31, 2004, except where a different date is specified. In response to Item 4.A(7) of Form 20-F, there are no pending public takeover offers by any third party in respect of our shares or otherwise, or by us in respect to any other person's shares. To our knowledge, there have been no public takeover offers in more than the last three fiscal years.

SUBSEQUENT TO FISCAL 2003

Capital Raising Activities

      At the end of the 2003 fiscal year, we had negative working capital of approximately Cdn$(3,135,000). During the 2003 fiscal year and subsequently, we engaged in discussions with a large number of potential financing sources. On August 1, 2003, we completed a financing with several accredited investors who loaned US$4,500,000 to us and took a security interest in the Caribou prospect to collateralize our repayment obligation. We also issued 8,181,818 shares of our common stock to the accredited investors as a loan origination fee valued at US$0.55 per share. One of the accredited investors, Matt Witt, is now our chief financial officer and was appointed to that position as a result of the transaction. Another one of the accredited investors, Stephen Angelo Benaske, agreed that if our common stock price exceeded US$3.00 per share, he would sell up to 1,500,000 shares of the original 8,181,818 shares for our benefit to repay the loan in full. He will only be able to sell the shares to the extent that a registration statement for the sale is effective or an exemption from registration is available. The US$4,500,000 loan to us (bearing interest at 12.9% and due July 31, 2005 or upon the sale of 1,500,000 shares of common stock by Stephen Angelo Benaske if the stock price reaches US$3.00) was used for the following:

Prepayment of two-years interest to the lender    US$1,161,000

Repayment of remaining amounts due to bank        US$1,080,000

Repayment of interim mortgage due to Thomas S.
Hendricks for funds he advanced                   US$  587,680

Repayment of trade payables                       US$  700,000

Repayment of accrued compensation                 US$  223,822

Financing costs                                   US$   95,000

      As a result, following the financing and the use of proceeds as described above, we had US$652,498 remaining for working capital, which we plan to use for exploration of our mineral interests at Caribou and in Panama, and for general and administrative purposes.

      To secure the loan, we pledged our Caribou prospect as collateral.

      From August, 2003 through May 2004, we raised an additional US$218,600 cash from the sale of our restricted common stock and warrants to accredited investors and to option holders upon exercise of options held by them. We have also issued 205,000 shares of our restricted stock to five accredited investors (including officers) for services rendered to Calais or for property purchased by Calais - in both cases permitting us to preserve working capital for other purposes.

      Subsequent to May 31, 2004, we have not raised any additional funds from the sale of our restricted common stock or warrants

Property Exploration and Maintenance Activities

      After receiving the investment from the accredited investors, we commenced a drilling program on our Caribou prospect which we hope will expand the mineral resources we have already identified on this property and which were announced publicly in January 2004. During September and October 2003 we drilled two core holes at a cost of about US$150,000, and subsequently drilled an additional four holes at a cost of approximately US$250,000. We also have updated all of the geologic information about the Caribou prospect in a three-dimensional program which we expect will assist us in determining future exploration activities, whether development drilling is warranted, and have identified and reported mineral resources on our Caribou prospect as required by Canadian regulation under Canadian National Instrument 43-101 - Standards of Disclosure of Mineral Projects. We have not identified any reserves or determined whether commencement of commercial production is warranted.

      We have also sent a team to Panama (including the brother of our president) to explore our Panamanian mineral concessions in the Faja de Oro District. In this process we have extended certain obligations we undertook, and to complete a $250,000 exploration program for lode deposits by September 25, 2004, and an additional $250,000 program to explore for placer gold deposits and install a pilot placer operation. During our 2005 fiscal year we will attempt to commence a small placer operation on our Panama concession if we can obtain the necessary financing to do so. Even if we are able to commence that operation (which is required not later than September 25, 2004, by our agreements for that property), it is not expected to be significant enough to generate profits, but rather (if successful) may serve as a method to generate revenue to continue further placer and initial hard rock explorations. We need additional financing to meet these obligations or, if we are not able to do so, we may lose our interest in the Panamanian concession.

      During fiscal 2004, we have accomplished no additional exploration work on our Nevada prospect, but we have done a significant amount of work to ascertain the status of title to the Nevada prospect. Furthermore, we obtained an agreement from Marlowe Harvey (a significant shareholder, previously an officer and director of, and the person who has agreed to transfer a significant portion of the Manhattan prospect to Calais) pursuant to which he recognized his responsibility to provide us evidence of good title to the mineral interests in Nevada. At the present time, although we believe we have enforceable contractual rights to acquire title to the mineral interests in Nevada, issues remain and we have not yet been assigned any direct interest in those prospects.

      Because of working capital shortages, we did not perform any significant drilling on our mineral interests during fiscal 2003 (ended May 31, 2003).

4.B. BUSINESS OVERVIEW

THE NATURE OF OUR BUSINESS OPERATIONS.

      We are in the business of researching, acquiring, exploring and, if warranted, developing mineral prospects. Our corporate philosophy has been to seek out and acquire other potential gold prospects.

      If we identify prospects, we endeavor to acquire the rights to the prospect and surrounding claims. During the acquisition process, we also proceed through a due diligence period to the commencement of a full scientific analysis of the district, followed by an exploration program and (if ever warranted) a development program. Suitable results at each step in the process are a prerequisite to further exploration. Upon suitable identification of a mineral deposit and reserve (of which there can be no assurance), we will then make the decision to either proceed with the mining thereof, to joint venture with a major mining company, or to sell outright.

      Exploration of mineral resources can be expensive. Through the years, we have been accomplishing limited exploration activities with funds provided through debt and equity investment. We have been using, and expect to continue to use, the net proceeds from the August 2003 financing and subsequent capital raising activities to expand our drilling operations on our Caribou prospect and to commence exploration operations on our concession in Panama. We have also performed an investigation of title to the mineral interests in Nevada in which we own contractual interests. We do not expect to expend significant proceeds on the Nevada prospect, until we are satisfied with the title to our patented and unpatented mining claims.

      If we reach the development and mining stages for any of our prospects (which cannot be assured), we plan to seek industry partners as well as other sources of capital, and we may have to sell an interest in our prospects, enter into joint venture or other arrangements, or otherwise dilute our interest in our mineral interests in order to attract third party financing. We will likely only be able to attract interest in our mineral prospects on commercially-reasonable terms if we are able to show positive results from our exploration programs and our other work (such as mapping) sufficient to attract third-party financing or industry participants.

      Our activities on our three mineral interests are not affected by seasonality, although during the rainy season (November through March, annually) access to our Panamanian properties is more difficult.

      The raw materials that we need for our mineral exploration activities consist of readily available consumables such as fuel and equipment. We also contract with third parties for some of these activities, such as the drilling that is currently proceeding. At this time, there is no shortage of these materials or contractors at reasonable prices, and we do not believe that the prices of these materials or services are volatile - with the possible exception of fuel prices which fluctuate based on global market conditions.

      Since we have not yet produced any gold or silver for sale, we have not developed any marketing channels. If we do produce precious metals (which cannot be assured), there are numerous outlets for the sale of our production.

      Our operations and our prospective operations are not dependent on any intellectual property patents or licenses, industrial, commercial, or financial contracts, or new manufacturing processes.

REGULATIONS AND GOVERNMENT RULES

      The prospects which we are exploring are subject to various federal, state and local laws and regulations governing prospecting, exploration, development, production, labor standards, occupational health, mine safety, control of toxic substances, and other matters involving environmental protection and taxation. U.S. and foreign environmental protection laws address, among other things, the maintenance of air and water quality standards, the preservation of threatened and endangered species of wildlife and vegetation, the preservation of certain archaeological sites, reclamation, and limitations on the generation, transportation, storage and disposal of solid and hazardous wastes. There can be no assurance that all the required permits and governmental approvals necessary for any mining project with which we may be associated can be obtained on a timely basis, or maintained as required by the operator of the project.

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

COMPETITION

      There are a large number of other companies in the United States and abroad that are engaged in the exploration and development of prospects for gold and silver. Many of these companies have achieved production and therefore have cash flow and have financial strength that exceeds our financial strength.

      Nevertheless, the market for our possible future production of minerals tends to be commodity oriented, rather than company oriented. Accordingly, we expect to compete by keeping our production costs low through judicious selection of which portions of the property to develop (if development is warranted) and by keeping overhead charges within industry standards.

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

4.D.  PROPERTY, PLANT AND EQUIPMENT.

EXECUTIVE OFFICES

      On August 1, 2003 we opened a U.S. corporate office in Greenwood Village Colorado in an office we have rented on a month-to-month basis for rent of approximately US$5,000 per month. We are looking for more permanent space. We closed our Canadian offices in November 2003. We also have operational offices on our Caribou prospect for which we pay no rent (since we own the property).

CARIBOU PROSPECT, COLORADO, USA; GOLD/SILVER EXPLORATION

Acquisition Details

      The Caribou Consolidated District, located near Nederland, Colorado, is a
3.5 square mile consolidated precious metals district accessible all year (except occasionally during the winter as the result of extremely heavy snowfall) through paved and maintained gravel roads. Historic production in the district dates back to 1869. Production between 1977 and 1985 totaled $5 million through exploration work and old mine dump reclamation. The district consists of three modern surface plants, roads, and power lines. Calais has the following permits which it believes are sufficient for its contemplated operations:

 1. Mined Land Reclamation Permit #M-1977-410 issued by the Colorado Department of Natural Resources;

 2. Water Discharge Permit #CO-0032751 issued by the Water Quality Control Division (WQCD-PE-B2) of the Colorado Department of Public Health and Environment;

 3. Explosives permit Number 3, Mine Number 17, issued by the Colorado Division of Minerals and Geology of the Colorado Department of Natural Resources;

 4. MSHA Permit number 0502730 issued by the federal Mine Safety and Health Administration; and

 5.    Permits issued by the Boulder County Land Use Office.

These permits, when taken together, allow mining at the Cross Mine located within our Caribou prospect, as well as exploration activities on the property. These permits do not allow milling. It should be noted that there is no functional mill on the property.

      We have completed 150,000 feet of of core drilling through May 31, 2004, and we have a modern core library. All data is in the Vulcan/Maptek program and has an extensive database. The Cross Mine has high grade vein widths from 3 feet to 50 feet, going to significant depths and significant strike lengths. The Caribou district has recorded production dating back to 1869 of 300,000 oz. gold and 20,000,000 oz. silver. We owe royalty obligations to related and to unrelated parties as described below under "Royalty Obligations on Caribou Prospect."

      We have acquired interests in additional, neighboring prospects since the original acquisition in 1998. In all cases, these additional prospects were acquired from unaffiliated third parties. The property we own includes 128 patented and 100 unpatented mining claims. The unpatented mining claims are located on federal lands and are subject to federal as well as state jurisdiction, and the requirements of the U.S. General Mining Law.

      Of the 128 patented claims in our land position, six claims represent fractional ownership, and an additional eight claims represent ownership of the subsurface minerals only, together with either a partial interest in the surface, and/or a mining easement in favor of the Company. Four of the 128 mining claims are leased interests. Calais and an affiliated company, Aardvark Agencies, Inc. ("AAI") has fee ownership of some 376 net surface acres, and approximately 564.3 net mineral acres. Approximately 12.5 acres of these mineral lands are leased lands. The difference between the net mineral acres and net surface acres represents lands where the Company owns the subsurface and a mining easement upon the surface, but not the entire surface interest. AAI is owned by Calais' previous chairman, Marlowe Harvey. Following a series of transactions between AAI, Mr. Harvey, Calais, and Mr. Hendricks which resulted in litigation brought by Mr. Hendricks against Mr. Harvey, Mr. Harvey, AAI, Mr. Hendricks and Calais entered into a mutual release and settlement agreement effective July 18, 2000. This agreement (which was modified in 2004) provides that Calais has the right to reacquire the claims held by AAI for a debenture (which Calais has already paid to AAI) and for a payment from Calais to AAI "equal to pay the capital gains triggered by the" reconveyance of the property to Calais. (The cash payment will be deducted from the debenture.) Although the original agreement estimated the payment to be about US$750,000, currently the parties estimate the tax obligation (which arises as a result of a Section 1031 exchange completed by AAI) to be about US$500,000. See Item 7.B, Major Shareholders and Related Party Transactions.

      In March 2004, Mr. Harvey and his affiliates entered into a settlement agreement with Calais which, among other things, included a more precise definition of Calais' right (which expires August 31, 2011) to repurchase the interest of AAI in the Caribou prospect, including the price payable for the reacquisition (a total of Cdn$747,728 which is included in the debentures in our financial statements) and AAI's right to convert that debenture before it is paid. That agreement also defined Calais' right to borrow against, enter in and upon the mineral interests in the Caribou prospect owned by AAI, construct buildings and mines on those prospect, and remove and sell minerals from Caribou for Calais' own account.

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

Royalty Obligations on the Caribou Prospect

      The majority of the mineral interests that Calais acquired from the former Hendricks Mining Co. ("HMC") in 1998, or acquired within five years thereafter, are subject to net smelter return royalties in amounts varying from 2.0% to 0.5% of net smelter returns in favor of the former shareholders of Hendricks Mining Co. (which include Thomas S. Hendricks (as to 85.354%), Mr. Hendricks' mother (10.101%), and Mr. Hendricks' attorney (4.545%) who has continued as attorney for Calais; see Item 7, Major Shareholders and Related Party Transactions). The period for which Calais was obligated to make further royalty grants as to new acquisitions expired in April, 2003. The royalty grants now outstanding and of record are effective for a period of 20 years after the date of the grants, with expiration of the royalties beginning in March 2018, and ending in April 2023. These individuals own the net smelter return royalty covering substantially all of the Caribou prospect. (The net smelter return does not include mineral interests acquired since April 2003.)

      The royalty grants to the former HMC shareholders are subject to a partial buyout option exercisable by the Company at any time during the term of the grants. The buyout option gives the Company the right to buy out and retire 1% out of the 2% royalty grants (being 50% of the outstanding grants) for an exercise price of US$750,000. Whether or not the exercise of the buyout option would be advantageous to the Company cannot be determined from information currently available to the Company.

      Several of the mineral interests acquired by the Company or AAI are subject to royalty reservations in favor of prior owners of those interests. A total of nine of the patented mining claims bear net smelter return royalties in amounts varying from 1.325% to 3.5% of net smelter returns. The terms of these royalties vary from perpetual to a lifetime interest only. To date, Calais has not made any attempt to negotiate the re-acquisition of any of these outstanding royalty interests, all of which are held by parties not affiliated with Calais.

      The payment of royalties upon production, if it occurs, can negatively affect the economics of a prospective mining operation, and may hinder the ability of Calais to finance such operations. As no production decision has been reached as to Calais' mineral interests at Caribou, the impact of existing royalty agreements upon Calais' ability to develop any mineralization discovered has not been determined.

Property description/location/access/climate, Plant and Equipment

      The Caribou prospect includes the Cross Gold Mine, the Potosi Mine and several other district prospects. The prospect is on the east flank of the Front Range Mountains, approximately 25 miles west of Boulder, Colorado. It is reached by a five-mile all-weather graded gravel road from the small town of Nederland, which connects with Boulder via paved State Highway 119. The prospect area encompasses claims with additional Federal claims on public lands north and west of the Cross Mine. Gold and silver mineralization occurs in a broad, west-northwest trending zone that includes the Cross Mine and extends about 2,500 feet on the prospect.

      Three-phase power, sufficient to service a 500 tpd (tons per day) mine and mill complex, is installed and active on the Caribou prospect. An 18-gauge rail haulage system and equipment, hoisting equipment, compressed air, water and ventilation services are installed and maintained in good working condition in the Cross Mine. Mine water treatment facilities are currently operating in compliance and were upgraded in recent years.

      The Cross Mine is fully permitted through the Colorado State Health Department, the Colorado Division of Mines, Mine Safety and Health Administration, and the Colorado Mined Land Reclamation Division. Permitting includes a water discharge permit.

      There are three sheet metal buildings located on the Caribou prospect. Calais uses these buildings for its mine offices, warehouse space, laboratory, and a garage for some of its vehicles.

      Other mining equipment includes three bulldozers, a back-hoe, a front-end loader, water trucks, several other trucks, a Boart Longyear diamond-tipped core drill and three smaller drills.

      All of the buildings, equipment and vehicles are in operational condition and are maintained regularly. We believe that the building, equipment and vehicles are sufficient to continue our exploration program on the Caribou prospect.

Geological Setting.

      The Caribou prospect is situated in the northeast end of the northeast-trending Colorado mineral belt, a regional trend of mineralization extending across Colorado resulting from deep-seated crustal structures. The prospect area includes metamorphic rocks of Precambrian age that are intruded by mult-phase Tertiary rocks, and are predominately monzonite in character. A system of northeast striking veins which cut east-west striking veins has been the source of past gold and silver production in the prospect area. Of greatest length are the northeast trending veins which parallel the Colorado mineral belt and follow an ancient zone of structural weakness. The northeast striking No Name vein and the Caribou Peak breccia zone are mineralized shear components of the Colorado mineral belt with strike slip movement. Both the No Name and Caribou Peak zones were probably conduits for fluids which mineralized numerous east-west striking veins and the Pegmatite Reef zone. In the vein systems, late phase gold mineralization over-prints earlier mesothermal silver, lead, zinc and copper mineralization. A deep-test core hole documents strong gold mineralization persisting 2,000 feet below the surface.

      From the results of core holes we have drilled, surface exploration, geological reconnaissance, and other analysis, we believe the No Name vein system is at least 1,800 feet in length or strike. We interpret the surface expressions, outcroppings, assay results, and other analysis to indicate that the No Name pierces the surface for a significant distance. Based on prior studies, we believe that the vertical depth of the No Name vein at the Caribou Mine is approximately 1,400 feet. Geology and mineralogy studies suggest that the gold/ silver vein systems extend to great depth below the deepest level of the known mine workings. The No Name vein outcropped the surface at the Caribou mine and was mined from the surface to 1,400 feet down and was mined for 500 feet on the strike. The No Name vein ranged up to 30 feet true width at the Caribou Mine and measured 43 feet with hole 97-104, however there were also widths encountered as small as 1 foot wide. As is the case with mineral veins in general, widths of the No Name vein pinch and swell in size throughout its strike and depth. While we have a significant amount of information, we are continuing to assemble data about the dimensions of the NoName vein system.

      The No Name is a large gold vein system, but it is only one of many gold vein systems previously identified at the Consolidated Caribou Gold and Silver District. There are many large veins that need further exploration to fully identify their size and potential including: Anaconda Vein, Rare Metals Vein, Caribou Park Zone, Apache Vein, Postosi Vein, East and West Nelson Veins, Golconda Vein, and the Pegmatite Reef. Individual veins range in width from inches to tens of feet, but generally average between two to ten feet, and consist of sheared zones containing quartz and disseminated sulfides. Altered host rock within and adjacent to veins shows limited sulfide mineralization, due to lesser amount of rock fracturing. Primary sulfides include fine grained pyrite, galena, chalcopyrite and sphalerite in a quartz and carbonate gangue. The gold and silver are generally microscopic and are associated with the sulfide minerals.

Mine structure

      The Cross Mine is an underground mine with 4 levels of tunnels. Drilling depths are 2,180 feet below the surface. The Cross and Caribou Mines are located 25 miles west of the city of Boulder, in Boulder County, Colorado. The property consists of approximately 3,000 acres of patented and unpatented mining claims situated in the Grand Island Mining District. The Caribou Mine was the largest historical producer in the district, having produced 20,000,000 ounces of silver, with lesser production of gold and silver from the Cross mine. Pine forested mountain slopes predominate the area, with elevations ranging from 9,500 to 10,500 feet above sea level.

      At the Cross Mine gold and silver mineralization is contained within a series of veins occurring near the contact between biotite gneiss of the Precambrian age Idaho Springs Formation and quartz monzonite of an early Tertiary age intrusive stock. The veins are hosted by both rocks types and pass undisrupted across the contact. The Cross Mine occurs largely within the gneiss and is dominated by gold mineralization, while the Caribou Mine occurs in the monzonite and is dominated by silver mineralization.

      Precious metal grades in the Cross Mine typically run 0.05 to 1.0 ounces of gold per ton and 0.1 to 30.0 ounces of silver per ton, while in the Caribou Mine they run 0.05 to 0.5 ounces of gold per ton and 0.5 to 200.0 ounces of silver per ton. Surface weathering has partially oxidized sulfide minerals to depths of approximately 100 feet below the surface.

Exploration Work During 2003 and 2004

      Because of working capital shortages, we performed no exploration work on the Caribou prospect during our 2003 or 2004 fiscal years prior to August 2003.

      After receiving the funds from the August 2003 financing, we commenced a drilling and exploration program on the Caribou prospect which resulted in the drilling of six exploration holes (totaling approximately 13,500 vertical feet) at a cost of 400,000.

Resource Estimation

      We have mapped all of our exploration work in a three dimensional program which has also allowed us to estimate mineral resources in accordance with the requirements of Canadian National Instrument 43-101 - Standards of Disclosure of Mineral Projects. As a result, although we have not identified any mineral reserves, we have identified mineral resources as described below. United States investors are advised that while terms such as "measured," "indicated" and "inferred" mineral resources are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the "SEC") does not recognize them. "Mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of mineral resources will ever be converted into mineral reserves or ever recovered profitably, if at all.

      The international consulting firm of Pincock Allen Holt of Lakewood, Colorado, believes it is appropriate to refer to the estimated mineralization in the Caribou prospect as a mineral resource (as that term is defined in Canadian regulations) in that no particular economic parameters or cutoff grades had been applied to identify economically mineable area. Pincock Allen Holt concluded that Calais mineral resource estimates contained in a report prepared by the Company's vice president, Robert Akright, represented reasonable estimations for the eight project veins being considered and that the manual procedures used in the calculations are were in accordance with standard engineering practice.

      Original mineral resource estimates were made using hand drawn polygons on longitudinal sections in the planes of the veins. The longitudinal sections were generated on the 3-D Vulcan computer. Vein widths were measured also using the Vulcan computer by viewing the veins from several perspectives in 3-D. Mineral resources were classified as either measured, indicated, or inferred, in order of increasing geological confidence, depending on projections from data points. An inferred mineral resource has a lower level of confidence than that applied to an indicated mineral resource. An indicated mineral resource has a higher level of confidence than an inferred mineral resource but has a lower level of confidence than a measured mineral resource. Measured mineral resources were estimated using hand drawn polygons on the longitudinal sections with an area of approximately 50 feet beyond data points. Indicated mineral resources were estimated by making modest projections beyond the measured mineral resource blocks, generally a distant of approximately 50 feet. Inferred mineral resources were based on modest geological projections beyond the measured mineral resource areas in the planes of the veins. Areas used in volume calculations were measured on the longitudinal sections using a K & E hand operated compensating planimeter. Tons were calculated using a factor of 12.0 cubic per short ton base on the density of the host rock and information from past underground mining information. Assay data used in the study were from conventional fire assays produced in commercial laboratories and reported in ounces of gold and silver per ton avoirdupois. Mineral resource estimates are not precise calculations, being dependent on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. Reporting of tonnage and grade figures as reported in this News Release have been rounded off to what the Company's geologist considers to be appropriately significant figures to reflect the order of accuracy given the imprecise nature of a mineral resource estimate.

     Table 1 below summarizes the mineral resource estimate contained in the original reports.

                                     Table 1

                             Calais Resources, Inc.
                         Cross/ Caribou Mines, Colorado
                           Mineral Resources Aug 2002

   Vein       Measured Mineral Resource   Indicated Mineral Resource   Inferred Mineral Resource
-----------   -------------------------   --------------------------   -------------------------
                         Gold    Silver              Gold     Silver              Gold    Silver
                Tons    (opt)    (opt)     Tons      (opt)    (opt)     Tons      (opt)    (opt)
              -------   -----   -------   -------   -------   ------   -------   ------   ------
Juliet         19,000    0.18      0.67         0         0        0         0        0        0

Rare Metals    98,000    0.40      2.58         0         0        0    92,000     0.40     2.58

Apache         41,000    0.35      8.57         0         0        0    27,000     0.35     8.57

Potosi          8,000    0.22     10.84         0         0        0     7,000     0.22    10.84

Anaconda            0       0         0    35,000      0.51     1.15    30,000     0.51     1.15

No Name             0       0         0   133,000      0.25     9.67   423,000     0.25     8.88

E. Nelson           0       0         0    30,000      0.11    13.32         0        0        0

W. Nelson           0       0         0    79,000      1.78    71.78         0        0        0
              166,000    0.35      4.24   277,000      0.45    18.65   578,000     0.30     7.48

     NOTES:

(1)  No cutoff grade or dilution factor was applied for resource tabulation.

(2) The resource for the Juliet and Rare Metals veins in the Cross Mine area are only those that occur below the lowest workings (Fourth level - 9515 feet).

(3) The resource for the East Nelson and West Nelson veins in the Caribou Mine area are only those that occur below the lowest workings (1239 Level - 8951 feet).

(4) The resource for the No Name veins in the Caribou Mine area includes unstoped areas as well as areas that occur below the lowest workings (1239 Level - 8951 feet).

     Pincock Allen Holt believed it was appropriate to refer to the estimated mineralization as a mineral resource in that no particular economic parameters or cutoff grades had been applied to identify economically mineable area and concluded that Calais mineral resource estimates contained in the Akright report represented reasonable estimations for the eight project veins being considered and that the manual procedures used in the calculations are in accordance with standard engineering practice.

      Subsequent to the 1998 report prepared by Pincock Allen Holt, the Company added an indicated mineral resource estimate with respect to the Cross Mine using data from the mine's historical operations (using level four of the Cross Mine to the surface ground) taken from a report entitled "Project Status and

Recommendations for Continued Evaluation - Cross Mine" prepared by geologists Larry Barrett and William Schuiling in June, 1988. Table 2 summarizes the additional indicated mineral resource estimate with respect to the specified areas of the Cross Mine.

                                     Table 2

                             Calais Resources, Inc.
                          Cross Caribou Mines, Colorado
                           Mineral Resources Aug 2002

   Vein       Measured Mineral Resource   Indicated Mineral Resource   Inferred Mineral Resource
-----------   -------------------------   --------------------------   -------------------------
                       Gold      Silver             Gold     Silver              Gold     Silver
              Tons     (opt)     (opt)     Tons     (opt)    (opt)      Tons     (opt)     (opt)
              -----   -------   -------   ------   ------   --------   ------   -------   ------
Cross Mine      0        0          0     37,000     0.32       3.96     0          0         0

Total/ Avg.     0        0          0     37,000     0.32       3.96     0          0         0

      The Company believes the subsequent indicated mineral resource represent a reasonable estimate of the designated areas of the Cross Mine based on historical data determined while the Cross Mine was in production and subsequently obtained by the Company.

      All references to mineral resources or inferred mineral resources set out in the original reports by Akright and Pincock Allen Holt or reported by the Company that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to categories of mineral resources, the Company advises that there is no assurance that mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration. The development (if warranted) of a commercially productive mineral reserves and the marketability of any minerals discovered are also affected by numerous factors which are beyond the Company's control and which cannot be predicted, such as the potential for further financing and environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

Previous work

      Silver ore was discovered in the region in 1869. A wagon road was completed in 1870 and mining developed rapidly over the next few years with the highest production coming from the Caribou and No-Name veins. The Cross ore deposit was discovered in 1873 and had minor intermittent production until 1939.

      HMC began the task of reopening the Mine in 1974. Between 1977 and 1985, HMC produced 27,000 short tons of material with gold and silver mineralization from four mine levels. HMC explored the property by drifting, drilling from both the surface and underground and by mapping and sampling. The mine workings in the Cross Mine have been expanded.

Proposed Work (fiscal 2005) for the Caribou Prospect

      We plan to conduct further drilling and other exploration activities and scoping studies, depending on the availability of financing. Although we believe that we will be able to obtain the necessary financing on reasonable terms, we cannot offer any assurance that we will be able to do so.

MANHATTAN PROSPECT; NEVADA, USA; GOLD EXPLORATION

Acquisition Details

      The Manhattan prospect is located around the old mining town of Manhattan, Nevada, USA. Manhattan is 15 miles southeast of Round Mountain, Nevada, located on Highway 376, 20 miles from Carvers, Nevada, and 43 miles from Tonopah, Nevada. The prospect covers approximately 4,600 acres of patented and unpatented Bureau of Land Management ("BLM") and U.S. Forest Service ("USFS") land.

      In December 1994, we paid Marlowe Harvey US$1,176,000 for a 51% interest in various mineral interests known as the Manhattan prospect. We also agreed to acknowledge the 5% net smelter return royalty on certain claims in that project that Mr. Harvey claimed to own. It appears that Mr. Harvey owned no interest in these prospects at that time, although he believes that he had and still has rights to acquire interests in those prospects. We are attempting to determine title to these prospects. In October 2003 we received some title information relating to these prospects which consist of 28 patented mining claims and 147 unpatented mining claims. Certain of these claims overlie other claims. Based on the preliminary research done to date, the claims appear to be owned of record by one or more of the following (collectively the "Manhattan Parties"):

      Argus Resources, Inc. (a Nevada corporation affiliated with Marlowe Harvey who advises us that he and his wife own approximately 26% of the outstanding Argus Resources stock),

      Nevada Manhattan Group, Inc. (formerly known as Nevada Manhattan Mining, Inc., a publicly-held Nevada corporation which appears not to have filed any reports with the Securities and Exchange Commission since April 10, 2000 and is believed to be currently subject to an SEC enforcement action as a result of its failure to file reports),

      White Cap Mines, Inc. (a Nevada corporation owned by Marlowe Harvey),

      Moran Holdings, Inc. (a corporation owned by Marlowe Harvey), and an individual named Anthony Selig (Las Vegas, Nevada) and various entities owned by Mr. Selig (the "Selig Entities"). Based on a preliminary review of the documents, it appears that Calais has at best a right to acquire the mineral interests.

      We entered into an agreement and settlement dated September 7, 2000 with Nevada Manhattan Mining Incorporated ("NMMI") to settle and purchase its interest in the property. (NMMI is not affiliated with us.) We agreed to make four annual payments of US$75,000. During the term of the agreement the Company has agreed to pay NMMI a 2% net smelter return royalty. The Company can purchase the entire NMMI interest and royalty for US$7.5 million, payable over 30 years. The total amount payable would be reduced by any production royalties paid. We have been unable to make the most recent payments because NMMI no longer has an address. We are considering petitioning the Nevada court to hold the funds for NMMI so that Calais can prove compliance with the settlement agreement and obtain court assistance in obtaining title to any interest claimed by NMMI. In its last (2000) report filed with the SEC, NMMI described its ownership of certain of the mineral interests included within the Manhattan prospect that Calais claims as follows:

      In March 1997, the Company ["NMMI" in this and the following paragraph] entered into a Sale and Purchase Agreement with the Selig Entities. The Selig Entities were the original owners of the patented and unpatented mining claims comprising the Nevada prospect, having perfected their rights to ownership pursuant to Federal and local law. Under the terms of this agreement, the Selig Entities agreed to sell to the Company one hundred percent (100%) of their interests in a certain promissory note (the "Nevada Note"), the Deed of Trust and the Nevada prospect for the sum of

      Three Hundred Seventy Five Thousand Dollars ($375,000) payable as follows:
      One Hundred Thousand Dollars $100,000) in March 1997 and the balance plus all accrued and unpaid interest (calculated at the rate of 5.25%) on or before February 6, 1999. The Company in fact paid the first installment of One Hundred Thousand Dollars ($100,000) in March 1997 and prepaid the remaining balance in June 1997. As a result, all obligations to the Selig Entities have been fulfilled by the Company and the original note and deed of trust have been delivered by the Selig Entities to the Company. The agreement also acknowledges that the Company is the only person or entity legally entitled to conduct mineral operations on the Nevada prospect. The Company is also required to pay all U.S. Bureau of Land Management annual maintenance fees associated with the claims comprising the Nevada prospect. Such fees have been paid by the Company through August 2000.

      The Company ["NMMI"] entered into a Subscription Agreement with Silenus Limited on April 14, 1997 (the "Subscription Agreement"). The Subscription Agreement required the Company to grant to Silenus Limited a $2,000,000 deed of trust encompassing the Nevada prospect until the Debentures issued to Silenus are converted, redeemed or paid in full. The Company has neither delivered nor recorded this deed.

      Our litigation against NMMI was resolved after the events described in the NMMI report and we believe that we can enforce our contractual rights in a manner that they are superior to the rights of Silenus, although we cannot offer any assurance that a court will accept the positions and arguments we might proffer. We have not attempted to make these arguments up to this point in time.

      Notwithstanding Calais' lack of any direct ownership interest in those prospects, Calais has continued to maintain those prospects for several years by paying property taxes on the patented mining claims, the assessment work obligations on the unpatented claims (US$14,700 per year) and the annual payments made to NMMI under the settlement agreement (US$151,215 in 2003).

      Based on a preliminary review of this information, it appears that the record ownership of the various prospects is as follows:

      The 28 patented mining claims appear to be owned by Argus Resources, Inc. (controlled by Mr. Harvey) as to a 60% undivided interest, and by NMMI as to a 40% undivided interest;

      42 unpatented mining claims appear to be owned by White Cap Mines, Inc. (owned by Mr. Harvey);

      57 unpatented mining claims appear to be owned by Mr. Selig or entities associated with Mr. Selig; and

      The remaining claims appear to be owned by Argus Resources or by Argus Resources and NMMI in the 60-40 ratio described above for the patented claims.

      Mr. Selig has denied any obligation to convey any portion of the claims to Calais, notwithstanding agreements that can be interpreted to require such conveyance. The agreements are, however, unclear. We are in communication with Mr. Selig and his counsel in an effort to resolve the situation. We believe that the settlement of the NMMI litigation results in NMMI being obligated to convey its interest in the prospects to Calais (through Argus), but we have not been able to locate any person with authority to act for NMMI to do this conveyance. Finally, we believe that Mr. Harvey is obligated to convey the Argus and White Cap interests to Calais, but we have not yet commenced discussions with him to accomplish this.

      As indicated above, we have only recently been able to commence any title review of the property. The record title consists of a number of inconsistent and incompatible documents. Consequently there can be no assurance that the preliminary conclusions reached above are accurate or complete, and we cannot offer any assurance that we will be able to obtain legal title to the mineral interests that we believed we acquired in December 1994. We do not intend to expend any funds on exploration of this property until the title situation has been resolved to our satisfaction. In November 2003, Marlowe Harvey resigned from the Board of Directors of Calais and threatened to convey his interest in the Nevada mineral interests to third parties.

      On March 8, 2004, we entered into an agreement with Marlowe Harvey and his related entities by which Mr. Harvey and his related entities agreed to assign their interests in the Manhattan prospect to Calais and agreed to convey to Calais (not later than December 31, 2005) the entire right, title and interest in the Manhattan prospect from all parties ("marketable title"). Although required by the agreement, Mr. Harvey and his related entities have not formally made this assignment yet or (to Calais' knowledge) commenced the work necessary to obtain marketable title. Upon receipt of the initial assignment and marketable title, Calais will pay one of Mr. Harvey's related entities 250,000 shares of Calais restricted stock. Calais agreed to undertake certain drilling obligations after receiving good title, and to issue 2,500,000 shares of common stock to Argus Resources, Inc., one of Mr. Harvey's related entities if Calais identifies gold or gold equivalent mineral resources (as determined in accordance with Canadian standards) exceeding 2,000,000 ounces. In the settlement agreement, Mr. Harvey agreed to convey "marketable title" to Calais by December 31, 2005. To our knowledge, Mr. Harvey has not attempted the curative measures necessary to provide marketable title to the mineral interests to Calais and, even if he commences this work, we cannot offer any assurance that he will be able to do so.

Geological Setting; No Significant Exploration Work

      We have not accomplished a significant amount of exploration work on the prospects constituting the Manhattan prospect. Based on work performed by others on these prospects and in the district, we believe that the prospects may contain gold and silver resources. Geology, structure, and ore mineralogy determined from other properties in the district suggests a potential for a system of high-grade feeder veins and/or replacement gold deposits at depth. The oldest rocks in the Manhattan district are phyllite, schist, quartzite and limestone units of the Cambrian Gold Hill formation. Of these, the White caps limestone has been the most productive mineralized unit in the district. Until we obtain greater assurances as to title to our mineral interests in the Manhattan prospect, however, we do not intend to perform any exploration work to confirm the geology or locate any such mineralization.

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

Proposed Work (fiscal 2005)

      As discussed above, we do not intend to perform any significant work on the mineral interests constituting the Manhattan prospect until (if ever) the uncertainties relating to the title to those mineral interests are resolved. Consequently we have not allocated an exploration budget for those prospects in our 2005 fiscal year subject to available financing.

TITLE OF MINING CLAIMS IN THE UNITED STATES

      It has been our practice to obtain policies of title insurance upon its patented mining claims as they have been acquired. However, title insurance has generally been acquired in the amount of the purchase price of the mineral interests acquired. Such coverage would not afford adequate protection against the loss of mineral values, or the expenditure of funds on exploration should a title defect create a loss. If commercial mineral deposits were discovered on our patented mining claims, the value of such deposits would almost certainly greatly exceed the original purchase price of those mineral interests, as the purchase price which was often predicated on then current surface values. Title insurance coverage would almost certainly be inadequate to compensate for the loss of such values. The value of land surface in the area of our patented mineral claims has tended to increase substantially with time, making it more difficult to establish a loss should a defect to title be discovered.

      Calais, its predecessors and their joint venture partners, have periodically dedicated substantial time and effort to detect and to cure any title problems which have been identified concerning the patented mining claims. These past efforts have included full record title searches on key prospects. These searches have focused, however, on the Caribou Mine interests and the Cross Mine interests, which were the subject of past or historical mining activity and have not focused to any great extent on our prospects in Nevada. The Caribou prospects compromise by area approximately 30% of the patented mineral acreage owned or controlled by Calais. We have relied upon title insurance as to the remaining Caribou acreage, and upon title searches focusing on the period 1974 to date, and/or updating information contained in the title policies as issued or re-issued.

      It is possible that more exhaustive title work could reveal defects in title on one or multiple claims, which could ultimately entail a substantial loss of mineral values. Even if additional work was done, there is no guarantee that all potential defects could be located or satisfactorily cured. Local law affords some protection where land is physically occupied for seven or more years by a party paying the property taxes. Still, several acquisitions by Calais are less than seven years old, and there is no guarantee that Calais has effectively achieved physical occupation of all of its mineral interests, which are numerous and extensive. The General Mining Law of the United States would provide no protection against co-tenants of record other than in cases of actual ouster.

      As described in more detail above, we cannot offer any assurance that we can obtain good title to the 28 patented mining claims that constitute a portion of the Manhattan prospect.

      Of the 100 unpatented claims in the Caribou prospect, 90 were located by Calais' predecessor HMC, and ten were acquired during the acquisition of patented and unpatented lands of the Aquarius Mining Company. We recently located five claims and we are in the process of recording the title documents for these prospects. The record title to these mineral interests is believed to be secure, as the title chains running to Calais are exceedingly short.

      Our title to the 147 unpatented mining claims included in the Manhattan prospect is (as described above) much less certain. There are unavoidable risks in holding unpatented mining claims located under the General Mining Law, including potential challenges to the validity of any claimed discovery, a challenge as to whether claimed discoveries would satisfy the prudent man rule, potential errors in location or recording, and the risk of changes in the law or regulations. Claims upon which no actual discovery exists are held by virtue of the doctrine of pedis possessio, which involves the occupation of claimed mining ground while engaged in a diligent search for a discovery of valuable minerals. There can be no guarantee that pedis possessio rights would be recognized as to any or all of our unpatented mining claims in Colorado or Nevada if challenged by a third party. There can be no guarantee that any claimed discovery on unpatented grounds would survive challenge by the federal government, if the government sought to challenge our title or right to occupy the ground. No challenges are currently outstanding either by adverse locators, or by the Federal government.

PANAMA PROSPECT; GOLD EXPLORATION

Acquisition Details

      Pursuant to an agreement dated October 6, 2000, we received an option to purchase a 40,000 acre mineral concession in an historic gold producing district of Panama with Panama Mining of Golden Cycle of Panama Incorporated ("PMGC"). We acquired concessions to 61,000 acres in the eastern Veraguas district of Panama in 2001 through a five-year lease agreement with PMGC and a related company, Golden Cycle of Panama, Inc. ("GCP"). The prior agreements were cancelled in a new agreement we entered into on February 28, 2003 entitled a "Purchase Option Agreement." As consideration for the Purchase Option Agreement, we paid the following:

      200,000 shares of stock issued to the two owners of PMGC and GCP (Mr. and Mrs. Gary Zook as to 50% and Herbert Hendricks as to 50%) (including 100,000 shares initially issued in 2000);

      US$10,000 total amount paid to the two owners of PMGC and GCP; and

      Assumed US$15,750 of the seller's payables to third parties.

      We also committed to perform certain work on the prospects. As a result of an extension agreement entered into on January 31, 2004, we have an obligation to complete a $250,000 exploration program for lode deposits by September 25, 2004, and an additional $250,000 program to explore for placer gold deposits and install a pilot placer operation. We also hired a shareholder of the sellers, Herbert Hendricks, to oversee the project, and we have been paying him US$3,000 per month to do so. Herbert Hendricks is the brother of our president, Thomas Hendricks, but they do not share the same home, they make independent business decisions, and are not otherwise affiliated.

      To exercise the option and acquire the lode prospect or the placer prospect, we must commence production of gold from the respective prospect. The terms of acquisition for the two prospects are different:

      To acquire the lode prospect, we must pay the sellers a royalty equal to 2% net smelter return from all lode minerals produced from the concession until the sellers have received a total of US$5,000,000. At that time, we will have acquired the concession and the net smelter return will be terminated. Alternatively, prior to August 28, 2004, Calais may purchase the concession from the sellers for a $2,500,000 cash payment and a continuing 0.5% net smelter return.

      To acquire the placer prospect, we must pay the sellers a royalty equal to 6% of the gross revenues from placer mineral production until the sellers have received a total of US$5,000,000. Thereafter, the royalty will be reduced to 1% for the life of the placer production.

      In the Purchase Option Agreement, we agreed to keep all mineral interests in good and clean standard, to pay all taxes, and to comply with other governmental requirements. In the extension agreement, the sellers warranted that they had taken all necessary steps to properly register, document or record the Purchase Option Agreement and that they will take such steps with respect to the extension. Although we have made a request to the sellers for these documents, we have not yet received them and, consequently, we have no independent confirmation of their title to the two prospects included within the Purchase Option Agreement. We do not intend to expend any significant funds for the exploration of these prospects until we have obtained the necessary assurances that they have good title to convey to us and that our interest in the prospects are protected under Panamanian law.

      If we default on our obligations, the Purchase Option Agreement gives the sellers the right to give us 30 days notice of our right to cure the default and, if we fail to cure the default or contest the default, the agreement will be terminated.

Geological Setting

      We have done no exploration work on our Panamanian concession except limited surface sampling and some geological mapping. We have reviewed literature about the area and prior production from the Margaja and Cocuyo mines and a report on the area prepared in 1969 for the United Nations, and we have obtained an airborne geophysical survey made for another company that is no longer active in Panama. The steep, hilly, mountainous terrain of the project area is covered with dense tropical rain forest. Some rain can be expected every month of the year with annual rainfall estimated as high as 200 inches. Heaviest rain typically occurs from November through March. The driest months are from April through June, and September and October. The Rio Concepcion, Rio Veraguas, and Rio Belen flow north to the Caribbean from the east-west trending continental divide in the project area.

      Detailed geologic mapping or exploration of our concessions in Panama is lacking. In general, the area is characterized by a package of Miocene to Pliocene volcanic rocks, primarily andesites, basalts, volcanic breccias, agglomerates, and ignimbrites. Previous work has identified diorate and granodiorite intrusives in the area. Deep weathering of bedrock and oxidation and leaching of sulfide minerals would be normal in a wet, tropical environment like Panama. Rapid erosion of the mountainous terrain in the project area may have locally stripped away soil, weathered bedrock, thereby exposing unaltered bedrock and sulfide minerals, especially along ridge lines.

      Alluvial gold occurs in the three rivers, river terrace deposits, paleo-channels covered by volcanic flows, beaches along the Mosquito coast, and marine deltaic deposits. Gold in these alluvial environments appears to have its origin in a gold vein trend roughly parallel to the Mosquito coast. In some literature, this gold vein trend is referred to as the "Faja de Oro."

Previous Work

      Gold has been produced by primitive methods from streams and high-grade veins in the region since the time of Columbus. There has been no modern day systematic gold exploration to evaluate the resource potential of the veins on the concession. We have not performed any exploration or other work on this property.

Proposed Work (fiscal 2005)

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

Access to Panama concession

      Access to our Panamanian properties is by boat (about a nine hour ride) or helicopter (about a 30 minute ride) from Colon, Panama. Once on the property, there are dirt roads that allow good transportation throughout the property except during the rainy season (approximately November to March, annually). During the rainy season, access is more difficult but can be accomplished using tracked vehicles instead of four-wheel drive vehicles.

Title to the Panamanian Property.

      The Panamanian property (including both the lode prospects and the prospects for placer production) is a government concession originally granted to Paul Zook. When Mr. Zook's concessions expired, his son Gary Zook acquired 3,000 hectares of the original concessions under the name of Golden Cycle of Panama. Gary Zook later acquired an additional 21,000 hectares under the name of Panama Mining of Golden Cycle. Panama Mining of Golden Cycle also has an agreement with Golden Cycle of Panama for the original 3,000 hectares. The total concession now consists of approximately 24,000 hectares, and includes river marine placer, off shore marine placer, and hard rock prospects located in the eastern Veraguas district of Panama.

EXPLORATION EXPENDITURES

      We have spent exploration funds as follows in each of the last three years and our budget for fiscal 2004 is as follows:

                      Estimated
                         2004       Actual 2003   Actual 2002   Actual 2001
                     ------------   -----------   -----------   -----------
Manhattan prospect       None       Cdn$151,215   Cdn$292,886   Cdn$176,175
Colorado prospect    US$2,000,000   Cdn$198,206   Cdn$120,601   Cdn$190,566
Panama prospect       US$500,000    Cdn$147,260    Cdn$65,070    Cdn$78,988

      As discussed below in Item 5, we are seeking the financing necessary for our budgeted programs on our Colorado and Panama prospects. We cannot offer any assurance that we will be able to obtain the necessary debt or equity financing, on reasonable terms, if at all.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles as applied in Canada. There are several differences in determining expenses and net loss between Canadian GAAP and U.S. GAAP. Revenues remain the same at nil under both Canadian and U.S. GAAP.

      Under U.S. GAAP our loss is approximately $993,000 which is down $191,000 from the 2002 loss of $1,183,000. The decrease in loss under U.S. GAAP in 2003 is primarily due to a reduction in stock based compensation of $170,000 during 2002. The primary reasons for the increase in loss under U.S. GAAP over Canadian GAAP is due to the following:

- exploration expenditures are capitalized under Canadian GAAP, but expensed under U.S. GAAP. In each of the last two years, exploration costs approximated Cdn$500,000 (Cdn$930,000 for the nine months ending February 29, 2004).

- stock based compensation for variable and fixed based plans are recognized under U.S. GAAP, but not under Canadian GAAP.

- the fair value of the conversion option is being expensed under Canadian GAAP. No beneficial conversion option is recognized under U.S. GAAP.

      These differences are explained in much greater detail in note 18 to the consolidated financial statements attached to this report.

SUMMARY

      We are in the business of acquiring and exploring mineral interests with the aim of, through exploration, bringing them to a stage where they can be exploited at a profit. At that stage, our operations would to some extent be dependent on the world market prices of any mineral produced. We do not have any mineral interests with mineral reserves or with any material production of minerals. Operations on our prospects are exploratory searches for commercially producible deposits.

      Nearly all of our activities are directed to exploration programs. Yearly variations in individual property expenditures generally reflect increases or decreases in specific exploration costs based on previous results and our decisions regarding the allocation of exploration expenditures between projects.

      Geographic Segments

NET LOSS/YEAR:      2003         2002         2001
--------------    ---------    ---------    ---------
Canada            ($468,604)   ($312,347)   ($487,017)
United States     ($123,255)   ($289,866)   ($260,851)
                  ---------    ---------    ---------
TOTAL             ($591,859)   ($602,213)   ($747,868)

IDENTIFIABLE ASSETS AT YEAR END:

                    2003           2002           2001
                ------------   ------------   ------------
Canada          $    290,092   $    291,993   $    295,978
United States   $ 13,294,607   $ 12,902,466   $ 12,491,799
                ------------   ------------   ------------
TOTAL           $ 13,584,699   $ 13,194,415   $ 12,787,777

      Net losses for Fiscal 2003 were (Cdn$591,859). Loss per share for Fiscal 2003 was (Cdn$0.05). Under U.S. GAAP, net loss for 2003, would have been (Cdn$992,596). Under U.S. GAAP, loss per share for fiscal 2003 would have been (Cdn$0.09).

5.A.  OPERATING RESULTS.

      During the last five fiscal years we have not achieved any revenues from operations and we do not expect to receive any such revenues in the near future until such time, if ever, we produce precious metals which we can market. There is a possibility that we may produce gold from placer operations that we expect to undertake on our Panamanian prospect during the fiscal year ending May 31, 2005, but even if we achieve such revenues we anticipate that we will reinvest them in our Panamanian operations, reducing the capital that will be required from our United States operations. (As discussed above, we have a contractual commitment to commence small-scale placer production by September 25, 2004, although our ability to meet this obligation is dependent on additional financing and we cannot offer any assurance that we will be able to obtain such financing.) It is not likely that any revenues obtained from the anticipated Panamanian placer operations will exceed the cost of those operations until we have the capital necessary to expand the operations beyond the phase that we currently anticipate.

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

      We had a gain on foreign currency of approximately Cdn$250,000 during the 2003 fiscal year as compared to a loss of about Cdn$5,000 in the 2002 fiscal year. This gain was based on conversion between United States and Canadian currency because most of our operations occur in U.S. dollars while our financial statements are set forth in Canadian dollars. Consequently this is not a gain we can anticipate recurring in the future and it provides no additional capital to us.

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

      Our operating expenses for our 2001 fiscal year were Cdn$749,000 - significantly more than for the following two years discussed above. Our operating expenses included a Cdn$312,000 loss on abandonment of a mineral interest. Other costs were generally less than those incurred during the next two years was because the level of our activities was significantly reduced since we had insufficient working capital or ability to borrow funds to pay expenses associated with greater activity.

      As a result of these factors, our loss for the 2003 fiscal year was about the same as our loss for the 2002 fiscal year (Cdn$592,000 loss in 2003 as compared to Cdn$602,000 loss in 2002). Had we not realized the Cdn$250,000 gain on foreign currency during 2003, our actual loss would have been significantly greater during 2003 than during 2002.

      Our net loss was significantly greater in the 2001 fiscal year notwithstanding the lower level of operations during that year. During 2001, we recognized a Cdn$312,749 write down of properties due to the abandonment of mining claims located in Yukon, Canada (the Flug claims) and claims located in Oppdal, Norway (the Kells claims). During 2001 we also recognized a foreign currency loss of Cdn$75,207.

      We anticipate that the 2004 and 2005 fiscal years will result in greater operating losses than realized in fiscal 2001, 2002 or 2003, since we received the loan from accredited investors in August 2003 (resulting in a net of US$652,498 after payment of prepaid interest, bank loan, financing costs and pre-existing obligations) and we intend to increase our operations on our Caribou and Panamanian prospects. Furthermore, because we lost our status as a foreign private issuer under the United States securities laws, we will incur additional expenses in complying with the duplicative reporting requirements in the United

States and Canada. We also have increased our general and administrative expenses by opening our administrative office in Greenwood Village, Colorado and have assumed the administrative costs associated with that office and our new chief financial officer, expenses we had not incurred in previous fiscal years. Through the nine months ended February 29, 2004, our net loss was Cdn$(3,320,271), significantly greater than the losses in the previous fiscal years because of the greater amount of funds available to us during the period and the increased operating, mineral exploration, and other expenses incurred as a result.

5.B.  LIQUIDITY AND CAPITAL RESOURCES.

      We have had working capital deficits during each of our last two fiscal years of (Cdn$3,135,000) at May 31, 2003 and (Cdn$2,689,000) at May 31, 2002.
These working capital deficits have derived from:

      increasing accounts payable (Cdn$975,000 at May 31, 2003 as compared to Cdn$659,000 at May 31, 2002);

      a Cdn$96,000 note payable at May 31, 2003 which did not exist at the end of the prior fiscal year; and

      an increase in loans from shareholders of $151,000 to help fund operations for the year.

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

      As noted, we also had negative cash flows from investing activities in both our fiscal 2003 (Cdn$262,000) and fiscal 2002 (Cdn$282,000) years. In both cases, these expenditures related to investment in our mineral prospects during the respective fiscal years.

      We expect that we will have positive cash flow during our 2004 fiscal year even though we also anticipate increased negative cash flow from operations and investing activities. Our positive cash flow will be due primarily to the August 2003 loan of US$4,500,000 received from six accredited investors and subsequent capital-raising activities. At February 29, 2004, we had working capital available to us of

Cdn$1,129,961, although we expect that this working capital will continue to reduce during the final quarter of the 2004 fiscal year and into 2005.

      In the future we expect that we will continue to be dependent on our financing activities to finance anticipated continuing negative cash flows from operating and investing activities. Alternatively we will have to find joint venture partners or industry partners who are willing to invest funds in our mineral interests or in Calais itself to fund our continuing operations. If we are able to establish mineralization or reserves through our exploration activities, we may be able to attract joint venture partners, industry partners, or other investors who will be willing to provide us the necessary capital on commercially-reasonable terms.

Material Capital Commitments/Significant Uncertainties

      We are a party to a lease for temporary office trailer at the Caribou Mine site at a cost of US$317.50 per month for approximately one and a half more years

      At May 31, 2003, we were the borrower from Peak National Bank in the amount of US$1,081,000. We paid this loan in full on August 1, 2003 and no amounts remain due or owing.

      There is a US$4,500,000 first mortgage lien taken on the Caribou prospect as of August 4, 2003. This loan is due July 31, 2005.

      We have an employment agreement with Matt Witt, our chief financial officer through August 2005. This employment agreement provides for compensation to Mr. Witt of US$130,000 annually.

      We have a year-to-year contract with Panama Mining of Golden Cycle to spend US$250,000 on placer exploration or production, and an additional US$250,000 of hard rock exploration per calendar year on our Panama prospect. We have an obligation to spend US$250,000 before the end of September 2005 or we will risk losing our interest in the Panama concession.

      We intend to expend approximately US$3,000,000 for the exploration of the Caribou prospect in our 2005 fiscal year.

      We will continue to incur significant expenses for compliance and general and administrative expenses which, through the first nine months of the 2004 fiscal year amounted to about Cdn$1,000,000 (not including bank charges and interest expense).

      For significant uncertainties, see Item 3.D - Risk Factors, above.

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

      The consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of operations. If the Company was not to continue as a going concern, it would likely not be able to realize on its assets at values comparable to the carrying value or the fair value estimates reflected in the balances set out in the preparation of the consolidated financial statements. As described elsewhere in this report, at May 31, 2003, there were certain conditions that currently exist which raise substantial doubt about the validity of this assumption. The Company anticipates the need to raise additional private placement debt or equity funds or through joint venture arrangements to accomplish its budgeted expenditures. These private placements are not assured. Failure to raise additional funds may result in the Company being unable to complete its planned programs, to comply with its obligations relating to its Panamanian concession, curtailing operations or writing down its assets.

      For Canadian GAAP purposes, the Company capitalizes exploration costs incurred. The recoverability of the capitalized costs includes considerations primarily of management's exploration and holding plans and expectations with respect to the property, potential mineralization, costs to recovery, commodity prices and the potential for third party agreements on development. Certain of these factors are beyond the Company's control. Other factors, such as management's plans and expectations, while supporting continued capitalization at this time may change and that change may be material to the financial statements.

      For Canadian GAAP purposes, the Company capitalizes exploration costs incurred as property, plant and equipment (tangible assets) pursuant to CICA 3061, EIC-126 and related guidance. Due to certain inconsistencies in the CICA Handbook, there are opposing views that exploration costs should be considered to be intangible assets. As intangible assets, they would be amortized over the term of the mineral interest. In the United States, in Abstract 04-2 the Emerging Issue Task Force reached a consensus that such interests are tangible assets. The Emerging Issues Committee in Canada is currently reviewing the application of EITF 04-2 to Canadian GAAP.

Effect of New Accounting Pronouncements

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

      FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," applies immediately to enterprises that hold a variable interest in variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003 to enterprises that hold a variable interest in variable interest entities created before February 1, 2003. The Interpretation applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to non-public enterprises no later than the end of the applicable annual period. This Interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied, or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. We do not expect a material change as a result of adopting this Interpretation.

5.E   OFF-BALANCE SHEET ARRANGEMENTS.

      Not applicable inasmuch as we do not have off-balance sheet arrangements, and the disclosure is required for fiscal years ending after June 15, 2003.

5.F   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

                                                           Payment due by period
                                      ---------------------------------------------------------------
                                                    Less than 1                           More than 5
      Contractual obligations            Total          year      1-3 years   3-5 years      years
-----------------------------------   -----------   -----------   ---------   ---------   -----------
Long-term debt obligations            $ 6,267,116   $ 1,642,200   $       -   $       -   $ 4,624,916

Capital (Finance) lease obligations   $         -   $         -   $       -   $       -   $         -

Operating lease obligations           $    16,500   $    16,500   $       -   $       -   $         -

Purchase obligations                  $         -   $         -   $       -   $       -   $         -

Other long-term liabilities
reflected on our balance sheet
under the GAAP of the primary
financial statement                   $   697,753   $   697,573   $       -   $       -   $         -
                                      -----------   -----------   ---------   ---------   -----------
Total                                 $ 6,981,209   $ 2,356,293   $       -   $       -   $ 4,624,916
                                      -----------   -----------   ---------   ---------   -----------

      See disclosure in Section 5.B, "Material Capital Commitments/Significant Uncertainties," above.

5.G   SAFE HARBOR.

      See "Introduction - Forward-Looking Statements."

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A   DIRECTORS AND SENIOR MANAGEMENT.

      The following table lists, as of October 31, 2003, the names of all of our directors and senior management. Our directors generally serve in their respective capacities from their election on the day of our Annual General Meeting (last held on December 18, 2003) and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with our Articles.

      Interim vacancies on the Board of Directors are filled by the remaining directors and the persons filling those vacancies hold office until the next Annual General Meeting at which time they may be re-elected or replaced. Our senior management (executive officers) are appointed by the Board of Directors and hold office indefinitely at the pleasure of the Board of Directors.

                                                            DATE FIRST ELECTED OR
       NAME            AGE          POSITIONS HELD               APPOINTED
-------------------    ---    --------------------------    ---------------------
Marlowe Harvey*        50     Chairman of the Board                 1992

Thomas S. Hendricks    54     Director, president, chief            1998
                              executive officer

Art Daher              71     Director, Secretary                   1995

Robert Akright         79     Vice President                        1998

Matt Witt                     Chief Financial Officer               2003

Melvin Martin          63     Director                              1992

Thomas Patton+         60     Director                              2000

*Resigned on November 11, 2003.

+Not re-elected in December 2003.

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

      Marlowe Harvey was president of Calais Resources from 1992 until 2000; he has been a director and chairman of the board of Calais Resources since 1992 until he resigned on November 11, 2003. Mr. Harvey did not fulfill any of these positions on a full time basis, and for more than the past five years has primarily been involved in managing his own real estate investments in the United States and Canada from Mr. Harvey's offices in Chilliwick, British Columbia. Mr. Harvey is not an officer or a director of any other company whose shares are registered under the Securities Exchange Act of 1934, as amended.

      Thomas S. Hendricks has been one of our directors since we acquired the assets of Hendricks Mining Company ("HMC") in 1998, a company that Mr. Hendricks formed and operated in 1974 for the purpose of acquiring and operating the Cross Mine and neighboring mineral interests. Mr. Hendricks has been engaged in exploring and limited mining operations at the Cross Mine and neighboring mineral interests (now referred to as the "Caribou prospect") on a full time basis since 1975. Mr. Hendricks is not an officer or a director of any other company whose shares are registered under the Securities Exchange Act of 1934, as amended.

      Mr. Daher has been secretary and a director of Calais Resources since 1992. Mr. Daher is retired and has been managing his own real estate investments for more than the past five years. Mr. Daher has worked with Mr. Harvey in the management of Mr. Harvey's investments from Mr. Daher's offices in Chilliwick British Columbia. Mr. Daher is not an officer or a director of any other company whose shares are registered under the Securities Exchange Act of 1934, as amended.

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

      Mr. Witt joined Calais Resources as its chief financial officer in August 2003. Before joining Calais Resources, Mr. Witt was a vice president of operations for two privately-held mortgage bankers specializing in commercial and residential mortgages. These were Broadway Mortgage (from April 2003 until joining Calais in August 2003) and Professional Mortgage Alliance (mid-2000 until April 2003). From 1996 through mid 2000, Mr. Witt was an account executive at Cendant Mortgage. Mr. Witt is not an officer or a director of any other company whose shares are registered under the Securities Exchange Act of 1934, as amended.

      Mr. Martin has been a member of Calais Resources' Board of Directors since 1992. Mr. Martin is currently retired. Mr. Martin retired in 1998 as a school teacher in Vancouver, British Columbia, a position he held for thirty years. Mr. Martin is not an officer or a director of any other company whose shares are registered under the Securities Exchange Act of 1934, as amended.

      Thomas Patton was a director of Calais Resources from June 2000 until he resigned in December 2003. Mr. Patton has been president, director, and chief operating officer of Western Silver Corp. (formerly Western Copper Holdings, Ltd.) for more than the past five years. Western Silver Corp. is a publicly-held company exploring for silver and gold in Mexico. Western Silver's shares are registered under the Securities Exchange Act of 1934 and its shares are trading on the American Stock Exchange under the symbol "WTZ" and on the Toronto Stock Exchange.

6.B.  COMPENSATION.

Compensation Table

      The following chart (in Cdn$) sets forth information regarding the compensation paid to our chief executive officer and our other executive officers during the most recent three fiscal years ended May 31, 2003, 2002, and 2001. This includes all compensation paid to each by Calais and any subsidiary:

                                                            LONG-TERM COMPENSATION AWARDS
                                                           --------------------------------
                                                                  AWARDS                       PAYOUT
                             ANNUAL COMPENSATION                ----------   SECURITIES        ------
                     -----------------------------------          (CDN$)     UNDERLYING
    NAME AND         FISCAL   (CDN$)   (CDN$)    (CDN$)         RESTRICTED    OPTIONS &                  ALL OTHER
PRINCIPAL POSITION    YEAR    SALARY   BONUS    OTHER(A)          AWARDS      SARS (#)          LTIP    COMPENSATION
------------------   ------   ------   ------   --------        ----------   ----------        ------   ------------
Thomas S.            2001          0        0          0                 0            0             0              0
Hendricks,           2002          0        0          0                 0            0             0              0
President and CEO    2003          0        0          0                 0            0             0              0

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

      Calais does not have a formal audit committee.

      We do not have a compensation committee or other committee responsible for compensation decisions. These matters are addressed by the Board of Directors, and or (with respect to non-executive employees) Tom Hendricks President and CEO.

6.D   EMPLOYEES.

      As of the end of each of our last three fiscal years, we had no employees. Because of working capital shortages, all of our officers and others worked for us as independent contractors. We have used independent contractors for most of our business operations, including a part-time administrative assistant who has assisted at our corporate office in Canada. With the funding recently made available, we anticipate retaining employees as necessary to assist with administrative duties at our principal place of business in Colorado, at our Caribou prospect, and elsewhere as necessary.

6.E   SHARE OWNERSHIP.

Share Ownership Information

      The following table sets forth information regarding the ownership of our common stock as of September 30, 2003 by: (i) each director or nominee for director; (ii) each of the executive officers named in the Summary Compensation Table; (iii) all executive officers and directors of the Company as a group; and
(iv) all those known by us to be beneficial owners of more than 5% of our common stock based on the total of 19,627,703 shares outstanding as of October 31, 2003.

                                                BENEFICIAL OWNERSHIP
              BENEFICIAL OWNER                    NUMBER OF SHARES     PERCENT OF TOTAL
              ----------------                  --------------------   ----------------
Marlowe Harvey(1)                                          5,192,488               22.6%
Thomas S. Hendricks(2)                                     1,693,864                8.3%
Art Daher(3)                                                 376,750                1.9%
Robert Akright(4)                                            181,368                0.9%
Matt Witt(5)                                               2,600,000               12.6%
Melvin Martin (6)                                          1,471,422                7.2%
Thomas Patton(7)                                             100,000                0.5%

All executive officers and directors as a
group (7 persons). The address for all of the
above directors and executives officers is:
8400 E Crescent Parkway #675 Greenwood
Village CO 80111                                          10,718,970               42.7%

Stephen A. Benaske(8)                                      5,415,455               27.6%

                                                BENEFICIAL OWNERSHIP
              BENEFICIAL OWNER                    NUMBER OF SHARES     PERCENT OF TOTAL
              ----------------                  --------------------   ----------------
Marlowe Harvey(1)                                          5,192,488               22.6%
1625 Larimer Street, Suite 2407
Denver, CO  80202

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

Name of Holder (relationship to
          Mr. Harvey)             Amount (Cdn$)   Underlying shares
-------------------------------------------------------------------
Judy Harvey (wife)                $   3,149,955           2,560,939

Argus Resources, Inc.             $     215,422             175,140

Aardvark Agencies, Inc.           $     747,728             607,909

Thomas Hendricks (see note 2)     $     984,000             893,864

Except as disclosed in the preceding table, no other member of Mr. Harvey's family owns any shares or rights to acquire shares. Of the debentures owned by Mrs. Harvey, she is holding Cdn$1,103,214 for Melvin Martin and disclaims any interest in debentures in that amount and the underlying shares.

(2) Mr. Hendricks' beneficial ownership includes 893,864 shares of stock and a convertible debenture in the total amount of Cdn$984,000 which is convertible into common stock at Cdn$1.23 per share through May 11, 2011, although Mr. Hendricks has executed an assignment which, when effective, will result in the assignment of this debenture to Judy Harvey. No other member of Mr. Hendricks' family owns any shares or rights to acquire shares. In July 2004, the Calais board of directors granted Mr. Hendricks a compensatory stock option to purchase 3,000,000 of Calais common stock for US$0.85 per share, exercisable through July 7, 2009.

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

       NAME           NUMBER OF OPTIONS    EXERCISE PRICE         TERM
------------------    -----------------    --------------    ---------------
Fiscal 2002 grants

none

Fiscal 2003 grants

Marlowe Harvey                   82,500+          US$1.26     November, 2004

Subsequent grants

Matt Witt                       500,000*          US$3.00    August 11, 2013
                                500,000*          US$5.00    August 11, 2013

Robert Akright                  100,000          Cdn$0.45     August 1, 2008

* Mr. Witt's grant was in connection with his employment at Calais as our chief financial officer (in August 2003). This grant has not yet been approved by the Canadian regulatory authorities, and is subject to such approval.

+     Calais is investigating whether, in fact, these options are outstanding.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option
Values

Fiscal year end values

      No officer exercised employee stock options during the fiscal years ended May 31, 2002 or 2003.

                                                                      Number of
                                                                     Unexercised          Value of
                                                                     securities      unexercised in the
                                                                     underlying            money
                                                                   options/SARs at     options/SARs at
                                                  Value realized    5/31/2003 (#)    5/31/2003 ($) (a)
                             Shares acquired on        ($)           Exercisable/       Exercisable/
            Name                exercise (#)           (a)           unexercisable     unexercisable
--------------------------   ------------------   --------------   ---------------   ------------------
Marlowe Harvey                        0                 $0                     0/0         $0/$0

Thomas S. Hendricks                   0                 $0            100,000(b)/0       $45,000/$0

Art Daher                             0                 $0            100,000(c)/0       $45,000/$0

Robert Akright                        0                 $0            100,000(d)/0       $45,000/$0

Mel Martin                            0                 $0                       0           $0

Thomas Patton                         0                 $0            100,000(e)/0       $45,000/$0

Persons who are neither
officers nor directors but
who are providing services
to us                                 0                 $0                     0/0           0/0

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

Subsequent exercises

      No officer exercised employee stock options during the fiscal years ended May 31, 2002 or 2003. Thomas S. Hendricks exercised an option as follows after the fiscal year end:

                                                                      Number of
                                                                     Unexercised          Value of
                                                                     securities      unexercised in the
                                                                     underlying            money
                                                                   options/SARs at     options/SARs at
                                                  Value realized    10/31/2003 ($)   10/31/2003 ($) (a)
                             Shares acquired on        ($)           Exercisable/       Exercisable/
            Name                exercise (#)           (a)           unexercisable     unexercisable
--------------------------   ------------------   --------------   ---------------   ------------------
Thomas S.Hendricks               100,000(b)         US$168,000          0/0                 0/0

Art Daher                         50,000(c)         US$54,000         50,000/0          US$59,000/0

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

         Name              Original Principal amount    Accrued Interest    Underlying shares
-----------------------    -------------------------    ----------------    -----------------
Marlowe Harvey(a)                Cdn$4,113,105                 $0              3,343,988

Thomas S. Hendricks (b)           Cdn$984,000                  $0              1,306,036

Melvin Martin(c)                 Cdn$1,103,214                 $0                896,922

(a) Owned of record by Mr. Harvey's wife, Judy Harvey and entities affiliated with or controlled by Mr. Harvey. Of these debentures, Mrs. Harvey is holding Cdn$1,103,214 for the benefit of Mr. Martin. Mrs. Harvey disclaims any interest in the debentures (or the shares underlying the debentures) she is holding for Mr. Martin. See also note (b), below, which describes Mr. Hendricks' reassignment to Mrs. Harvey of the Cdn$984,000 debenture.

(b) Mr. Hendricks acquired these debentures from Mrs. Harvey in settlement of litigation he had brought against Mr. Harvey, not sure if it was against Calais Resources or Harvey. Mr. Hendricks has agreed to assign this debenture to Mrs. Harvey based on the March 2004 settlement agreement involving Mr. and Mrs. Harvey and Mr. Hendricks has executed an assignment to do so. Mr. and Mrs. Harvey are reviewing the terms of acceptance of the debenture. Consequently, Calais still has the Cdn$984,000 debenture registered in Mr. Hendricks' name.

(c) Mrs. Harvey is holding debentures in this amount for the benefit of Mr. Martin. Mr. Martin disclaims any affiliation with Mrs. Harvey, Mr. Harvey, or entities they control. See note (b), above, for Mrs. Harvey's interest in a Cdn$984,000 debenture currently registered in Mr. Hendricks' name but which he has attempted to assign to Mrs. Harvey, subject to compliance with securities laws, as required in the March 2004 settlement agreement involving Mr. and Mrs. Harvey and Calais (among other parties). Mrs. Harvey has not yet agreed to provide evidence to Calais that Mr. Hendricks' assignment to her complies with the securities laws.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

      We are a publicly owned corporation. Our shares are owned by Canadian and U.S. residents as well as residents of other countries. We are not owned or controlled directly or indirectly by another corporation or any foreign government.

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

      Stephen Angelo Benaske became owner of greater than 5% of our outstanding common stock.

      The completion of this transaction reduced the percentage ownership by the previous shareholders by approximately 71 %.

      To collateralize the repayment of this US$4,500,000, Calais granted the lenders a security interest in its Caribou prospect. The total amount includes two years prepaid interest at a rate of 12.9% per annum or approximately U.S. $1,000,000. The Company also issued 8,181,818 shares of stock at a deemed price of U.S. $0.55 per share for a total financing fee of U.S. $4,500,000. The financing fee will be recorded in the first quarter of fiscal 2004. 1,500,000 of these shares are held by the lender in an escrow arrangement and are to be used to satisfy the debt if and when the Company's average share price reaches U.S. $3.00 per share. The loan, if not repaid from the sale of these shares, is due in full on July 31, 2005.

      2. Compliance with Shareholder Reporting Requirements of Sections 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended

      Section 16(a) of the Securities Exchange Act of 1934 (the "1934 Act") requires our directors, executive officers and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of Calais. Officers, directors and greater than 10% shareholders are required by SEC regulation to furnish us with copies of all
Section 16(a) forms they file.

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

      - Mr. Harvey's Form 3 was due on September 3, 2003 and has not yet been filed. In addition, we have received information that Mr. Harvey has sold shares on September 3, 4, 8, 9, and 15 (45,700 shares in September), and October 6 and 14 (21,700 shares), and November 6 (58,000 shares). Mr. Harvey has not reported any of these transactions on Form 4 and, therefore, eight Form 4s have not been filed. Mr. Harvey or persons affiliated with him may have sold additional shares of our common stock without the knowledge of Calais for which he has not filed a Form 4. Mr. Hendricks' assigned his convertible debenture to Mrs. Harvey on June 25, 2004, although she has not accepted that assignment and has not filed a Form 4 reflecting the additional beneficial interest.

      - Mr. Daher's Form 3 was due on September 3, 2003 and was filed on December 8, 2003. Mr. Daher sold some shares of our common stock in October 2003 for which he filed a Form 4 on December 8, 2003. In addition, Mr. Daher made two sales of our common stock in February, 2004, for which he filed late Form 4s and sold additional shares in June 2004, for which he filed a late Form 4.

      - Mr. Akright's Form 3 was due on September 3, 2003 and was filed on November 12, 2003. Furthermore, he sold some shares of our common stock in September and October 2003, for which Form 4s were filed late. In addition, a Form 4 was filed in April, 2004 for the acquisition of shares of common stock in February, 2004.

      - Mr. Martin's Form 3 was due on September 3, 2003 and was filed in December 2003. Mr. Martin received shares of our common stock as a stock bonus in February 2004 and filed a Form 4 reflecting those shares in June 2004.

      - Mr. Patton's Form 3 was due on September 3, 2003 but was never filed. Mr. Patton was not reelected as a director at the annual meetings held in December 2003.

      - Mr. Angelo Benaske filed a Form 3 on September 29, 2003, which was due on September 3, 2003. As such, he filed one report late.

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

Resignation of Marlowe Harvey

      On November 11, 2003, Mr. Harvey resigned as an officer and director of Calais, demanding a return of the Cdn$984,000 debenture Mrs. Harvey assigned to Mr. Hendricks and also advising Calais that he intends to enter into an agreement to vend the Nevada prospect, or a portion thereof, to third parties. Calais intends to assert its rights as appropriate. In the March 2004 settlement agreement, Mr. Hendricks agreed to return the debenture to Mr. Harvey, subject to compliance with applicable securities laws. Mr. Hendricks has executed the assignment to return the debenture to Mrs. Harvey (as directed by Mr. Harvey), but Mrs. Harvey has yet to show compliance with securities laws and, therefore, the debenture is still registered on Calais' books in Mr. Hendricks' name.

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

                         Subsequent to fiscal 2003           Fiscal 2003                   Fiscal 2002
                         -------------------------    -------------------------    -------------------------
                         # of shares    Cdn$ value    # of shares    Cdn$ value    # of shares    Cdn$ value
                         -----------    ----------    -----------    ----------    -----------    ----------
Marlowe Harvey(a)                  -             -              -             -        166,000        49,800

Thomas S. Hendricks(b)       100,000    $   45,000         91,667    $   40,333        100,000        30,000

Art Daher(b)                  50,000    $   22,500         20,000    $   21,400         75,000        22,500

Robert Akright                     -             -              -             -        100,000    $   30,000

Thomas Patton                      -             -              -             -              -             -

Melvin Martin                      -             -              -             -              -             -

(a)   issued to Judy Harvey, Marlowe's wife.

(b) Exercise of options for Cdn$0.45 per share in September (Mr. Hendricks) and October (Mr. Daher) 2003.

Loans to Calais Resources

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

                                                         AMOUNT OWED BY CALAIS ON
                                            --------------------------------------------------
         NAME              INTEREST RATE    SEPTEMBER 30, 2003    MAY 31, 2003    MAY 31, 2002
-----------------------    -------------    ------------------    ------------    ------------
Tom Hendricks                          0%           $0               US$94,281     U.S.$28,987

Marlowe and Judy Harvey               12%           $0              Cdn$70,000         $0

Royalty Interests.

      Based on our understanding with Marlowe Harvey (our former chairman and a significant shareholder and creditor), he will own a 5% net smelter royalty interest in the Nevada prospect after we have acquired the interests which have not yet been conveyed to us. As discussed above, the title to the Nevada prospect is unclear, and we are attempting to determine what steps to take to resolve the issues identified to date and whether there are other issues that must be dealt with. Based on our preliminary determination of the economics of the property, it appears that the existence of the net smelter royalty interest makes the property not economical to develop or mine.

      The majority of the mineral interests that Calais acquired from the former Hendricks Mining Co. ("HMC") in 1998, or acquired within five years thereafter, are subject to net smelter return royalties in amounts varying from 2.0% to 0.5% of net smelter returns in favor of the former shareholders of HMC (which include Thomas S. Hendricks (as to 85.354%), Mr. Hendricks' mother (10.101%), and Mr. Hendricks' attorney (4.545%) who has continued as attorney for Calais; see Item 7, Major Shareholders and Related Party Transactions). The period for which Calais was obligated to make further royalty grants as to new acquisitions expired in April, 2003. The royalty grants now outstanding and of record are effective for a period of 20 years after the date of the grants, with expiration of the royalties beginning in March 2018, and ending in April 2023. These individuals own the net smelter return royalty covering substantially all of the Caribou prospect. (The net smelter return does not include mineral interests acquired since April 2003.) Calais, and Mr. Harvey acknowledged the validity of these royalties in the July 2000 settlement of the litigation Mr. Hendricks brought against Mr. Harvey and Aardvark. See further discussion above in Item 4.D, "Property, Plant and Equipment - Caribou prospect."

Aardvark Enterprises, Inc.

      Aardvark Enterprises, Inc. is a Washington corporation primarily engaged in the real estate business in Denver and elsewhere. Aardvark is controlled by Marlowe Harvey and his wife, Judy Harvey. Shortly after the acquisition of the HMC assets by Calais in 1998, Calais encountered a cash shortfall which would have prevented it from exercising an advantageous option to acquire the Caribou Mine prospect, and to continue its drilling program at the Caribou prospect.

      The necessary funds were advanced by Aardvark from Aardvark's sale of unrelated real estate, including $500,000 plus costs to acquire the Caribou prospect and additional funds to continue the drilling programs. Aardvark completed the sales and the acquisition of its interest in the Caribou prospect in a tax-deferred Section 1031 exchange. The entire Aardvark interest in the Caribou prospect is subject to exploration and mining concessions in favor of Calais, and a contractual right held by Calais to re-acquire the mineral interests on terms described in a July 2000 agreement reached to settle litigation brought by Mr. Hendricks against Mr. Harvey and Aardvark. (Originally the transaction was structured differently, including a promissory note from Aardvark to Calais in the amount of US$2,300,000, a deed of trust securing Calais' interest in the Aardvark ownership, and other relationships between Calais and Aardvark. The settlement agreement clarified these relationships and provides that Calais has the right to reacquire the claims held by Aardvark for a debenture (which Calais has already paid to Aardvark) and for a payment from Calais to Aardvark in an amount "equal to pay the capital gains triggered by the" reconveyance of the property to Calais. (The cash payment will be deducted from the debenture.) Although the original agreement estimated the payment to be about US$750,000, currently the parties estimate the tax obligation (which would arise as a result of the deferred capital gains as a result of the Section 1031 exchange) to be about US$500,000. The settlement agreement provides that Calais will have an unlimited time to exercise its option for transfer.

Litigation

      In 2000, Thomas Hendricks brought litigation against Marlowe Harvey, Aardvark, and Calais relating to certain information allegedly not disclosed to Mr. Hendricks at the time that his company, HMC, was acquired by Calais. Generally the complaints related to interests that Calais had in property in Mexico and the lack of funding for continuing exploration of the Caribou prospect. The parties resolved this litigation shortly after it was commenced by entering into a mutual release and settlement agreement. As a result of the agreement,

      a.    Mr. Harvey paid certain funds to Mr. Hendricks;

      b. Mr. Harvey's wife transferred a Cdn$984,000 debenture (which had been issued to her by Calais) to Mr. Hendricks (which as a result of a March 2004 settlement agreement Mr. Hendricks has reassigned to Mrs. Harvey, subject to her demonstration that the reassignment is in compliance with applicable securities laws);

      c. Calais reimbursed Mr. Hendricks for one-half of his legal expenses incurred in bringing the litigation;

      d. Calais agreed to sell its interest in the mining equipment located in Mexico and apply the funds to repayment of Calais' obligations;

      e. Aardvark agreed to transfer its interest in the Caribou prospect to Calais as described above;

      f. Calais agreed to honor the royalties granted to the former HMC shareholders;

      g. Mr. Harvey agreed to resign as president and chief executive officer of Calais and Mr. Hendricks agreed to accept appointment to those positions; and

      h. Mr. Hendricks has a right to approve financing for Calais' exploration of the Caribou prospect.

      On November 11, 2003, Marlowe Harvey made certain allegations which, if he pursues, may result in legal action. It is premature to reach any conclusions with respect to Mr. Harvey's allegations at this time, and Calais believes that the parties have resolved their issues in the March 8, 2004 settlement agreement discussed below.

Settlement Agreement with Mr. and Mrs. Harvey and their affiliates

      On March 8, 2004, we entered into an agreement with Marlowe Harvey, his wife Judy Harvey, and several related entities by which Calais and Mr. and Mrs. Harvey resolved a number of issues that have arisen between them, some of which have been previously discussed in Calais' Form 20-F and other reports. Under the agreement,

      - Mr. Harvey and Calais agreed on a more precise definition of Calais' right (which expires August 31, 2011) to repurchase the interest of Aardvark Agencies, Inc. ("AAI") in the Caribou properties, including the price payable for the reacquisition (a total of Cdn$747,728 which is included in the debentures in our financial statements) and AAI's right to convert that debenture before it is paid;

      - Further defining Calais' right to borrow against, enter in and upon those properties, construct buildings and mines on those properties, and remove and sell minerals from those properties for Calais' own account;

      - Mr. Harvey and his related entities have agreed to assign their interests in the Manhattan prospect to Calais and agreed to convey to Calais (not later than December 31, 2005) the entire right, title and interest in the Manhattan prospect from all parties ("marketable title"). Mr. Harvey and his related entities have not formally made this assignment yet or (to Calais' knowledge) commenced the work necessary to obtain marketable title. Upon receipt of the initial assignment and marketable title, Calais will pay one of Mr. Harvey's related entities 250,000 shares of Calais restricted stock. Calais agreed to undertake certain drilling obligations after receiving good title, and to issue 2,500,000 shares of common stock to Argus Resources, Inc., one of Mr. Harvey's related entities, if Calais identifies gold or gold equivalent mineral resources (as determined in accordance with Canadian standards) exceeding 2,000,000 ounces.

      - Mr. Harvey and his related entities agreed to comply with their shareholder filing obligations in the United States and Canada (if any) not later than April 30, 2004. Mr. Harvey has also returned a stock option agreement to Calais which defines the option to acquire 82,500 shares of Calais common stock granted to him in November 2002 which he continues to hold. That option expires (unless exercised) on November 15, 2004, and has an exercise price of US$0.80 per share.

      - Calais agreed to propose to its shareholders at its next shareholder meeting that the conversion price of the debentures be repriced from Cdn$1.23 to US$.55.

      - Calais agreed to retain Mr. Harvey as a consultant for one year at US$3,000 per month.

      To facilitate the settlement, Thomas S. Hendricks agreed to transfer to Mr. Harvey a debenture he holds for Cdn$984,000 that Mrs. Harvey assigned to him in 2000. Mr. Hendricks has executed the assignment of this debenture and has delivered both the original debenture and the assignment to Calais to hold pending Mrs. Harvey's acceptance of that debenture in a manner that complies with applicable securities laws. To date, Mrs. Harvey has refused to return to Calais documents that Calais believes is necessary to show compliance with securities laws, and Mrs. Harvey has not proposed any alternative procedure. Consequently the debenture is still registered in Mr. Hendricks' name and will remain so registered until Mrs. Harvey provides Calais with sufficient evidence of compliance with applicable securities laws.

      In addition, Calais, Mr. Harvey, and his related entities entered into mutual releases. Calais has previously announced that it does not intend to expend any significant exploration dollars on the Manhattan prospect until such time as it has received further assurances as to title.

      At the present time, we have no evidence that Mr. Harvey or his related entities have complied with their obligations under the settlement agreement, or have even commenced doing so. Mr. Hendricks has assigned the debenture to Mrs. Harvey, although we delivered the signed debenture with a legend reflecting that the delivery was subject to Mr. Harvey and his related entities' obligations to comply with their obligations under the settlement agreement.

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

      ITEM 8. FINANCIAL INFORMATION

8.A(1-6) - Financial Statements

      Our consolidated financial statements are stated in Canadian Dollars (Cdn$) and are prepared in accordance with Canadian GAAP, the application of which, in our case, conforms in all material respects for the periods presented with U.S. GAAP, except as disclosed in footnotes to the financial statements.

      The audited financial statements for the year ended May 31, 2003 and 2002 as required under ITEM #17 are included hereto immediately following the signature page of this Annual Report and are, by this reference, incorporated into this Item 8.A. The auditors' report of KPMG LLP, Independent Accountants, are included herein immediately preceding the financial statements and is also incorporated by this reference into this Item 8.A.

8.A(7) - Legal proceedings.

      Other than discussed below, we know of no material, active or pending or (to our knowledge) threatened legal proceedings against them. Other than discussed below, we are not involved as a plaintiff in any material proceeding or pending litigation.

      A Writ of Summons and Statement of Claim was filed in Supreme Court of British Columbia on May 21, 2002 regarding monies owing and payable to Devlin Jensen for services provided in the amount of $63,368 plus interest and costs incurred therein. This debt has been fully paid and Devlin Jensen has released its claims.

      A Claim made in Alberta by BDO Dunwoody for services provided during in the amount of $48,864 plus interest and costs incurred therein. This amount has been paid.

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

8.B   SIGNIFICANT CHANGES.

      The only significant change that has occurred since the date of our annual financial statements (May 31, 2003) is the completion of a financing, in August 2003, with six accredited investors which provided a US$4,500,000 loan to us (bearing interest at 12.9% and due July 31, 2005 or the sale of 1,500,000 by Stephen Angelo Benaske if the stock price reaches US$3.00). The net funds have been used or allocated for use as follows:

Prepayment of two years interest expense          US$1,161,000

Repayment of remaining amounts due to bank        US$1,080,000

Repayment of interim mortgage due to Thomas S.    US$ 587,6800
Hendricks for funds he advanced

Repayment of trade payables                         US$700,000

Financing costs                                      US$95,000

      As a result, following the financing and the use of proceeds as described above, we had US$652,498 remaining for working capital, which we plan to use for exploration of our Caribou and Panamanian prospects and for general and administrative purposes.

      To secure the loan, we pledged our interests in the Caribou prospect as collateral.

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

      The high and low sales prices on the OTC Bulletin Board for actual trades of the Company's Common Shares from date of listing is as follows and quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions:

      MOST RECENT SIX MONTHS

                   HIGH        LOW
                  -------    -------
October 2003      US$1.52    US$1.13
September 2003    US$2.00    US$1.33
August 2003       US$2.50    US$0.12
July 2003         US$0.40    US$0.30
June 2003         US$0.45    US$0.35
May 2003          US$0.46    US$0.38

                                           QUARTER ENDED
2003 FISCAL YEAR    AUG 31, 2002    NOV 30, 2002    FEB 28, 2003    MAY 31, 2003
                    ------------    ------------    ------------    ------------
Common Stock
   High             US$1.00         US$0.70         US$0.85          US$0.53

   Low              US$0.20         US$0.25         US$0.20          US$0.20

                                           QUARTER ENDED
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

      On October 31, 2002, the shareholders' list for the Company's Common Shares showed 341 registered shareholders and 10,744,218 Common Shares outstanding. 38 of these shareholders were U.S. residents, holding 1,958,967 shares representing 18.2% of the issued and outstanding Common Shares.

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

      - Royalty Agreements with Mr. Hendricks and others (see Item 4.D, "Property, plant and equipment -- Caribou prospect, Colorado, USA; gold/silver exploration -- Royalty Obligations on Caribou Prospect," and Item 7.B, "Related Party Transactions - Royalty Interests").

      - Acquisition of the Nevada prospect from Marlowe Harvey and related entities (see Item 4.D, "Property, plant and equipment - Manhattan prospect, Nevada USA - Acquisition Details."

      - Contractual rights with respect to the interest of Aardvark Enterprises (an affiliate of Mr. Harvey) in the Caribou prospect (see Item 4.D, "Property, plant and equipment -- Caribou prospect, Colorado, USA; gold/silver exploration - Acquisition Details," and
            Item 7.B, "Related Party Transactions - Aardvark Enterprises,
            Inc.").

      - Acquisition of the Panama prospect (see Item 4.D, "Property, plant and equipment - Panama Project - Acquisition Details").

      - Employment agreement with Matthew C. Witt(see Item 6.B, "Compensation - Compensation Table").

      - Mutual Release effective July 18, 2000, between Marlowe Harvey, Aarvark Agencies, Inc., Calais Resources Colorado, Inc., Calais Resources, Inc., on the one part, and Thomas S. Hendricks (see Item 4.D, "Property, plant and equipment -- Caribou prospect, Colorado, USA; gold/silver exploration - Acquisition Details," and Item 7.B, "Related Party Transactions - Litigation").

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

      This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or "ITA") and the Canada-United States Tax Convention (the "Tax Convention") as at the date hereof and the current administrative practices of Canada Customs and Revenue Agency. This summary does not take into account provincial income tax consequences.

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

      A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources prospects, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

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

      U.S. Holders. As used herein, a "U.S. Holder" includes a holder of Common Shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of

Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders who hold Common Shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their Common Shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own Common Shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire Common Shares.

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

      Foreign Tax Credit. For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under Code section 904(j), the limitation on credit does not apply.

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

      Management believes that we are not a PFIC. Additionally, we believe that the anticipated progress of our business would not include any activities, which would cause us to fall under the criteria of a Passive Foreign Investment Company. However, there can be no assurance that our determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record-keeping requirements, which will be imposed on Qualified Electing Funds ("QEFs").

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

      THE TAXATION OF A U.S. SHAREHOLDER WHO OWNS STOCK IN A PFIC IS EXTREMELY COMPLEX AND IS THEREFORE BEYOND THE SCOPE OF THIS DISCUSSION. MANAGEMENT URGES U.S. PERSONS TO CONSULT WITH THEIR OWN TAX ADVISORS WITH REGARDS TO THE IMPACT OF THESE RULES.

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

ITEM 16D     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

      Not applicable.

                                    PART III

ITEM 17.     FINANCIAL STATEMENTS

      Our financial statements are stated in Canadian Dollars (Cdn$) and are prepared in accordance with Canadian GAAP, the application of which, in our case, conforms in all material respects for the periods presented with U.S. GAAP, except as disclosed in footnotes to the financial statements.

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

-    Consolidated Balance Sheets at May 31, 2003 and 2002

- Consolidated Statements of Operations and Deficit for the Years ended May 31, 2003, 2002 and 2001

- Consolidated Statements of Cash Flows for the Years ended May 31, 2003, 2002 and 2001

-    Notes to Consolidated Financial Statements

(B) EXHIBITS

Exhibits Pursuant to Item 601 of Regulation S-B:

 EXHIBIT
 NUMBER                              TITLE
---------                            -----
3.01a       Memorandum

3.02a       Articles of Incorporation

3.03a       Special Resolution filed March 19, 1992

10.01a      Loan agreement dated August 1, 2003 with accredited investors

10.02a      Mutual Release effective July 18, 2000, between Marlowe Harvey,
            Aarvark Agencies, Inc., Calais

 EXHIBIT
 NUMBER                                    TITLE
---------                                  -----
            Resources Colorado, Inc., Calais Resources, Inc., on the one part, and Thomas S. Hendricks

10.03a      Form of convertible debentures

10.04a      Purchase Option Agreement dated February 28, 2003 by and between
            Calais Resources, Inc. and Golden Cycle of Panama, Inc. and Panama
            Mining of Golden Cycle, Inc.

10.05a      Grant of Royalty Interest For Fixed Term, Modification of Prior
            Royalty Grants and Assignment of Royalty Buyout Rights Under Prior
            Grants dated March 1998 by Calais Resources Colorado, Inc. in favor of Thomas S. Hendricks, Marjorie J. Hendricks, and John R.
            Henderson.

10.06a Right to Redeem and Re-Acquire Agreement dated March 26, 1999 between Aardvark Agencies, Inc. and Calais Resources Colorado, Inc.

10.07a      Right to Redeem and Re-Acquire Agreement dated July 20, 2000 between
            Aardvark Agencies, Inc. and Calais Resources Colorado, Inc.

10.08a      Grant of Royalty Interest For Fixed Term by Calais Resources
            Colorado, Inc. and Aardvark Agencies, Inc. dated July 2000 by Calais
            Resources Colorado, Inc. in favor of Thomas S. Hendricks, Marjorie
            J. Hendricks, and John R. Henderson

10.09a      Employment Agreement with Matthew C. Witt

10.10b      Settlement Agreement and General Mutual Releases between Calais
            Resources, Inc., Marlowe Harvey, and others, dated March 8, 2004

10.11b      Purchase Option Agreement between Calais Resources, Inc. and Golden
            Cycle of Panama, Inc. and Panama Mining of Golden Cycle, Inc., dated
            February 28, 2003

10.12b Extension of Purchase Option Agreement and Partial Acknowledgement of Performance, dated January 31, 2004, relating to Exhibit 10.11

21a         List of subsidiaries.

31+         Certification pursuant to Rule 13a-14(a)

32+         Certification pursuant to 18 U.S.C. Section 1350

+           Filed herewith.

a Incorporated by reference from exhibits filed with the original filing on Form 20-F for the year ended May 31, 2003.

b. Incorporated by reference from exhibits filed with quarterly report on Form 10-QSB for the quarter ended February 29, 2004

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

                   Calais Resources Inc.: SEC File No. 0-29392
                   -------------------------------------------
                                   Registrant

     Dated July 27, 2003                By /s/ Thomas S. Hendricks
                                           ----------------------------------
                                           Thomas S. Hendricks, President

                    Consolidated Financial Statements of

                    CALAIS RESOURCES INC.

                    Years ended May 31, 2003 and 2002
                    (In Canadian dollars)

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

Director, Calais Resources Inc.
Chilliwack, BC

October 9, 2003

[KPMG LOGO]

            KPMG Enterprise

            #200-9123 Mary Street               Telephone (604) 793-4700
            Chilliwack BC V2P 4H7               Telefax (604) 793-4747
            Canada                              www.kpmg.ca/enterprise

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

KPMG LLP

Chartered Accountants

Chilliwack, British Columbia

October 9, 2003

KPMG LLP, a Canadian limited liability partnership is the Canadian member of KPMG International, a Swiss nonoperating association

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

KPMG LLP

Chartered Accountants

Chilliwack, Canada

October 9, 2003

                           EVANCIC PERRAULT ROBERTSON
                          CERTIFIED GENERAL ACCOUNTANTS

AUDITORS' REPORT

To the Directors of Calais Resources Inc.

We have audited the consolidated statements of earnings, deficit and cash flows of Calais Resources Inc. for the year ended May 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of the Company's operations and its cash flows for the year ended May 31, 2001 in accordance with generally accepted accounting principles in Canada.

"signed"  Evancic Perrault Robertson

EVANCIC PERRAULT ROBERTSON
CERTIFIED GENERAL ACCOUNTANTS

Maple Ridge, BC
October 17, 2001, except as to Note 5 which is as of November 21, 2001

                22377 Dewdney Trunk Road, Maple Ridge, BC V2X 3J4
                   Telephone (604) 467-5561 Fax (604) 467-1219
                    E-Mail eprmr@epr.ca Website http://epr.ca

                  Offices Across Canada, Affiliations Worldwide

                           EVANCIC PERRAULT ROBERTSON
                          CERTIFIED GENERAL ACCOUNTANTS

COMMENTS BY AUDITOR FOR US READERS ON CANADA-US REPORTING CONFLICT

The preceding opinion is expressed in accordance with standards of reporting established and generally accepted in Canada. Had the report been prepared in accordance with United States reporting standards, our report on the financial statements would have contained the following explanatory paragraph after the opinion paragraph.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the nature of the business, the Company has suffered substantial losses from operations and has a deficit. Until it achieves a continuous profitable level of operations, the Company may be dependent upon management obtaining sufficient financing to allow the Company to meet its objectives. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

"signed"  Evancic Perrault Robertson

EVANCIC PERRAULT ROBERTSON
CERTIFIED GENERAL ACCOUNTANTS

Maple Ridge, BC
October 17, 2001, except as to Note 5 which is as of November 21, 2001



                22377 Dewdney Trunk Road, Maple Ridge, BC V2X 3J4
                   Telephone (604) 467-5561 Fax (604) 467-1219
                    E-Mail eprmr@epr.ca Website http://epr.ca

                  Offices Across Canada, Affiliations Worldwide

CALAIS RESOURCES INC.

Consolidated Balance Sheets
Expressed in Canadian Dollars
May 31, 2003 and 2002

                                                                                                                   2002
                                                                                                                   ----
                                                                                           2003                 (Restated -
                                                                                           ----                   Note 3)
Assets
Current assets:
      Restricted cash (Note 7)                                                         $          -            $      67,415
      Assets held for sale                                                                  283,301                  283,301
      Prepaid expenses and deposits                                                               -                    7,612
                                                                                       ------------            -------------
                                                                                            283,301                  358,328

Capital assets (Note 4)                                                                      94,846                  126,216

Mineral interests (Note 5)                                                               13,206,552               12,709,871
                                                                                       ------------            -------------

                                                                                       $ 13,584,699            $  13,194,415
                                                                                       ============            =============
Liabilities and Shareholders' Equity

Current liabilities:
      Bank overdraft                                                                   $      7,586            $       9,399
      Accounts payable and accrued liabilities                                              974,816                  659,154
      Note payable (Note 6)                                                                  95,795                        -
      Bank loan (Note 7)                                                                  1,642,200                1,832,616
      Advances from shareholders, without
      interest or fixed terms of
      repayment; unsecured                                                                  697,573                  546,138
                                                                                       ------------            -------------
                                                                                          3,417,970                3,047,307

Long-term debt (Note 8)                                                                   4,624,916                4,573,136

Shareholders' equity:
      Share capital (Note 9)                                                             23,457,480               22,897,780
      Deficit                                                                           (17,915,667)             (17,323,808)
                                                                                       ------------            -------------
                                                                                          5,541,813                5,573,972
                                                                                       ------------            -------------
Future operations (Note 1)
Contingency (Note 12)
Commitments (Note 15)
Subsequent events (Note 16)                                                            $ 13,584,699            $ 13,194,415
                                                                                       ============            =============

On behalf of the Board:

_______________________   Director

_______________________   Director

See accompanying notes to consolidated financial statements.

CALAIS RESOURCES INC.
Consolidated Statements of Operations and Deficit
Expressed in Canadian Dollars

Years ended May 31, 2003, 2002 and 2001

                                                                                           2002                    2001
                                                                                           ----                    ----
                                                                         2003           (Restated-             (Restated -
                                                                         ----             Note 3)                Note 3)
Revenues                                                            $          -       $          -            $           -
Expenses:
      Advertising                                                          3,846              1,947                    4,523
      Amortization                                                         5,433              7,043                   10,694
      Consulting fees                                                     44,789             91,500                   71,727
      Filing fees, licenses, permits                                       1,044              2,586                    2,924
      Foreign exchange loss (gain)                                      (249,440)             4,699                   75,207
      Gain on sale of capital assets                                           -             (7,142)                       -
      Insurance                                                              451              2,591                    1,303
      Interest and bank charges                                          624,073            318,553                   35,288
      Loss on abandonment of mineral interests                                 -                  -                 (312,749)
      Office and general                                                  18,314              8,889                   15,807
      Professional fees                                                   99,681            128,478                  133,999
      Rent                                                                13,503             19,800                        -
      Telephone                                                           12,750             13,997                   12,871
      Transfer agent fees                                                  3,939              2,521                    3,551
      Travel                                                               2,649              2,001                    7,211
      Utilities                                                           12,360             10,820                    2,456
      Wages and benefits                                                       -                  -                   58,639
                                                                    ------------       ------------            -------------
                                                                         593,392            608,283                  748,949
                                                                    ------------       ------------            -------------
Loss from operations                                                    (593,392)          (608,283)                (748,949)

Other income:
      Interest income                                                        600              3,092                    1,081
      Rental income                                                          933              2,978                        -
                                                                    ------------       ------------            -------------
                                                                           1,533              6,070                    1,081
                                                                    ------------       ------------            -------------

Loss for the year                                                       (591,859)          (602,213)                (747,868)

Deficit, beginning of year (Note 3)                                  (17,323,808)       (16,721,595)             (15,973,727)
                                                                    ------------       ------------            -------------

Deficit, end of year                                                $(17,915,667)      $(17,323,808)           $ (16,721,595)
                                                                    ============       ============            =============

Net loss per common share, basic
  and diluted                                                       $      (0.05)      $      (0.06)           $       (0.08)
                                            =                       ============       ============            =============

Weighted average common shares
   outstanding, basic and diluted                                     10,812,795         10,184,635                9,618,218
                                                                    ============       ============            =============

See accompanying notes to consolidated financial statements.

CALAIS RESOURCES INC.
Consolidated Statements of Cash Flows
Expressed in Canadian Dollars
Years ended May 31, 2003, 2002 and 2001

                                                                                           2002                     2001
                                                                                           ----                     ----
                                                                        2003           (Restated -              (Restated -
                                                                        ----             Note 3)                  Note 3)
Cash provided by (used in):
Operations:
      Loss for the year                                             $   (591,859)      $   (602,213)           $    (747,868)
      Items not involving cash:
          Accretion expense                                               51,780             51,204                        -
          Amortization                                                     5,433              7,043                   10,694
          Shares issued for services                                     143,234            141,300                   45,000
          Loss on abandonment of mineral interests                             -                  -                  312,749
          Warrants issued for services                                   205,645                  -                        -
          Gain on sale of capital assets                                       -             (7,142)                       -
          Loss on settlement of accounts payable and
           accrued liabilities with issuance of shares                     1,911                  -                        -
          Foreign exchange loss (gain)                                  (249,440)             4,699                        -
          Change in non-cash operating working capital:
          Restricted cash                                                 67,415            (67,415)                       -
          Advances receivable                                                  -                  -                   65,594
          Other receivables                                                    -                818                    5,218
          Prepaid expenses and deposits                                    7,612                  -                    7,343
          Accounts payable and accrued liabilities                       307,499           (190,411)                  80,293
          Note payable                                                    95,795                  -                        -
                                                                    ------------       ------------            -------------
                                                                          45,025           (662,117)                (220,977)
Financing:
      Bank loan                                                                -          1,832,616                        -
      Advances from (to) shareholders                                    129,184           (274,755)                 330,292
      Long term debt                                                           -           (623,575)                 278,662
      Issue of capital stock                                              90,021                  -                        -
                                                                    ------------       ------------            -------------
                                                                         219,205            934,286                  608,954
Investments:
      Mineral interests                                                 (262,030)          (289,106)                (373,383)
      Proceeds from disposal of capital assets                                 -              7,412                        -
      Net additions to capital assets                                       (387)              (506)                  (1,416)
                                                                    ------------       ------------            -------------
                                                                        (262,417)          (282,200)                (374,799)
                                                                    ------------       ------------            -------------

Increase (decrease) in cash                                                1,813            (10,031)                  13,178

Cash (bank overdraft), beginning of year                                  (9,399)               632                  (12,546)
                                                                    ------------       ------------            -------------

Cash (bank overdraft), end of year                                  $     (7,586)      $     (9,399)           $        (632)
                                                                    ============       ============            =============

Supplementary cash flow information:
     Interest paid                                                  $    107,790       $    195,877            $      35,288
                                                                    ============       ============            =============
     Income taxes paid                                                         -                  -                        -
                                                                    ============       ============            =============
     Interest received                                                       600              3,092                    1,081
                                                                    ============       ============            ======-======
     Non cash transactions:

          Shares issued to settle accounts payable and
            accrued liabilities                                     $     38,800       $          -            $           -
                                                                    ============       ============            =============
          Shares issued for mineral interest exploration                  82,000             30,000                   15,000
                                                                    ============       ============            =============
          Amortization capitalized to mineral interests                   26,324             36,645                   57,346
                                                                    ============       ============            =============
          Accrued costs capitalized to mineral interests                 126,327             28,418                        -
                                                                    ============       ============            =============

          Shares issued for repayment of shareholder advances                  -             75,000                        -
                                                                    ============       ============            =============
          Advances receivable allocated to mineral interests                   -            122,806                        -
                                                                    ============       ============            =============

See accompanying notes to consolidated financial statements.

CALAIS RESOURCES INC.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars

Years ended May 31, 2003, 2002 and 2001


1.    GENERAL AND FUTURE OPERATIONS:

      Calais Resources Inc. (the "Company") was incorporated under the laws of the Province of British Columbia on December 30, 1986. The Company is currently in the process of exploring and developing various mineral interests to determine whether these interests contain ore reserves that are economically recoverable. The recoverability of the amounts shown for the mineral interests and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their exploration and upon future profitable production.

      These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is doubt about the appropriateness of the use of the going concern assumption because the Company experienced losses in 2003, 2002 and 2001 and has experienced negative cash flow from operations over a number of years. In addition, the Company was in default on its US $1,200,000 bank loan as of May 31, 2003. (See Notes 7 and 16)

      Subsequent to the year end, the Company acquired US $4,500,000 in financing to repay the bank loan, trade creditors and provide operating funds (as described in Note 16). The Company is actively pursuing various additional options with potential lenders and investors which, if accepted, will in management's view, enable the Company to achieve its business plans. No agreements with potential lenders or investors have been reached yet and there can be no assurance that such agreements will be reached.

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

2.    SIGNIFICANT ACCOUNTING POLICIES:

(a)   Basis of consolidation:

      These financial statements include the accounts of the Company and its wholly-owned subsidiaries, Calais International Inc., Calais Resources Nevada Inc., and Calais Resources Colorado Inc. All material inter-company transactions and balances have been eliminated.

(b)   Use of estimates:

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

(c)   Cash equivalents:

      Cash equivalents consist of short-term deposits with terms to maturity of ninety days or less when acquired.

(d)   Financial instruments:

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

(e)   Assets held for sale:

      Assets held for sale consist of used mining equipment held for sale. Assets held for sale are recorded at the lower of cost or net realizable value.

(f)   Mineral interests:

      The Company is engaged in the acquisition and exploration of mineral interests. All acquisition, exploration and related direct overhead expenditures are deferred and will be depleted over the estimated life of the interest. The estimated life of an interest depends on whether the interest contains economically recoverable reserves that can be brought into production. The costs relating to an interest abandoned are written off when the decision to abandon is made.

      The total amount recorded for mineral interests and deferred exploration expenditures represents costs incurred to date and does not reflect present or future values.

      Proceeds from disposition of mineral interests are normally credited to the capitalized costs with no gain or loss being recognized unless the sale is significant to the capitalized costs. For such significant dispositions, a gain or loss would be recognized.

      In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline No. 11 entitled Enterprises in the Development Stage - (AcG 11). The guideline addresses three distinct issues: (i) capitalization of costs/expenditures, (ii) impairment and (iii) disclosure. Prior to its issuance, development stage entities were exempt from following certain aspects of Canadian GAAP. AcG 11 requires that all companies account for transactions based on the underlying characteristics of the transaction rather than the maturity of the enterprise. In addition, AcG 11 requires specific disclosure of information by development stage companies.

      In March 2002, the Emerging Issues Committee of the CICA issued EIC-126 - "Accounting by Mining Enterprises for Exploration Costs" which interprets how AcG 11 affects mining companies with respect to the deferral of exploration costs. EIC-126 refers to CICA Handbook Section 3061 "Property, Plant and Equipment", paragraph .21, which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC-126 also sets forth the Committee's consensus that a mining enterprise in the development stage is not required to consider the conditions in AcG 11 regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, EIC-126 sets forth the Committee's consensus that that a mining enterprise in the development stage that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG-11 and CICA Handbook Section 3061 in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required.

      The Company considers that exploration costs have the characteristics of property, plant and equipment, and, accordingly, defers such costs. Furthermore, pursuant to EIC-126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11 exist.

      AcG 11 also provides guidance on measuring impairment of when pre-operating costs have been deferred. While this guidance is applicable, the Company does not believe its application will result in impairment."

      For Canadian GAAP purposes, the Company capitalizes exploration costs incurred as property, plant and equipment (tangible assets) pursuant to CICA 3061,EIC-126 and related guidance. Due to certain inconsistencies in the CICA Handbook, there are opposing views that exploration costs should be considered to be intangible assets. As intangible assets, they would be amortized over the term of the interest. In the United States, in Abstract 04-2 the Emerging Issues Tax Force reached a consensus that such interests are tangible assets. The Emerging Issues Committee in Canada is currently reviewing the application of EITF 04-2 to Canadian GAAP.

(g)   Capital assets and amortization:

      Capital assets are recorded at cost and are amortized over the estimated useful life on the declining balance method at rates of 20% to 30% per annum. Amortization related to exploration and mining equipment is capitalized as a mineral interest cost.

(h)   Foreign currency:

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

(i)   Income taxes:

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

(j)   Net loss per share:

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

(k)   Stock-based compensation:

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

3.    PRIOR PERIOD ADJUSTMENTS:

      During the year ended May 31, 2003, it was determined that the following had not been recorded in previously issued financial statements:

      (a) A fair value conversion option related to the convertible debentures as described in Note 8.

      (b) Payable to a director for services related to the companys' mineral interests.

      (c)   Costs related to a previously abandoned mineral interest.

      Accordingly, the prior year's figures have been retroactively restated.

      The impact on previously reported amounts is as follows:

                                                                  2002                                        2002
                                                               previously                                      as
                                                                reported           Adjustment               restated
                                                                --------           ----------               --------
Mineral interests                                             $ 12,681,453       $     28,418            $  12,709,871
                                                              ============       ============            =============
Accounts payable and accrued liabilities                           595,238             63,916                  659,154
                                                              ============       ============            =============
Long-term debt                                                   5,097,105           (523,969)               4,573,136
                                                              ============       ============            =============
Share capital                                                   22,322,607            575,173               22,897,780
                                                              ============       ============            =============
Deficit, end of year                                           (17,237,106)           (86,702)             (17,323,808)
                                                              ============       ============            =============
Interest and bank charges                                          267,349             51,204                  318,553
                                                              ============       ============            =============
Loss for year                                                      551,009             51,204                  602,213
                                                              ============       ============            =============
Net loss per common share, basic and diluted                         (0.05)                                      (0.06)
                                                              ============                               =============

                                                                  2001                                        2001
                                                               previously                                      as
                                                                reported           Adjustment               restated
                                                                --------           ----------               --------
Accounts payable and accrued liabilities                      $    780,994       $     35,498            $     816,492
                                                              ============       ============            =============
Long-term debt                                                   5,720,680           (575,173)               5,145,507
                                                              ============       ============            =============
Share capital                                                   22,076,307            575,173               22,651,480
                                                              ============       ============            =============
Deficit, end of year                                           (16,686,097)           (35,498)             (16,721,595)
                                                              ============       ============            =============

4.    CAPITAL ASSETS:

                                                                                        2003                    2002
                                                                                        ----                    ----
Cost:
     Land                                                                          $      8,215            $       8,215
     Furniture                                                                           10,947                   10,947
     Computer equipment                                                                  37,494                   37,494
     Automotive equipment                                                                57,331                   57,331
     Exploration/mining equipment                                                       498,988                  498,988
     Software                                                                             6,647                    6,260
                                                                                   ------------            -------------
                                                                                        619,622                  619,235

  Accumulated depreciation:
     Furniture                                                                            7,783                    7,065
     Computer equipment                                                                  32,378                   30,502
     Automotive equipment                                                                50,172                   47,506
     Exploration/mining equipment                                                       428,149                  401,825
     Software                                                                             6,294                    6,121
                                                                                   ------------            -------------
                                                                                        524,776                  493,019
                                                                                   ------------            -------------

  Net book value                                                                   $     94,846            $     126,216
                                                                                   ============            =============


      Amortization of $26,324 (2002 - $36,645) related to exploration equipment was capitalized to mineral interests during the year.

5.    MINERAL INTERESTS:

                                                                                                             2002
                                                                                      2003                   ----
                                                                                      ----                 (Note 3)
Nevada U.S.A.                                                                    $  3,449,004            $   3,297,789
Colorado, U.S.A.                                                                    9,466,230                9,268,024
Panama, Central America                                                               291,318                  144,058
                                                                                 ------------            -------------

                                                                                 $ 13,206,552            $  12,709,871
                                                                                 ============            =============

      Title to mining interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristics of many mining interests. The Company has investigated title to all of its mineral interests and, to the best of its knowledge, title to all of its interests are in good standing as described below. All of the interests in which the Company owns or has committed to earn an interest are located outside Canada. The Company is therefore relying on title opinions by legal counsel who are basing such opinions on the laws of the respective country.

(a)   Nevada, U.S.A.:

      In December 1994, the Company paid US$1,176,000 to a then director for a 51% interest in various properties in Nevada known as the Manhattan project. The Company also agreed to acknowledge the 5% net smelter return royalty on certain claims in that project to the previous director. It appears that the director owned no interest in these properties at that time, although he believes that he had and still has rights to acquire interests in those properties. We are attempting to determine title to these properties. In October 2003 we received some title information relating to these properties which consist of 28 patented mining claims and 47 unpatened mining claims. Certain of these claims overlie other claims. Based on the preliminary research done to date, the claims appear to be owned of record by one or more of the following (collectively, the "Manhattan Parties"):

      - Argus Resources, Inc. (a Nevada corporation affiliated with Marlowe Harvey who advises the Company that he and his spouse indirectly own approximately 26% of the outstanding Argus Resources stock),

      - Nevada Manhattan Mines, Inc. (a publicly-held Nevada corporation which appears not to have filed any reports with the Securities and Exchange Commission since April 10, 2000),

      -     White Cap Mines, Inc. (a Nevada corporation owned by Marlowe
            Harvey), and

      - an individual named Anthony Selig of Las Vegas, Nevada and various entities owned by Mr. Selig. Based on a preliminary review of the documents, it appears that Calais has at best a right to acquire the properties.

      The Company entered into an agreement and settlement dated September 7, 2000 with Nevada Manhattan Mining Incorporated ("NMMI") to settle and purchase its interest in the property (the "NMMI Settlement") in which the Company agreed to make four annual payments of US$75,000. During the term of the agreement the Company has agreed to pay NMMI a 2% net smelter return royalty. The Company can purchase the entire NMMI interest and royalty for US$7.5 million, payable over 30 years. The total amount payable would be reduced by any production royalties paid.

(b)   Colorado, U.S.A.:

      Included in the Colorado interests is a 100% working interest in the Consolidated Caribou-Cross-Comstock-Panadora district mine area which the Company acquired in 1997 for US $4,000,000 in stock, cash and final property payments. After acquisition of 100% working interest the seller retains a 2% net smelter royalty interest in the property. The Company has the right to buy back half of the net smelter royalty (1%) for US $750,000. The seller has not sold any of the issued shares for this acquisition through May 31, 2003. During 2000, the Company acquired 100% ownership of 10 patented claims that are continuations of the historic Boulder County and Cardinal vein systems. The Colorado interests contain a well-documented mineral resource of 424,500 ounces of gold and 11,725,000 ounces of silver.

(c)   Panama, Central Zmerica:

      The Company owns hard rock mining concessions to 61,000 acres (24,686 hectares) in the eastern Veraguas District of Panama in Central America in 2001. The acquisition was made through a five-year agreement with Panama Mining of Golden Cycle Incorporated, the seller. The Company issued 100,000 shares of stock to the seller. The Company is obligated to pay the seller a 2% net smelter return on any hard rock mineral production. The Company can purchase the concessions from the seller at any time up to August 31, 2004 for US $2,500,000 (the "early purchase"). Upon completion of the early purchase the 2% net smelter return is reduced to 0.5%. The Company is obligated to pay the annual taxes and holding fees.

      The Company is also obligated to pay the seller a 6% gross royalty ("GSR") on all placer gold mining production to a maximum GSR fee of US $5,000,000. Upon the total payment under the GSR reaching US $5,000,000, the GSR percentage is reduced to 1% for the balance of the life of placer production.

      The Company acquired additional hard rock mining concessions of 13,590 acres (5,500 hectares) in the above-mentioned location in 2003. The acquisition was made through a new ten-year agreement with the seller, which replaces or amends the above-mentioned five-year agreement. Under this new agreement, the Company issued an additional 100,000 shares of stock, paid US $10,000 in cash and assumed US $15,750 of payables from the seller. The Company is also required to spend US $500,000 on exploration by February 28, 2004, under the terms of this new agreement.

6.    NOTE PAYABLE:

      Note payable, to a director for US $70,000 (2002 - $nil) plus interest at 12% per annum due May 22, 2003; secured by assets held for sale, convertible to 116,667 shares at US $0.60 per share. As consideration for note, the director was also provided with 82,500 stock options with an exercise price of $1.26.

      Subsequent to May 31, 2003, the note was repaid in full.

7.    BANK LOAN:

      Loan payable with interest only payments at 10.5% per annum. Principal of US $1,200,000 due in full on December 16, 2002; secured by deed of trust over mineral interests. At May 31, 2003 the Company was in default with respect to this loan and, as a result, the interest rate on the loan was increased to 24% per annum.

      Subsequent to May 31, 2003, the Company reached an agreement with the bank, and paid all arrears interest and a US $120,000 principal repayment. As a result of this agreement the due date of the loan was extended to December 16, 2003 and the interest rate reduced to 10.5% from 24%.

      During August 2003, the balance outstanding on the loan of US $1,080,000 plus accrued interest was repaid in full (see Note 16).

      Cash of $nil (2002 - $67,415) is held in an escrow account for monthly interest payments.

8.    LONG-TERM DEBT:

                                                                                                              2002
                                                                                     2003                     ----
                                                                                     ----                   (Note 3)
Debentures payable, without interest, due May 2011, convertible to common shares at an conversion price of $1.23 per share at holders
  discretion; unsecured                                                          $  5,097,105            $   5,097,105

Less:  Cumulative accretion remaining                                                (472,189)                (523,969)
                                                                                 ------------            -------------
                                                                                 $  4,624,916            $   4,573,136
                                                                                 ============            =============

      Accretion expense to the face value of the debt of $51,780 (2002 - $51,204; 2001 - $nil) has been included in interest and bank charges for the year.

      All debentures are held by companies or persons related to a shareholder and director. It is not practicable to determine the fair value of the debentures and advances from shareholders due to their related party nature and the absence of a secondary market for such instruments.

9.    SHARE CAPITAL:

      (a)   Authorized: 100,000,000 Common shares without par value

      (b)   Issued and outstanding shares:

                                                                                 Number                     2002
                                                                                of shares                  Amount
                                                                                ---------                  ------
Balance, May 31, 2000                                                            9,655,718              $22,015,767
Issued for services                                                                100,000                   45,000
Issued under exercise of stock
  options                                                                          100,000                   15,000
Fair value conversion option on
  convertible debentures                                                                 -                  575,713
                                                                              ------------            -------------

Balance, May 31, 2001                                                            9,855,718               22,651,480

Issued to settle debt                                                              250,000                   75,000
Issued for services                                                                471,000                  141,300
Issued for acquisition of
  mineral interests                                                                100,000                   30,000
                                                                              ------------            -------------

Balance, May 31, 2002                                                           10,676,718               22,897,780

Issued to settle debt                                                               67,500                   38,800
Issued for cash                                                                     62,500                   78,771
Issued on exercise of options                                                       25,000                   11,250

         Issued for services                                                                261,667                  143,234
         Issued for acquisition of
           mineral interests                                                                100,000                   82,000
         Warrants issued for services                                                             -                  205,645
                                                                                       ------------            -------------

         Balance, May 31, 2003                                                           11,193,385            $  23,457,480
                                                                                       ============            =============

      Included in issued and outstanding capital stock are 150,000 contingently cancelable shares that are held in escrow and may not be traded without regulatory approval.

(c)   Stock options:

                                                                                                           Weighted average
                                                                                                            exercise price
         Date                                                                               Number             per share
         ----                                                                               ------         ---------------
         Issued and outstanding, May 31, 2000                                               824,250            $        0.45 (i)
         Issued in the year                                                                 155,000                     0.45
         Expired in the year                                                                (14,000)                   (0.45)
                                                                                       ------------            -------------

         Issued and outstanding, May 31, 2001                                               965,250                     0.45
         Issued in the year                                                                  60,000                     0.77
                                                                                       ------------            -------------

         Issued and outstanding, May 31, 2002                                             1,025,250                     0.47
         Issued in the year                                                                  82,500                     1.26
         Issued in the year                                                                  15,000                     0.45
         Exercised in the year                                                              (25,000)                   (0.45)
         Expired in the year                                                               (116,250)                   (0.45)
                                                                                       ------------            -------------

         Balance, May 31, 2003                                                              981,500            $        0.54
                                                                                       ============            =============

      Options outstanding at May 31, 2003 are as follows:

                                                           Exercise price                                  Weighted average
                                                      Number        per share           Expiry date          remaining life
                                                      ------        ---------           -----------          --------------
         Other                                        60,000              $0.77           June 2003              0.1 years
         Director and employee options               684,000              $0.45        October 2003         0.4 years (ii)
         Director options                             82,500              $1.26       November 2004              1.5 years
         Director and employee options               155,000              $0.45         August 2005        2.3 years (iii)
                                                     -------                                               ---------------
                                                     981,500                                                     0.8 years
                                                     -------                                               ---------------

All outstanding options are exercisable when issued.

(i) During 2001, these option were repriced from $1.34 to $0.45.

(ii) 185,000 of these options were exercised subsequent to year-end.

(iii)5,000 of these options were exercised subsequent to year-end.

(d)   Warrants:

                                                                                                           Weighted average
                                                                                                            exercise price
                                                                                             Number           per share
                                                                                             ------        ----------------
      Issued and outstanding, May 31, 2001 and May 31, 2002                                       -        $               -
      Issued in the year for services                                                       548,803                 US $0.81
                                                                                       ------------            -------------

      Balance, May 31, 2003                                                                 548,803                 US $0.81
                                                                                       ============            =============

      Warrants outstanding at May 31, 2003 are as follows:

                                                                    Exercise                                     Weighted
                                                                    price per             Expiry                  average
                                                      Number         warrant               date               remaining life
                                                      ------         -------               ----               ----------------
                                                      62,500        US $0.80          September 2003             0.3 years (i)
                                                     486,303        US $0.81            October 2004             1.4 years
                                                     -------        --------                                      ---------
                                                     548,803        US $0.81                                      1.3 years
                                                     =======        ========                                      =========

      (i) These warrants were exercised subsequent to year-end.

10.   INCOME TAXES:

      The Company has income tax loss carryforwards of approximately $2,828,000 which are available to reduce future taxable income. The benefits of the losses have not been recognized in the financial statements. The losses will expire as follows:

                                                                       Canada                  U.S.                   Total
                                                                       ------                  ----                   -----
      2004                                                          $    547,000       $          -            $     547,000
      2005                                                                13,000                  -                   13,000
      2006                                                               105,000                  -                  105,000
      2007                                                               222,000                  -                  222,000
      2008                                                               150,000                  -                  150,000
      2009                                                               259,000                  -                  259,000
      2010                                                               210,000                  -                  210,000
      2018                                                                     -            444,000                  444,000
      2019                                                                     -            160,000                  160,000
      2020                                                                     -             76,000                   76,000
      2021                                                                     -            356,000                  356,000
      2022                                                                     -            259,000                  259,000
      2023                                                                     -             27,000                   27,000
                                                                    ------------       ------------            -------------
                                                                    $  1,506,000       $  1,322,000            $   2,828,000
                                                                    ============       ============            =============

      Significant components of the Company's future tax assets are shown below. A valuation allowance has been recognized to fully offset the net future tax assets as realization of such net assets is uncertain.

                                                                                             2003                   2002
                                                                                             ----                   ----
    Future tax assets:

         Operating loss carryforwards                                                  $  1,120,000            $   1,186,000
         Capital assets                                                                           -                   27,000
                                                                                       ------------            -------------
                                                                                          1,120,000                1,213,000
      Valuation allowance for future tax assets                                          (1,109,000)              (1,213,000)
                                                                                       ------------            -------------
                                                                                             11,000                        -
      Future tax liabilities:
         Capital assets                                                                     (11,000)                       -
                                                                                       ------------            -------------
      Net future tax assets                                                            $          -            $           -
                                                                                       ============            =============

11.   RELATED PARTY TRANSACTIONS:

      During the year, the Company paid, through the issuance of common stock, $21,400 (2002 - $82,500; 2001 - $43,119) to a director for various services provided to the Company throughout the year. The Company also paid a director $12,000 (2002 - $19,800; 2001 - $nil) for office rent.

      These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

      Subsequent to year-end, a director obtained a personal mortgage (the "interim mortgage" - see Note 16(a)) in the amount of $587,680 in order to meet certain obligations of the Company. The interim mortgage was subsequently repaid by the Company (see Note 16(b)).

12.   CONTINGENCY:

      The Company is negotiating with a shareholder and former director of the Company for claims of past wages, salary remuneration and expenses in the approximate amount of US $544,700 ($745,400 Cdn). Included in advances from shareholders is $343,400 Cdn previously provided for this claim. The claim is under negotiation, the outcome of which is undeterminable. Accordingly, no additional provision has been recorded. Additional amounts, if any, will be recorded in the period the claim is settled.

13.   SEGMENTED INFORMATION:

      The Company operates principally in the mining industry segment.

      The Company's operations are in the following geographical locations:

                                                                   2003               2002                    2001
                                                                   ----               ----                    ----
Net loss for the year:
    Canada                                                    $    468,604       $    312,347            $     487,017
    United States                                                  123,255            289,866                  260,851
                                                              ------------       ------------            -------------
                                                              $    591,859       $    602,213            $     747,868
                                                              ============       ============            =============
Identifiable assets at end of year:
    Canada                                                    $    290,092       $    291,949            $     295,978
    United States                                               13,294,607         12,902,466               12,491,799
                                                              ------------       ------------            -------------
                                                              $ 13,584,699       $ 13,194,415            $  12,787,777
                                                              ============       ============            =============

14.   FINANCIAL INSTRUMENTS:

      The Company holds various forms of financial instruments. The nature of these instruments and the Company's operations expose the Company to foreign currency risk, interest rate risk and industry credit risk.

      (a)   Foreign currency risk:

            A significant portion of the Company's operations are located in the United States and the Company manages its exposure to foreign currency fluctuations by maintaining U.S. currency bank accounts and denominates its commitments and contracts in U.S. dollar equivalents.

      (b)   Credit risk:

            The Company's receivables are mainly for cost recoveries from related parties. The Company has no significant credit risk as it has the ability to net amounts receivable against accounts payable for services rendered by these parties.

15.   COMMITMENTS:

      (a) The Company is committed under option and lease agreements to expend on exploration expenditures and property option payments amounts as disclosed in Notes 5 (a), (b), and (c) in the form of cash and/or stock as detailed therein.

      (b) On October 23, 2002, the Company entered into a one year advisory services agreement with a financial consulting firm. Under the terms of this agreement, the Company issued 150,000 shares that were restricted from trading for one year and provided a warrant for 486,303 shares at an exercise price of US $0.81.

            A director of the Company also transferred 91,667 free-trading, non-encumbered shares to be held as collateral against 12 monthly payments of US $5,000 in consulting fees for a total of US $60,000. The Company replaced the directors free-trading shares with a new allotment of 91,667 shares that are restricted from trading for a one year period.

16.   SUBSEQUENT EVENTS:

      (a) In June 2003, a director obtained a personal mortgage for US $587,680 to pay various liabilities on behalf of the Company. Prepaid interest and fees of US $87,680 were withheld, providing net cash funding of US $500,000 to the Company (the "interim mortgage").

            The interim mortgage was used in part to rectify the default under the Company's bank loan (Note 7). The (a) interim mortgage was repaid in full with the proceeds of the financing described in Note 16(b).

      (b) In August 2003, the Company obtained US $4,500,000 in financing by way of a first mortgage on the Colorado, USA mineral properties. The total amount includes two years prepaid interest at a rate of 12.9% per annum or approximately US $1,000,000 providing net cash funding to the Company of approximately $3,500,000.

            The net cash proceeds of US $3,500,000 were used as follows:

Repayment of remaining bank loan (Note 7)                    $US  1,080,000
Repayment of interim mortgage (Note 16(a))                          588,000
Repayment of trade payables                                         700,000
Working capital                                                   1,037,000
Financing costs                                                      95,000
                                                             --------------
                                                             $US  3,500,000
                                                             ==============

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

17.   COMPARATIVE FIGURES:

      Certain balances in the preceding period have been reclassified or restated (Note 3) to conform with the current year's financial statement presentation.

18.   RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING
      PRINCIPLES:

      Generally accepted accounting principles ("GAAP") and practices in the United States of America ("U.S. GAAP") differ in certain respects from Canadian GAAP. Differences which may materially affect these consolidated financial statements are:

      (a)   Mineral interest exploration expenditures:

      Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets" in the U.S. requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is measured, equal to the excess of the carrying amount over the fair value of the assets. A common interpretation of SFAS 144 is that it requires mineral interest exploration costs to be expensed as incurred until commercially minable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination.

      Accordingly, for all periods presented, the Company has expensed exploration costs incurred for U.S. GAAP purposes. Once proved and probable reserves are established, capitalization of related costs would commence. This is significantly different from the accounting policy under Canadian GAAP, as detailed in the mineral interests significant accounting policy note.

      Under U.S. GAAP, additional exploration costs for mineral interests that would be written off are as follows:

                                                                                    2002                2001
                                                                 2003               ----                ----
                                                                 ----             (Note 3)            (Note 3)
Mineral exploration costs                                      $496,681           $506,975            $445,729
                                                               ========           ========            ========

(b)   Stock-based compensation:

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

      Compensation expense (recovery) recognized for employee fixed and variable awards for the year ended May 31, 2003 would be $(44,164) (2002 - $125,917; 2001 - $183,079) under US GAAP.

(c) The Company has 150,000 common shares held in escrow. The release of the shares is contingent on certain performance conditions. Compensation under U.S. GAAP, if any, is recognized when the contingency is resolved and the shares are released from escrow based upon value of the shares as they become releasable. As at May 31, 2003, no shares are releasable from escrow. No similar compensation expense would be recognized under Canadian GAAP. These shares are excluded from earnings per share calculations for both Canadian and U.S. GAAP.

(d)   Fair value conversion option:

      Under Canadian GAAP a fair value conversion option is recorded for all convertible debentures. Under U.S. GAAP, a beneficial conversion option is only recorded if the option is in the money at the date of the transaction.

(e) Under Canadian GAAP, future tax assets and liabilities are recorded at substantially enacted tax rates. Under U.S. GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. Recording Canadian deferred tax assets and liabilities at enacted tax rates would not change recorded net assets or shareholders' equity under U.S. GAAP.

(f) The following table presents the consolidated balance sheet, statement of operations and deficit, and cash flows under U.S. GAAP:

      Balance Sheet

                                                              2003             2002
                                                           ------------    ------------
                                                                             (Note 3)
Total assets under Canadian GAAP                           $ 13,584,699    $ 13,194,415
Adjustments to mineral interest exploration
  expenditures  (a)                                         (13,206,552)    (12,709,871)
                                                           ------------    ------------

Total assets under U.S. GAAP                               $    378,147    $    484,544
                                                           ============    ============
Total liabilities under Canadian GAAP                      $  8,042,886    $  7,620,443
Fair value conversion option (d)                                472,189         523,969
                                                           ------------    ------------
Total liabilities under U.S. GAAP                             8,515,075       8,144,412

Share capital, Canadian GAAP                                 23,457,480      22,897,780
Stock-based compensation  (b)                                   264,832         308,996
Fair value conversion option (d)                               (575,173)       (575,173)
                                                           ------------    ------------
Share capital, U.S. GAAP                                     23,147,139      22,631,603
Accumulated deficit, U.S. GAAP                              (31,284,067)    (30,291,471)
                                                           ------------    ------------
Shareholders' deficiency, U.S. GAAP                          (8,136,928)     (7,659,868)
                                                           ------------    ------------
Shareholders' deficiency and liabilities under U.S. GAAP   $    378,147    $    484,544
                                                           ============    ============

Statement of Operations and Deficit

                                       Cumulative         Year           Year            Year
                                          from           ended          ended            ended
                                      Inception to       May 31,       May 31,          May 31,
                                      May 31, 2003        2003          2002              2001
                                      ------------    ------------    ------------    ------------
                                                                        (Note 3)        (Note 3)
Net loss under Canadian GAAP          $(17,915,667)   $   (591,859)   $   (602,213)   $   (747,868)

Adjustments:
   Mineral interest exploration
     expenditures                      (13,206,552)       (496,681)       (506,975)       (445,729)
   Loss on mineral interest
     exploration previously
     recorded for U.S. GAAP                      -               -               -         312,749
   Stock-based compensation               (264,832)         44,164        (125,917)       (183,079)
Fair value conversion option               102,984          51,780          51,204
                                      ------------    ------------    ------------    ------------
Net loss, being comprehensive loss,
  under U.S. GAAP                      (31,284,067)       (992,596)     (1,183,901)     (1,063,927)

Accumulated opening deficit under
  U.S. GAAP                                      -     (30,291,471)    (28,677,570)    (27,613,643)
                                      ------------    ------------    ------------    ------------
Ending deficit, U.S. GAAP             $(31,284,067)   $(31,284,067)   $(29,861,471)   $(28,677,570)
                                      ============    ============    ============    ============
Net loss per share, basic and
  diluted, U.S. GAAP                                  $      (0.09)   $      (0.12)   $      (0.11)
                                                      ============    ============    ============

(g)   Statement of cash flows:

      For Canadian GAAP, cash flows relating to mineral interest exploration expenditures are reported as investing activities. For U.S. GAAP purposes, these costs would be characterized as operating activities. Under U.S. GAAP financing activities would include financing through the Company's bank overdraft. Accordingly, the effect of these differences on the statements of cash flows are summarized as follows:

                                                               2003         2002         2001
                                                             ---------    ---------    ---------
                                                                          (Note 3)      (Note 3)
Cash provided by (used in) operations under Canadian GAAP    $  45,025    $(662,117)   $(220,977)
Adjustment for mineral exploration costs                      (262,030)    (289,106)    (373,383)
                                                             ---------    ---------    ---------
Cash used in operations under U.S. GAAP                       (217,005)    (951,223)    (594,360)

Cash provided by (used in) investments under Canadian GAAP    (262,417)    (282,200)    (374,799)
Adjustment for mineral exploration costs                       262,030      289,106      373,383
                                                             ---------    ---------    ---------
Cash provided by (used in) investments under U.S. GAAP            (387)       6,906       (1,416)

Financing activities under Canadian GAAP                       219,205      934,286      608,954
Increase (decrease) in bank overdraft                           (1,813)       9,399      (12,546)
                                                             ---------    ---------    ---------
Financing activities under U.S. GAAP                           217,392      943,685      596,408
                                                             ---------    ---------    ---------
Increase (decrease) in cash under Canadian GAAP                  1,831      (10,031)      13,178

Additional bank overdraft financing (repayment)                 (1,831)       9,399      (12,546)
                                                             ---------    ---------    ---------
Increase (decrease) in cash under U.S. GAAP                          -         (632)         632
Cash, beginning of year, U.S. GAAP                                   -          632            -
                                                             ---------    ---------    ---------
Cash, end of year, U.S. GAAP                                  $      -            -    $     632
                                                             =========    =========    =========

(h)   Development stage enterprise:

      The Company meets the definition of a Development stage enterprises under FAS No. 7. The following additional disclosures would be required under U.S. GAAP.

      Consolidated statements of operations and deficit (U.S. GAAP)

                                                               Cumulative
                                                             from inception
                                                             Dec 30, 1986 to
                                                              May 31, 2003
                                                             ---------------
Operating, exploration and administrative expenses            $(22,809,852)
Loss on disposition of subsidiary                              (12,537,072)
Other income                                                     4,062,857
                                                              ------------

Net loss for the period since inception to May 31, 2003       $(31,284,067)
                                                              ============

      Consolidated statements of cash flows:

                                                Cumulative
                                              from inception
                                              Dec 30, 1986 to
                                               May 31, 2003
                                               ------------
Operating activities                           $(10,185,965)
Financing activities                             15,913,132
Investing activities                             (5,727,167)
                                               ------------
Net cash inflows from inception to May 3$                 -
                                               ============

      Additional shareholders' equity disclosures required under FAS No. 7 would include:

                                                                        Deficit
                                              Common shares           accumulated
                                           Number       Amount      since inception
                                        -----------   -----------   ---------------
Balance at inception                              -      $      -
    Issued for cash:
         December 1986                            1             1
         January 1987                        80,000       100,000
         April 1987                         150,000         7,500
Net loss for the year under U.S. GAAP             -             -     $  (108,647)
                                        -----------   -----------     -----------

Balance, May 31, 1987                       230,001       107,501        (108,647)
    Issued for cash:
         September 1987                      11,600        14,500
         March 1988                         100,000       150,000
Net loss for the year under U.S. GAAP             -             -         (42,412)
                                        -----------   -----------     -----------

Balance, May 31, 1988                       341,601       272,001        (151,059)
    Issued for cash:
         August 1988                         31,000        54,250
    Issued upon exercise of warrants:
         August 1988                         20,000        40,000
         March 1989                           5,000        10,000
Net loss for the year under U.S. GAAP             -             -        (185,968)
                                        -----------   -----------     -----------

Balance, May 31, 1989                       397,601       376,251        (337,027)
    Issued for cash:
         July 1989                           40,000       136,000
    Issued upon exercise of options:
         August 1989                         20,000        75,000
Net loss for the year under U.S. GAAP             -             -         (54,515)
                                        -----------   -----------     -----------

Balance, May 31, 1990                       457,601       587,251         391,542
    Acquisition of Cineonix Limited:
         July 1989                        1,000,000       750,000
    Issued for finder's fee                  30,000        90,000
Net loss for the year under U.S. GAAP             -             -      (1,179,904)
                                        -----------   -----------     -----------

Balance, May 31, 1991                     1,487,601     1,427,251      (1,571,446)
    Issued for mineral interests:
         April 1992                          50,000        20,000
Net loss for the year under U.S. GAAP             -             -         (71,702)
                                        -----------   -----------     -----------

Balance, May 31, 1992                     1,537,601     1,447,251      (1,643,148)
    Issued for cash:
         July 1992                        1,000,000       150,000
         March 1993                         600,000       132,000

    Issued for debt settlement:
         August 1992                             115,468         23,094
    Issued for finder's fee                       30,000         26,100
Net loss for the year under U.S. GAAP                  -              -       (118,136)
                                               ---------    -----------    -----------

Balance, May 31, 1993                          3,283,069    $ 1,778,445    $(1,761,284)
    Issued for mineral interests Oct. 1993        50,000         30,500
    Issued for exercise of warrants:
         June 1993                             1,000,000        150,000
         September 1993                          145,000         31,900
    Issued for cash:
         January 1994                            170,000        102,000
Net loss for the year under U.S. GAAP                  -              -       (329,175)
                                               ---------    -----------    -----------

Balance, May 31, 1994                          4,648,069      2,092,845     (2,090,459)
    Issued for cash:
         November 1994                           200,000        150,000
    Issued for exercise of warrants:
         October 1994                            205,000         55,000
         December 1994                            40,000         10,400
         January 1995                            215,000         55,900
         May 1995                                  3,000          2,250
    Cancellation of shares                      (905,209)            (1)
Net loss for the year under U.S. GAAP                  -              -       (661,833)
                                               ---------    -----------    -----------

Balance, May 31, 1995                          4,405,860      2,366,394     (2,752,292)
    Issued for cash:
         June 1995                               700,000        700,000
         December 1995                           209,200        796,142
         April 1996                              285,750      1,091,565
         May 1996                                359,300      1,372,526
    Issued for mineral interests:
         June 1995                               100,000        300,000
    Issued upon exercise of warrants:
         June 1995                                81,500         61,125
         August 1995                             141,500         97,635
         September 1995                            8,000          6,800
         October 1995                             73,500         66,215
         November 1995                           300,000        300,000
         April 1996                               43,500         36,975
         May 1996                                 36,500         31,025
    Issued for finder's fee:
         May 1996                                  4,364              -
Net loss for the year under U.S. GAAP                  -              -     (2,149,041)
                                               ---------    -----------    -----------

Balance, May 31, 1996                          6,748,974      7,266,402     (4,901,333)
    Issued for cash:
         September 1996                          199,820      2,038,163
    Issued for finder's fee:
         September 1996                            5,962
    Issued upon exercise of options:
         August 1996                              10,000         13,000
         September 1996                            3,000          3,900
         December 1996                             1,000          1,300
         January 1997                              1,000          1,300

         February 1997                                   7,000          16,520
         March 1997                                        500             650
         April 1997                                     75,900          98,670
         May 1997                                       81,000         105,300
    Issued upon exercise of warrants:
         June 1996                                      27,500          23,375
         February 1997                                 285,750       1,428,750
         March 1997                                    222,700       1,113,500
Net loss for the year under U.S. GAAP                        -               -     (2,928,560)
                                                    ----------    ------------    -----------

Balance, May 31, 1997                                7,670,106      12,070,830     (7,829,893)
    Issued for October 1997                            537,200       2,686,000
    Issued upon exercise of options:
         July 1997                                       1,400           1,820
         August 1997                                     1,000           1,300
         September 1997                                  7,000           9,100
         October 1997                                   39,562          61,823
         May 1998                                      207,000          60,030
    Issued for mineral interests:
         February 1998                                  11,250          97,538
         March 1998                                    619,000       3,683,050
Net loss for the year under U.S. GAAP                        -               -    (10,779,708)
                                                    ----------    ------------    -----------

Balance, May 31, 1998                                9,093,518      18,671,491    (18,609,601)
    Returned to Treasury:
         July 1998                                     (22,039)            -
    Issued upon exercise of options:
         March 1999                                     25,000          33,500
    Issued for debt settlement:
         January 1999                                  180,125         270,188
    Issued for mineral interests:
         November 1998                                  80,364         478,166
         March 1999                                    288,750       2,503,462
         March 1999                                     10,000          59,500
Net loss for the year under U.S. GAAP                        -               -     (7,158,555)
                                                    ----------    ------------    -----------

Balance, May 31, 1999                                9,655,718      22,016,307    (25,768,156)
Net loss for the year under U.S. GAAP                        -               -     (2,275,487)
                                                    ----------    ------------    -----------

Balance, May 31, 2000                                9,655,718      22,016,307    (28,043,643)
    Issued under settlement of services:
         August 2000                                   100,000          45,000
    Issued under exercise of options:
         January 2001                                  100,000          15,000
    Stock-based compensation                                 -         183,079
Net loss for the year under U.S. GAAP                        -               -     (1,063,927)
                                                    ----------    ------------    -----------

Balance, May 31, 2001                                9,855,718      22,259,386    (29,107,570)
    Issued for debt settlement:
         October 2001                                  250,000          75,000
    Issued under settlement of services:
         October 2001                                  471,000         141,300
    Issued for mineral interests:
         October 2001                                  100,000          30,000
    Stock-based compensation                                 -         125,917

Net loss for the year under U.S. GAAP                      -               -       (1,183,901)
                                                    ----------    ------------   ------------

Balance, May 31, 2002                               10,676,718      22,631,603    (30,291,471)
    Issued for debt settlement:
         June 2002 and August 2002                      67,500          38,800
    Issued under settlement of services:
         October 2002 and January 2003                 261,667         143,234
    Issued for mineral interests:
         February 2003                                 100,000          82,000
    Issued under exercise of options:
         January 2003                                   25,000          11,250
    Issued for cash
         October 2002                                   62,500          78,771
    Warrants issued under settlement of services:
         October 2002                                        -         205,645
Stock based compensation                                     -         (44,164)
Net loss for the year under U.S. GAAP                        -                       (992,596)
                                                    ----------    ------------   ------------

Balance, May 31, 2003                               11,193,385    $ 23,147,13    $(31,284,067)
                                                    ==========    ============   ============

      All of the above transactions have been included on a post-consolidation basis.

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER        TITLE
------        -----
3.01a         Memorandum
3.02a         Articles of Incorporation
3.03a         Special Resolution filed March 19, 1992

10.01a        Loan agreement dated August 1, 2003 with accredited investors
10.02a        Mutual Release effective July 18, 2000, between Marlowe Harvey, Aarvark Agencies, Inc., Calais Resources Colorado,
              Inc., Calais Resources, Inc., on the one part, and Thomas S. Hendricks

EXHIBIT
NUMBER        TITLE
------        -----
10.03a        Form of convertible debentures
10.04a        Purchase Option Agreement dated February 28, 2003 by and between Calais Resources,  Inc. and Golden Cycle of Panama,
              Inc. and Panama Mining of Golden Cycle, Inc.
10.05a        Grant of Royalty Interest For Fixed Term, Modification of Prior Royalty Grants and Assignment of Royalty Buyout
              Rights Under Prior Grants dated March 1998 by Calais Resources Colorado, Inc. in favor of Thomas S. Hendricks,
              Marjorie J. Hendricks, and John R. Henderson.
10.06a        Right to Redeem and Re-Acquire Agreement dated March 26, 1999 between Aardvark Agencies, Inc. and Calais Resources
              Colorado, Inc.
10.07a        Right to Redeem and Re-Acquire  Agreement dated July 20, 2000 between Aardvark  Agencies,  Inc. and Calais Resources
              Colorado, Inc.
10.08a        Grant of Royalty Interest For Fixed Term by Calais Resources Colorado, Inc. and Aardvark Agencies, Inc. dated July
              2000 by Calais Resources Colorado, Inc. in favor of Thomas S. Hendricks, Marjorie J. Hendricks, and John R.
              Henderson
10.09a        Employment Agreement with Matthew C. Witt
10.10b        Settlement  Agreement and General Mutual Releases between Calais Resources,  Inc., Marlowe Harvey, and others, dated
              March 8, 2004
10.11b        Purchase  Option  Agreement  between Calais  Resources,  Inc. and Golden Cycle of Panama,  Inc. and Panama Mining of
              Golden Cycle, Inc., dated February 28, 2003
10.12b        Extension of Purchase Option Agreement and Partial Acknowledgement of Performance,  dated January 31, 2004, relating to Exhibit 10.11

21a           List of subsidiaries.

31+           Certification pursuant to Rule 13a-14(a)

32+           Certification pursuant to 18 U.S.C. Section 1350

      +     Filed herewith.

      a Incorporated by reference from exhibits filed with the original filing on Form 20-F for the year ended May 31, 2003.

      b. Incorporated by reference from exhibits filed with quarterly report on Form 10-QSB for the quarter ended February 29, 2004